FILED BY FREEPORT-MCMORAN COPPER & GOLD INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: MCMORAN EXPLORATION CO.

COMMISSION FILE NO. 001-07791

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 5, 2012

FREEPORT-McMoRan COPPER & GOLD INC.

Delaware	001-11307-01	74-2480931
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

333 North Central Avenue, Phoenix, AZ 85004-2189

(Address of principal executive offices) (Zip Code)

(602) 366-8100

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

PXP Merger Agreement

On December 5, 2012, Freeport-McMoRan Copper & Gold Inc. (“FCX”) entered into an Agreement and Plan of Merger (the “PXP Merger Agreement”), by and among Plains Exploration & Production Company, a Delaware corporation (“PXP”), FCX and IMONC LLC, a Delaware limited liability company and wholly owned subsidiary of FCX (“PXP Merger Sub”), pursuant to which PXP will merge with and into PXP Merger Sub, with PXP Merger Sub surviving the merger as a wholly owned subsidiary of FCX (the “PXP Merger”). The PXP Merger Agreement has been approved by the board of directors of each of FCX and PXP, and was recommended to the board of directors of FCX by a special committee of independent directors.

Subject to the terms and conditions of the PXP Merger Agreement, at the effective time of the PXP Merger, PXP stockholders will have the right to receive, for each share of PXP common stock they own, 0.6531 shares of FCX common stock and $25.00 in cash, equivalent to total consideration of $50.00 per PXP share, based on the closing price of FCX common stock on December 4, 2012. PXP stockholders may elect to receive cash or stock consideration, subject to proration in the event of oversubscription, with the value of the cash and stock per-share consideration to be equalized at closing. No fractional shares of FCX common stock will be issued in the PXP Merger, and PXP stockholders will receive cash in lieu of fractional shares, if any, of FCX common stock.

Pursuant to the terms of the PXP Merger Agreement, each restricted share of PXP common stock outstanding and each stock-settled PXP restricted stock unit outstanding and granted or contractually promised as of the date of the PXP Merger Agreement (the “PXP RSUs”) (except for certain PXP RSUs held by each of PXP’s named executive officers identified below) will become fully vested and be converted into the right to receive, at the election of the holder, cash consideration or stock consideration, subject to proration as described above. Certain stock-settled PXP RSUs held by each of PXP’s named executive officers as of the date of the PXP Merger Agreement will become fully vested and will be converted into the right to receive cash consideration or stock consideration, subject to the terms and conditions set forth in certain letter agreements among each such named executive officer, FCX and PXP, which are described in further detail below. Each cash-settled PXP RSU will become fully vested and be converted into the right to receive cash consideration. Each stock appreciation right relating to shares of PXP common stock outstanding and unexercised will become fully vested and be converted into a stock appreciation right relating to shares of FCX common stock as described in the PXP Merger Agreement. Each compensatory equity award granted or issued by PXP after the date of the PXP Merger Agreement and prior to the effective time of the PXP Merger will be converted into the same type of award covering shares of FCX common stock as described in the PXP Merger Agreement, with the same terms and conditions as prior to the effective time.

Consummation of the PXP Merger is subject to the approval of PXP’s stockholders. In addition, the PXP Merger is subject to other customary closing conditions, including expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. Each party’s obligations to complete the PXP Merger is also subject to the accuracy of representations and warranties of, and compliance with covenants by, the other party, in each case as set forth in the PXP Merger Agreement.

FCX and PXP have made customary representations, warranties and covenants in the PXP Merger Agreement, including, among other things, covenants by PXP (i) with respect to the conduct of its business during the interim period between the execution of the PXP Merger Agreement and consummation of the PXP Merger and (ii) not to engage in certain kinds of transactions during such period. PXP has also agreed not to directly or indirectly solicit competing acquisition proposals or, subject to certain exceptions with respect to unsolicited proposals, to enter into discussions concerning, or provide confidential information in connection with, any alternative business combinations.

The PXP Merger Agreement contains certain termination rights for both FCX and PXP, including, but not limited to, in the event that (i) the PXP Merger is not consummated by June 5, 2013 (subject to extension by either party up to September 5, 2013 if all conditions other than those related to regulatory approvals and the absence of injunctions have been satisfied), (ii) PXP’s stockholders do not adopt the PXP Merger Agreement, (iii) an injunction permanently restraining, enjoining or otherwise prohibiting the consummation of the PXP Merger becomes final and nonappealable, (iv) either party breaches its obligations or representations in a manner that cannot be cured by the termination date of the PXP Merger Agreement, or (v) PXP changes its recommendation to stockholders to adopt the PXP Merger Agreement or breaches its agreement not to solicit alternative transactions. The PXP Merger Agreement further provides that, upon termination of the PXP Merger Agreement under specified circumstances, PXP would be required to pay FCX a termination fee of $207 million or up to $69 million in reimbursement of FCX’s transaction expenses.

MMR Merger Agreement

On December 5, 2012, FCX entered into an Agreement and Plan of Merger (the “MMR Merger Agreement”), by and among McMoRan Exploration Co., a Delaware corporation (“MMR”), FCX and INAVN Corp., a Delaware corporation and wholly owned subsidiary of FCX (“MMR Merger Sub”), pursuant to which MMR Merger Sub will merge with and into MMR, with MMR surviving the merger as a wholly owned subsidiary of FCX (the “MMR Merger”). The MMR Merger Agreement has been approved by the board of directors of each of FCX and MMR, and was recommended to the respective board of directors of each of MMR and FCX by a special committee of independent directors.

Subject to the terms and conditions of the MMR Merger Agreement, at the effective time of the MMR Merger, each outstanding share of common stock of MMR will be converted into the right to receive $14.75 in cash, without interest, and 1.15 units of a royalty trust to be created prior to the closing of the MMR Merger that will be entitled to a 5% gross overriding royalty interest in hydrocarbons produced from certain MMR shallow water, ultra deep Gulf of Mexico prospects. No fractional royalty trust units will be issued in the MMR Merger, and MMR stockholders will receive cash in lieu of fractional units, if any.

Pursuant to the terms of the MMR Merger Agreement, each outstanding and unexercised MMR stock option as of the closing of the MMR Merger will convert into a stock option relating to shares of FCX common stock on the same terms and conditions as the MMR stock option immediately prior to closing , adjusted to reflect the exchange ratio between the trading price of MMR common stock and FCX common stock. Each outstanding restricted stock unit of MMR as of the closing of the MMR Merger will convert into an RSU relating to FCX common stock, adjusted to reflect the exchange ratio between the trading price of MMR common stock and FCX common stock, with each adjusted RSU subject to the same terms and conditions as the MMR RSU prior to closing. Each other equity-based right, whether contingent or accrued, to receive shares of MMR common stock (or cash based on the value of a number of shares granted under a MMR deferred compensation plan outstanding immediately prior to the closing), other than options or RSUs outstanding at the closing of the MMR Merger will, as of closing, be converted into the right to receive (or to be credited with) such number of shares of, or other payments based on, FCX common stock, adjusted to reflect the exchange ratio between the trading price of MMR common stock and FCX common stock and subject to the same terms and conditions as the MMR award prior to closing. Notwithstanding the foregoing, concurrently with the execution of the MMR Merger Agreement, each of the executive officers of MMR waived his or her contractual right to accelerated vesting as a result of the MMR Merger.

Consummation of the MMR Merger is subject to the approval of the MMR Merger Agreement by MMR’s stockholders, both by (i) a majority of the outstanding shares of MMR common stock (the “MMR Merger Approval”) and (ii) a majority of the outstanding shares of MMR common stock, excluding shares owned by FCX and its subsidiaries, PXP and its subsidiaries, and certain officers and/or directors of MMR and FCX (the “Disinterested Stockholder Approval”), and the approval by a majority of the outstanding shares of MMR common stock of an amendment to MMR’s certificate of incorporation to exempt FCX from certain interested stockholder provisions (the “Charter Amendment Approval” and together with the MMR Merger Approval and the Disinterested Stockholder Approval, the “MMR Stockholder Approval”). In addition, the MMR Merger is subject to other customary closing conditions, including expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. Each party’s obligation to complete the MMR Merger is also subject to the accuracy of representations and warranties of, and compliance with covenants by, the other party, in each case as set forth in the MMR Merger Agreement.

FCX and MMR have made customary representations, warranties and covenants in the MMR Merger Agreement, including, among other things, covenants by MMR (i) with respect to the conduct of its business during the interim period between the execution of the MMR Merger Agreement and consummation of the MMR Merger and (ii) not to engage in certain kinds of transactions during such period. MMR has also agreed not to directly or indirectly solicit competing acquisition proposals or, subject to certain exceptions with respect to unsolicited proposals, to enter into discussions concerning, or provide confidential information in connection with, any alternative business combinations.

The MMR Merger Agreement contains certain termination rights for both FCX and MMR, including, but not limited to, in the event that (i) the MMR Merger is not consummated by June 5, 2013 (subject to extension by either party up to September 5, 2013 if all conditions other than those related to regulatory approvals and the absence of injunctions have been satisfied), (ii) the MMR Stockholder Approval is not obtained, (iii) an injunction permanently restraining, enjoining or otherwise prohibiting the consummation of the MMR Merger becomes final and nonappealable, (iv) either party breaches its obligations or representations in a manner that cannot be cured by the termination date of the MMR Merger Agreement, or (v) MMR changes its recommendation to stockholders to adopt the MMR Merger Agreement. The MMR Merger Agreement further provides that, upon termination of the MMR Merger Agreement under specified circumstances, MMR would be required to pay FCX a termination fee of $98 million or up to $19.5 million in reimbursement of FCX’s transaction expenses.

Each of the above merger agreements contains representations and warranties that the parties have made to each other as of specific dates. Except for their status as contractual documents that establish and govern the legal relations among the parties to the respective merger agreements described therein, the merger agreements are not intended to be a source of factual, business or operational information about any of the parties thereto. The representations and warranties contained in each merger agreement were made only for purposes of those agreements and as of specific dates, were solely for the benefit of the parties to such merger agreements, and may be subject to limitations agreed between those parties, including being qualified by disclosures between those parties. The representations and warranties in each merger agreement may have been made to allocate risks among the parties thereto, including where the parties do not have complete knowledge of all facts, instead of establishing matters as facts. Furthermore, those representations and warranties may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. The assertions embodied in such representations and warranties are qualified by information contained in disclosure schedules to each of the merger agreements that the parties exchanged in connection with the execution of the merger agreements. Accordingly, investors and security holders should not rely on such representations and warranties as characterizations of the actual state of facts or circumstances, since they were only made as of the date of each of the merger agreements and are modified in important part by the underlying disclosure letters. Moreover, information concerning the subject matter of such representations and warranties may change after the date of each respective merger agreement, which subsequent information may or may not be fully reflected in FCX’s, PXP’s or MMR’s public disclosures.

Voting and Support Agreement

On December 5, 2012, FCX, MMR and PXP entered into a Voting and Support Agreement (the “Support Agreement”) with respect to the MMR Merger, which generally requires that PXP, in its capacity as a stockholder of MMR, vote all of its shares of MMR common stock in favor of the MMR Merger and the related amendment to the MMR certificate of incorporation and against alternative transactions and generally prohibits PXP from transferring its shares of MMR common stock prior to the consummation of the MMR Merger. The Support Agreement will terminate upon the earlier of (i) the consummation of the MMR Merger, (ii) the termination of the MMR Merger Agreement in accordance with its terms, or (iii) any breach by FCX of its obligations under the PXP Merger Agreement not to change the merger consideration or materially amend any material provision of the MMR Merger Agreement or terminate the MMR Merger Agreement, without the prior written consent of PXP.

The PXP Merger Agreement, the MMR Merger Agreement and the Support Agreement are attached hereto as Exhibit 2.1, Exhibit 2.2 and Exhibit 10.1, respectively, and are incorporated herein by reference. The descriptions of the PXP Merger Agreement, the MMR Merger Agreement and the Support Agreement set forth above do not purport to be complete and each is qualified in its entirety by reference to the provisions of the PXP Merger Agreement, the MMR Merger Agreement, and the Support Agreement as applicable.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On December 5, 2012, each of PXP’s named executive officers, including James C. Flores (Chairman of the Board, President and Chief Executive Officer), Doss R. Bourgeois (Executive Vice President, Exploration & Production), Winston M. Talbert (Executive Vice President and Chief Financial Officer) and John F. Wombwell (Executive Vice President, General Counsel and Secretary) (collectively, the “PXP NEOs”) entered into a letter agreement with PXP and FCX (collectively, the “Letter Agreements”) which generally provides that FCX will assume the current employment agreement between each of the PXP NEOs and PXP, subject to the amendment and the executive’s waiver of certain provisions thereof and such other terms and conditions set forth in the Letter Agreement. Except as provided in the applicable Letter Agreement, the terms of the current employment agreement between PXP and each of Messrs. Flores, Bourgeois, Talbert and Wombwell otherwise remain unchanged.

Mr. Flores’ Letter Agreement provides that he will serve as the Vice-Chairman of FCX and Chief Executive Officer of the oil and gas business of FCX and as a member of the board of directors of

FCX. Mr. Flores’ annual base salary will be no less than the annual base salary applicable to each of the current Chairman of FCX and the current President and Chief Executive Officer of FCX, as in effect from time to time. Mr. Flores is eligible for an annual incentive award based on an annual target incentive opportunity that is the same as applicable to peer executives of FCX, and participation in incentive compensation and benefit plans applicable to the peer executives of FCX. Mr. Flores’ Letter Agreement provides that he will waive his right to resign from employment with PXP and receive severance payments or benefits as a result of or in connection with the PXP Merger (including changes to existing employment arrangements) under his current employment agreement with PXP and for purposes of all arrangements which contain any such right or commitments. In addition, Mr. Flores has agreed to take 100% stock consideration in settlement of the stock-settled RSUs that accelerate as a result of the PXP Merger.

The Letter Agreements with each of Messrs. Bourgeois, Talbert and Wombwell provide that the executive will serve as Executive Vice President, oil and gas business of FCX. These Letter Agreements provide each of Messrs. Bourgeois, Talbert and Wombwell with the annual base salary to which such individual is currently entitled, eligibility for an annual incentive award as determined by the compensation committee of FCX, and participation in incentive compensation and benefit plans of FCX that are applicable to similarly situated executives of FCX. These Letter Agreements provide that each of Messrs. Bourgeois, Talbert and Wombwell will waive his right to resign from employment with PXP and receive severance payments or benefits in connection with or as a result of the PXP Merger (including changes to existing employment arrangements) under the executive’s current employment agreement with PXP and for purposes of all arrangements which contain any similar right or commitments. In addition, Messrs. Bourgeois, Talbert and Wombwell have each agreed to take no less than 75% stock consideration in settlement of the stock-settled RSUs that accelerate as a result of the PXP Merger.

Pursuant to the Letter Agreements, Shares of FCX common stock delivered to each of the PXP NEOs in settlement of certain accelerated restricted stock units will be subject to a holding requirement from the closing date of the Merger through the third anniversary thereof, subject to certain permitted transfers and termination of such holding requirement upon the occurrence of certain events as set forth therein.

The foregoing summary of the Letter Agreements does not purport to be complete and is subject to, and qualified in its entirety by, reference to the full text of the Letter Agreements, which are filed as Exhibit 10.2, Exhibit 10.3, Exhibit 10.4 and Exhibit 10.5 hereto and incorporated by reference herein.

Item 8.01	Other Events.

On December 5, 2012, FCX entered into commitment letters (“Commitment Letters”) with JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC (together, “JP Morgan”). JP Morgan has agreed, subject to the terms and conditions of the Commitment Letters, to provide FCX with senior unsecured 364-day bridge facilities (collectively, “Facilities”) under which an aggregate principal amount of up to $9.5 billion will be made available to FCX to finance the transactions contemplated by the PXP Merger Agreement and the MMR Merger Agreement upon the closings thereof. Each of the Facilities will mature 364 days from the date of the first borrowing thereunder. Borrowings under each of the Facilities will bear interest at either (i) LIBOR plus an applicable margin or (ii) a base rate plus an applicable margin based on FCX’s credit rating. JP Morgan’s financing commitments under the Commitment Letter are subject to certain customary conditions.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits.

2.1	Agreement and Plan of Merger, dated as of December 5, 2012, by and among Plains Exploration & Production Company, Freeport-McMoRan Copper & Gold Inc. and IMONC LLC (schedules and exhibits omitted pursuant to 601(b)(2) of Regulation S-K).

2.2	Agreement and Plan of Merger, dated as of December 5, 2012, by and among McMoRan Exploration Co., Freeport-McMoRan Copper & Gold Inc. and INAVN Corp. (schedules and exhibits omitted pursuant to 601(b)(2) of Regulation S-K).

10.1	Voting and Support Agreement dated as of December 5, 2012, by and between Plains Exploration & Production Company, Freeport-McMoRan Copper & Gold Inc. and McMoRan Exploration Co.

10.2	Letter Agreement, dated as of December 5, 2012, by and among James C. Flores, Plains Exploration & Production Company and Freeport-McMoRan Copper & Gold Inc.

10.3	Letter Agreement, dated as of December 5, 2012, by and among Doss R. Bourgeois, Plains Exploration & Production Company and Freeport-McMoRan Copper & Gold Inc.

10.4	Letter Agreement, dated as of December 5, 2012, by and among Winston M. Talbert, Plains Exploration & Production Company and Freeport-McMoRan Copper & Gold Inc.

10.5	Letter Agreement, dated as of December 5, 2012, by and among John F. Wombwell, Plains Exploration & Production Company and Freeport-McMoRan Copper & Gold Inc.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements concerning the proposed transactions with PXP and MMR, the financial and business impact of such transactions, management’s beliefs and objectives with respect thereto, and management’s current expectations for future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipates,” “may,” “can,” “plans,” “believes,” “estimates,” “expects,” “projects,” “intends,” “likely,” “will,” “should,” “to be,” and any similar expressions or other words of similar meaning are intended to identify those assertions as forward-looking statements. It is uncertain whether the events anticipated will transpire, or if they do occur what impact they will have on the results of operations and financial condition of FCX, MMR, PXP or of the combined company. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including but not limited to the ability of the parties to satisfy the conditions precedent and consummate either or both of the proposed transactions, the timing of consummation of either or both of the proposed transactions, the ability of the parties to secure regulatory approvals in a timely manner or on the terms desired or anticipated, the ability of FCX to integrate the acquired operations, the ability to implement the anticipated business plans following closing and achieve anticipated benefits and savings, and the ability to realize opportunities for growth. Other important economic, political, regulatory, legal, technological, competitive and other uncertainties are identified in the documents filed with the Securities and Exchange Commission (the “SEC”) by FCX, MMR and PXP from time to time, including their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. The forward-looking statements including in this press release are made only as of the date hereof. Neither FCX, MMR nor PXP undertakes any obligation to update the forward-looking statements included in this press release to reflect subsequent events or circumstances.

Additional Information about the Proposed Transactions and Where to Find It

PXP Transaction

In connection with the proposed transaction, FCX intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of PXP that also constitutes a prospectus of FCX. FCX and PXP also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by FCX and PXP with the SEC at the SEC’s website at www.sec.gov. In addition, you will be able to obtain free copies of the registration statement and the proxy statement/prospectus by phone, e-mail or written request by contacting the investor relations department of FCX or PXP at the following:

Freeport-McMoRan Copper & Gold Inc.	Plains Exploration & Production Company
333 N. Central Ave. Phoenix, AZ 85004 Attention: Investor Relations Phone: (602) 366-8400 Email: ir@fmi.com	700 Milam, Suite 3100 Houston, TX 77002 Attention: Investor Relations Phone: (713) 579-6000 Email: investor@pxp.com

FCX and PXP and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about FCX’s directors and executive officers is available in FCX’s proxy statement dated April 27, 2012, for its 2012 Annual Meeting of Stockholders. Information about PXP’s directors and executive officers is available in PXP’s proxy statement dated April 13, 2012, for its 2012 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from FCX or PXP using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

MMR Transaction

In connection with the proposed transaction, the royalty trust formed in connection with the transaction will file with the SEC a registration statement on Form S-4 that will include a proxy statement of MMR that also constitutes a prospectus of the royalty trust. FCX, the royalty trust and MMR also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL

CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by FCX, the royalty trust and MMR with the SEC at the SEC’s website at www.sec.gov. In addition, you will be able to obtain free copies of these documents by phone, e-mail or written request by contacting the investor relations department of FCX or MMR at the following:

Freeport-McMoRan Copper & Gold Inc.	McMoRan Exploration Co.
333 N. Central Ave. Phoenix, AZ 85004 Attention: Investor Relations Phone: (602) 366-8400 Email: ir@fmi.com	1615 Poydras St. New Orleans, LA 70112 Attention: Investor Relations Phone: (504) 582-4000 Email: ir@fmi.com

FCX and MMR and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about FCX’s directors and executive officers is available in FCX’s proxy statement dated April 27, 2012, for its 2012 Annual Meeting of Stockholders. Information about MMR’s directors and executive officers is available in MMR’s proxy statement dated April 27, 2012, for its 2012 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from FCX or MMR using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FREEPORT-McMoRan COPPER & GOLD INC.

By:	/s/ C. Donald Whitmire, Jr.
C. Donald Whitmire, Jr.
Vice President and Controller - Financial Reporting (authorized signatory and Principal Accounting Officer)

Date: December 6, 2012

EXHIBIT INDEX

2.1	Agreement and Plan of Merger, dated as of December 5, 2012, by and among Plains Exploration & Production Company, Freeport-McMoRan Copper & Gold Inc. and IMONC LLC.

2.2	Agreement and Plan of Merger, dated as of December 5, 2012, by and among McMoRan Exploration Co., Freeport-McMoRan Copper & Gold Inc. and INAVN Corp.

10.1	Voting and Support Agreement dated as of December 5, 2012, by and between Plains Exploration & Production Company, Freeport-McMoRan Copper & Gold Inc. and McMoRan Exploration Co.

10.2	Letter Agreement, dated as of December 5, 2012, by and among James C. Flores, Plains Exploration & Production Company and Freeport-McMoRan Copper & Gold Inc.

10.3	Letter Agreement, dated as of December 5, 2012, by and among Doss R. Bourgeois, Plains Exploration & Production Company and Freeport-McMoRan Copper & Gold Inc.

10.4	Letter Agreement, dated as of December 5, 2012, by and among Winston M. Talbert, Plains Exploration & Production Company and Freeport-McMoRan Copper & Gold Inc.

10.5	Letter Agreement, dated as of December 5, 2012, by and among John F. Wombwell, Plains Exploration & Production Company and Freeport-McMoRan Copper & Gold Inc.

Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

PLAINS EXPLORATION & PRODUCTION COMPANY,

FREEPORT-MCMORAN COPPER & GOLD INC.

and

IMONC LLC

Dated as of December 5, 2012

TABLE OF CONTENTS

ARTICLE I.

THE MERGER

- i -

- ii -

- iii -

- iv -

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of December 5, 2012, is by and among Plains Exploration & Production Company, a Delaware corporation (the “Company”), Freeport-McMoRan Copper & Gold Inc., a Delaware corporation (“Parent”), and IMONC LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Parent (“Merger Sub”).

WITNESSETH:

WHEREAS, the parties intend that the Company shall be merged with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger as a direct wholly owned subsidiary of Parent;

WHEREAS, the Board of Directors of the Company has (i) unanimously determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger and (iii) resolved to recommend adoption of this Agreement by the stockholders of the Company;

WHEREAS, the Special Committee of the Board of Directors of Parent (the “Parent Special Committee”) has unanimously recommended to the Board of Directors of Parent that this Agreement and the consummation of the transactions contemplated hereby, including the Merger, are in the best interests of Parent and its stockholders;

WHEREAS, the Board of Directors of Parent has (i) determined that it is in the best interests of Parent and its stockholders, and declared it advisable, to enter into this Agreement and (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger;

WHEREAS, Parent, as the sole member of Merger Sub, has approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and adopted this Agreement;

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code;

WHEREAS, in connection with the execution and delivery of this Agreement by the parties hereto, the Company has entered into a Support Agreement, dated as of the date hereof, with Parent; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:

ARTICLE I.

THE MERGER

Section 1.1 The Merger. At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Delaware General Corporation Law (the “DGCL”) and the Delaware Limited Liability Company Act (the “DLLCA”), the Company shall be merged with and into Merger Sub, whereupon the separate corporate existence of the Company shall cease, and Merger Sub shall continue its existence under Delaware law as the surviving company in the Merger (the “Surviving Company”) and a direct wholly owned subsidiary of Parent.

Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York at 10:00 a.m., local time, on the fifth business day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or at such other place, date and time as the Company and Parent may agree in writing. The date on which the Closing actually occurs is referred to as the “Closing Date.”

Section 1.3 Effective Time. On the Closing Date, the Company and Merger Sub shall file with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”), executed in accordance with, and containing such information as is required by, the relevant provisions of the DGCL and the DLLCA in order to effect the Merger. The Merger shall become effective at such time as the Certificate of Merger has been filed with the Secretary of State of the State of Delaware or at such other, later date and time as is agreed between the parties and specified in the Certificate of Merger in accordance with the relevant provisions of the DGCL and the DLLCA (such date and time is hereinafter referred to as the “Effective Time”).

Section 1.4 Effects of the Merger. The effects of the Merger shall be as provided in this Agreement and in the applicable provisions of the DGCL and the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company, all as provided under the DGCL and the DLLCA.

Section 1.5 Organizational Documents of the Surviving Company.

(a) At the Effective Time, the certificate of formation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of formation of the

Surviving Company until thereafter amended in accordance with the provisions thereof and applicable Law.

(b) At the Effective Time, the limited liability company agreement of Merger Sub, as in effect immediately prior to the Effective Time, shall be the limited liability company agreement of the Surviving Company until thereafter amended in accordance with the provisions thereof and applicable Law.

Section 1.6 Directors. Subject to applicable Law, the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Company and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

Section 1.7 Officers. The officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Company and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

ARTICLE II.

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 2.1 Effect on Capital Stock.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Company, Merger Sub or the holder of any shares of Company Common Stock or limited liability company interests of Merger Sub:

(i) Limited Liability Company Interest of Merger Sub. The sole limited liability company interest of Merger Sub issued and outstanding immediately prior to the Effective Time shall remain outstanding as the sole limited liability company interest of the Surviving Company.

(ii) Cancellation of Certain Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is owned or held in treasury by the Company and each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is owned by Parent or Merger Sub or any of their respective Subsidiaries (as defined herein) shall no longer be outstanding and shall automatically be cancelled and shall cease to exist (the “Cancelled Shares”), and no consideration shall be delivered in exchange therefor; provided, however, that any shares of Company Common Stock owned or held by any direct or indirect wholly owned Subsidiary of the Company shall be converted into the right to receive the Merger Consideration, as set forth below.

(iii) Conversion of Company Common Stock. Subject to the other provisions of Article II, each share of Company Common Stock issued and outstanding immediately prior to or upon the Effective Time, including shares of Company Common Stock that are deemed to be outstanding with respect to Company Electing Awards pursuant to Section 2.5, but excluding any Cancelled Shares or Dissenting Shares (as defined herein) (each, a “Company Share”), shall be converted automatically into and shall thereafter represent the right to receive the following consideration (collectively, the “Merger Consideration”):

(A) for each Company Share with respect to which a Stock Election (as defined herein) has been validly made and not revoked pursuant to Section 2.3 (collectively, the “Stock Election Shares”), the right to receive from Parent the fraction of a share of validly issued, fully paid and nonassessable Parent Common Stock as is equal to the Exchange Ratio (collectively, the “Stock Consideration”);

(B) for each Company Share with respect to which a Cash Election (as defined herein) has been validly made and not revoked pursuant to Section 2.3 (collectively, the “Cash Election Shares”), the right to receive in cash from Parent an amount equal to the Per Share Amount (collectively, the “Cash Consideration”); and

(C) for each Company Share other than shares as to which a Cash Election or a Stock Election has been validly made and not revoked pursuant to Section 2.3 (collectively, the “Non-Election Shares”), the right to receive from Parent the Merger Consideration as is determined in accordance with Section 2.2.

(D) Definitions:

(1)	“Exchange Ratio” shall mean the quotient of (a) the Per Share Amount divided by (b) the Parent Closing Price.

(2)	“Per Share Amount” shall mean the sum of (A) $25.00 plus (B) the product of 0.6531 (the “Share Ratio”) times the Parent Closing Price.

(3)	“Parent Closing Price” shall mean the average, rounded to the nearest one tenth of a cent, of the closing sales prices of shares of Parent Common Stock on the NYSE as reported by The Wall Street Journal for the ten trading days immediately preceding the date which is five trading days immediately prior to the date on which the Effective Time occurs.

(4)

“Cash Component” shall mean (A) $3,313,502,625 minus (B) the product of (1) $25.00 and (2) the sum of (a) the excess of (i) the number of Cancelled Shares over (ii) 14,960,232, (b) the number of Company Restricted Shares forfeited after the date of this Agreement and prior to the Effective Time, and (c) the number of Company Electing RSUs forfeited after the date of this Agreement and prior to the Effective Time plus (C) the product of (1) $25.00 and (2) the number of Company Shares issued with respect to Company Options outstanding on the date hereof and set forth on the Company Disclosure Schedule exercised following the date hereof and prior to the Effective Time. The Cash Component excludes any amount paid or payable with respect to Company Cash RSUs and Company SARs.

All Company Shares converted into the right to receive the Merger Consideration pursuant to this Article II shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and uncertificated Company Shares represented by book-entry form (“Book-Entry Shares”) and each certificate that, immediately prior to the Effective Time, represented any such Company Shares (each, a “Certificate”) shall thereafter represent only the right to receive the Merger Consideration and the Fractional Share Cash Amount (as defined herein) into which the Company Shares represented by such Book-Entry Share or Certificate have been converted pursuant to this Section 2.1, as well as any dividends or other distributions to which holders of Company Shares become entitled in accordance with Section 2.4(d).

(iv) For the avoidance of doubt, the aggregate consideration to be paid by Parent in respect of the Merger Consideration to holders of Company Shares (including Company Electing Awards) shall be equal to the Cash Component (assuming all Dissenting Shares receive cash equal to the Per Share Amount) and 86,561,944 shares of Parent Common Stock (provided that the number of shares of Parent Common Stock to be issued shall be reduced by the product of (A) 0.6531 and (B) the sum of (1) the excess of the number of Cancelled Shares over 14,960,232, (2) the number of Company Restricted Shares forfeited after the date of this Agreement and prior to the Effective Time, and (3) the number of Company Electing RSUs forfeited after the date of this Agreement and prior to the Effective Time, and shall be increased by the product of (A) 0.6531 and (B) the number of Company Shares issued with respect to Company Options outstanding on the date hereof and set forth on the Company Disclosure Schedule exercised following the date hereof and prior to the Effective Time.

(b) Shares of Dissenting Stockholders. Notwithstanding anything in this Agreement to the contrary, any issued and outstanding Company Shares held by a person (a “Dissenting Stockholder”) who has not voted in favor of, or consented to, the adoption of this Agreement and has complied with all the provisions of the DGCL concerning the right of holders of Company Shares to demand appraisal of their (the “Appraisal Provisions”) Company Shares (“Dissenting Shares”), to the extent the Appraisal Provisions are applicable, shall not be converted into the right to receive the Merger Consideration as described in Section 2.1(a)(iii), but shall become the right to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to the procedures set forth in Section 262 of the DGCL. If such Dissenting Stockholder withdraws its demand for appraisal or fails to perfect or otherwise loses its right of appraisal, in any case pursuant to the DGCL, each of such Dissenting Stockholder’s Company Shares shall thereupon be deemed to be Non-Election Shares for all purposes of this Agreement, unless such Dissenting Stockholder shall thereafter otherwise make a timely Election (as defined herein) under this Agreement. If any holder of Dissenting Shares shall have so failed to perfect or has effectively withdrawn or lost such Dissenting Stockholder’s right of appraisal after the Election Deadline (as defined herein), each of such Dissenting Stockholder’s Company Shares shall thereupon be deemed to have been converted into and to have become, as of the

Effective Time, the right to receive Stock Consideration or Cash Consideration, or a combination thereof, as determined by Parent in its sole discretion. The Company shall give Parent prompt notice of any demands for appraisal of Company Shares received by the Company, withdrawals of such demands and any other instruments served pursuant to Section 262 of the DGCL and shall give Parent the opportunity to participate in all negotiations and proceedings with respect thereto. The Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands.

(c) Certain Adjustments. If, between the date of this Agreement and the Effective Time (and as permitted by Article V), the outstanding Company Shares or Parent Common Stock shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, or any similar event shall have occurred, then the Share Ratio shall be equitably adjusted, without duplication, to proportionally reflect such change; provided that nothing in this Section 2.1(c) shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(d) No Fractional Shares. No fractional shares of Parent Common Stock shall be issued in connection with the Merger, no certificates or scrip representing fractional shares of Parent Common Stock shall be delivered upon the conversion of Company Shares pursuant to Section 2.1(a)(iii), and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a holder of shares of Parent Common Stock. Notwithstanding any other provision of this Agreement, each holder of Company Shares converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after aggregating all shares represented by the Certificates and Book-Entry Shares delivered by such holder) shall receive, in lieu thereof and upon surrender thereof, cash (without interest) in an amount determined by multiplying (i) the Parent Closing Price by (ii) the fraction of a share (after taking into account all Company Shares held by such holder at the Effective Time and rounded to the nearest one thousandth when expressed in decimal form) of Parent Common Stock to which such holder would otherwise be entitled (the “Fractional Share Cash Amount”). No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share of Parent Common Stock.

Section 2.2 Proration.

(a) Notwithstanding any other provision contained in this Agreement, the total number of Company Shares to be converted into Cash Consideration pursuant to Section 2.1(a)(iii) (which, for this purpose, shall be deemed to include the Dissenting Shares determined as of the Effective Time), (the “Cash Conversion Number”), shall be equal to the quotient obtained by dividing (i) the Cash Component by (ii) the Per Share Amount. All other Company Shares (other than Cancelled Shares and Dissenting Shares) shall be converted into Stock Consideration.

(b) Within five (5) business days after the Effective Time, Parent shall cause the Exchange Agent (as defined herein) to effect the allocation among the holders of Company

Shares (including holders of Company Electing Awards) of the rights to receive the Cash Consideration and the Stock Consideration as follows:

(i) if the aggregate number of Company Shares with respect to which Cash Elections shall have been made (which, for this purpose, shall be deemed to include the Dissenting Shares determined as of the Effective Time) (the “Total Cash Election Number”) exceeds the Cash Conversion Number, then (A) all Stock Election Shares and all Non-Election Shares shall be converted into the right to receive the Stock Consideration, and (B) Cash Election Shares of each holder thereof will be converted into the right to receive the Cash Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) a fraction, the numerator of which is the Cash Conversion Number and the denominator of which is the Total Cash Election Number (with the Exchange Agent to determine, consistent with Section 2.2(a), whether fractions of Cash Election Shares shall be rounded up or down), with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Stock Consideration; and

(ii) if the Total Cash Election Number is less than the Cash Conversion Number (the amount by which the Cash Conversion Number exceeds the Total Cash Election Number being referred to herein as the “Shortfall Number”), then all Cash Election Shares shall be converted into the right to receive the Cash Consideration, and the Stock Election Shares and Non-Election Shares shall be treated in the following manner:

(x) if the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Stock Election Shares shall be converted into the right to receive the Stock Consideration, and the Non-Election Shares of each holder thereof shall convert into the right to receive the Cash Consideration in respect of that number of Non-Election Shares equal to the product obtained by multiplying (1) the number of Non-Election Shares held by such holder by (2) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares (with the Exchange Agent to determine, consistent with Section 2.2(a), whether fractions of Non-Election Shares shall be rounded up or down), with the remaining number of such holder’s Non-Election Shares being converted into the right to receive the Stock Consideration; or

(y) if the Shortfall Number exceeds the number of Non- Election Shares, then (1) all Non-Election Shares shall be converted into the right to receive the Cash Consideration and (2) all Stock Election Shares shall convert into the right to receive the Cash Consideration in respect of that number of Stock Election Shares equal to the product obtained by multiplying (A) the number of Stock Election Shares held by such holder by (B) a fraction, the numerator of which is the amount by which (1) the Shortfall Number exceeds (2) the total number of Non-Election Shares, and the denominator of which is the total number of Stock Election Shares (with the Exchange Agent to determine, consistent with Section 2.2(a), whether fractions of Stock Election Shares shall be rounded up or down), with the remaining number of such holder’s Stock Election Shares being converted into the right to receive the Stock Consideration.

Section 2.3 Election Procedures.

(a) Elections. Each person who is a record holder of shares of Company Common Stock and/or who holds Company Electing Awards on the Election Form Record Date (as defined herein) shall have the right to submit an Election Form specifying (an “Election”) the number of Company Shares, if any, held by such person, whether directly or pursuant to any Company Electing Awards, in any case, that such person desires to have converted into the right to receive Stock Consideration (a “Stock Election”) and the number of such Company Shares that the holder desires to have converted into the right to receive Cash Consideration (a “Cash Election”). Holders of record of Company Shares who hold such Company Shares as nominees, trustees or in other representative capacities may submit a separate Election Form on or before the Election Deadline with respect to each beneficial owner for whom such nominee, trustee or representative holds such Company Shares.

(b) Appointment of Exchange Agent. Prior to mailing of the Election Form, Parent shall appoint a bank or trust company that is reasonably acceptable to the Company to act as exchange agent (the “Exchange Agent”) for the payment of the Merger Consideration and shall enter into an agreement (the “Exchange Agent Agreement”) relating to the Exchange Agent’s responsibilities under this Agreement.

(c) Mailing of Election Form; Election Deadline. Parent shall prepare and cause to be mailed a form of election, which form shall be subject to the reasonable approval of the Company (the “Election Form”), with the Proxy Statement/Prospectus to the record holders of Company Common Stock as of the record date for the Company Stockholders’ Meeting (the “Election Form Record Date”) and to each holder of Company Electing Awards as of such date, which Election Form shall be used by each such record holder of shares of Company Common Stock and each such holder of Company Electing Awards who wishes to make an Election. Any such holder’s Election shall have been properly made only if the Exchange Agent shall have received at its designated office, by 5:00 p.m., Eastern time, on a date prior to the Effective Time to be mutually agreed to by Parent and the Company and publicly disclosed (the “Election Deadline”), an Election Form properly completed and signed and accompanied (in the case of record holders of shares of Company Common Stock) by Certificates (unless such shares of Company Common Stock are Book-Entry Shares, in which case the holders shall follow the instructions set forth in the Election Form) of Company Common Stock to which such Election Form relates, duly endorsed in blank or otherwise in form acceptable for transfer on the books of the Company (or customary affidavits and indemnification regarding the loss or destruction of such Certificates or by an appropriate guarantee of delivery of such Certificates as set forth in such Election Form; provided that such Certificates are in fact delivered to the Exchange Agent within five (5) business days after the date of execution of such guarantee of delivery).

(d) Ability to Revoke Election Forms. Any stockholder or holder of Company Electing Awards may (i) change his Election by written notice received by the Exchange Agent prior to the Election Deadline, accompanied by a properly completed and signed revised Election Form or (ii) revoke his Election by written notice received by the Exchange Agent prior to the

Election Deadline or by withdrawal prior to the Election Deadline of his Certificates (if applicable), or of the guarantee of delivery of such Certificates (if applicable), previously deposited with the Exchange Agent. All Election Forms shall automatically be revoked if the Exchange Agent is notified in writing by Parent and the Company that the Merger has been abandoned and that this Agreement has been terminated. If an Election Form is revoked, the Certificate(s) (or guarantees of delivery, as appropriate), if any, for the Company Shares to which such Election Form relates shall be promptly returned to the stockholder submitting the same to the Exchange Agent.

(e) Determination of Exchange Agent Binding. Subject to the provisions of the Exchange Agent Agreement, the determination of the Exchange Agent shall be binding as to whether an Election shall have been properly made or revoked pursuant to this Section 2.3 with respect to Company Shares and when Elections and revocations were received by it. Subject to the provisions of the Exchange Agent Agreement, if the Exchange Agent determines that any Election was not properly made with respect to any Company Shares, such Company Shares shall be treated by the Exchange Agent as Non-Election Shares. Subject to the provisions of the Exchange Agent Agreement, the Exchange Agent also shall make all computations as to the allocation and the proration contemplated by Section 2.2, and absent manifest error any such computation shall be conclusive and binding on the holders of the Company Shares.

Section 2.4 Exchange of Certificates.

(a) Deposit of Merger Consideration. Parent shall make available to the Exchange Agent cash sufficient to pay the aggregate Cash Consideration (together with, to the extent then determinable, the aggregate Fractional Share Cash Amounts payable) at such time as is necessary for the payment to holders of Company Common Stock (including Company Common Stock subject to Company Electing Awards) and shall deposit, or shall cause to be deposited, with the Exchange Agent evidence of Parent Common Stock in book-entry form (and/or certificates representing such Parent Common Stock, at Parent’s election) representing the number of shares of Parent Common Stock sufficient to deliver the aggregate Stock Consideration (such cash and certificates, together with any dividends or distributions with respect thereto, the “Exchange Fund”).

(b) Exchange Procedures. As soon as reasonably practicable after the Effective Time and in any event within five (5) business days of the Closing Date, Parent shall cause the Exchange Agent to mail to each holder of record of Company Shares and each holder of Company Electing Awards whose Company Shares were converted pursuant to Section 2.1(a)(iii) or Section 2.5 (other than those holders who have properly completed and submitted, and have not revoked, Election Forms pursuant to Section 2.3) into the right to receive the Merger Consideration (A) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass (as applicable), only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent and the Company may reasonably agree upon prior to the Effective Time) (the “Letter of Transmittal”) and (B) instructions for use in effecting the surrender of Certificates or Book-Entry Shares (as applicable) in exchange for the Merger Consideration, any Fractional Share Cash Amount and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.4(d).

(c) Surrender of Certificates or Book-Entry Shares. Upon surrender of Certificates or Book-Entry Shares to the Exchange Agent, if applicable, together with either an Election Form or Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required by the Exchange Agent, the holder of such Certificates or Book-Entry Shares or Company Electing Awards, in any case, shall be entitled to receive in exchange therefor the Merger Consideration deliverable in respect of the shares represented by such Certificates or Book-Entry Shares or Company Electing Awards, in any case, pursuant to this Agreement, together with any Fractional Share Cash Amount and any dividends or other distributions to which such Certificates or Book-Entry Shares or Company Electing Awards become entitled in accordance with Section 2.4(d). In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer or stock records of the Company, any cash to be paid upon, or shares of Parent Common Stock to be issued upon, due surrender of the Certificate or Book-Entry Share formerly representing such shares of Company Common Stock may be paid or issued, as the case may be, to such a transferee if such Certificate or Book-Entry Share is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer or other similar Taxes have been paid or are not applicable. No interest shall be paid or shall accrue on the cash payable upon surrender of any Certificate or Book-Entry Share or with respect to any Company Electing Awards and, until surrendered as contemplated by this Section 2.4, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive, with respect to Certificates and Book-Entry Shares, upon such surrender, the Merger Consideration deliverable in respect of the shares represented by such Certificates or Book-Entry Shares pursuant to this Agreement, together with any Fractional Share Cash Amount and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.4(d).

(d) Treatment of Unexchanged Shares. No dividends or other distributions, if any, with a record date after the Effective Time with respect to Parent Common Stock, shall be paid to the holder of any unsurrendered Company Share to be converted into shares of Parent Common Stock pursuant to Section 2.1(a)(iii) until such holder shall surrender such share in accordance with this Section 2.4. After the surrender in accordance with this Section 2.4 of a Company Share to be converted into shares of Parent Common Stock pursuant to Section 2.1(a)(iii), the holder thereof shall be entitled to receive (in addition to the Merger Consideration and any Fractional Share Cash Amount payable to such holder pursuant to this Article II) any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the share of Parent Common Stock represented by such Company Share.

(e) No Further Ownership Rights in Company Common Stock. The shares of Parent Common Stock delivered and cash paid in accordance with the terms of this Article II upon conversion of any Company Shares shall be deemed to have been delivered and paid in full satisfaction of all rights pertaining to such Company Shares. From and after the Effective Time, (i) all holders of Certificates and Book-Entry Shares shall cease to have any rights as stockholders of Company other than the right to receive the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement upon the surrender of such Certificate or Book-Entry Share in accordance with Section 2.4(b) (together with any Fractional Share Cash Amount and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.4(d)), without interest, and (ii) the stock transfer books of the Company shall be closed with respect to all Company Shares outstanding immediately prior to the Effective Time. From and after the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Company of Company Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates or Book-Entry Shares formerly representing Company Shares are presented to the Surviving Company, Parent or the Exchange Agent for any reason, such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this Article II, subject to applicable Law in the case of Dissenting Shares.

(f) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent; provided, however, that no such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book- Entry Shares pursuant to this Article II, and following any losses from any such investment, Parent shall promptly provide additional funds to the Exchange Agent for the benefit of the holders of shares of Company Common Stock and holders of Company Electing Awards at the Effective Time in the amount of such losses, which additional funds will be deemed to be part of the Exchange Fund. Any interest or other income resulting from such investments shall be paid to Parent, upon demand.

(g) Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest or other amounts received with respect thereto) that remains unclaimed by, or otherwise undistributed to, the holders of Certificates and Book-Entry Shares for 180 days after the Effective Time shall be delivered to Parent, upon demand, and any holder of Certificates or Book-Entry Shares who has not theretofore complied with this Article II shall thereafter look only to Parent or the Surviving Company (subject to abandoned property, escheat or other similar Laws), as general creditors thereof, for satisfaction of its claim for Merger Consideration and any dividends and distributions which such holder has the right to receive pursuant to this Article II without any interest thereon.

(h) No Liability. None of Parent, the Company, Merger Sub or the Exchange Agent shall be liable to any person in respect of any portion of the Exchange Fund or the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Notwithstanding any other provision of this Agreement, any portion of the Merger Consideration or the cash to be paid in accordance with this Article II that remains undistributed to the holders of Certificates and Book-Entry Shares as of the second anniversary of the Effective Time (or immediately prior to such earlier date on which the Merger Consideration or such cash would otherwise escheat to or become the property of any Governmental Entity), shall, to the extent permitted by applicable Law, become the property of the Surviving Company, free and clear of all claims or interest of any person previously entitled thereto.

(i) Withholding Rights. Each of the Surviving Company, Parent and the Exchange Agent (without duplication) shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of a Certificate or Book-Entry Share or any holder of any Company Stock Awards pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under applicable Tax Law. Any amounts so deducted, withheld and paid over to the appropriate Taxing Authority shall be treated for all purposes of this Agreement as having been paid to the holder of the Certificate or Book-Entry Share in respect of which such deduction or withholding was made.

(j) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such person of a bond in such amount as Parent or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Company with respect to such Certificate, the Exchange Agent (or, if subsequent to the termination of the Exchange Fund and subject to Section 2.4(g), Parent) shall deliver, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration and any dividends and distributions deliverable in respect thereof pursuant to this Agreement.

Section 2.5 Company Stock Awards.

(a) Company SARs. Each Company SAR that remains outstanding and unexercised as of the Effective Time shall, as of the Effective Time, (i) vest in full (to the extent previously unvested) and become exercisable, and (ii) be converted into a fully vested and exercisable stock appreciation right relating to shares of Parent Common Stock (which stock appreciation rights shall be cash-or stock-settled in accordance with the settlement terms applicable to the related Company SAR), on the same terms and conditions (other than vesting conditions, which shall not apply) as were applicable to such Company SAR immediately prior to the Effective Time (each, an “Adjusted SAR”), except that (A) the number of shares of Parent Common Stock subject to such Adjusted SAR, rounded down to the nearest whole share, shall be determined by multiplying the number of shares of Company Common Stock subject to such Company SAR immediately prior to the Effective Time by the Exchange Ratio, and (B) the exercise price per share of Parent Common Stock subject to such Adjusted SAR shall equal the per share exercise or strike price of the Company SAR immediately prior to the Effective Time divided by the Exchange Ratio, rounded up to the nearest whole cent.

(b) Company RSUs. All Company RSUs that have been granted or contractually promised by the Company as of the date of this Agreement and that remain or become outstanding as of immediately prior to or upon the Effective Time, including, for the avoidance of doubt, each Company RSU that will become issuable or creditable in connection with the consummation of the Merger pursuant to any employment agreement, restricted stock unit agreement or other written agreement (including, for the avoidance of doubt, that certain Long-Term Retention and Deferred Compensation Agreement between the Company and each employee identified in Section 2.5(b) of the Company Disclosure Schedule), taking into account any termination of deferral arrangements with respect thereto after the date hereof but prior to the Effective Time pursuant to Section 5.1(b)(I) of this Agreement and consistent with Treasury Regulation § 1.409A-3(j)(4)(ix)(B) (each, an “Existing RSU”), shall vest in full (to the extent not previously vested, with outstanding Company RSUs that vest based on the achievement of performance goals to vest in accordance with the terms of the applicable award agreements) immediately prior to (or, in the case of Company RSUs issuable upon the consummation of the Merger, upon) the Effective Time and be treated as follows in the Merger:

(i) Company Electing RSUs. Each Existing RSU (other than those that are Company Non-Electing RSUs (as defined below), which shall be treated as provided in clause (iii) below), that, by its terms, would be settled in shares of Company Common Stock (rather than cash or cash equivalents) absent the Merger (each a “Company Electing RSU”), shall be deemed to be paid in shares of Company Common Stock upon the Effective Time, and shall, as of the Effective Time, be converted into, and canceled in exchange for, the right to receive the Merger Consideration pursuant to Section 2.1(a)(iii), with such Merger Consideration to be paid or provided at the time or times contemplated by the original award agreement.

(ii) Cash-Settled Company RSUs. Each Existing RSU that, by its terms, would be settled in cash or cash equivalents (rather than shares of Company Common Stock) absent the Merger (each a “Company Cash RSU”) shall be canceled in exchange for the right to receive a payment equal to the Per Share Amount, payable at such time or times as the Per Share Amount is payable generally to Cash Election Shares.

(iii) Company Non-Electing RSUs. Each Existing RSU (other than a Company Cash RSU) held by one of the individuals listed in Section 2.5(b)(iii) of the Company Disclosure Schedule and identified on such Schedule (a “Company Non-Electing RSU”) shall automatically be converted into Cash Consideration or Stock Consideration as set forth in the applicable letter agreement entered into by such individual.

(c) Company Restricted Shares. Each Company Restricted Share that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, (i) vest in full, (ii) be deemed to constitute fully vested shares of Company Common Stock, and (iii) be converted into, and canceled in exchange for, the right to receive the Merger Consideration pursuant to Section 2.1(a)(iii).

(d) Company Interim Awards. Each compensatory equity award that is granted or issued by the Company after the date of this Agreement pursuant to Section 5.1(b)(I) of this Agreement, but prior to the Effective Time (each, a “Company Interim Award”) shall, as of the Effective Time:

(i) If such Company Interim Award is a restricted stock, restricted stock unit or similar “full value” award, be converted into the same type of award covering shares of Parent Common Stock (an “Adjusted Interim Full Value Award”), except that the number of shares of Parent Common Stock subject to such Adjusted Interim Full Value Award, rounded down to the nearest whole share, shall be determined by multiplying the number of shares of Company Common Stock subject to the related Company Interim Award immediately prior to the Effective Time by the Exchange Ratio, with each Adjusted Interim Full Value Award to continue to be subject to the same terms and conditions as were applicable to the related Company Interim Award immediately prior to the Effective Time, including without limitation, the vesting schedule, terms of acceleration, if any, and payment provisions.

(ii) If such Company Interim Award is a stock option, stock appreciation right or similar “appreciation” award, be converted into the same type of award covering shares of Parent Common Stock (an “Adjusted Interim Appreciation Award”), except that (A) the number of shares of Parent Common Stock subject to such Adjusted Interim Appreciation Award, rounded down to the nearest whole share, shall be determined by multiplying the number of shares of Company Common Stock subject to the related Company Interim Award immediately prior to the Effective Time by the Exchange Ratio, and (B) the exercise price per share of Parent Common Stock of such Adjusted Interim Appreciation Award shall equal the per share exercise or strike price of the related Company Interim Award immediately prior to the Effective Time, divided by the Exchange Ratio and rounded up to the nearest whole cent, with each Adjusted Interim Appreciation Award to continue to be subject to the same terms and conditions as were applicable to the related Company Interim Award immediately prior to the Effective Time, including without limitation, the vesting schedule, terms of acceleration, if any, expiration and payment provisions.

(e) Company Actions. Prior to the Effective Time, the Company shall take such action(s) (including through an action of the Company Board of Directors) as it determines necessary or desirable to effectuate the treatment of the Company SARs, Company Restricted Shares, Company RSUs and Company Interim Awards (collectively, the “Company Stock Awards”) as contemplated by this Section 2.5. From and after the Effective Time, holders of Company Stock Awards (other than Company SARs (which shall continue as Adjusted SARs) and Company Interim Awards (which shall continue as Adjusted Interim Full Value Awards or Adjusted Interim Appreciation Awards, as applicable)) shall have no rights with respect thereto other than any rights to receive Merger Consideration in accordance with the terms of this Agreement.

Section 2.6 Further Assurances. If at any time before or after the Effective Time, Parent or the Company reasonably believes or is advised that any further instruments, deeds, assignments or assurances are reasonably necessary or desirable to consummate the Merger or to carry out the purposes and intent of this Agreement at or after the Effective Time, then Parent, Merger Sub, the Company and the Surviving Company and their respective officers and directors shall execute and deliver all such proper instruments, deeds, assignments or assurances and do all other things reasonably necessary or desirable to consummate the Merger and to carry out the purposes and intent of this Agreement.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the Company SEC Documents filed prior to the date hereof (excluding any disclosures set forth in any such Company SEC Document in any risk factor section, any disclosure in any section relating to forward-looking statements or any other statements that are non-specific, predictive or primarily cautionary in nature other than historical facts included therein), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure, or in the disclosure schedule delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Schedule”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant if specified therein and such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent), the Company represents and warrants to Parent as follows:

Section 3.1 Qualification, Organization, Subsidiaries, etc.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each of the Company’s Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority would not have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and its Subsidiaries is duly qualified or licensed, and has all necessary governmental approvals, to do business and is in good standing as a foreign entity in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except where the failure to be so duly approved, qualified or licensed and in good standing would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company has made available prior to the date of this Agreement a true and complete copy of the Company’s certificate of incorporation and bylaws (collectively, the “Company Organizational Documents”), and the certificate of incorporation, bylaws, limited partnership agreement, limited liability company agreement or comparable constituent or organizational documents for each material Subsidiary of the Company, in each case, as amended through the date hereof. The Company has made available prior to the date of this Agreement true and complete copies of the minute books of the Company and each material Subsidiary of the Company, which copies contain true and complete records of all meetings and other corporate actions held or taken since December 31, 2009 of their respective stockholders and boards of directors or similar governing bodies (including committees of their respective stockholders and boards of directors or similar governing bodies); provided, however, that (i) the Company has redacted such materials to the extent necessary to omit information concerning this Agreement or the transactions contemplated hereby and (ii) minutes of meetings that pertain solely to discussion of this Agreement or the transactions contemplated hereby have not been provided.

Section 3.2 Capital Stock.

(a) The authorized capital stock of the Company consists of 250,000,000 shares of common stock, par value $0.01 per share (the “Company Common Stock”), and 5,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”). As of December 3, 2012, there were (i) 128,963,278 shares of Company Common Stock issued and outstanding (including Company Restricted Shares), (ii) 14,960,232 shares of Company Common Stock held in treasury, (iii) no shares of Company Preferred Stock issued or outstanding, (iv) 3,088 shares of Company Common Stock issuable upon the exercise of outstanding Company Options, (v) cash-settled awards with respect to 2,381,061 SARs, (vi) 5,609,952 shares of Company Common Stock subject to outstanding Company RSUs, (vii) cash-settled awards with respect to up to 1,506,700 Company RSUs, which assumes performance at maximum level for Company RSUs that vest based on achievement of performance, and (viii) 1,466,000 shares of Company Common Stock subject to Company RSUs which the Company is contractually obligated to grant. All outstanding shares of Company Common Stock are, and shares of Company Common Stock reserved for issuance with respect to Company Stock Awards, when issued in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. Except as set forth in this Section 3.2(a) (and other than the shares of Company Common Stock issuable pursuant to the terms of outstanding Company Stock Awards, including contractual commitments to grant Company Stock Awards, and except for the Company’s obligations with respect to Pennsylvania Offshore Operations Inc., a Delaware corporation (“Offshore”), pursuant to the agreements set forth in Section 3.2(a) of the Company Disclosure Schedule), there are no outstanding subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which the Company or any of its Subsidiaries is a party (i) obligating the Company or any of its Subsidiaries to (A) issue, transfer, exchange, sell or register for sale any shares of capital stock or other equity interests of the Company or any Subsidiary of the Company or securities convertible into or exchangeable for such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (C) redeem or otherwise acquire any such shares of capital stock or other equity interests, (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary or (E) make any payment to any person the value of which is derived from or calculated based on the value of Company Common Stock or Company Preferred Stock, or (ii) granting any preemptive or antidilutive or similar rights with respect to any security issued by the Company or its Subsidiaries. No Subsidiary of the Company owns any shares of capital stock of the Company. With respect to each grant of Company Stock Awards, each such grant was made in accordance with the terms of the applicable Company Stock Plan, the Exchange Act and all other applicable Laws, including the rules of the NYSE.

(b) Neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

(c) Except for the Company’s agreements and understandings with respect to Offshore set forth on Section 3.2(c) of the Company Disclosure Schedule, there are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting or registration of the capital stock or other equity interest of the Company or any of its Subsidiaries.

(d) Except for Offshore and as set forth in Section 3.2(d) of the Company Disclosure Schedule, the Company or a Subsidiary of the Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each Subsidiary of the Company, free and clear of any preemptive rights and any Liens other than Company Permitted Liens, and all of such shares of capital stock or other equity interests are duly authorized, validly issued, fully paid and (except with respect to limited liability company interests, limited partner interests and general partner interests, to the extent provided by applicable Law) nonassessable and free of preemptive rights. The authorized capital stock of Offshore consists of (i) 300,000,000 shares of Class A Common Stock, par value $0.001 per share (“Offshore Class A Stock”), (ii) 200,000,000 shares of Class B Common Stock, par value $0.001 per share (“Offshore Class B Common Stock), (iii) 500,000,000 shares of Common Stock, par value $0.001 per share (“Offshore Common Stock”) and (iv) 1,500,000 shares of preferred stock, par value $0.01 per share (“Offshore Preferred Stock”). As of December 3, 2012, (i) 87,000,000 shares of Offshore Class A Stock were issued and outstanding and held in escrow pending the conversion and cancellation of Offshore Preferred Stock or the exercise of the Offshore Warrants, (ii) 90,000,000 shares of Offshore Class B Common Stock were issued and outstanding, all of which were held indirectly by the Company, representing 80% of the outstanding equity interest in Offshore, (iii) no shares of Common Stock were issued and outstanding, (iv) 450,000 shares of Offshore Preferred Stock were issued and outstanding, all of which was designated as Offshore’s 8.0% Convertible Preferred Stock and (v) no shares of Offshore Class A Stock, Offshore Class B Stock or Offshore Common Stock were held in treasury. Except for equity interests in the Company’s Subsidiaries and in Maine, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any equity interest in any person (or any security or other right, agreement or commitment convertible or exercisable into, or exchangeable for, any equity interest in any person). Except for the Company’s obligations with respect to Offshore pursuant to the agreements set forth on Section 3.2(d) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has any obligation to acquire any equity interest, security, right, agreement or commitment or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

Section 3.3 Corporate Authority Relative to this Agreement; No Violation.

(a) The Company has the requisite corporate power and authority to execute and deliver this Agreement and each other document to be entered into by the Company in connection with the transactions contemplated hereby (together with this Agreement, the “Company Transaction Documents”) and, subject to receipt of approval of this Agreement by the holders of a majority of the shares of Company Common Stock entitled to vote thereon (the “Company Stockholder Approval”), to consummate the transactions contemplated hereby, including the Merger, and thereby. The execution and delivery of this Agreement and the other Company Transaction Documents and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the Board of Directors of the Company and, except for the Company Stockholder Approval (assuming the accuracy of the representations and warranties set forth in Section 4.19), no other corporate action on the part of the Company or vote of the Company’s stockholders are necessary to authorize the execution and delivery by the Company of this Agreement and the other Company Transaction Documents and the consummation of the Merger and the other transactions contemplated hereby and thereby. The Board of Directors of the Company has unanimously (i) resolved to recommend that the Company’s stockholders adopt this Agreement (the “Company Recommendation”), (ii) determined that this Agreement and the Merger are advisable and fair to and in the best interests of the Company’s stockholders, (iii) approved this Agreement and the Merger, and (iv) directed that the adoption of this Agreement be submitted to a vote at a meeting of the Company’s stockholders. Each of the Company Transaction Documents has been duly and validly executed and delivered by the Company and, assuming each such Company Transaction Document constitutes the legal, valid and binding agreement of the counterparty thereto, each of the Company Transaction Documents constitutes the legal, valid and binding agreement of the Company and is enforceable against the Company in accordance with its terms, except as such enforcement may be subject to (A) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other Laws affecting or relating to creditors’ rights generally or (B) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law (the “Remedies Exceptions”).

(b) Other than in connection with or in compliance with (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), (iii) the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), (iv) applicable state securities, takeover and “blue sky” laws, (v) the rules and regulations of the New York Stock Exchange (“NYSE”), (vi) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), and any antitrust, competition or similar laws outside of the United States, and (vii) the approvals set forth in Section 3.3(b) of the Company Disclosure Schedule (collectively, the “Company Approvals”), and, subject to the accuracy of the representations and warranties of Parent and Merger Sub in Section 4.2(b), no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any United States, state of the United States or foreign governmental or regulatory agency, commission, court, body, entity or authority, independent system operator, regional transmission organization, other market administrator, or national, regional or state reliability organization (each, a “Governmental Entity”) is necessary, under applicable Law, for the consummation by the Company of the transactions contemplated by this Agreement, except for such authorizations, consents, orders, licenses, permits, approvals or filings that are not required to be obtained or made prior to consummation of such transactions or that, if not obtained or made, would not materially impede or delay the consummation of the Merger and the other transactions contemplated by this Agreement or have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Except as set forth in Section 3.3(c) of the Company Disclosure Schedule, the execution and delivery by the Company of this Agreement do not, and (assuming the Company Approvals are obtained) the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not (i) result in any loss, or suspension, limitation or impairment of any right of the Company or any of its Subsidiaries to own or use any assets required for the conduct of their business or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, first offer, first refusal, modification or acceleration of any material obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract (including, without limitation, any Oil and Gas Lease or Oil and Gas Contract), instrument, permit, concession, franchise, right or license binding upon the Company or any of its Subsidiaries or by which or to which any of their respective properties, rights or assets are bound or subject, or result in the creation of any liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind (each, a “Lien”) other than Company Permitted Liens, in each case, upon any of the properties or assets of the Company or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the certificate of incorporation or bylaws or other equivalent organizational document, in each case as amended or restated, of the Company or any of its Subsidiaries or (iii) conflict with or violate any applicable Laws, except in the case of clauses (i) and (iii), for such losses, suspensions, limitations, impairments, conflicts, violations, defaults, terminations, cancellations, accelerations, or Liens as would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.4 Reports and Financial Statements.

(a) The Company and each of its Subsidiaries has filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the U.S. Securities and Exchange Commission (the “SEC”) since January 1, 2011 (all such documents and reports filed or furnished by the Company or any of its Subsidiaries, the “Company SEC Documents”). As of their respective dates or, if amended, as of the date of the last such amendment, the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information set forth in the Company SEC Documents as of a later date (but before the date of this Agreement) will be deemed to modify information as of an earlier date.

(b) The consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents (the “Company Financial Statements”) (i) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as of the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended, (ii) were prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements, subject to normal year-end audit adjustments and the absence of footnote disclosure) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), (iii) have been prepared from, and are in accordance with, the books and records of the Company and its consolidated subsidiaries, and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act.

(c) The statements of revenues and direct operating expenses (including all related notes and schedules) for each of the BP Assets and the Shell Assets included in the Company SEC Documents (i) to the knowledge of the Company, fairly present in all material respects the revenues and operating expenses of the BP Assets and the Shell Assets, respectively, as at the respective dates thereof, (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), (iii) to the knowledge of the Company, have been prepared from, and are in accordance with, the books and records of BP and Shell, respectively, and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act (in each case, except as described in the notes thereto).

(d) The pro forma balance sheet and the pro forma statements of income of the Company related to the GOM Acquisition included in the Company SEC Documents (the “Pro Forma Financial Statements”) comply as to form in all material respects with the applicable requirements of Regulation S-X promulgated under the Exchange Act, the pro forma adjustments are appropriate to give effect to the transactions referred to therein and have been properly applied to the historical amounts in the compilation of such Pro Forma Financial Statements and the assumptions used in the preparation of such pro forma financial statements are reasonable.

(e) There are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by the Company relating to the Company SEC Documents. The Company has heretofore made available to Parent true, correct and complete copies of all written correspondence between the Company and the SEC occurring since January 1, 2010. None of the Company SEC Documents is, to the knowledge of the Company, the subject of ongoing SEC review.

(f) Neither the Company nor any of its Subsidiaries is a party to, nor does it have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company or one of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand) or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s financial statements or other Company SEC Documents.

Section 3.5 Internal Controls and Procedures. The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Except with respect to the operations of the BP Assets and the Shell Assets to be acquired, the Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2011, and such assessment concluded that such controls were effective. Based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, management of the Company has disclosed to the Company’s auditors and the audit committee of the Board of

Directors of the Company (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to Parent prior to the date hereof.

Section 3.6 No Undisclosed Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries, whether accrued, absolute, determined or contingent, that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its consolidated Subsidiaries (including the notes thereto), except for (i) liabilities or obligations disclosed and provided for in the balance sheets included in the Company Financial Statements or the Pro Forma Financial Statements (or in the notes thereto) filed and publicly available prior to the date of this Agreement, (ii) liabilities or obligations incurred in accordance with or in connection with this Agreement, (iii) liabilities or obligations incurred since December 31, 2011 in the ordinary course of business, (iv) liabilities or obligations that have been discharged or paid in full and (v) liabilities or obligations that have not had and would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.7 Compliance with Law; Permits.

(a) The Company and its Subsidiaries are in compliance with, and are not in default under or in violation of, any applicable federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, order, injunction, decree or agency requirement of any Governmental Entity (collectively, “Laws” and each, a “Law”), except where such non-compliance, default or violation would not have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2010, neither the Company nor any of its Subsidiaries has received any written notice or, to the Company’s knowledge, other communication from any Governmental Entity regarding any actual or possible material violation of, or material failure to comply with, any Law.

(b) Except for consents or approvals of Governmental Entities with respect to the GOM Acquisition which would be customarily obtained after the closing of a similar acquisition of assets, the Company and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, concessions, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and registrations and orders of all applicable Governmental Entities, and all rights under any Company Material Contract with all Governmental Entities, and have filed all tariffs, reports, notices and other documents with all Governmental Entities necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted (the “Company Permits”), except where the failure to have any of the Company Permits or to have filed such tariffs, reports, notices or other documents would not, individually or in the aggregate, be material to the Company and its Subsidiaries. All Company Permits are valid and in full force and effect and are not subject to any administrative or judicial proceeding that could result in modification, termination or revocation thereof, except where the failure to be in full force and effect or any modification, termination or revocation thereof would not have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of its Subsidiaries is in material compliance with the terms and requirements of all material Company Permits.

(c) Each of the Company and its Subsidiaries is and, to the knowledge of the Company, each third-party operator of any of the Oil and Gas Interests of the Company and its Subsidiaries (with respect to such interests) is, and since January 1, 2010 has been, in compliance with applicable Laws and Orders, except where the failure to be in compliance would not have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Since January 1, 2010, (i) none of the Company or any Subsidiary of the Company nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any Subsidiary of the Company, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of the Company or any Subsidiary of the Company or any material concerns from employees of the Company or any Subsidiary of the Company regarding questionable accounting or auditing matters with respect to the Company or any Subsidiary of the Company, and (ii) to the knowledge of the Company, no attorney representing the Company or any Subsidiary of the Company, whether or not employed by the Company or any Subsidiary of the Company, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company, any Subsidiary of the Company or any of their respective officers, directors, employees or agents to the Board of Directors of the Company or any committee thereof, or to the General Counsel or Chief Executive Officer of the Company.

Section 3.8 Environmental Laws and Regulations. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect: (i) there are no investigations, actions, suits or proceedings (whether administrative or judicial) pending, or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries or any person or entity whose liability the Company or any of its Subsidiaries has retained or assumed either contractually or by operation of law, alleging non-compliance with or other liability under any Environmental Law and, to the Company’s knowledge, there are no existing facts or circumstances that would reasonably be expected to give rise to any such action, suit or proceeding, (ii) the Company and its Subsidiaries and, to the Company’s knowledge, each third-party operator of any of the Oil and Gas Interests of the Company and its Subsidiaries are, and except for matters that have been fully resolved with the applicable Governmental Entity, since January 1, 2010 have been, in compliance with all Environmental Laws (which compliance includes the possession by the Company and each of its Subsidiaries of all Permits required under applicable Environmental Laws to conduct their respective business and operations, and compliance with the terms and conditions thereof), (iii) there have been no Releases at any location of Hazardous Materials by the Company or any of its Subsidiaries, or to the Company’s knowledge, as a result of any operations or activities of the Company or any of its Subsidiaries or their contractors or third-party operators, that could reasonably be expected to give rise to any fine, penalty, remediation, investigation, obligation or liability of any kind to the Company or its Subsidiaries, (iv) none of the Company and its Subsidiaries and, to the Company’s knowledge, any third-party operator of any of the Oil and Gas Interests of the Company and its Subsidiaries and any predecessor of any of them, is subject to any Order or any indemnity obligation (other than asset retirement obligations, plugging and abandonment obligations and other reserves of the Company set forth in the Company Reserve Reports and the GOM Reserve Reports that have been provided to Parent prior to the date of this Agreement) or other Contract with any other person that could reasonably be expected to result in obligations or liabilities under applicable Environmental Laws or concerning Hazardous Materials or Releases, (v) none of the Company and its Subsidiaries has received any unresolved claim, notice, complaint or request for information from a Governmental Entity or any other person relating to actual or alleged noncompliance with or liability under applicable Environmental Laws (including any such liability or obligation arising under, retained or assumed by contract or by operation of law) and there are no other circumstances or conditions involving the Company or any of its Subsidiaries that could reasonably be expected to result in any claim, liability, remediation, investigation, cost or restriction on the ownership, use, development or transfer of any property pursuant to applicable Environmental Law.

Section 3.9 Employee Benefit Plans.

(a) Section 3.9(a) of the Company Disclosure Schedule sets forth a correct and complete list of each material employee benefit plan, program, agreement or arrangement, including pension, retirement, profit-sharing, deferred compensation, stock option, change in control, retention, equity or equity-based compensation, stock purchase, employee stock ownership, severance pay, vacation, bonus or other incentive plans, medical, retiree medical, vision, dental or other health plans, life insurance plans, and each other material employee benefit plan or fringe benefit plan, including any “employee benefit plan” as that term is defined in Section 3(3) of ERISA, in each case, (i) whether oral or written, funded or unfunded, or insured or self-insured, and (ii) (A) maintained by the Company or any Subsidiary, or (B) to which the Company or any Subsidiary contributes or is obligated to contribute for the benefit of any current or former employees, directors, consultants or independent contractors of the Company or any of its Subsidiaries (each, a “Company Benefit Plan”).

(b) With respect to the Company Benefit Plans, each to the extent applicable, correct and complete copies of the following have been delivered or made available to Parent by the Company: (i) all Company Benefit Plans (including all amendments and attachments thereto); (ii) written summaries of any Company Benefit Plan not in writing; (iii) all related trust documents; (iv) all insurance contracts or other funding arrangements; (v) the two most recent annual reports (Form 5500) filed with the Internal Revenue Service (the “IRS”); (vi) the most recent determination letter from the IRS; (vii) the most recent summary plan description and any summary of material modifications thereto; and (viii) all material communications received from or sent to the IRS, the Pension Benefit Guaranty Corporation (the “PBGC”), the Department of Labor, or any other Governmental Entity since January 1, 2009. Except as specifically provided in the foregoing documents delivered or made available to Parent, there are no amendments to any Company Benefit Plans that have been adopted or approved nor has the Company or any of its Subsidiaries undertaken to make any such amendments or to adopt or approve any new Company Benefit Plans. No Company Benefit Plan is maintained outside the jurisdiction of the United States, or provides benefits or compensation to any employees or other service providers who reside or primarily provide services outside of the United States.

(c) Each Company Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code. Neither the Company nor any of its Subsidiaries has taken any corrective action or made a filing under any voluntary correction program of the IRS, Department of Labor or any other Governmental Entity with respect to any Company Benefit Plan and neither the Company nor any of its Subsidiaries has any knowledge of any plan defect that would qualify for correction under any such program. All contributions required to be made to any Company Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Company.

(d) Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code (a “Qualified Plan”) has been the subject of a favorable determination letter or prototype opinion letter from the IRS for the most recent cycle applicable to such Qualified Plan pursuant to Revenue Procedure 2005-66 (as amended or otherwise revised by subsequent IRS guidance), and such determination letter has not been revoked (nor, to the Company’s knowledge, has revocation been threatened), and there are no existing circumstances and no events have occurred that could reasonably be expected to adversely affect the qualified status of any such Qualified Plan or the related trust. No trust funding any Company Benefit Plan is intended to meet the requirements of Code Section 501(c)(9).

(e) No Company Benefit Plan is, and in the last six years, none of the Company and its Subsidiaries nor any of their respective ERISA Affiliates has maintained, established, contributed to or been obligated to contribute to any benefit plan that is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code. Except as set forth in Section 3.9(e) of the Company Disclosure Schedule, none of the Company and its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six years, maintained, established, contributed to or been obligated to contribute to any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA or a plan that has two or more contributing sponsors at least two of whom are not under common control (a “multiple employer plan”), and none of Company and its Subsidiaries nor any of their respective ERISA Affiliates has incurred any liability to a multiemployer plan or a multiple employer plan as a result of a complete or partial withdrawal from such plan that has not been satisfied in full.

(f) (i) There are no pending or, to the Company’s knowledge, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and (ii) to the Company’s knowledge, no set of circumstances exists which may reasonably give rise to a claim or lawsuit against the Company with respect to any Company Benefit Plan, the Company Benefit Plans, any fiduciaries thereof with respect to their duties to the Company Benefits Plans or the assets of any of the trusts under any of the Company Benefit Plans, which, in the case of clause (i) and (ii), could reasonably be expected to result in a material liability to the Company or any of its Subsidiaries or any of their respective ERISA Affiliates or any Company Benefit Plan.

(g) None of the Company, any of its Subsidiaries or any of their ERISA Affiliates has any unsatisfied liability under Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code, and none of the Company, any of its Subsidiaries or any of their ERISA Affiliates has incurred any liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any Company Benefit Plan under or pursuant to Title I of ERISA or the penalty, excise Tax or joint and several liability provisions of the Code, which could reasonably be expected to result in a material liability to the Company or any of its Subsidiaries or any of their respective ERISA Affiliates or any Company Benefit Plan. No prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code, other than a transaction that is exempt under a statutory or administrative exemption) has occurred with respect to any Company Benefit Plan.

(h) No Company Benefit Plan provides for any post-employment or post-retirement medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code or any similar law.

(i) Each Company Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code (a “Nonqualified Deferred Compensation Plan”) has been operated between January 1, 2005 and December 31, 2008 in good faith compliance with Section 409A of the Code and applicable guidance thereunder and since January 1, 2009 has been in documentary and operational compliance with Section 409A of the Code, except where any such noncompliance could not reasonably be expected to result in a material liability to the Company or any of its Subsidiaries. Except as set forth in Section 3.9(i) of the Company Disclosure Schedule, the Company is not party to, or otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of taxes imposed by Section 409A(a)(1)(B) of the Code.

(j) The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee, director, consultant or officer of the Company or any of its Subsidiaries to severance pay, unemployment compensation or accrued pension benefit or any other compensatory payment, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, director, consultant or officer, (iii) trigger any funding obligation under any Company Benefit Plan or impose any restrictions or limitations on the Company’s rights to administer, amend or terminate any Company Benefit Plan, or (iv) except as set forth on Schedule 3.9(j), result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) that could, individually or in combination with any other such payment, to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). Except as set forth in Section 3.9(j) of the Company Disclosure Schedule, no Company Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 4999 of the Code or otherwise.

Section 3.10 Absence of Certain Changes or Events.

(a) From January 1, 2012 through the date of this Agreement, the businesses of the Company and its Subsidiaries have been conducted in all material respects in the ordinary course of business.

(b) Since January 1, 2012, there has not been any event, change, effect, development or occurrence that, individually or in the aggregate, has had a Company Material Adverse Effect.

Section 3.11 Investigations; Litigation. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (a) there is no investigation or review pending (or, to the Company’s knowledge, threatened) by any Governmental Entity with respect to the Company or any of its Subsidiaries, (b) there are no actions, suits, inquiries, investigations, proceedings, subpoenas, civil investigative demands or other requests for information relating to potential violations of law pending (or, to the Company’s knowledge, threatened) against or affecting the Company or any of its Subsidiaries, or any of their respective properties and (c) there are no orders, judgments or decrees of, or before, any Governmental Entity against the Company or any of its Subsidiaries.

Section 3.12 Information Supplied. The information supplied or to be supplied by the Company for inclusion in the registration statement on Form S-4 to be filed by Parent in connection with the issuance of Parent Common Stock in the Merger (the “Form S-4”) shall not, at the time the Form S-4 is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent in writing expressly for inclusion therein. The information supplied or to be supplied by the Company for inclusion in the proxy statement relating to the Company Stockholders’ Meeting including in the Form S-4 (the “Proxy Statement/Prospectus”) will not, at the time the Proxy Statement/Prospectus is first mailed to the stockholders of the Company and at the time of any meeting of Company stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent in writing expressly for inclusion therein. The Form S-4 and the Proxy Statement/Prospectus (solely with respect to the portion thereof relating to the Company Stockholders’ Meeting but excluding any portion thereof based on information supplied by Parent in writing expressly for inclusion therein, with respect to which no representation or warranty is made by the Company) will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder.

Section 3.13 Regulatory Matters.

(a) The Company is not (i) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company

Act of 1940, as amended, and the rules and regulations promulgated thereunder or (ii) a “holding company,” a “subsidiary company” of a “holding company,” an affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

(b) Except as set forth in Section 3.13(b) of the Company Disclosure Schedule, all natural gas pipeline systems and related facilities constituting the Company’s and its Subsidiaries’ properties are (i) “gathering facilities” that are exempt from regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938, as amended, and (ii) not subject to rate regulation or comprehensive nondiscriminatory access regulation under the laws of any state or other local jurisdiction.

Section 3.14 Tax Matters. Except as have not had and would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries have prepared and timely filed (taking into account any valid extension of time within which to file) all Tax Returns required to be filed by any of them and all such Tax Returns are complete and accurate, (ii) the Company and each of its Subsidiaries have timely paid all Taxes that are required to be paid by any of them or that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor, stockholders or third party (in each case, whether or not shown on any Tax Return), except with respect to matters contested in good faith through appropriate proceedings and for which adequate reserves have been established, in accordance with GAAP on the financial statements of the Company and its Subsidiaries, (iii) the U.S. federal income Tax Returns of the Company and its Subsidiaries have been examined through the Tax year ending December 31, 2004, and there are no currently effective waivers of any statute of limitations with respect to Taxes or extensions of time with respect to a Tax assessment or deficiency, (iv) all assessments for Taxes due with respect to completed and settled examinations or any concluded litigation have been fully paid, (v) there are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of Taxes or Tax matters of the Company or any of its Subsidiaries, (vi) there are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries, other than Company Permitted Liens for Taxes, (vii) none of the Company or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law) occurring during the two-year period ending on the date hereof, (viii) neither the Company nor any of its Subsidiaries is a party to any agreement or arrangement relating to the apportionment, sharing, assignment or allocation of any Tax or Tax asset (other than an agreement or arrangement solely among members of a group the common parent of which is the Company) or has any liability for Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any analogous or similar provision of state, local or foreign Tax Law), as transferee, successor, or otherwise, in each case under this Section 3.14(viii) other than with respect to customary Tax indemnification provisions in Contracts not primarily relating to Taxes, and (ix) none of the Company or any of its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulation 1.6011-4(b)(2).

Section 3.15 Employment and Labor Matters. Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement, labor union contract, or trade union agreement (each a “Collective Bargaining Agreement”). No employee is represented by a labor organization for purposes of collective bargaining with respect to the Company or any of its Subsidiaries. To the Company’s knowledge, as of the date hereof, there are no activities or proceedings of any labor or trade union to organize any employees of the Company or any of its Subsidiaries. No Collective Bargaining Agreement is being negotiated by the Company or, to the Company’s knowledge, any of its Subsidiaries. As of the date hereof, there is no strike, lockout, slowdown, or work stoppage against the Company or any of its Subsidiaries pending or, to the Company’s knowledge, threatened, that may interfere in any material respect with the respective business activities of the Company or any of its Subsidiaries. There is no pending charge or complaint against the Company or any of its Subsidiaries by the National Labor Relations Board or any comparable Governmental Entity, and none of the Company and its Subsidiaries is a party, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices. The Company has complied with all laws regarding employment and employment practices, terms and conditions of employment and wages and hours (including, without limitation, classification of employees) and other laws in respect of any reduction in force, including without limitation, notice, information and consultation requirements, except where any such noncompliance could not reasonably be expected to result in a material liability to the Company or any of its Subsidiaries. There are no material outstanding assessments, penalties, fines, Liens, charges, surcharges, or other amounts due or owing by the Company pursuant to any workplace safety and insurance/workers’ compensation Laws, the Company has not been reassessed in any material respect under such Laws during the past three years, and there are no claims that could reasonably be expected to materially affect the accident cost experience of the Company.

Section 3.16 Intellectual Property.

(a) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, either the Company or a Subsidiary of the Company owns, or is licensed or otherwise possesses valid rights to use, free and clear of Liens other than Company Permitted Liens, all trademarks, trade names, service marks, service names, mark registrations, logos, assumed names, domain names, registered and unregistered copyrights, patents or applications and registrations, trade secrets and other intellectual property rights necessary to their respective businesses as currently conducted (collectively, the “Company Intellectual Property”). Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) there are no pending or, to the Company’s knowledge, threatened claims by any person alleging infringement, misappropriation or other violation by the Company or any of its Subsidiaries of any intellectual property rights of any person, (ii) to the Company’s knowledge, the conduct of the business of the Company and its Subsidiaries does not infringe, misappropriate or otherwise violate any intellectual property rights of any person, (iii) neither the Company nor any of its Subsidiaries has made any claim of a violation, infringement or misappropriation by others of the Company’s or any its Subsidiaries’ rights to or in connection with the Company Intellectual Property, and (iv) to the Company’s knowledge, no person is infringing, misappropriating or otherwise violating any Company Intellectual Property.

(b) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have implemented (i) commercially reasonable measures, consistent with industry standards, to protect the confidentiality, integrity and security of the IT Assets (and all information and transactions stored or contained therein or transmitted thereby); and (ii) commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures, as well as a commercially reasonable business continuity plan, in each case consistent with customary industry practices.

Section 3.17 Properties.

(a) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have good and defensible title to all of the Oil and Gas Interests reflected in the Company Reserve Reports as attributable to interests owned by the Company and its Subsidiaries, except for such Oil and Gas Interests sold, used, farmed out or otherwise disposed of since December 31, 2011 in the ordinary course of business, and, except for consents or approvals of Governmental Entities with respect to the GOM Acquisition which would be customarily obtained after the closing of a similar acquisition of assets, will have good and defensible title to the Oil and Gas Interests reflected in the GOM Reserve Reports upon the consummation of the GOM Acquisition, except for such Oil and Gas Interests sold, used, farmed out or otherwise disposed of since the date of such reports in the ordinary course of business, in each case free and clear of all Liens other than Company Permitted Liens and Production Burdens. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Oil and Gas Lease to which the Company or any of its Subsidiaries is a party is valid and in full force and effect, (ii) none of the Company or any of its Subsidiaries has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Oil and Gas Lease, and (iii) none of the Company or any of its Subsidiaries has received written notice from the other party to any such Oil and Gas Lease that the Company or any of its Subsidiaries, as the case may be, has breached, violated or defaulted under any Oil and Gas Lease.

(b) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) either the Company or a Subsidiary of the Company has good and valid title to each material real property (and each real property at which material operations of the Company or any of its Subsidiaries are conducted) owned by the Company or any Subsidiary (but excluding the Oil and Gas Interests) (such owned property collectively, the “Company Owned Real Property”) and (ii) either the Company or a Subsidiary of the Company has a good and valid leasehold interest in each material lease, sublease and other agreement under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any material real property (or real property at which material operations of the Company or any of its Subsidiaries are conducted) (but excluding the Oil and Gas Interests) (such property subject to a lease, sublease or other agreement, the “Company Leased Real Property” and such leases, subleases and other agreements are, collectively, the “Company Real Property Leases”), in each case, free and clear of all Liens other than any Permitted Liens, and other than any conditions, encroachments, easements, rights-of-way, restrictions and other encumbrances that do not adversely affect the existing use of the real property subject thereto by the owner (or lessee to the extent a leased property) thereof in the operation of its business. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (A) each Company Real Property Lease is valid, binding and in full force and effect, subject to the limitation of such enforcement by the Remedies Exceptions and (B) no uncured default of a material nature on the part of the Company or, if applicable, its Subsidiary or, to the Company’s knowledge, the landlord thereunder, exists under any Company Real Property Lease, and no event has occurred or circumstance exists which, with the giving of notice, the passage of time, or both, would constitute a material breach or default under a Company Real Property Lease.

(c) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) there are no leases, subleases, licenses, rights or other agreements affecting any portion of the Company Owned Real Property or the Company Leased Real Property that would reasonably be expected to adversely affect the existing use of such Company Owned Real Property or the Company Leased Real Property by the Company or its Subsidiaries in the operation of its business thereon, (ii) except for such arrangements solely among the Company and its Subsidiaries or among the Company’s Subsidiaries, there are no outstanding options or rights of first refusal in favor of any other party to purchase any Company Owned Real Property or any portion thereof or interest therein that would reasonably be expected to adversely affect the existing use of the Company Owned Real Property by the Company in the operation of its business thereon, and (iii) neither the Company nor any of its Subsidiaries is currently subleasing, licensing or otherwise granting any person the right to use or occupy a material portion of a Company Owned Real Property or Company Leased Real Property that would reasonably be expected to adversely affect the existing use of such Company Owned Real Property or Company Leased Real Property by the Company or its Subsidiaries in the operation of its business thereon.

(d) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Interests of the Company and its Subsidiaries are being received by them in a timely manner and are not being held in suspense for any reason other than awaiting preparation and approval of division order title opinions for recently drilled Wells.

(e) To the knowledge of the Company, all of the Wells and all water, CO2 or injection wells located on the Oil and Gas Leases or Units of the Company and its Subsidiaries or otherwise associated with an Oil and Gas Interest of the Company or its Subsidiaries have been drilled, completed and operated within the limits permitted by the applicable Oil and Gas Contracts and applicable Law, and all drilling and completion (and plugging and abandonment) of the Wells and such other wells and all related development, production and other operations have been conducted in compliance with all applicable Laws except, in each case, as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole.

(f) All Oil and Gas Interests operated by the Company and its Subsidiaries have been operated in accordance with reasonable, prudent oil and gas field practices and in compliance with the applicable Oil and Gas Leases and applicable Law, except where the failure to so operate would not have, individually or in the aggregate, a Company Material Adverse Effect.

(g) Except as set forth on Section 3.17(g) of the Company Disclosure Schedule, none of the material Oil and Gas Interests of the Company or its Subsidiaries is subject to any preferential purchase, consent or similar right that would become operative as a result of the transactions contemplated by this Agreement, except for any such preferential purchase, consent or similar rights that would not have, individually or in the aggregate, a Company Material Adverse Effect.

(h) Except as set forth on Section 3.17(h) of the Company Disclosure Schedule, none of the Oil and Gas Interests of the Company or its Subsidiaries are subject to any Tax partnership agreement or provisions requiring a partnership income Tax Return to be filed under Subchapter K of Chapter 1 of Subtitle A of the Code.

Section 3.18 Insurance. The Company and its Subsidiaries maintain insurance in such amounts and against such risks substantially as the Company believes to be customary for the industry in which it and its Subsidiaries operate. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, all insurance policies maintained by or on behalf of the Company or any of its Subsidiaries as of the date of this Agreement are in full force and effect, and all premiums due on such policies have been paid by the Company or its Subsidiaries. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with the terms and provisions of all insurance policies maintained by or on behalf of the Company or any of its Subsidiaries as of the date of this Agreement, and neither the Company nor any of its Subsidiaries is in breach or default under, or has taken any action that could permit termination or material modification of, any material insurance policies.

Section 3.19 Opinion of Financial Advisor. The Board of Directors of the Company has received the opinion of Barclays Capital Inc. to the effect that, as of the date thereof and subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof, the Merger Consideration offered to the holders of Company Common Stock in the Merger pursuant to this Agreement is fair, from a financial point of view, to such holders. The Company shall, promptly following the execution of this Agreement by all parties, furnish an accurate and complete copy of said opinion to Parent solely for informational purposes.

Section 3.20 Material Contracts.

(a) Except for this Agreement, the Company Benefit Plans, agreements filed as exhibits to the Company SEC Documents and except as set forth on Section 3.20 of the Company Disclosure Schedule, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by:

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii) any Contract that (A) imposes any restriction on the right or ability of the Company or any of its Subsidiaries to compete with any other person or acquire or dispose of the securities of another person or (B) contains an exclusivity or “most favored nation” clause that restricts the business of the Company or any of its Subsidiaries in a material manner, other than those contained in customary oil and gas leases;

(iii) any mortgage, note, debenture, indenture, security agreement, guaranty, pledge or other agreement or instrument evidencing indebtedness for borrowed money or any guarantee of such indebtedness of the Company or any of its Subsidiaries in an amount in excess of $50 million, except any transaction among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries;

(iv) any Contract that provides for the acquisition or disposition of assets, rights or properties with a value in excess of $100 million;

(v) any joint venture, partnership or limited liability company agreement or other similar Contract relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company, other than any such Contract solely between the Company and its Subsidiaries or among the Company’s Subsidiaries and any customary joint operating agreements, unit agreements or participation agreements affecting the Oil and Gas Interests;

(vi) any Contract expressly limiting or restricting the ability of the Company or any of its Subsidiaries to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be;

(vii) any Contract that obligates the Company or any of its Subsidiaries to make any loans, advances or capital contributions to, or investments in, any person other than (A) advances for expenses required under customary joint operating agreements and customary advances to operators of Oil and Gas Interests not covered by a joint operating agreement or participation agreement or (B) any loan or capital contribution to, or investment in, (1) the Company or one of its wholly owned Subsidiaries, (2) any person (other than an officer, director or employee of the Company or any of its Subsidiaries) that is less than $100 million to such person or (3) any officer, director or employee of the Company or any of its Subsidiaries that is less than $5 million to such person;

(viii) any Contract providing for the sale by the Company or any of its Subsidiaries of Hydrocarbons that (A) has a remaining term of greater than 60 days or (B) contains a “take-or-pay” clause or any similar material prepayment or forward sale arrangement or obligation (excluding “gas balancing” arrangements associated with customary joint operating agreements) to deliver Hydrocarbons at some future time without then or thereafter receiving full payment therefor;

(ix) any Contract that provides for a call or option on production, or acreage dedication to a gathering, transportation or other arrangement downstream of the wellhead, covering in excess of 15,000 barrels of oil equivalent per day of Hydrocarbons (calculated on a yearly average basis);

(x) any joint development agreement, exploration agreement, participation or program agreement or similar agreement that contractually requires the Company and its Subsidiaries to make expenditures that would reasonably be expected to be in excess of $200 million in the aggregate during the 12-month period following the date of this Agreement;

(xi) any acquisition Contract that contains “earn out” or other contingent payment obligations, or remaining indemnity or similar obligations (other than asset retirement obligations, plugging and abandonment obligations and other reserves of the Company set forth in the Company Reserve Reports and the GOM Reserve Reports that have been provided to Parent prior to the date of this Agreement), that could reasonably be expected to result in payments after the date hereof by the Company or any of its Subsidiaries in excess of $100 million; and

(xii) any material lease or sublease with respect to a Company Leased Real Property.

All contracts of the types referred to in clauses (i) through (xii) above, together with the BP Purchase Agreement and the Shell Purchase Agreement, are referred to herein as “Company Material Contracts.” As used herein, “Contract” shall mean any agreement, contract, obligation, promise, understanding or undertaking (whether written or oral) that is legally binding.

(b) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect (i) neither the Company nor any Subsidiary of the Company is in breach of or default under the terms of any Company Material Contract, (ii) to the Company’s knowledge, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract and (iii) each Company Material Contract is a valid and binding obligation of the Company or the Subsidiary of the Company that is party thereto and, to the Company’s knowledge, of each other party thereto, and is in full force and effect, subject to the Remedies Exceptions.

Section 3.21 Reserve Reports. The Company has delivered or otherwise made available to Parent true and correct copies of all written reports requested or commissioned by the Company or its Subsidiaries and delivered to the Company or its Subsidiaries in writing on or before the date of this Agreement estimating the Company’s and such Subsidiaries’ proved oil and gas reserves prepared by any unaffiliated person (each, a “Report Preparer”) concerning (i) the Oil and Gas Interests of the Company and such Subsidiaries as of December 31, 2011 (the “Company Reserve Reports”), and (ii) the Oil and Gas Interests to be acquired by the Company pursuant to the BP Purchase Agreement and the Shell Purchase Agreement (the “GOM Reserve Reports”). The factual, non-interpretive data provided by the Company and its Subsidiaries to each Report Preparer in connection with the preparation of the Company Reserve Reports that was material to such Report Preparer’s estimates of the proved oil and gas reserves set forth in the Company Reserve Reports was, as of the time provided (or as modified or amended prior to the issuance of the Company Reserve Reports) accurate, and to the knowledge of the Company there were no material errors in the assumptions and estimates provided by the Company and its Subsidiaries to any Report Preparer in connection with their preparation of the Company Reserve Reports. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Company Reserve Reports or the GOM Reserve Reports that, individually or in the aggregate, has had or would have a Company Material Adverse Effect.

Section 3.22 Derivatives. The Company has made available to Parent a schedule of all Derivative Contracts to which the Company or any of its Subsidiaries is a party, other than any such Derivative Contract that expires by its terms on or before December 31, 2012.

Section 3.23 Reorganization. The Company has not taken or agreed to take any action, and is not aware of any fact or circumstance, that would prevent or impede, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 3.24 Finders or Brokers. Except for Barclays Capital Inc. and Jefferies & Company, Inc., neither the Company nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 3.25 State Takeover Statutes. Assuming the accuracy of the representations set forth in Section 4.19 of this Agreement, the Board of Directors of the Company has taken all action necessary to render inapplicable to this Agreement and the transactions contemplated by this Agreement all potentially applicable state anti-takeover statutes or regulations, including Section 203 of the DGCL, and any similar provisions in the Company Organizational Documents.

Section 3.26 Anti-Bribery. Neither (a) the Company, any of the Company’s Subsidiaries nor any employee nor (b) to the Company’s knowledge, any Representative of any of the foregoing, has directly or indirectly, (i) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns or violated any provisions of any applicable anti-bribery Laws, including the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (collectively, the “FCPA”), or (ii) taken any action that would constitute a violation of any applicable anti-bribery Laws, including the FCPA, including making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA. Each of the Company, the Company’s Subsidiaries and their respective affiliates has conducted its business in compliance with the FCPA with regard to provisions of services and the Company maintains policies and procedures that are reasonably designed to ensure, and that are reasonably expected to continue to ensure, continued compliance therewith.

Section 3.27 No Additional Representations.

(a) The Company acknowledges that neither Parent nor Merger Sub makes any representation or warranty as to any matter whatsoever except as expressly set forth in Article IV or in any certificate delivered by Parent or Merger Sub to the Company in accordance with the terms hereof, and specifically (but without limiting the generality of the foregoing) that neither Parent nor Merger Sub makes any representation or warranty with respect to (i) any projections, estimates or budgets delivered or made available to the Company (or any of its respective affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of Parent and its Subsidiaries or (ii) the future business and operations of Parent and its Subsidiaries, and the Company has not relied on such information or any other representation or warranty not set forth in Article IV.

(b) The Company has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of Parent and its Subsidiaries and acknowledges that the Company has been provided access for such purposes. Except for the representations and warranties expressly set forth in Article IV or in any certificate delivered to the Company by Parent and Merger Sub in accordance with the terms hereof, in entering into this Agreement, the Company has relied solely upon its independent investigation and analysis of Parent and Parent’s Subsidiaries, and the Company acknowledges and agrees that it has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by Parent, its Subsidiaries, or any of their respective affiliates, stockholders, controlling persons or Representatives that are not expressly set forth in Article IV or in any certificate delivered by Parent or Merger Sub to the Company, whether or not such representations, warranties or statements were made in writing or orally. The Company acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV or in any certificate delivered by Parent or Merger Sub to the Company, (i) Parent does not make, and has not made, any representations or warranties relating to themselves or their businesses or otherwise in connection with the transactions contemplated hereby and the Company is not relying on any representation or warranty except for those expressly set forth in this Agreement, (ii) no person has been authorized by Parent to make any representation or warranty relating to themselves or their business or otherwise in connection with the transactions contemplated hereby, and if made, such representation or warranty must not be relied upon by the Company as having been authorized by such party, and (iii) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to the Company or any of its Representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information is the subject of any express representation or warranty set forth in Article IV.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in the Parent SEC Documents filed prior to the date hereof (excluding any disclosures set forth in any such Parent SEC Document in any risk factor section, any disclosure in any section relating to forward-looking statements or any other statements that are non-specific, predictive or primarily cautionary in nature other than historical facts included therein), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure, or in the disclosure schedule delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Schedule”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant if specified therein and such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent), Parent and Merger Sub represent and warrant to the Company as follows:

Section 4.1 Qualification, Organization, Subsidiaries, Capitalization

(a) Each of Parent and Merger Sub is a corporation or limited liability company, respectively, duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate or other power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each of Parent’s Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority would not have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and its Subsidiaries is duly qualified or licensed, and has all necessary governmental approvals, to do business and is in good standing as a foreign entity in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except where the failure to be so duly approved, qualified or licensed and in good standing would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) The authorized capital stock of Parent consists of 1,800,000,000 shares of common stock, par value $0.10 per share (the “Parent Common Stock”), and 50,000,000 shares of preferred stock, par value $0.10 per share (the “Parent Preferred Stock”). As of November 30, 2012, (i) 949,381,910 shares of Parent Common Stock were issued and outstanding, (ii) 123,968,955 shares of Parent Common Stock were held in treasury, (iii) no shares of Parent Preferred Stock were issued or outstanding, (iv) 32,100,114 shares of Parent Common Stock were available for grant under the Parent Stock Plans, (v) 31,485,223 shares of Parent Common Stock are issuable upon the exercise of outstanding options and (vi) 889,698 shares of Parent Common Stock are issuable upon the settlement of outstanding restricted stock units and (vii) 39,336 are issuable pursuant to outstanding stock appreciation awards. All outstanding shares of Parent Common Stock are, and shares of Parent Common Stock issued or reserved for issuance in connection with the Merger, when issued in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. Except as set forth in this Section 4.1(b) (and other than the shares of Parent Common Stock issuable pursuant to the terms of awards issued under the Parent Stock Plans (collectively, “Parent Stock Awards”)), there are no outstanding subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which Parent or any of its Subsidiaries is a party (i) obligating Parent or any of its Subsidiaries to (A) issue, transfer, exchange, sell or register for sale any shares of capital stock or other equity interests of Parent or any Subsidiary of Parent or securities convertible into or exchangeable for such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (C) redeem or otherwise acquire any such shares of capital stock or other equity interests, (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary or (E) make any payment to any person the value of which is derived from or calculated based on the value of Parent Common Stock or Parent Preferred Stock, or (ii) granting any preemptive or antidilutive or similar rights with respect to any security issued by Parent or its Subsidiaries. No Subsidiary of Parent owns any shares of capital stock of Parent. With respect to each grant of Parent Stock Awards, each such grant was made in accordance with the terms of the applicable Parent Stock Plan, the Exchange Act and all other applicable Laws, including the rules of the NYSE.

(c) Neither Parent nor any of its Subsidiaries has outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the stockholders of Parent on any on any matter.

(d) There are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the voting or registration of the capital stock or other equity interest of Parent or any of its Subsidiaries.

(e) Except as set forth on Section 4.1(e) of the Parent Disclosure Schedule, Parent or a Subsidiary of Parent owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each Subsidiary of Parent, free and clear of any preemptive rights and any Liens other than Parent Permitted Liens, and all of such shares of capital stock or other equity interests are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. Except for equity interests in Parent’s Subsidiaries, neither Parent nor any of its Subsidiaries owns, directly or indirectly, any equity interest in any person (or any security or other right, agreement or commitment convertible or exercisable into, or exchangeable for, any equity interest in any person). Neither Parent nor any of its Subsidiaries has any obligation to acquire any equity interest, security, right, agreement or commitment or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

Section 4.2 Corporate Authority Relative to this Agreement; No Violation.

(a) Each of Parent and Merger Sub has the requisite corporate or limited liability company power and authority, as applicable, to execute and deliver this Agreement and each other document to be entered into by Parent or Merger Sub in connection with the transactions contemplated hereby (together with this Agreement, the “Parent Transaction Documents”) and to consummate the transactions contemplated hereby, including the Merger, and thereby. The execution and delivery of this Agreement and the other Parent Transaction Documents and the consummation by each of them of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate and limited liability company action, as applicable, on the part of Parent and Merger Sub, and no other corporate or limited liability company action, as applicable, on the part of either Parent or Merger Sub or vote of Parent’s stockholders are necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement and the other Parent Transaction Documents and the consummation of the Merger. The Board of Directors of Parent, acting in accordance with the recommendation of the Parent Special Committee, has approved this Agreement and the Merger. Each of the Parent Transaction Documents has been duly and validly executed and delivered by Parent and Merger Sub and, assuming each such Parent Transaction Document constitutes the legal, valid and binding agreement of the counterparty thereto, each of the Parent Transaction Documents constitutes the legal, valid and binding agreement enforceable against Parent and Merger Sub in accordance with its terms, except as such enforcement may be subject to the Remedies Exceptions.

(b) Other than in connection with or in compliance with (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) the Exchange Act, (iii) the Securities Act, (iv) applicable state securities, takeover and “blue sky” laws, (v) the rules and regulations of the NYSE, (vi) the HSR Act and any antitrust, competition or similar laws outside of the United States, and (vii) the approvals set forth in Section 4.2(b) of the Parent Disclosure Schedule (collectively, the “Parent Approvals”), and, subject to the accuracy of the representations and warranties of the Company in Section 3.3(b), no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by Parent or Merger Sub of the transactions contemplated by this Agreement, except for such authorizations, consents, orders, licenses, permits, approvals or filings that are not required to be obtained or made prior to consummation of such transactions or that, if not obtained or made, would not materially impede or delay the consummation of the Merger and the other transactions contemplated by this Agreement or have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) The execution and delivery by Parent and Merger Sub of this Agreement do not, and (assuming the Parent Approvals are obtained) the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not (i) result in any loss, or suspension, limitation or impairment of any right of Parent or any of its Subsidiaries to own or use any assets required for the conduct of their business or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, first offer, first refusal, modification or acceleration of any material obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract (including, without limitation, any Mining Contract), instrument, permit, concession, franchise, right or license binding upon Parent or any of its Subsidiaries or by which or to which any of their respective properties, rights or assets are bound or subject, or result in the creation of any Liens other than Parent Permitted Liens, in each case, upon any of the properties or assets of Parent or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the certificate of incorporation or bylaws or other equivalent organizational document, in each case as amended or restated, of Parent or any of its Subsidiaries or (iii) conflict with or violate any applicable Laws, except in the case of clauses (i) and (iii) for such losses, suspensions, limitations, impairments, conflicts, violations, defaults, terminations, cancellations, accelerations, or Liens as would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.3 Reports and Financial Statements.

(a) Parent and each of its Subsidiaries has filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the SEC since January 1, 2011 (all such documents and reports filed or furnished by Parent or any of its Subsidiaries, the “Parent SEC Documents”). As of their respective dates or, if amended, as of the date of the last such amendment, the Parent SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information set forth in the Parent SEC Documents as of a later date (but before the date of this Agreement) will be deemed to modify information as of an earlier date.

(b) The consolidated financial statements (including all related notes and schedules) of Parent included in the Parent SEC Documents (i) fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended, (ii) were prepared in conformity with GAAP (except, in the case of the unaudited statements, subject to normal year-end audit adjustments and the absence of footnote disclosure) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), (iii) have been prepared from, and are in accordance with, the books and records of Parent and its consolidated subsidiaries and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act.

(c) There are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by Parent relating to the Parent SEC Documents. Parent has heretofore made available to the Company true, correct and complete copies of all written correspondence between Parent and the SEC occurring since January 1, 2010. None of the Parent SEC Documents is, to the knowledge of Parent, the subject of ongoing SEC review.

(d) Neither Parent nor any of its Subsidiaries is a party to, nor does it have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among Parent or one of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand) or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries in Parent’s financial statements or other Parent SEC Documents

Section 4.4 Internal Controls and Procedures. Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Parent’s

management has completed an assessment of the effectiveness of Parent’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2011, and such assessment concluded that such controls were effective. Based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, management of Parent has disclosed to Parent’s auditors and the audit committee of the Board of Directors of Parent (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to the Company prior to the date hereof.

Section 4.5 No Undisclosed Liabilities. There are no liabilities or obligations of Parent or any of its Subsidiaries, whether accrued, absolute, determined or contingent, that would be required by GAAP to be reflected on a consolidated balance sheet of Parent and its consolidated Subsidiaries (including the notes thereto), except for (i) liabilities or obligations disclosed and provided for in the balance sheets included in the Parent Financial Statements (or in the notes thereto) filed and publicly available prior to the date of this Agreement, (ii) liabilities or obligations incurred in accordance with or in connection with this Agreement, (iii) liabilities or obligations that have been discharged or paid in full, and (iv) liabilities or obligations incurred since December 31, 2011 in the ordinary course of business and (v) liabilities or obligations that have not had and would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.6 Compliance with Law; Permits.

(a) Parent and its Subsidiaries are in compliance with, and are not in default under or in violation of, any Laws, except where such non-compliance, default or violation would not have, individually or in the aggregate, a Parent Material Adverse Effect. Since January 1, 2010, neither Parent nor any of its Subsidiaries has received any written notice or, to Parent’s knowledge, other communication from any Governmental Entity regarding any actual or possible material violation of, or material failure to comply with, any Law.

(b) Parent and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, concessions, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and registrations and orders of all applicable Governmental Entities, and all rights under any Parent Material Contract with all Governmental Entities, and have filed all tariffs, reports, notices and other documents with all Governmental Entities necessary for Parent and its Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted (the “Parent Permits”), except where the failure to have any of the Parent Permits or to have filed such tariffs, reports, notices or other documents would not, individually or in the aggregate, be material to Parent and its Subsidiaries. All Parent Permits are valid and in full force and effect and are not subject to any administrative or judicial proceeding that could result in modification, termination or revocation thereof, except where the failure to be in full force and effect or any modification, termination or revocation thereof would not have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and each of its Subsidiaries is in material compliance with the terms and requirements of all material Parent Permits.

(c) Since January 1, 2010, (i) none of Parent or any Subsidiary of Parent nor, to the knowledge of Parent, any director, officer, employee, auditor, accountant or representative of Parent or any Subsidiary of Parent, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of Parent or any Subsidiary of Parent or any material concerns from employees of Parent or any Subsidiary of Parent regarding questionable accounting or auditing matters with respect to Parent or any Subsidiary of Parent, and (ii) to the knowledge of Parent, no attorney representing Parent or any Subsidiary of Parent, whether or not employed by Parent or any Subsidiary of Parent, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Parent, any Subsidiary of Parent or any of their respective officers, directors, employees or agents to the Board of Directors of Parent or any committee thereof, or to the General Counsel or Chief Executive Officer of Parent.

Section 4.7 Absence of Certain Changes or Events.

(a) From January 1, 2012 through the date of this Agreement, the businesses of Parent and its Subsidiaries have been conducted in all material respects in the ordinary course of business.

(b) Since January 1, 2012, there has not been any event, change, effect, development or occurrence that, individually or in the aggregate, has had a Parent Material Adverse Effect.

Section 4.8 Environmental Laws and Regulations. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect: (i) there are no investigations, actions, suits or proceedings (whether administrative or judicial) pending, or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries or any person or entity whose liability Parent or any of its Subsidiaries has retained or assumed either contractually or by operation of law, alleging non-compliance with or other liability under any Environmental Law and, to Parent’s knowledge, there are no existing facts or circumstances that would reasonably be expected to give rise to any such action, suit or proceeding, (ii) Parent and its Subsidiaries and, to Parent’s knowledge and each third-party operator of any of the Mining Interests of Parent and its Subsidiaries are, and except for matters that have been fully resolved with the applicable Governmental Entity, since January 1, 2010 have been, in compliance with all Environmental Laws (which compliance includes the possession by Parent and each of its Subsidiaries of all Permits required under applicable Environmental Laws to conduct their respective business and operations, and compliance with the terms and conditions thereof), (iii) there have been no Releases at any location of Hazardous Materials by Parent or any of its Subsidiaries, or, to Parent’s knowledge, as a result of any operations or activities of Parent or any of its Subsidiaries or their contractors or third-party operators, that could reasonably be expected to give rise to any fine, penalty, remediation, investigation, obligation or liability of any kind to Parent or its Subsidiaries, (iv) none of Parent and its Subsidiaries, and, to Parent’s knowledge, any third-party operator of any of the Mining Interests of Parent and its Subsidiaries and any predecessor of any of them, is subject to any Order or any indemnity obligation or other Contract with any other person that could reasonably be expected to result in obligations or liabilities under applicable Environmental Laws or concerning Hazardous Materials or Releases, (v) none of Parent and its Subsidiaries has received any unresolved claim, notice, complaint or request for information from a Governmental Entity or any other person relating to actual or alleged noncompliance with or liability under applicable Environmental Laws (including any such liability or obligation arising under, retained or assumed by contract or by operation of law) and there are no other circumstances or conditions involving Parent or any of its Subsidiaries that could reasonably be expected to result in any claim, liability, remediation, investigation, cost or restriction on the ownership, use, development or transfer of any property pursuant to applicable Environmental Law.

Section 4.9 Investigations; Litigation. As of the date hereof, except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, (a) there is no investigation or review pending (or, to Parent’s knowledge, threatened) by any Governmental Entity with respect to Parent or any of its Subsidiaries, (b) there are no actions, suits, inquiries, investigations, proceedings, subpoenas, civil investigative demands or other requests for information relating to potential violations of law pending (or, to Parent’s knowledge, threatened) against or affecting Parent or any of its Subsidiaries, or any of their respective properties and (c) there are no orders, judgments or decrees of, or before, any Governmental Entity against Parent or any of its Subsidiaries.

Section 4.10 Information Supplied. The information supplied or to be supplied by Parent for inclusion in the Form S-4 shall not, at the time the Form S-4 is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent with respect to statements made or incorporated by reference therein based on information supplied by the Company in writing expressly for inclusion therein. The information supplied or to be supplied by Parent for inclusion in the Proxy Statement/Prospectus will not, at the time the Proxy Statement/Prospectus is first mailed to the stockholders of the Company and at the time of any meeting of Company stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent with respect to statements made or incorporated by reference therein based on information supplied by the Company in writing expressly for inclusion therein. The Form S-4 and the Proxy Statement/Prospectus (solely with respect to the portion thereof based on information supplied or to be supplied by Parent for inclusion therein, but excluding any portion thereof based on information supplied by the Company in writing expressly for inclusion therein, with respect to which no representation or warranty is made by Parent) will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act.

Section 4.11 Regulatory Matters. Parent is not (i) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder or (ii) a “holding company,” a “subsidiary company” of a “holding company,” an affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

Section 4.12 Properties.

(a) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries have good and defensible title to their Mining Interests under valid, subsisting and enforceable title documents, Mining Contracts, Contracts, leases, licenses of occupation, mining concessions, permits, or other recognized and enforceable instruments and documents, sufficient to permit Parent and its Subsidiaries to explore for, extract, exploit, remove, process or refine the minerals relating thereto. In addition, except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries have all necessary surface rights, water rights and rights in water, rights of way, licenses, easements, ingress, egress and access rights, and all other presently required rights and interests granting Parent and its Subsidiaries the rights and ability to explore for, mine, extract, remove or process the Minerals derived from the Mineral Rights or to transport for, milling, refinement, smelting or market or distribute or sell the Minerals produced at their milling, smelting and refining facilities. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each Mineral Right to which Parent or any of its Subsidiaries is a party is in full force and effect, duly issued, validly registered, staked, located and recorded in accordance with applicable Laws, and is in good standing and not liable to forfeiture, and has otherwise been, and is, validly held in accordance with applicable Laws, (ii) none of Parent or any of its Subsidiaries nor, to Parent’s knowledge, any other party to any such Mineral Right has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Mineral Right, and (iii) none of Parent or any of its Subsidiaries has received written notice from the other party to any such Mineral Right that Parent or any of its Subsidiaries, as the case may be, has breached, violated or defaulted under any Mineral Right.

(b) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries have good and defensible title to, or have valid rights to lease or otherwise use, all items of real and personal property that are material to the respective businesses of Parent and its Subsidiaries, in each case free and clear of all liens, encumbrances, claims and defects and imperfections of title except for Parent Permitted Liens.

(c) All Mining Interests operated by Parent and its Subsidiaries have been operated in accordance with reasonable, prudent mining and metals practices and in compliance with the applicable Mineral Rights and applicable Law, except where the failure to so operate would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) None of the material Mining Interests of Parent or its Subsidiaries is subject to any preferential purchase, consent or similar right that would become operative as a result of the transactions contemplated by this Agreement, except for any such preferential purchase, consent or similar rights that would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.13 Tax Matters. Except as have not had and would not have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent and each of its Subsidiaries have prepared and timely filed (taking into account any valid extension of time within which to file) all Tax Returns required to be filed by any of them and all such Tax Returns are complete and accurate, (ii) Parent and each of its Subsidiaries have timely paid all Taxes that are required to be paid by any of them or that Parent or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor, stockholders or third party (in each case, whether or not shown on any Tax Return), except with respect to matters contested in good faith through appropriate proceedings and for which adequate reserves have been established, in accordance with GAAP on the financial statements of Parent and its Subsidiaries, and (iii) there are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of Taxes or Tax matters of Parent or any of its Subsidiaries.

Section 4.14 Employment and Labor Matters. Neither Parent nor any of its Subsidiaries is a party to any Collective Bargaining Agreement with respect to employees of Parent or any of its Subsidiaries primarily located in the United States (each a “Parent U.S. Employee”). No Parent U.S. Employee is represented by a labor organization for purposes of collective bargaining with respect to Parent or any of its Subsidiaries. To Parent’s knowledge, as of the date hereof, there are no activities or proceedings of any labor or trade union to organize any Parent U.S. Employee. No Collective Bargaining Agreement is being negotiated by Parent or, to Parent’s knowledge, any of its Subsidiaries with respect to Parent U.S. Employees. As of the date hereof, there is no strike, lockout, slowdown, or work stoppage against Parent or any of its Subsidiaries pending or, to Parent’s knowledge, threatened, involving Parent U.S. Employees that may interfere in any material respect with the respective business activities of Parent or any of its Subsidiaries. There is no pending charge or complaint against Parent or any of its Subsidiaries by the National Labor Relations Board or any comparable Governmental Entity, and none of Parent and its Subsidiaries is a party, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to Parent U.S. Employees or employment practices. Parent has complied with all laws regarding employment and employment practices, terms and conditions of employment and wages and hours (including, without limitation, classification of employees) and other laws in respect of any reduction in force, including without limitation, notice, information and consultation requirements, except where any such noncompliance could not reasonably be expected to result in a material liability to Parent or any of its Subsidiaries. There are no material outstanding assessments, penalties, fines, Liens, charges, surcharges, or other amounts due or owing by Parent pursuant to any workplace safety and insurance/workers’ compensation Laws, Parent has not been reassessed in any material respect under such Laws during the past three years, and there are no claims that could reasonably be expected to materially affect the accident cost experience of Parent.

Section 4.15 Insurance. Parent and its Subsidiaries maintain insurance in such amounts and against such risks substantially as Parent believes to be customary for the industry in which it and its Subsidiaries operate. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, all insurance policies maintained by or on behalf of Parent or any of its Subsidiaries as of the date of this Agreement are in full force and effect, and all premiums due on such policies have been paid by Parent or its Subsidiaries. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries are in compliance with the terms and provisions of all insurance policies maintained by or on behalf of Parent or any of its Subsidiaries as of the date of this Agreement, and neither Parent nor any of its Subsidiaries is in breach or default under, or has taken any action that could permit termination or material modification of, any material insurance policies.

Section 4.16 Material Contracts.

(a) Except for this Agreement and agreements filed as exhibits to the Parent SEC Documents, as of the date of this Agreement, neither Parent nor any of its Subsidiaries is a party to or bound by any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) (the “Parent Material Contracts”).

(b) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, (i) neither Parent nor any Subsidiary of Parent is in breach of or default under the terms of any Parent Material Contract, (ii) to Parent’s knowledge, no other party to any Parent Material Contract is in breach of or default under the terms of any Parent Material Contract and (iii) each Parent Material Contract is a valid and binding obligation of Parent or the Subsidiary of Parent that is party thereto and, to Parent’s knowledge, of each other party thereto, and is in full force and effect, subject to the Remedies Exceptions.

Section 4.17 Reserves. Parent has delivered or otherwise made available to the Company true and correct copies of all written reports of Parent or its Subsidiaries estimating Parent’s and such Subsidiaries’ proven and probable reserves as of December 31, 2011. The qualitative and quantitative data regarding proven and probable reserves of Parent included in the Parent SEC Documents were derived in accordance with the procedures described therein and, in all material respects, all applicable industry standards, including Securities Act Industry Guide 7. Since January 1, 2012 and except for changes generally affecting copper, gold and molybdenum mining (including changes in commodity prices and fluctuations in demand for production) and normal depletion by production, there has been no change in respect of the proven and probable reserves set forth in the Parent SEC Documents.

Section 4.18 Finders or Brokers. Neither Parent nor any of Parent’s Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission from the Company or any of its Subsidiaries or affiliates (other than Parent) in connection with or upon consummation of the Merger.

Section 4.19 Ownership of Company Common Stock. Neither Parent, Merger Sub nor any of their respective affiliates is, nor at any time during the last three (3) years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL.

Section 4.20 Anti-Bribery. Neither (a) Parent, any of Parent’s Subsidiaries nor any employee nor (b) to Parent’s knowledge, any Representative of any of the foregoing, has directly or indirectly, (i) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns or violated any provisions of any applicable anti-bribery Laws, including the FCPA, or (ii) taken any action that would constitute a violation of any applicable anti-bribery Laws, including the FCPA, including making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA. Each of Parent, Parent’s Subsidiaries and their respective affiliates has conducted its business in compliance with the FCPA with regard to provisions of services and Parent maintains policies and procedures that are reasonably designed to ensure, and that are reasonably expected to continue to ensure, continued compliance therewith.

Section 4.21 Financing.

(a) Parent has delivered to the Company a true and complete copy of the executed debt commitment letters (including all exhibits, schedules, annexes and amendments thereto and the related fee letters (redacted for provisions related to fees, pricing, “flex” terms (other than any “flex” terms expressly permitted thereby to be disclosed to the Company) and any other economic terms)), dated as of the date of this Agreement, by and among certain of the Financing Sources and Parent providing for debt financing as described by such commitment letters (such commitment letters, including all such exhibits, schedules, annexes and amendments thereto and the related fee letters (redacted for provisions related to fees, pricing, “flex” terms (other than any “flex” term expressly permitted thereby to be disclosed to the Company) and any other economic terms), collectively, the “Commitment Letters”), pursuant to which, upon the terms and subject to the conditions set forth or referred to therein, certain of the Financing Sources have agreed to lend the amounts set forth therein (the “Financing”), for the purpose of, inter alia, funding the Merger Consideration and the fees and expenses related thereto.

(b) As of the date of this Agreement, each Commitment Letter is in full force and effect and is a valid and binding obligation of Parent and Merger Sub and, to Parent’s knowledge, the other parties thereto, enforceable in accordance with its terms (subject to the Remedies Exceptions), and is not subject to any conditions precedent related to the funding of the net proceeds of the Financing that are not set forth or otherwise contemplated in the copies of such Commitment Letter provided to the Company (it being understood that the related fee letters may be redacted by Parent by removing fees, pricing, “flex” terms (other than any “flex” term expressly permitted to be disclosed to the Company) and any other economic terms therein.

(c) None of the Commitment Letters has been amended or modified on or prior to the date of this Agreement and the respective commitments contained therein have not been terminated, reduced, withdrawn or rescinded on or prior to the date of this Agreement, and to Parent’s knowledge, none of any such actions is contemplated as of the date hereof.

(d) As of the date of this Agreement, none of the Financing Sources has notified Parent or Merger Sub of its intention to terminate any Commitment Letter or not to provide the Financing.

(e) As of the date of this Agreement, none of Parent, Merger Sub or, to Parent’s knowledge, any other party to any Commitment Letter is in material default or material breach under the terms and conditions of such Commitment Letter and no event has occurred which, with or without notice, lapse of time or both, would constitute a material default or material breach by Parent, Merger Sub or, to Parent’s knowledge, any other party to such Commitment Letter under the terms and conditions of the Commitment Letter. As of the date of this Agreement, Parent has no reason to believe that it or any other party thereto will be unable to satisfy any of the conditions to the Financing to be satisfied pursuant to each Commitment Letter on the Closing Date, provided that Parent is not making any representation or warranty regarding the effect of the inaccuracy of the representations or warranties set forth in Article III or non-compliance by the Company and its affiliates with their respective obligations hereunder on any such condition to the Financing.

(f) As of the date of this Agreement, there are no side letters, understandings or other agreements relating to the Financing to which Parent or any of its affiliates is a party that imposes conditions to the funding of the Financing, other than those set forth in the Commitment Letters.

(g) Parent or an affiliate thereof on its behalf has fully paid any and all commitment or other fees required by the Commitment Letters to be paid on or prior to the date of this Agreement.

(h) Parent and Merger Sub will have at and, where applicable, after the Closing funds sufficient to (i) pay the Merger Consideration, (ii) pay any and all fees and expenses required to be paid by Parent, Merger Sub and the Surviving Company in connection with the Merger and the Financing, (iii) pay for any refinancing of any outstanding indebtedness of the Company contemplated by this Agreement or the Commitment Letters and (iv) satisfy all of the other payment obligations of Parent, Merger Sub and the Surviving Company contemplated hereunder.

Section 4.22 Reorganization. Parent has not taken or agreed to take any action, and is not aware of any fact or circumstance, that would prevent or impede, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 4.23 No Additional Representations.

(a) Parent and Merger Sub acknowledge that the Company does not make any representation or warranty as to any matter whatsoever except as expressly set forth in Article III or in any certificate delivered by the Company to Parent or Merger Sub in accordance with the terms hereof, and specifically (but without limiting the generality of the foregoing) that the Company makes no representation or warranty with respect to (i) any projections, estimates or budgets delivered or made available to Parent or Merger Sub (or any of their respective affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Company and its Subsidiaries or (ii) the future business and operations of the Company and its Subsidiaries, and neither Parent nor Merger Sub has relied on such information or any other representations or warranties not set forth in Article III.

(b) Parent and Merger Sub have conducted their own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries and acknowledge that Parent and Merger Sub have been provided access for such purposes. Except for the representations and warranties expressly set forth in Article III or in any certificate delivered to Parent and Merger Sub by the Company in accordance with the terms hereof, in entering into this Agreement, each of Parent and Merger Sub have relied solely upon its independent investigation and analysis of the Company and the Company’s Subsidiaries, and Parent and Merger Sub acknowledge and agree that they have not been induced by and have not relied upon any representations, warranties or statements, whether express or implied, made by the Company, its Subsidiaries, or any of their respective affiliates, stockholders, controlling persons or Representatives that are not expressly set forth in Article III or in any certificate delivered by Parent to the Company, whether or not such representations, warranties or statements were made in writing or orally. Parent and Merger Sub acknowledge and agree that, except for the representations and warranties expressly set forth in Article III or in any certificate delivered by the Company to Parent Parties or Merger Sub, (i) the Company does not make, and has not made, any representations or warranties relating to itself or its business or otherwise in connection with the transactions contemplated hereby and Parent and Merger Sub are not relying on any representation or warranty except for those expressly set forth in this Agreement, (ii) no person has been authorized by the Company to make any representation or warranty relating to itself or its business or otherwise in connection with the transactions contemplated hereby, and if made, such representation or warranty must not be relied upon by Parent or Merger Sub as having been authorized by the Company, and (iii) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Parent or Merger Sub or any of their Representatives are not and shall not be deemed to be or include representations or warranties of the Company unless any such materials or information is the subject of any express representation or warranty set forth in Article III.

ARTICLE V.

COVENANTS AND AGREEMENTS

Section 5.1 Conduct of Business by the Company.

(a) From and after the date hereof until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 7.1 (the “Termination Date”), and except (i) as may be required by applicable Law, (ii) with the prior written consent of Parent, (iii) as may be expressly contemplated or required by this Agreement or (iv) as set forth in Section 5.1(a) of the Company Disclosure Schedule, the Company covenants and agrees that the business of the Company and its Subsidiaries shall be conducted in the ordinary course of business, and shall use commercially reasonable efforts to preserve intact their present lines of business, maintain their rights, franchises and Company Permits and preserve their relationships with customers and suppliers; provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision.

(b) The Company agrees with Parent, on behalf of itself and its Subsidiaries, that from the date hereof and prior to the earlier of the Effective Time and the Termination Date,

except (i) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to the Company or any of its Subsidiaries, (ii) as may be consented to by Parent, (iii) as may be expressly contemplated or required by this Agreement, or (iv) as set forth in Section 5.1(b) of the Company Disclosure Schedule, the Company:

(A) shall not adopt any amendments to its certificate of incorporation or bylaws or similar applicable organizational documents, and shall not permit any of its Subsidiaries to adopt any amendments to its certificate of incorporation or bylaws or similar applicable organizational documents;

(B) shall not, and shall not permit any of its Subsidiaries to, split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, except for any such transaction by a wholly owned Subsidiary of the Company which remains a wholly owned Subsidiary after consummation of such transaction;

(C) except in the ordinary course of business, shall not, and shall not permit any of its Subsidiaries that is not wholly owned by the Company or wholly owned Subsidiaries of any such Subsidiaries to, authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of the Company or its Subsidiaries), except (1) dividends or distributions by any Subsidiaries only to the Company or to any Subsidiary of the Company in the ordinary course of business, and (2) dividends or distributions required under the applicable organizational documents of such entity in effect on the date of this Agreement;

(D) shall not, and shall not permit any of its material Subsidiaries to, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than the Merger and other than any mergers, consolidations, restructurings or reorganizations solely among the Company and its Subsidiaries or among the Company’s Subsidiaries, or take any action with respect to any securities owned by such person that would reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger, or any other transaction by Parent;

(E) shall not, and shall not permit any of its Subsidiaries to, make any acquisition of any other person or business or make any loans, advances or capital contributions to, or investments in, any other person with a value in excess of $200 million in the aggregate, except (1) as contemplated by the Company’s fiscal 2012 or 2013 budgets and capital expenditure plans previously provided to Parent (the “Company Budgets”) (whether or not such acquisition, loan, advance, capital contribution or investment is made during the 2012 or 2013 fiscal year) or (2) as made in connection with any transaction among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries; provided, however, that the Company shall not, and shall not permit any of its

Subsidiaries to, make any acquisition of any other person or business or make loans, advances or capital contributions to, or investments in, any other person that would reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger;

(F) shall not, and shall not permit any of its Subsidiaries to, sell, lease, license, transfer, exchange or swap, or otherwise dispose of or encumber any properties or non-cash assets with a value in excess of $200 million in the aggregate, except (1) sales, transfers and dispositions of obsolete or worthless equipment, (2) sales, transfers and dispositions of inventory, commodities and produced Hydrocarbons, crude oil and refined products in the ordinary course of business, or (3) sales, leases, transfers or other dispositions made in connection with any transaction among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries;

(G) shall not, and shall not permit any of its Subsidiaries to, authorize any capital expenditures in excess of $200 million in the aggregate, except for (1) expenditures contemplated by the Company Budgets (whether or not such capital expenditure is made during the 2012 or 2013 fiscal year), or (2) expenditures made in response to any emergency, whether caused by war, terrorism, weather events, public health events, outages or otherwise;

(H) shall not, and shall not permit any of its Subsidiaries to, enter into any new Contract to sell Hydrocarbons other than in the ordinary course of business consistent with past practice;

(I) except as set forth in Section 5.1(b)(I) of the Company Disclosure Letter or as required by applicable Law or the terms of any Company Benefit Plan or other Contract identified in Section 5.1(b)(I) of the Company Disclosure Letter, shall not, and shall not permit any of its Subsidiaries to, (1) establish, adopt, amend, modify, or terminate any Collective Bargaining Agreement or Company Benefit Plan (other than amendments or modifications to broad-based Company Benefit Plans in the ordinary course of business that do not increase the cost or expense to the Company of providing or administering such benefits), (2) increase in any manner the compensation, severance or benefits of any of the current or former directors, officers, employees or consultants of the Company or its Subsidiaries, (3) pay or award, or commit to pay or award, any bonuses or incentive compensation to any officer, director, employee or consultants of the Company or its Subsidiaries, (4) enter into any new or modify any existing employment, severance, termination, retention or consulting agreement with any current or former directors, officers, employees or consultants of the Company or any of its Subsidiaries, (5) accelerate the time of payment or vesting of any rights or benefits under any Company Benefit Plan, (6) fund any rabbi trust or similar arrangement with respect to any Company Benefit Plan, (7) grant or amend any equity awards, (8) change any actuarial assumptions used to calculate funding obligations with respect to any Company Benefit Plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or applicable Law, (9) hire or terminate the employment or services of (other than for cause) any officer or director of the Company or any of its Subsidiaries;

(J) shall not, and shall not permit any of its Subsidiaries to, materially change financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, SEC rule or policy or applicable Law;

(K) shall not, and shall not permit any of its Subsidiaries to, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of its capital stock or other ownership interest in the Company or any of its Subsidiaries or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire any such shares of capital stock, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable award under any existing Company Benefit Plans (except as otherwise provided by the terms of this Agreement or the express terms of any unexercisable or unexercised awards or warrants outstanding on the date hereof), other than (1) issuances of shares of Company Common Stock in respect of the exercise, vesting or settlement of any Company Stock Awards, (2) the sale of shares of Company Common Stock pursuant to the exercise of Company SARs, the vesting of Company Restricted Shares and/or Existing RSUs or for withholding of Taxes with respect to any Company Stock Awards, to the extent provided by the terms of such awards as in effect on the date hereof or (3) for transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries;

(L) shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, purchase, redeem or otherwise acquire any shares of the capital stock of any of them or any rights, warrants or options to acquire any such shares, except for transactions among the Company and its Subsidiaries or among the Company’s Subsidiaries;

(M) shall not, and shall not permit any of its Subsidiaries to, incur, assume, guarantee or otherwise become liable for any indebtedness for borrowed money or any guarantee of such indebtedness, except (1) for any indebtedness incurred in the ordinary course of business, (2) for any indebtedness among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, (3) for any indebtedness incurred to replace, renew, extend, refinance or refund any existing indebtedness on substantially the same or more favorable terms to the Company than such existing indebtedness, (4) for any guarantees by the Company of indebtedness of Subsidiaries of the Company or guarantees by the Company’s Subsidiaries of indebtedness of the Company or any Subsidiary of the Company, which indebtedness is incurred in compliance with this Section 5.1(b) and (5) with respect to any indebtedness not in accordance with clauses (1) through (4), for any indebtedness not to exceed $50 million in aggregate principal amount outstanding at the time incurred by the Company or any of its Subsidiaries; provided, however, that in the case of each of clauses (1) through (5) such indebtedness does not impose or result in any additional restrictions or limitations that would be material to the Company and its Subsidiaries, or, following the Closing, Parent and its Subsidiaries, other than any obligation to make payments on such indebtedness and other than any restrictions or limitations to which the Company or any Subsidiary is currently subject under the terms of any indebtedness outstanding as of the date hereof;

(N) other than in the ordinary course of business, shall not, and shall not permit any of its Subsidiaries to, modify, amend or terminate, or waive any rights under any Company Material Contract or under any Company Permit, or enter into any new Contract which would be a Company Material Contract or which would reasonably be expected to, after the Effective Time, restrict or limit in any material respect Parent, the Company, the Surviving Company or any of their respective affiliates from engaging in any business or competing in any geographic location with any person;

(O) shall not, and shall not permit any of its Subsidiaries to, waive, release, assign, settle or compromise any claim, action or proceeding, other than waivers, releases, assignments, settlements or compromises (1) equal to or lesser than the amounts reserved with respect thereto on the balance sheet as of the Balance Sheet Date included in the Company SEC Documents or (2) that do not exceed $10 million in the aggregate;

(P) shall not make, change or revoke any material Tax election, change any material tax accounting method, file any material amended Tax return, enter into any material closing agreement, request any material Tax ruling, settle or compromise any material Tax proceeding, or surrender any claim for a material refund of Taxes;

(Q) except as otherwise permitted by this Agreement, any refinancing permitted by clause (M)(3) and (4) above or for transactions between the Company and its Subsidiaries or among the Company’s Subsidiaries, shall not, and shall not permit any of its Subsidiaries, to prepay, redeem, repurchase, defease, cancel or otherwise acquire any indebtedness or guarantees thereof of the Company or any Subsidiary, other than (1) at stated maturity and (2) any required amortization payments and mandatory prepayments (including mandatory prepayments arising from any change of control put rights to which holders of such indebtedness or guarantees thereof may be entitled), in each case in accordance with the terms of the instrument governing such indebtedness as in effect on the date hereof; and

(R) shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions that are prohibited pursuant to clauses (A) through (Q) of this Section 5.1(b).

Section 5.2 Conduct of Business by Parent and Merger Sub.

(a) From and after the date hereof until the earlier of the Effective Time or Termination Date, and except (i) as may be required by applicable Law, (ii) with the prior written consent of the Company, (iii) as may be expressly contemplated or required by this Agreement or (iv) as set forth in Section 5.2(a) of the Parent Disclosure Schedule, Parent and Merger Sub covenant and agree that the business of Parent and its Subsidiaries shall be conducted in the ordinary course of business; provided, however, that no action by Parent or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.2(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision.

(b) Parent and Merger Sub agree with the Company, on behalf of themselves and Parent’s Subsidiaries, that from the date hereof and prior to the earlier of the Effective Time and the Termination Date, except (i) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Parent or any of its Subsidiaries, (ii) as may be consented to by the Company, (iii) as may be expressly contemplated or required by this Agreement, or (iv) as set forth in Section 5.2(b) of the Parent Disclosure Schedule, Parent and Merger Sub:

(A) except in each case as would not (after application of Section 2.1(c)) disproportionately adversely affect a holder of Company Common Stock relative to a holder of Parent Common Stock or delay or impede the Merger or the other transactions contemplated by this Agreement, adjust, reclassify, split, combine, subdivide or redeem, directly or indirectly, any shares of capital stock or other equity interest of Parent or securities convertible or exchangeable into or exercisable for any shares of capital stock or other equity interest of Parent;

(B) shall not adopt or implement a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Parent;

(C) shall not, and shall not permit any of their respective Subsidiaries to, acquire shares of Company Common Stock; and

(D) shall not agree, in writing or otherwise, to take any of the foregoing actions that are prohibited pursuant to clauses (A) through (C) of this Section 5.2(b).

Section 5.3 Access.

(a) For purposes of furthering the transactions contemplated hereby, each party shall afford the other party and (i) the officers and employees and (ii) the accountants, consultants, legal counsel, financial advisors, financing sources (including the employees, consultants, and Representatives thereof) and agents and other representatives of such other party reasonable access during normal business hours, throughout the period prior to the earlier of the Effective Time and the Termination Date, to its and its Subsidiaries’ personnel and properties, contracts, commitments, books and records and any report, schedule or other document filed or received by it pursuant to the requirements of applicable Laws and with such additional accounting, financing, operating, environmental and other data and information regarding such party as the other party may reasonably request. Notwithstanding the foregoing, neither party shall be required to afford such access if it would unreasonably disrupt the operations of such party or any of its Subsidiaries, would cause a violation of any agreement to which such party or any of its Subsidiaries is a party, would cause a risk of a loss of privilege to such party or any of its Subsidiaries or would constitute a violation of any applicable Law. Neither Parent nor any of its officers, employees or representatives, shall be permitted to perform any onsite procedures (including an onsite study or any invasive testing or sampling) with respect to any property of the Company or any of the Company’s Subsidiaries without the Company’s prior written consent.

(b) The parties hereto hereby agree that all information provided to them or their respective officers, directors, employees or representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be governed in accordance with the confidentiality agreement, dated as of June 22, 2012, between the Company and Parent (the “Confidentiality Agreement”).

Section 5.4 No Solicitation.

(a) Except as expressly permitted by this Section 5.4, the Company shall, shall cause each of its affiliates and its and their respective officers, directors and employees to, and shall use reasonable best efforts to cause the agents, financial advisors, investment bankers, attorneys, accountants and other representatives (collectively “Representatives”) of the Company or any of its affiliates to: (A) immediately cease any ongoing solicitation, knowing encouragement, discussions or negotiations with any persons that may be ongoing with respect to a Company Takeover Proposal, and promptly instruct (to the extent it has contractual authority to do so and has not already done so prior to the date of this Agreement) or otherwise request, any person that has executed a confidentiality or non-disclosure agreement within the 36-month period prior to the date of this Agreement in connection with any actual or potential Company Takeover Proposal to return or destroy all such information or documents or material incorporating confidential information in the possession of such person or its Representatives and (B) until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VII, not, directly or indirectly, (1) solicit, initiate or knowingly facilitate or knowingly encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Takeover Proposal, (2) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any non-public information in connection with or for the purpose of encouraging or facilitating, a Company Takeover Proposal (other than, solely in response to an unsolicited inquiry, to refer the inquiring person to this Section 5.4 and to limit its conversation or other communication exclusively to such referral), or (3) approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle (whether written or oral, binding or nonbinding) with respect to a Company Takeover Proposal. Except to the extent necessary to take any actions that the Company or any third party would otherwise be permitted to take pursuant to this Section 5.4 (and in such case only in accordance with the terms hereof), (A) the Company and its Subsidiaries shall not release any third party from, or waive, amend or modify any provision of, or grant permission under, (1) any standstill provision in any agreement to which the Company or any of its Subsidiaries is a party or (2) any confidentiality provision in any agreement to which the Company or any of its Subsidiaries is a party other than, with respect to this clause (2), any waiver, amendment, modification or permission under a confidentiality provision that does not, and would not be reasonably likely to, facilitate, encourage or relate in any way to a Company Takeover Proposal or a potential Company Takeover Proposal and (B) the Company shall, and shall cause its Subsidiaries to, enforce the confidentiality and standstill provisions of any such agreement, and the Company shall, and shall cause its Subsidiaries to, immediately take all steps within their power necessary to terminate any waiver that may have been heretofore granted, to any person other than Parent or any of Parent’s affiliates, under any such provisions.

(b) Notwithstanding anything to the contrary contained in Section 5.4(a), if at any time from and after the date of this Agreement and prior to obtaining the Company Stockholder Approval, the Company, directly or indirectly receives a bona fide, unsolicited written Company Takeover Proposal from any person that did not result from the Company’s, its affiliates’ or the Company’s or its affiliates’ Representatives’ breach of Section 5.4 and if the Company Board of Directors determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that such Company Takeover Proposal constitutes or would reasonably be expected to lead to a Company Superior Proposal, then the Company may, directly or indirectly, (A) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiaries, and afford access to the business, properties, assets, employees, officers, Contracts, books and records of the Company and its Subsidiaries, to the person who has made such Company Takeover Proposal and its Representatives and potential sources of financing; provided, that the Company shall substantially concurrently with the delivery to such person provide to Parent any non-public information concerning the Company or any of its Subsidiaries that is provided or made available to such person or its Representatives unless such non-public information has been previously provided or made available to Parent and (B) engage in or otherwise participate in discussions or negotiations with the person making such Company Takeover Proposal and its Representatives and potential sources of financing regarding such Company Takeover Proposal. “Acceptable Confidentiality Agreement” means any customary confidentiality agreement that contains provisions that are no less favorable to the Company than those applicable to Parent that are contained in the Confidentiality Agreement (including standstill restrictions), provided that such confidentiality agreement shall not prohibit compliance by the Company with any of the provisions of this Section 5.4

(c) The Company shall promptly (and in no event later than 24 hours after receipt) notify, orally and in writing, Parent after receipt by the Company or any of its Representatives of any Company Takeover Proposal, including of the identity of the person making the Company Takeover Proposal and the material terms and conditions thereof, and shall promptly (and in no event later than 24 hours after receipt) provide copies to Parent of any written proposals, indications of interest, and/or draft agreements relating to such Company Takeover Proposal. The Company shall keep Parent reasonably informed, on a prompt basis, as to the status of (including changes to any material terms of, and any other material developments with respect to) such Company Takeover Proposal (including by promptly (and in no event later than 24 hours after receipt) providing to Parent copies of any additional or revised written proposals, indications of interest, and/or draft agreements relating to such Company Takeover

Proposal). The Company agrees that it and its Subsidiaries will not enter into any agreement with any person subsequent to the date of this Agreement which prohibits the Company from providing any information to Parent in accordance with this Section 5.4.

(d) Except as expressly permitted by this Section 5.4(d) or by Section 5.4(e), the Company Board of Directors shall not (i) (A) fail to include the Company Recommendation in the Proxy Statement, (B) change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Parent, the Company Recommendation, (C) take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer (other than a recommendation against such offer or a customary “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, in each case that includes a reaffirmation of the Company Recommendation) (it being understood that the Company Board of Directors may refrain from taking a position with respect to such a tender offer or exchange offer until the close of business as of the tenth business day after the commencement of such tender offer or exchange offer pursuant to Rule 14d-9(f) under the Exchange Act without such action being considered a Company Adverse Recommendation Change) or (D) adopt, approve or recommend, or publicly propose to adopt, approve or recommend to stockholders of the Company a Company Takeover Proposal (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”), or (ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, agreement, commitment or agreement in principle with respect to any Company Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 5.4(b)). Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Company Stockholder Approval is obtained, the Company Board of Directors may make a Company Adverse Recommendation Change if, after receiving a bona fide, unsolicited Company Takeover Proposal that did not result from a breach of Section 5.4, the Company Board of Directors has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, that (i) such Company Takeover Proposal constitutes a Company Superior Proposal and (ii) in light of such Company Takeover Proposal, the failure to take such action would reasonably be likely to be inconsistent with the Company Board of Directors’ fiduciary duties under applicable Law; provided, however, that, prior to making such Company Adverse Recommendation Change, (A) the Company has given Parent at least four business days prior written notice of its intention to take such action (which notice shall specify the material terms and conditions of any such Company Superior Proposal) and has contemporaneously provided to Parent a copy of the Company Superior Proposal, a copy of any proposed transaction agreements with the person making such Company Superior Proposal and a copy of any financing commitments relating thereto (or, if not provided in writing to the Company, a written summary of the material terms thereof), (B) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to propose revisions to the terms of this Agreement such that it would cause such Company Superior Proposal to no longer constitute a Company Superior Proposal, (C) following the end of such notice period, the Company Board of Directors shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent, and shall have determined, after consultation with its outside financial advisors and outside legal counsel, that the Company Superior Proposal would nevertheless continue to constitute a Company Superior Proposal if the revisions proposed by Parent were to be given effect, and (D) in the event of any change to any of the financial terms (including the form, amount and timing of payment of consideration) or any other material terms of such Company Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (A) above of this proviso and a new notice period under clause (A) of this proviso shall commence (except that the four business day period notice period referred to in clause (A) above of this proviso shall instead be equal to the longer of (1) two business days and (2) the period remaining under the notice period under clause (A) of this proviso immediately prior to the delivery of such additional notice under this clause (D)) during which time the Company shall be required to comply with the requirements of this Section 5.4(d) anew with respect to such additional notice, including clauses (A) through (D) above of this proviso; and provided, further, that the Company has complied in all material respect with its obligations under this Section 5.4.

(e) Other than in connection with a Company Superior Proposal (which shall be subject to Section 5.4(d) and shall not be subject to this Section 5.4(e)), nothing in this Agreement shall prohibit or restrict the Company Board of Directors from making a Company Adverse Recommendation Change in response to an Intervening Event if the Company Board of Directors has determined in good faith, after consultation with its outside legal counsel, that the failure of the Company Board of Directors to make a Company Adverse Recommendation Change would reasonably be likely to be inconsistent with the Company Board of Directors’ fiduciary duties under applicable Law; provided, however, that, prior to making such Company Adverse Recommendation Change, (A) the Company has given Parent at least four business days prior written notice of its intention to take such action, which notice shall specify the reasons therefor, (B) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to propose revisions to the terms of this Agreement such that it would permit the Company Board of Directors not to make a Company Adverse Recommendation Change pursuant to this Section 5.4(e), and (C) following the end of such notice period, the Company Board of Directors shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent, and shall have determined, after consultation with its outside financial advisors and outside legal counsel, that the Company Board of Directors’ fiduciary duties under applicable Law continue to require a Company Adverse Recommendation Change.

(f) Nothing contained in this Section 5.4 shall prohibit the Company or the Company Board of Directors from taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or from making any “stop, look and listen” communication or any other similar disclosure to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act if, in the determination in good faith of the Company Board of Directors, after consultation with outside counsel, the failure so to disclose would reasonably be likely to be inconsistent with its fiduciary duties under applicable Law or obligations under applicable federal securities Law of the Company Board of Directors; provided, that any such position or disclosure (other than any “stop, look and listen” communication that includes a reaffirmation of the Company Recommendation) shall be deemed to be a Company Adverse Recommendation Change unless the Company Board of Directors expressly and concurrently reaffirms the Company Recommendation.

Section 5.5 Filings; Other Actions.

(a) As promptly as reasonably practicable following the date of this Agreement, Parent and the Company shall prepare and file with the SEC the Form S-4, which will include the Proxy Statement/Prospectus. Each of Parent and the Company shall use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Form S-4 effective as long as necessary to consummate the Merger and the other transactions contemplated hereby. The Company will cause the Proxy Statement/Prospectus to be mailed to the Company’s stockholders as soon as reasonably practicable after the Form S-4 is declared effective under the Securities Act. Parent shall also take any action required to be taken under any applicable state or provincial securities laws in connection with the issuance and reservation of shares of Parent Common Stock in the Merger, and the Company shall furnish all information concerning the Company and the holders of Company Common Stock, or holders of a beneficial interest therein, as may be reasonably requested in connection with any such action. No filing of, or amendment or supplement to, the Form S-4 or the Proxy Statement/Prospectus will be made by Parent or the Company, as applicable, without the other’s prior consent (which shall not be unreasonably withheld, conditioned or delayed) and without providing the other party a reasonable opportunity to review and comment thereon. Parent or the Company, as applicable, will advise the other promptly after it receives oral or written notice of the time when the Form S-4 has become effective or any supplement or amendment thereto has been filed, the issuance of any stop order, the suspension of the qualification of the shares of Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Proxy Statement/Prospectus or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the other with copies of any written communication from the SEC or any state securities commission. If at any time prior to the Effective Time any information relating to Parent or the Company, or any of their respective affiliates, officers or directors, is discovered by Parent or the Company which should be set forth in an amendment or supplement to any of the Form S-4 or the Proxy Statement/Prospectus, so that any of such documents would not include a misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the stockholders of the Company.

(b) As promptly as reasonably practicable following the clearance of the Proxy Statement by the SEC, the Company shall take all action necessary in accordance with applicable Laws and the Company Organizational Documents to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Company Stockholder Approval (the “Company Stockholders’ Meeting”) and not postpone or adjourn the Company Stockholders’ Meeting except to the extent required by applicable Law or to solicit additional proxies and votes in favor of adoption of this Agreement if sufficient votes to constitute the Company Stockholder Approval have not been obtained; provided, that, unless otherwise agreed by the parties, the Company Stockholders’ Meeting may not be postponed or adjourned to a date that is more than 20 days after the date for which the Company Stockholders’ Meeting was originally scheduled (excluding any adjournments or postponements required by applicable

Law). The Company will, except in the case of a Company Adverse Recommendation Change, through its Board of Directors, recommend that its stockholders adopt this Agreement and will use reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and to take all other action necessary or advisable to secure the vote or consent of its stockholders required by the rules of the NYSE or applicable Laws to obtain such approvals. The Company will not submit to the vote of its stockholders any Company Takeover Proposal other than the Merger.

Section 5.6 Employee Matters.

(a) Subject to applicable Law, until the first anniversary of the Effective Time, Parent shall and shall cause its Subsidiaries (including the Surviving Company) to provide to the employees of the Company and its Subsidiaries who are employees thereof as of the Effective Time (the “Company Employees”) compensation (including equity-based compensation) and benefit plans that are substantially comparable in the aggregate to those provided to the Company Employees immediately prior to the Effective Time.

(b) Effective as of the Effective Time and thereafter, Parent shall, or shall cause the Surviving Company to, cause any employee benefit plans sponsored or maintained by Parent or the Surviving Company or their Subsidiaries in which the Company Employees are eligible to participate (collectively, the “Post-Closing Plans”) to recognize the service of each Company Employee with the Company or its Subsidiaries (including any predecessor thereof) prior to the Closing Date for purposes of eligibility, vesting and benefit accrual rates or contribution rates under such Post-Closing Plans, in each case, to the same extent such service was recognized immediately prior to the Effective Time under a comparable Company Benefit Plan in which such Company Employee was eligible to participate immediately prior to the Effective Time; provided, that such recognition of service shall not (i) apply for purposes of determining an accrued benefit under any defined benefit retirement plan, (ii) apply for purposes of participation in any retiree welfare benefit plans, (iii) operate to duplicate any benefits of a Company Employee with respect to the same period of service, or (iv) apply for purposes of any plan, program or arrangement (x) under which similarly situated employees of Parent and its Subsidiaries do not receive credit for prior service or (y) that is grandfathered or frozen, either with respect to level of benefits or participation. With respect to any Post-Closing Plan that provides group health insurance benefits, to the extent that such Post-Closing Plan is made available to the Company Employees at or after the Effective Time, Parent shall use reasonable best efforts to, or shall cause the Surviving Company to, (A) cause any pre-existing condition limitations, eligibility waiting periods or similar provisions under such plan to be waived with respect to such Company Employee and his or her spouse and eligible dependents to the extent such limitation would have been waived or satisfied under the Company Benefit Plan in which such Company Employee participated immediately prior to the Effective Time, and (B) credit each Company Employee and his or her spouse and eligible dependents for an amount equal to any eligible expenses incurred by such Company Employee in the year that includes the Closing Date (or, if later, the year in which such Covered Employee is first eligible to participate in such Post-Closing Plan) for purposes of any applicable deductible, co-payment and annual out-of-pocket expense requirements under any such Post-Closing Plan to the extent such expenses would have been credited under the Company Benefit Plan in which such Company Employee participated immediately prior to the Effective Time. Such credited expenses shall also count toward any annual or lifetime limits, treatment or visit limits or similar limitations that apply under the terms of the applicable plan.

(c) Notwithstanding anything contained in this Agreement to the contrary, following the Effective Time, while employed by Parent or the Surviving Company, the Company Employees whose employment is governed by a Collective Bargaining Agreement shall be provided compensation and benefits pursuant to the terms of the applicable Collective Bargaining Agreement as in effect from time to time.

(d) If requested by Parent in writing delivered to the Company not less than ten (10) business days before the Closing Date, the Board of Directors of the Company (or the appropriate committee thereof) shall adopt resolutions and take such corporate action as is necessary to terminate the Company’s 401(k) plans (the “Company 401(k) Plan”), effective as of the day prior to the Closing Date. Following the Effective Time and as soon as practicable following receipt of a favorable determination letter from the IRS on the termination of the Company 401(k) Plan, the assets thereof shall be distributed to the participants, and Parent shall, to the extent permitted by Parent’s 401(k) plan (the “Parent 401(k) Plan”), permit the Company Employees who are then actively employed to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, inclusive of loans), in the form of cash, in an amount equal to the full account balance (including loans) distributed to such Company Employee from the Company 401(k) Plan to the Parent 401(k) Plan.

(e) From and after the Effective Time, Parent shall, or shall cause the Surviving Company to, honor all accrued and vested benefits and perform all obligations under each Company Benefit Plan, employment, deferred compensation, change in control, severance, termination or similar agreement that is currently in effect between the Company or any of its Subsidiaries and any current or former director, officer, employee, consultant, independent contractor or other service provider thereof in accordance with their terms as in effect immediately before the Effective Time and applicable Law as such agreements and arrangements may be modified or terminated in accordance with their terms from time to time.

(f) Nothing in this Agreement shall confer upon any Company Employee or other service provider any right to continue in the employ or service of Parent, the Surviving Company or any affiliate of Parent, or shall interfere with or restrict in any way the rights of Parent, the Surviving Company or any of their affiliates, which rights are hereby expressly reserved, to discharge or terminate the services of any Company Employee at any time for any reason whatsoever, with or without cause. In no event shall the terms of this Agreement be deemed to (i) establish, amend, or modify any Company Benefit Plan or any “employee benefit plan” as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by Parent, Surviving Company, the Company or any of their Subsidiaries (including, after the Closing Date, Company and its Subsidiaries) or affiliates; or (ii) alter or limit the ability of Parent, the Surviving Company or any of their Subsidiaries (including, after the Closing Date, Company and its Subsidiaries) or affiliates to amend, modify or terminate any particular Company Benefit Plan, employment agreement or any other benefit or employment plan, program, agreement or arrangement after the Closing Date. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 5.6 shall create any third-party beneficiary rights in any Company Employee or current or former service provider of the Company or its affiliates (or any beneficiaries or dependents thereof).

Section 5.7 Regulatory Approvals; Efforts.

(a) Prior to the Closing, Parent, Merger Sub and the Company shall use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under any applicable Laws to consummate and make effective the Merger including (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the Merger, (ii) the satisfaction of the conditions to consummating the Merger, (iii) taking all reasonable actions necessary to obtain (and cooperating with each other in obtaining) any consent, authorization, Order or approval of, or any exemption by, any third party, including any Governmental Entity (which actions shall include furnishing all information and documentary material required under the HSR Act) required to be obtained or made by Parent, Merger Sub, the Company or any of their respective Subsidiaries in connection with the Merger or the taking of any action contemplated by this Agreement, and (iv) the execution and delivery of any additional instruments necessary to consummate the Merger and to fully carry out the purposes of this Agreement. Additionally, each of Parent, Merger Sub and the Company shall use reasonable best efforts to fulfill all conditions precedent to the Merger and shall not take any action after the date of this Agreement that would reasonably be expected to materially delay the obtaining of, or result in not obtaining, any permission, approval or consent from any such Governmental Entity necessary to be obtained prior to Closing. To the extent that transfers of any permits issued by any Governmental Entity are required as a result of the execution of this Agreement or the consummation of the Merger, the parties hereto shall use reasonable best efforts to effect such transfers.

(b) Parent and the Company shall each keep the other apprised of the status of matters relating to the completion of the Merger and work cooperatively in connection with obtaining all required consents, authorizations, Orders or approvals of, or any exemptions by, any Governmental Entity undertaken pursuant to the provisions of this Section 5.7. In that regard, prior to the Closing, each party shall promptly consult with the other parties to this Agreement with respect to, provide any necessary information with respect to (and, in the case of correspondence, provide the other parties (or their counsel) copies of), all filings made by such party with any Governmental Entity or any other information supplied by such party to, or correspondence with, a Governmental Entity in connection with this Agreement and the Merger. Each party to this Agreement shall promptly inform the other parties to this Agreement, and if in writing, furnish the other party with copies of (or, in the case of oral communications, advise the other party orally of) any communication from any Governmental Entity regarding the Merger, and permit the other party to review and discuss in advance, and consider in good faith the views of the other party in connection with, any proposed communication with any such Governmental Entity. If any party to this Agreement or any Representative of such parties receives a request for additional information or documentary material from any Governmental Entity with respect to the Merger, then such party will use reasonable best efforts to make, or cause to be made, promptly and after consultation with the other parties to this Agreement, an appropriate response in substantial compliance with such request. Neither party shall participate in any meeting or teleconference with any Governmental Entity where material issues would likely be discussed in connection with this Agreement and the Merger unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate thereat. Each party shall furnish the other party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and any such Governmental Entity with respect to this Agreement and the Merger, and furnish the other party with such necessary information and reasonable assistance as the other party may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Entity; provided, however, that materials provided pursuant to this Section 5.7 may be redacted (i) to remove references concerning the valuation of the Company and the Merger or other confidential information, (ii) as necessary to comply with contractual arrangements, and (iii) as necessary to address reasonable privilege concerns.

(c) Parent shall and, shall cause its Subsidiaries to, propose, negotiate, offer to commit and effect (and if such offer is accepted, commit to and effect), by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of such assets or businesses of Parent or any of its Subsidiaries, or effective as of the Effective Time, the Surviving Company or its Subsidiaries, or otherwise offer to take or offer to commit to take any action (including any action that limits its freedom of action, ownership or control with respect to, or its ability to retain or hold, any of the businesses, assets, product lines, properties or services of Parent, the Surviving Company, or any of their respective Subsidiaries) which it is lawfully capable of taking and if the offer is accepted, take or commit to take such action (each a “Divestiture Action”), in each case, as may be required in order to avoid the commencement of any Action to prohibit the Merger or any other transaction contemplated by this Agreement, or if already commenced, to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any Action so as to enable the Closing to occur as soon as reasonably possible (and in any event, not later than the End Date). To assist Parent in complying with its obligations set forth in this Section 5.7(c), at Parent’s request the Company shall, and shall cause its Subsidiaries to, enter into one or more agreements prior to the Closing with respect to any Divestiture Action; provided, however, that the consummation of the transactions provided for in any such agreement for a Divestiture Action shall be conditioned upon the Closing. The Company shall not, without the written consent of Parent, publicly or before any Governmental Entity or other third party, offer, suggest, propose or negotiate, and shall not commit to or effect, by consent decree, hold separate order or otherwise, any Divestiture Action. Notwithstanding anything in this Agreement to the contrary, nothing in this Section 5.7 or elsewhere shall require, or be deemed to require, Parent to take or agree to take any Divestiture Action if doing so would, individually or in the aggregate, be reasonably likely to result in a Company Material Adverse Effect or a Parent Material Adverse Effect.

(d) The Company and Parent shall use reasonable best efforts to file, as promptly as practicable, but in any event no later than ten (10) business days after the date of this Agreement, all notifications required under the HSR Act. In the event that the parties receive a request for information or documentary material pursuant to the HSR Act (a “Second Request”), the parties will use their respective reasonable best efforts to respond to such Second Request as promptly as practicable or as otherwise instructed by Parent, and counsel for both parties will closely cooperate during the entirety of any such Second Request review process.

(e) Notwithstanding anything to the contrary contained herein, the parties agree that it is Parent’s sole right to devise the strategy for all filings, notifications, submissions and communications in connection with any filing, notice, petition, statement, registration, submission of information, application or similar filing subject to this Section 5.7.

Section 5.8 Takeover Statutes. If any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other similar state anti-takeover Laws and regulations may become, or may purport to be, applicable to the Merger or any other transactions contemplated hereby, each of the Company and Parent shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

Section 5.9 Public Announcements. Parent and the Company shall use reasonable best efforts to develop a joint communications plan and each party shall use reasonable best efforts to ensure that all press releases and other public statements with respect to the transactions contemplated hereby, to the extent they have not been previously issued or disclosed, shall be consistent with such joint communications plan. Unless otherwise required by applicable Law or by obligations pursuant to any listing agreement with or rules of any securities exchange, each party shall consult with each other before issuing any press release or public statement with respect to the Merger and, subject to the requirements of applicable Law or the rules of any securities exchange, shall not issue any such press release or public statement prior to such consultation. Parent and the Company agree to issue a mutually acceptable initial joint press release announcing this Agreement.

Section 5.10 Indemnification and Insurance.

(a) Parent and Merger Sub agree that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the current or former directors, officers or employees, as the case may be, of the Company or its Subsidiaries as provided in their respective certificate of incorporation or bylaws or other organizational documents or in any agreement shall survive the Merger and shall continue in full force and effect. For a period of six years from the Effective Time, Parent and the Surviving Company shall maintain in effect any and all exculpation, indemnification and advancement of expenses provisions of the Company’s and any of its Subsidiaries’ certificate of incorporation and bylaws or similar organizational documents in effect immediately prior to the Effective Time or in any indemnification agreements of the Company or its Subsidiaries with any of their respective current or former directors, officers or employees in effect immediately prior to the Effective Time, and shall not amend, repeal or otherwise modify any such provisions or the exculpation, indemnification or advancement of expenses provisions of the Surviving Company’s organizational documents in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were current or former directors, officers or employees of the Company or any of its Subsidiaries; provided, however, that all rights to exculpation, indemnification and advancement of expenses in respect of any

Action pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim.

(b) Parent and the Surviving Company shall, to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the foregoing) each current and former director, officer or employee of the Company or any of its Subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Company or any of its Subsidiaries (each, together with such person’s heirs, executors or administrators, an “Indemnified Party”), in each case against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by applicable Law; provided, however, that the Indemnified Party to whom expenses are advanced provides an undertaking consistent with the Company Organizational Documents to repay such amounts if it is ultimately determined that such person is not entitled to indemnification), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (an “Action”), arising out of, relating to or in connection with any action or omission by them in their capacities as such occurring or alleged to have occurred whether before or after the Effective Time (including acts or omissions in connection with such Indemnified Party serving as an officer, director, employee or other fiduciary of any entity if such service was at the request or for the benefit of the Company). In the event of any such Action, the Surviving Company shall cooperate with the Indemnified Party in the defense of any such Action.

(c) For a period of six years from the Effective Time, Parent shall cause to be maintained in effect the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the date hereof by the Company and its Subsidiaries with respect to matters existing or arising on or before the Effective Time; provided, however, that Parent shall not be required to pay annual premiums in excess of 250% of the last annual premium paid by the Company prior to the date hereof in respect of the coverages (the “Maximum Amount”) required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount. If (i) the Company elects, with the prior written consent of Parent, or (ii) Parent elects, then the Company or Parent, as applicable, may, prior to the Effective Time, purchase a “tail policy” with respect to acts or omissions occurring or alleged to have occurred prior to the Effective Time that were committed or alleged to have been committed by such Indemnified Parties in their capacity as such; provided that in no event shall the cost of such policy, if purchased by the Company, exceed six (6) times the Maximum Amount and, if such a “tail policy” is purchased, Parent shall have no further obligations under this Section 5.10(c).

(d) Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 5.10.

(e) The rights of each Indemnified Party under this Section 5.10 shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the certificate of incorporation or bylaws or other organizational documents of the Company or any of its Subsidiaries or the Surviving Company, any other indemnification arrangement, the DGCL or otherwise.

(f) The obligations of Parent and the Surviving Company under this Section 5.10 shall not be terminated, amended or modified in any manner so as to adversely affect any Indemnified Party (including their successors, heirs and legal representatives) to whom this Section 5.10 applies without the consent of such Indemnified Party. It is expressly agreed that, notwithstanding any other provision of this Agreement that may be to the contrary, (i) the Indemnified Parties to whom this Section 5.10 applies shall be third-party beneficiaries of this Section 5.10, and (ii) this Section 5.10 shall survive consummation of the Merger and shall be enforceable by such Indemnified Parties and their respective successors, heirs and legal representatives against Parent and the Surviving Company and their respective successors and assigns.

Section 5.11 Control of Operations. Without in any way limiting any party’s rights or obligations under this Agreement, the parties understand and agree that (a) nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, the right to control or direct the other party’s operations prior to the Effective Time and (b) prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 5.12 Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of shares of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.13 Financing and Financing Cooperation.

(a) Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, advisable or proper to arrange and obtain the Financing on the terms and conditions described in the Commitment Letters by the Closing, including using reasonable best efforts to (i) maintain in effect each Commitment Letter (provided that each such Commitment Letter may be amended, supplemented, modified and replaced as set forth below), (ii) satisfy on a timely basis all conditions applicable to Parent or Merger Sub to the funding of the Financing set forth in each Commitment Letter and within Parent’s or Merger Sub’s control (other than any condition where the failure to be so satisfied is a direct result of the Company’s failure to comply with clauses (d) and (e) of this Section 5.13) and otherwise comply with its obligations thereunder and (iii) negotiate and enter into definitive agreements with respect thereto on the terms and conditions contemplated by each Commitment Letter (including any “flex” provisions), or terms and conditions not materially less favorable

(taken as a whole) to Parent than the terms and conditions contemplated by the Commitment Letters (including any “flex” provisions) which terms and conditions would not reasonably be expected to prevent, materially delay or materially impede the consummation of the Financing or the Merger.

(b) Prior to the Closing, Parent shall not, and shall not permit Merger Sub to, agree to or permit any termination, amendment, replacement, supplement or other modification of, or waive any of its material rights under, any Commitment Letter without the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed); provided that Parent and Merger Sub may, without the Company’s prior written consent (x) enter into any amendment, replacement, supplement or other modification to or waiver of any provision of any Commitment Letter that does not contain any provisions that would reasonably be expected to prevent, materially delay or materially impede the consummation of the Financing or the Merger; and (y) amend, replace, supplement or otherwise modify any Commitment Letter to (subject to the terms and conditions thereof) add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed such Commitment Letter as of the date of this Agreement. Upon any such amendment, replacement, supplement or modification, the term “Commitment Letters” shall include any such Commitment Letter as so amended, replaced, supplemented or modified. For the avoidance of doubt, each of Parent and Merger Sub may, if it so determines in its discretion, arrange for alternative financing for the Merger from a third party or parties reasonably satisfactory to Parent (and thereafter the “Commitment Letters” (as modified to singular form if the context requires) and the “Financing” as defined herein shall refer to such financing commitment in respect of such alternative financing) on terms and conditions not materially less favorable to Parent (taken as a whole, as reasonably determined by Parent), if such alternative financing does not contain any provisions that would reasonably be expected to prevent, materially delay or materially impede the consummation of the Financing or the Merger. If any such alternate financing is obtained Parent shall provide the Company with a copy of any new financing commitment (redacted for provisions related to fees, pricing, “flex” terms and any other economic terms) that provides for such alternative financing.

(c) In the event any portion of the Financing becomes unavailable on the terms and conditions described in or contemplated by the Commitment Letters (including the flex provisions) for any reason, and such portion is required to fund the Cash Component, Parent shall use its reasonable best efforts to arrange and obtain alternative financing from the same or alternative sources reasonably satisfactory to Parent (the “Alternative Financing”) in an amount sufficient and on terms and conditions not materially less favorable (taken as a whole) than those described in the Commitment Letters (including the “flex” provisions) (which terms and conditions would not reasonably be expected to prevent, materially delay or materially impede the consummation of the Financing or the Merger) to enable Parent to fund the payment of the Cash Component of the aggregate Merger Consideration. If an Alternative Financing is required in accordance with this Section 5.13(c), Parent shall provide the Company with a copy of any new financing commitment (redacted for provisions related to fees, pricing, “flex” terms and any other economic terms) that provides for such Alternative Financing, and thereafter the “Commitment Letters” (as modified to singular form if the context requires) as defined herein shall refer to such financing commitment in respect of the Alternative Financing.

(d) Prior to the Effective Time, the Company shall, and shall cause its Subsidiaries and their respective Representatives to, at Parent’s sole cost and expense, provide all cooperation that is necessary, proper or advisable in connection with the Financing or any Alternative Financing by Parent or any of its affiliates in connection with the Merger as may be reasonably requested by Parent or its Representatives. Without limiting the generality of the foregoing, the Company shall, and shall cause its Subsidiaries and their respective Representatives to (i) furnish, as promptly as practicable, the report of the Company’s auditor (and any predecessor independent accountant or independent accountants of BP Exploration & Production Inc. and BP America Production Company) on the most recently available audited consolidated financial statements of the Company and its Subsidiaries and use its reasonable best efforts to obtain the consent of such auditor to the use of such report in accordance with normal custom and practice and use reasonable best efforts to cause such auditor to provide customary comfort letters (providing “negative assurance” comfort) and drafts thereof to the underwriters, initial purchasers or placement agents, as applicable, in connection with such Financing or Alternative Financing; (ii) furnish, as promptly as practicable, (A) any financial statements, schedules or other financial data or information relating to the Company and its Subsidiaries reasonably requested by Parent or its Representatives as may be necessary, proper or advisable to consummate the Financing or any Alternative Financing, including financial statements, financial data, pro forma financial statements, projections, audit reports and other information of the type required by Regulation S-X and Regulation S-K promulgated under the Securities Act for a registered public offering to consummate the offering(s) of debt securities contemplated by the Commitment Letters or as otherwise reasonably necessary in connection with the Financing or Alternative Financing and the Merger or to assist in receiving customary “comfort” (including “negative assurance” comfort) from independent accountants in connection with the offering(s) of debt securities contemplated by the Commitment Letters (provided that it is understood that assumptions underlying pro forma adjustments included in any pro forma financial statements or pro forma financial information related to the Merger or any related financing shall be the responsibility of Parent); (iii) facilitate contact between (x) senior management and advisors, including auditors, of the Company and (y) the proposed lenders, lead arrangers, bookrunners, underwriters, initial purchasers or placement agents, as applicable, and/or Parent’s or any of its affiliate’s auditors in connection with, the Financing or any Alternative Financing, at reasonable times and upon reasonable advance notice; (iv) make available, at reasonable times and upon reasonable advance notice, the necessary employees and advisors of the Company and its Subsidiaries to provide reasonable assistance with the preparation of business projections, financing documents and offer materials by Parent and its affiliates; (v) use commercially reasonable efforts to obtain the reasonable cooperation and assistance of counsel to the Company and its Subsidiaries in providing customary legal opinions (it being understood that the opinions related to the Financing or any Alternative Financing customarily provided by buyer’s counsel will be rendered by counsel to Parent); (vi) provide customary information, documents, authorization letters and certificates, enter into agreements (including supplemental indentures) and take other actions that are or may be customary in connection with the Financing or necessary, proper, advisable or desirable to permit Parent or any of its affiliates to fulfill conditions or obligations under the Commitment Letters and any other financing document (including all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations); (vii) provide assistance in the preparation of one or more confidential information memoranda, prospectuses, offering memoranda, private placement memoranda and other marketing and syndication materials (including with respect to the presence or absence of material non-public information and the accuracy of the information contained therein) reasonably requested by Parent or any of its affiliates; (viii) use commercially reasonable efforts to assist Parent in ensuring that the syndication efforts benefit materially from the existing banking relationships of the Company and its Subsidiaries; (ix) permit the reasonable use by Parent and its affiliates of the Company’s and its Subsidiaries’ logos for syndication and underwriting, as applicable, of the Financing or Alternative Financing, provided that such logos are used solely in a manner that is not intended to nor reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries and its or their marks; (x) reasonably participate as necessary in a reasonable number of meetings, presentations, customary one-on-one sessions and road shows with parties acting as lead arrangers, bookrunners, underwriters, initial purchasers or other agents for, and prospective lenders and investors of, the Financing or any Alternative Financing and in drafting sessions and due diligence sessions, as applicable (including the reasonable participation in such meetings by the Company’s senior management with appropriate seniority and expertise); (xi) use commercially reasonable efforts to assist in procuring any necessary rating agency ratings or approvals and participating in a reasonable number of sessions with rating agencies; (xii) taking all actions reasonably necessary to (A) permit prospective financing providers to evaluate the Company’s and its Subsidiaries’ current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements and (B) establish bank and other accounts and blocked account agreements and lockbox arrangements in connection with the foregoing; and (xiii) executing and delivering any pledge and security documents (including mortgages), other definitive financing documents, or other certificates or documents as may be reasonably requested by Parent (including a certificate of the chief financial officer of the Company or one or more of its Subsidiaries with respect to solvency matters) and otherwise facilitating the pledging of, and granting, recording and perfection of security interests in share certificates, securities and other collateral, and obtaining surveys and title insurance as reasonably requested by Parent; provided that (x) none of the Company or any of its Subsidiaries shall be required to pay any commitment or other fee or incur any other liability or obligation in connection with the Financing or any Alternative Financing or to take any action that would be prohibited by any applicable Law or cause a default of, or breach under, or otherwise violate any Company Material Contract, in each case except for any payment, incurrence or action that is conditioned upon, and shall not take effect until, the Effective Time, and (y) no obligations of the Company or any of its Subsidiaries under any certificate, opinion, contract, indenture or other document or instrument delivered pursuant to this Section 5.13 shall be effective until the Effective Time, and none of the Company or any of its Subsidiaries shall be required to take any action pursuant to this Section 5.13 under any certificate, opinion, contract, indenture or other document or instrument that is not contingent upon the Closing or that would be effective prior to the Effective Time. The Company will provide to Parent and the Financing Sources such information as may be necessary so that the marketing materials as they relate to the Company and its affiliates are complete and correct in all material respects.

(e) The Company shall use reasonable best efforts to (i) obtain customary payoff letters from third-party lenders and trustees with respect to the indebtedness of the Company and its Subsidiaries specified in Section 5.13(e) of the Company Disclosure Letter no later than ten business days prior to the Effective Time and (ii) deliver or cause to be delivered such payoff letters to Parent promptly thereafter, and in any event no later than seven business days prior to the Effective Time. At the Effective Time, subject to Parent making available necessary funds to do so, the Company shall use all reasonable best efforts to, and to cause its Subsidiaries to, permanently (x) terminate the indebtedness specified in Section 5.13(e) of the Company Disclosure Letter and all related contracts to which the Company or any of its Subsidiaries is a party and (y) make satisfactory arrangements for the release of Encumbrances on assets relating to such terminated indebtedness.

(f) Notwithstanding anything in this Section 5.13 to the contrary, in fulfilling its obligations pursuant to this Section 5.13, (i) none of the Company, its Subsidiaries or its Representatives shall be required to pay any commitment or other fee, provide any security or incur any other liability in connection with any financing prior to the Effective Time, (ii) any requested cooperation shall not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries, and (iii) Parent shall promptly upon request by the Company reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company or any of its Subsidiaries in connection with such cooperation. Parent shall indemnify and hold harmless the Company and its Subsidiaries and each of the Indemnified Persons from and against any and all losses or damages actually suffered or incurred by them directly in connection with the arrangement of any such financing (other than to the extent related to information provided by the Company, its Subsidiaries or their respective Representatives for use in the financing offering documents), except in the event such loss or damage arises out of or results from the gross negligence, willful misconduct, bad faith or intentional breach of its obligations hereunder by the Company or its Subsidiaries.

(g) Parent and Merger Sub acknowledge and agree that the obtaining of the Financing, or any Alternative Financing, is not a condition to Closing and reaffirm their obligation to consummate the transactions contemplated by this Agreement, on the terms and subject to the conditions set forth herein, irrespective and independently of the availability of the Financing or any Alternative Financing, subject to the fulfillment or waiver of the conditions set forth in Article VI. In addition, the completion of the issuance of senior notes (the “Senior Notes”) contemplated by the Commitment Letters is not a condition to Closing.

Section 5.14 Transaction Litigation. The Company shall give Parent the opportunity to participate in the Company’s defense or settlement of any stockholder litigation against the Company and/or its directors or executive officers relating to the transactions contemplated by this Agreement, including the Merger. The Company agrees that it shall not settle or offer to settle any litigation commenced prior to or after the date of this Agreement against the Company or its directors, executive officers or similar persons by any stockholder of the Company relating to this Agreement, the Merger, or any other transaction contemplated hereby without the prior written consent of Parent.

Section 5.15 Reorganization. Notwithstanding anything herein to the contrary, none of the Company, Parent or Merger Sub shall take, or omit to take, any action that would, or could reasonably be expected to, prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. Prior to the Effective Time, Parent and the Company shall use their commercially reasonable efforts, and shall cause their respective Subsidiaries to use their commercially reasonable efforts, to take or cause to be taken any action necessary for the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. This Agreement is intended to constitute, and the parties hereto hereby adopt this Agreement as, a “plan of reorganization” within the meaning Treasury Regulation Section 1.368-2(g) and 1.368-3(a). Each of Parent and the Company shall report the Merger as a “reorganization” within the meaning of Section 368 of the Code, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code. Immediately prior to the Effective Time, Merger Sub shall be a disregarded entity with respect to Parent for U.S. federal income Tax purposes.

Section 5.16 NYSE Listing. Parent shall cause the shares of Parent Common Stock to be issued in the Merger and such other shares of Parent Common Stock to be reserved for issuance in connection with the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

Section 5.17 Maine Merger Agreement. Parent shall not agree to change the Merger Consideration in the Maine Merger Agreement or amend Section 5.12 of the Maine Merger Agreement or otherwise materially amend any material provision of the Maine Merger Agreement, or terminate the Maine Merger Agreement, at any time prior to the Effective Time without the prior consent of the Company.

Section 5.18 Board of Directors. Parent shall take all necessary corporate action to appoint to Parent’s Board of Directors, as of the Effective Time, James C. Flores and two members of the Company’s Board of Directors as of the date of this Agreement that are mutually agreed upon by Parent and the Company.

ARTICLE VI.

CONDITIONS TO THE MERGER

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment (or waiver by all parties, to the extent permissible under applicable Law) at or prior to the Effective Time of the following conditions:

(a) The Company Stockholder Approval shall have been obtained.

(b) No injunction by any court or other tribunal of competent jurisdiction shall have been entered and shall continue to be in effect and no Law shall have been adopted or be effective, in each case that prohibits the consummation of the Merger or any related transaction.

(c) The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(d) The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

(e) All waiting periods applicable to the Merger under the HSR Act, including any secondary acquisition notifications pursuant to 16 C.F.R. § 801.4, shall have expired or been terminated.

(f) Merger Sub shall have obtained the necessary qualifications required by the Bureau of Ocean Energy Management and the Bureau of Safety and Environmental Enforcement to hold or operate Oil and Gas Interests in the Gulf of Mexico.

Section 6.2 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the fulfillment (or waiver by the Company) at or prior to the Effective Time of the following conditions:

(a) The representations and warranties of Parent and Merger Sub set forth in (i) this Agreement (other than in Sections 4.1(b), 4.1(c) and 4.7(b)) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except where such failures to be so true and correct (without regard to “materiality,” Parent Material Adverse Effect and similar qualifiers contained in such representations and warranties) would not, individually or in the aggregate, have a Company Material Adverse Effect, (ii) Sections 4.1(b) and 4.1(c) shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except for any de minimis inaccuracies, and (iii) Section 4.7(b) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date; provided, however, that representations and warranties that are made as of a particular date or period need be true and correct (in the manner set forth in clauses (i), (ii) and (iii), as applicable) only as of such date or period.

(b) Parent shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time.

(c) Parent shall have delivered to the Company a certificate, dated the Closing Date and signed by the Chief Executive Officer or another senior officer of its general partner, certifying to the effect that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied.

(d) The Company shall have received a written opinion from Latham & Watkins LLP, counsel to the Company, or another firm of national reputation, dated as of the Closing Date, and based on the facts, representations, assumptions and exclusions set forth or described in such opinion, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Such counsel shall be entitled to rely upon representation letters from each of Parent and the Company, in each case, in form and substance reasonably satisfactory to such counsel. Each such representation letter shall be dated as of the date of such opinion. The condition set forth in this Section 6.2(d) shall not be waivable after receipt of the Company Stockholder Approval if such waiver would require further stockholder approval to be obtained, unless further stockholder approval is obtained with appropriate disclosure.

Section 6.3 Conditions to Obligation of Parent to Effect the Merger. The obligation of Parent to effect the Merger is further subject to the fulfillment (or the waiver by Parent) at or prior to the Effective Time of the following conditions:

(a) The representations and warranties of the Company set forth in (i) this Agreement (other than in Sections 3.2(a), 3.2(b) and 3.10(b)) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except where such failures to be so true and correct (without regard to “materiality,” Company Material Adverse Effect and similar qualifiers contained in such representations and warranties) would not, individually or in the aggregate, have a Company Material Adverse Effect, (ii) Sections 3.2(a) and 3.2(b) shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except for any de minimis inaccuracies, and (iii) Section 3.10(b) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date; provided, however, that representations and warranties that are made as of a particular date or period need be true and correct (in the manner set forth in clauses (i), (ii) and (iii), as applicable) only as of such date or period.

(b) The Company shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time.

(c) The Company shall have delivered to Parent a certificate, dated the Closing Date and signed by its Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied.

(d) Parent shall have received a written opinion from Wachtell, Lipton, Rosen & Katz, counsel to Parent, or another firm of national reputation, dated as of the Closing Date, and based on the facts, representations, assumptions and exclusions set forth or described in such opinion, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Such counsel shall be entitled to rely upon representation letters from each of Parent and the Company, in each case, in form and substance reasonably satisfactory to such counsel. Each such representation letter shall be dated as of the date of such opinion. The condition set forth in this Section 6.3(d) shall not be waivable after receipt of the Company Stockholder Approval if such waiver would require further stockholder approval to be obtained, unless further stockholder approval is obtained with appropriate disclosure.

Section 6.4 Frustration of Closing Conditions. Neither the Company nor Parent may rely, either as a basis for not consummating the Merger or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was caused by such party’s willful and intentional material breach of any material provision of this Agreement.

ARTICLE VII.

TERMINATION

Section 7.1 Termination or Abandonment. Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after the Company Stockholder Approval has been obtained (except as otherwise provided below):

(a) by the mutual written consent of the Company and Parent;

(b) by either the Company or Parent, if the Merger shall not have been consummated on or prior to June 5, 2013 (the “End Date”); provided, however, that if all of the conditions to Closing, other than the conditions set forth in Section 6.1(b), Section 6.1(c) or Section 6.1(e), shall have been satisfied or shall be capable of being satisfied at such time, the End Date may be extended by either Parent or the Company from time to time by written notice to the other party up to a date not beyond September 5, 2013, the latest of any of which dates shall thereafter be deemed to be the End Date; and provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to a party if (i) the failure of the Closing to occur by such date shall be due to the material breach by such party of any representation, warranty, covenant or other agreement of such party set forth in this Agreement and (ii) the other party has filed (and is then pursuing) an action seeking specific performance as permitted by Section 8.5;

(c) by either the Company or Parent, if an injunction shall have been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such injunction shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to a party if such injunction was due to the failure of such party to perform any of its obligations under this Agreement;

(d) by either the Company or Parent, if the Company Stockholders’ Meeting (including any adjournments or postponements thereof) shall have concluded and the Company Stockholder Approval shall not have been obtained;

(e) by the Company, if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (ii) by its nature, cannot be cured prior to the End Date or, if such breach or failure is capable of being cured by the End Date, Parent does not diligently attempt or ceases to diligently attempt to cure such breach or failure after receiving written notice from the Company describing such breach or failure in reasonable detail (provided that the Company is not then in material breach of any representation, warranty, covenant or other agreement contained herein);

(f) by Parent, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (ii) by its nature, cannot be cured prior to the End Date or, if such breach or failure is capable of being cured by the End Date, the Company does not diligently attempt or ceases to diligently attempt to cure such breach or failure after receiving written notice from Parent describing such breach or failure in reasonable detail (provided that Parent is not then in material breach of any representation, warranty, covenant or other agreement contained herein); and

(g) by Parent, prior to receipt of the Company Stockholder Approval (i) in the event of a Company Adverse Recommendation Change or (ii) upon any material breach by the Company of its obligations under Section 5.4.

Section 7.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 7.1, this Agreement shall terminate (except for the provisions of Section 7.3 and Article VIII), and there shall be no other liability on the part of the Company or Parent to the other except as provided in Section 7.3 and liability arising out of or the result of, fraud or any willful or intentional breach of any covenant or agreement or willful or intentional breach of any representation or warranty in this Agreement occurring prior to termination or as provided for in the Confidentiality Agreement, in which case the aggrieved party shall be entitled to all rights and remedies available at law or in equity.

Section 7.3 Breakup Fee; Expenses.

(a) If this Agreement is terminated by either Parent or the Company pursuant to Section 7.1(d) or by Parent pursuant to Section 7.1(g)(i) as a result of a Company Adverse Recommendation Change due to an Intervening Event, the Company shall pay Parent up to $69,000,000 in respect of Parent’s expenses in connection with this Agreement (the “Expense Reimbursement”), by wire transfer (to an account designated by Parent) in immediately available funds within two business days after such termination. If this Agreement is terminated (i) by Parent pursuant to Section 7.1(g)(i) as a result of a Company Adverse Recommendation Change due to a Company Superior Proposal or pursuant to Section 7.1(g)(ii), (ii) by the Company pursuant to Section 7.1(b) and, at the time of such termination, (A) the Company Stockholder Approval shall not have been obtained and (B) Parent would have been permitted to terminate this Agreement pursuant to Section 7.1(g)(i) as a result of a Company Adverse Recommendation Change due to a Company Superior Proposal or pursuant to Section 7.1(g)(ii), or (iii) by Parent or the Company pursuant to Section 7.1(b) or Section 7.1(d) or by Parent pursuant to Section 7.1(f), and in the case of any termination pursuant to this clause (iii), (A) a Company Takeover Proposal shall have been publicly announced or shall have become publicly known, and not withdrawn at least fifteen (15) business days prior to the Company Stockholders’ Meeting and (B) at any time on or prior to the twelve month anniversary of such termination the Company or any of its Subsidiaries enters into a definitive agreement with respect to any Company Takeover Proposal or the transactions contemplated by any Company Takeover Proposal are consummated, the Company shall pay Parent the Termination Fee (less any amounts previously or concurrently paid to Parent in respect of the Expense Reimbursement), by wire transfer (to an account designated by Parent) in immediately available funds (1) in the case of clause (i), within two business days of such termination, in the case of clause (ii) prior to or concurrently with such termination, and in the case of clause (iii) the Expense Reimbursement within two business days of such termination and the Termination Fee (less any amounts previously or concurrently paid to Parent in respect of the Expense Reimbursement) upon the earlier of entering into such definitive agreement with respect to a Company Takeover Proposal or the consummation of the transactions contemplated by a Company Takeover Proposal. “Termination Fee” shall mean a cash amount equal to $207,000,000. Notwithstanding anything to the contrary in this Agreement, if the Termination Fee shall become due and payable in accordance with this Section 7.3(a), from and after such termination and payment of the Termination Fee pursuant to and in accordance with this Section 7.3(a), the Company shall have no further liability of any kind for any reason in connection with this Agreement or the termination contemplated hereby other than as provided under this Section 7.3(a), except in the case of fraud or a willful and material breach by the Company of this Agreement. Each of the parties hereto acknowledges that the Termination Fee and Expense Reimbursement are not intended to be a penalty, but rather are liquidated damages in a reasonable amount that will compensate Parent in the circumstances in which such Termination Fee and/or Expense Reimbursement are due and payable and which do not involve fraud or willful and material breach, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. In no event shall Parent be entitled to more than one payment of the Termination Fee in connection with a termination of this Agreement pursuant to which the Termination Fee is payable, and if the Termination Fee is payable at such time as Parent has already received payment or concurrently receives payment from the Company in respect of Expense Reimbursement, the amount of Expense Reimbursement actually received by Parent shall be deducted from the Termination Fee.

(b) Each of the Company, Parent and Merger Sub acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated hereby, and that, without these agreements, the Company, Parent and Merger Sub would not enter into this Agreement. Accordingly, if the Company fails to pay in a timely manner any amount due pursuant to Section 7.3(a), then (i) the Company shall reimburse Parent for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in the collection of such overdue amount, including in connection with any related Actions commenced and (ii) the Company shall pay to Parent interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made plus 2%.

(c) Solely for purposes of this Section 7.3, “Company Takeover Proposal” shall have the meaning ascribed thereto in Section 8.15(b)(xv), except that all references to 15% shall be changed to 50%.

ARTICLE VIII.

MISCELLANEOUS

Section 8.1 No Survival. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger, except for the covenants and agreements of Parent in Section 5.10(d) and covenants and agreements which contemplate performance after the Effective Time or otherwise expressly by their terms survive the Effective Time.

Section 8.2 Expenses. Except as set forth in Section 7.3, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such expenses; provided, however, that Parent shall pay all filing fees required under the HSR Act. Except as otherwise provided in this Agreement, all transfer, documentary, sales, use, stamp, registration and other substantially similar Taxes and fees (including any penalties and interest) incurred in connection with this Agreement (collectively, “Transfer Taxes”) shall be paid by Parent when due, and Parent shall, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes.

Section 8.3 Counterparts; Effectiveness. This Agreement may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, electronic delivery or otherwise) to the other parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 8.4 Governing Law. This Agreement, and all claims or causes of action (whether at Law, in contract or in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

Section 8.5 Jurisdiction; Specific Enforcement.

(a) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed, or were threatened to be not performed, in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedy that may be available to it, including monetary damages, each of the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Court of Chancery of the State of Delaware (“Delaware Court of Chancery”)

and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court sitting within the State of Delaware), and all such rights and remedies at law or in equity shall be cumulative, except as may be limited by Section 7.3. The parties further agree that no party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.5 and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court sitting within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. To the fullest extent permitted by applicable Law, each of the parties hereto hereby consents to the service of process in accordance with Section 8.7; provided, however, that nothing herein shall affect the right of any party to serve legal process in any other manner permitted by Law.

(b) NOTWITHSTANDING THE FOREGOING, WITH RESPECT TO ANY CLAIM, SUIT, ACTION OR PROCEEDING OF ANY KIND OR DESCRIPTION, WHETHER IN LAW OR IN EQUITY, WHETHER IN CONTRACT OR IN TORT OR OTHERWISE, INVOLVING ANY FINANCING SOURCES UNDER THE FINANCING OR ANY AFFILIATE THEREOF ARISING, DIRECTLY OR INDIRECTLY, OUT OF OR RELATING TO THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, THE FINANCING, ANY ALTERNATIVE FINANCING, THE COMMITMENT LETTERS, THE COMMITMENT LETTERS IN RESPECT OF ANY ALTERNATIVE FINANCING OR THE PERFORMANCE OF SERVICES THEREUNDER, THE PARTIES HERETO AGREE THAT (I) SUCH CLAIMS, SUITS, ACTIONS OR PROCEEDINGS SHALL BE SUBJECT TO THE EXCLUSIVE JURISDICTION OF THE STATE OR FEDERAL COURTS LOCATED IN THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK OR ANY NEW YORK STATE COURT SITTING IN THE CITY AND COUNTY OF NEW YORK, AND (II) THEY SHALL NOT BRING OR PERMIT ANY OF THEIR AFFILIATES

TO BRING OR SUPPORT ANYONE ELSE IN BRINGING ANY SUCH CLAIM, SUIT, ACTION OR PROCEEDING IN ANY OTHER COURT.

Section 8.6 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING, DIRECTLY OR INDIRECTLY, OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING ANY DISPUTE ARISING, DIRECTLY OR INDIRECTLY, OUT OF OR RELATING TO THE FINANCING OR ANY ALTERNATIVE FINANCING, THE COMMITMENT LETTERS, ANY COMMITMENT LETTERS IN RESPECT OF ANY ALTERNATIVE FINANCING OR THE PERFORMANCE THEREOF) OR THE ACTIONS OF PARENT, MERGER SUB, THE FINANCING SOURCES OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT THEREOF.

Section 8.7 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) upon personal delivery to the party to be notified; (b) when received when sent by email or facsimile by the party to be notified, provided, however, that notice given by email or facsimile shall not be effective unless either (i) a duplicate copy of such email or fax notice is promptly given by one of the other methods described in this Section 8.7 or (ii) the receiving party delivers a written confirmation of receipt for such notice either by email or fax or any other method described in this Section 8.7; or (c) when delivered by a courier (with confirmation of delivery); in each case to the party to be notified at the following address:

To Parent or Merger Sub:

Freeport-McMoRan Copper & Gold Inc.

333 North Central Avenue

Phoenix, Arizona 85004

Facsimile:    (602) 366-7691

Attention:     General Counsel

with copies to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Facsimile: (212) 403-2000

Attention: David E. Shapiro, Esq.

Email: deshapiro@wlrk.com

To the Company:

Plains Exploration & Production Company

700 Milam, Suite 3100

Houston, Texas 77002

Facsimile: (713) 579-6231

Attention: General Counsel

with copies to:

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

Facsimile: (713) 546-5401

Attention:	Michael E. Dillard
Sean T. Wheeler
Email: michael.dillard@lw.com
sean.wheeler@lw.com

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated or personally delivered. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or five (5) business days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 8.8 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any of the parties hereto without the prior written consent of the other parties; provided, however, that each of Merger Sub and Parent may assign any of their rights hereunder to a wholly owned direct or indirect Subsidiary of Parent without the prior written consent of the Company, but no such assignment shall relieve Parent or Merger Sub of any of its obligations hereunder. Subject to the first sentence of this Section 8.8, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Any purported assignment not permitted under this Section shall be null and void.

Section 8.9 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 8.10 Entire Agreement. This Agreement together with the exhibits hereto, schedules hereto and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof, and, subject to Section 5.10, this Agreement is not intended to grant standing to any person other than the parties hereto.

Section 8.11 Amendments; Waivers. At any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Merger Sub; provided, however, that after receipt of Company Stockholder Approval, if any such amendment or waiver shall by applicable

Law or in accordance with the rules and regulations of the NYSE require further approval of the stockholders of the Company, the effectiveness of such amendment or waiver shall be subject to the approval of the stockholders of the Company. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Notwithstanding anything herein to the contrary, Sections 8.5, 8.6 and 8.13 and this sentence may not be modified, waived or terminated in a manner that is adverse to the Financing Sources without the prior written consent of each Financing Source.

Section 8.12 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.13 No Third-Party Beneficiaries. Each of Parent, Merger Sub and the Company agrees that (a) their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and (b) except for the provisions of Section 5.10, this Agreement is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. Notwithstanding the foregoing, each Financing Source shall be an express third party beneficiary of and shall be entitled to rely upon Sections 8.5 and 8.6 hereof, the last sentence of Section 8.11 and this Section 8.13, and each Financing Party may enforce such provisions. In addition, the Company agrees, on behalf of itself and its affiliates, stockholders and Representatives (collectively, the “Company Related Parties”), that the Financing Sources under the Commitment Letters and their affiliates, stockholders and Representatives and each of their successors and assigns (collectively, the “Financing Parties”) shall be subject to no liability or claims (whether legal or equitable, arising under contract, tort or otherwise) by the Company Related Parties arising out of or relating to this Agreement, the Financing or the transactions contemplated hereby or in connection with the Financing, or the performance of services by such Financing Parties with respect to the foregoing.

Section 8.14 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder, and any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 8.15 Definitions.

(a) General Definitions. References in this Agreement to “Subsidiaries” of any party means any corporation, partnership, limited liability company, association, trust or other form of legal entity of which (i) fifty percent (50%) or more of the voting power of the outstanding voting securities are on the date hereof directly or indirectly owned by such party or (ii) such party or any Subsidiary of such party is a general partner on the date hereof. References in this Agreement (except as specifically otherwise defined) to “affiliates” means, as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. References in this Agreement (except as specifically otherwise defined) to “person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such person. As used in this Agreement, “knowledge” means (i) with respect to Parent and its Subsidiaries, the actual knowledge of the individuals listed in Section 8.15(a) of the Parent Disclosure Schedule and (ii) with respect to the Company and its Subsidiaries, the actual knowledge of the individuals listed on Section 8.15(a) of the Company Disclosure Schedule. As used in this Agreement, “business day” means any day other than a Saturday, Sunday or other day on which the banks in New York are authorized by law or executive order to remain closed.

(b) Certain Specified Definitions. As used in this Agreement:

(i) “BP Assets” means the assets to be acquired by the Company and its Subsidiaries pursuant to the BP Purchase Agreement.

(ii) “BP Purchase Agreement” means the Purchase and Sale Agreement by and among BP Exploration & Production Inc., BP America Production Company and the Company, dated as of September 4, 2012.

(iii) “Company Electing Award” means each award of Company Restricted Shares and each award of Company Electing RSUs.

(iv) “Company Material Adverse Effect” means an event, state of facts, circumstance, change, effect, development, occurrence or combination of the foregoing that has had, or would be reasonably likely to have, a material adverse effect on (A) the ability of the Company to consummate the Merger and the other transactions contemplated by this Agreement or (B) the business, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole, other than any event, change, effect, development or occurrence resulting from or arising out of: (1) changes in general economic, financial or other capital market conditions (including prevailing interest rates), (2) any changes or developments generally in the industries in which the Company or any of its Subsidiaries conducts its business, (3) the announcement or the existence of, compliance with or performance under, this Agreement or the transactions contemplated hereby (including, subject to the following proviso, the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners, and including any lawsuit, action or other proceeding with respect to the Merger or any of the other transactions contemplated by this Agreement) (provided, however, that the exceptions in this clause (3) shall not apply to any representation or warranty contained in Sections 3.3 or 3.20 (or any portion thereof) to the extent that the purpose of such representation or warranty (or portion thereof) is to address the consequences resulting from the execution and delivery of this Agreement or the performance of obligations or satisfaction of conditions under this Agreement), (4) any taking of any action at the request of Parent or Merger Sub, (5) any changes or developments in prices for oil, natural gas or other commodities or for the Company’s raw material inputs and end products, (6) any adoption, implementation, promulgation, repeal or modification following the date of this Agreement of any rule, regulation, ordinance, order, protocol or any other Law of or by any national, regional, state or local Governmental Entity, or market administrator, (7) any changes in GAAP or accounting standards following the date of this Agreement, (8) earthquakes, any weather-related event, natural disasters or outbreak or escalation of hostilities or acts of war or terrorism, (9) any failure by the Company to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics for any period (provided that the exception in this clause (9) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such failure has resulted in, or contributed to, a Company Material Adverse Effect so long as it is not otherwise excluded by this definition), or (10) any changes in the share price or trading volume of the shares of Company Common Stock (provided that the exception in this clause (10) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such change has resulted in, or contributed to, a Company Material Adverse Effect so long as it is not otherwise excluded by this definition); except, in each case with respect to clauses (1), (2), (6), (7) and (8) to the extent disproportionately affecting the Company and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Company and its Subsidiaries operate; provided, for the avoidance of doubt, notwithstanding anything to the contrary above, any blowout, spill, explosion, or similar occurrence with respect to any well, pipeline or equipment operated by the Company may be taken into account in determining whether there has been a Company Material Adverse Effect.

(v) “Company Option” means each stock option covering shares of Company Common Stock issued pursuant to any Company Stock Plan.

(vi) “Company Permitted Lien” means (A) any Lien for Taxes not yet due or delinquent or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the applicable financial statements in accordance with GAAP, (B) vendors’, mechanics’, materialmens’, carriers’, workers’, landlords’, repairmen’s, warehousemen’s, construction and other similar Liens arising or incurred in the ordinary and usual course of business and consistent with past practice or with respect to liabilities that are not yet due and payable or, if due, are not delinquent or are being contested in good faith by appropriate proceedings and for which adequate reserves (based on good faith estimates of management) have been set aside for the payment thereof, (C) Liens imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions, (D) pledges or deposits in connection with workers’ compensation, unemployment insurance, and other social security legislation, (E) Liens relating to intercompany borrowings among the Company and its wholly owned subsidiaries, (F) other non-monetary Liens that do not, individually or in the aggregate, materially interfere with the present use, or materially detract from the value of, the property encumbered thereby, or (G) Liens arising under (1) the Amended and Restated Credit Agreement, dated as of November 30, 2012, among the Company, as borrower, each of the lenders that is a signatory thereto, and JPMorgan Chase Bank, N.A., as administrative agent, and (2) the Senior Revolving Credit Agreement, dated as of November 18, 2011, among Offshore, JPMorgan Chase Bank, N.A., as administrative agent, Barclays Bank PLC and Bank of Montreal, as co-documentation agents, Toronto Dominion (New York) LLC and Well Fargo Bank, National Association, as co-syndication agents, and the lenders party thereto.

(vii) “Company Restricted Share” means each share of Company Common Stock granted pursuant to any Company Stock Plan, including, for the avoidance of doubt, any such shares that will be granted or credited to any person pursuant to an employment contract or other written agreement with the Company at the Effective Time, in any case, that, as of immediately prior to the Effective Time, remains subject to any performance-vest, time-vest or other condition(s) that constitute a “substantial risk of forfeiture” within the meaning of Section 83 of the Code.

(viii) “Company RSU” means each restricted stock unit covering shares of Company Common Stock granted pursuant to any Company Stock Plan, other than any Company Interim Award, including, for the avoidance of doubt, any such restricted stock units that will be granted or credited to any person pursuant to an employment contract, the Company’s Long-Term Retention and Deferred Compensation Agreement or other written agreement with the Company at the Effective Time.

(ix) “Company SAR” means each stock appreciation right covering shares of Company Common Stock issued pursuant to any Company Stock Plan, other than any Company Interim Award.

(x) “Company Stock Plans” mean the Nuevo Energy Company 1993 Stock Incentive Plan, the Company 2002 Stock Incentive Plan, the Company 2004 Stock Incentive Plan, the Company 2006 Incentive Plan and the Company 2010 Incentive Award Plan, each as amended or restated.

(xi) “Company Superior Proposal” means a bona fide, unsolicited, written Company Takeover Proposal (A) that if consummated would result in a third party (or in the case of a direct merger between such third party and the Company, the stockholders of such third party) acquiring, directly or indirectly, more than 75% of the outstanding Company Common Stock or more than 75% of the assets of the Company and its Subsidiaries, taken as a whole, for consideration consisting of cash and/or securities, (B) that the Company Board of Directors determines in good faith, after consultation with its outside financial advisor and outside legal counsel, is reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal, including all conditions contained therein and the person making such Company Takeover Proposal and (C) that the Company Board of Directors determines in good faith after consultation with its outside financial advisor and outside legal counsel (taking into account any changes to this Agreement proposed by Parent in response to such Company Takeover Proposal, and all financial, legal, regulatory and other aspects of such Company Takeover Proposal, including all conditions contained therein and the person making such proposal, and this Agreement), is more favorable to the stockholders of the Company from a financial point of view than the Merger.

(xii) “Company Takeover Proposal” means (A) any inquiry, proposal or offer for or with respect to (or expression by any person that it is considering or may engage in) a merger, consolidation, business combination, recapitalization, binding share exchange, liquidation, dissolution, joint venture or other similar transaction involving the Company or any of its Subsidiaries whose assets, taken together, constitute 15% or more of the Company’s consolidated assets, (ii) any inquiry, proposal or offer (including tender or exchange offers) to (or expression by any person that it is considering or may seek to) acquire in any manner, directly or indirectly, in one or more transactions, more than 15% of the outstanding Company Common Stock or securities of the Company representing more than 15% of the voting power of the Company or (iii) any inquiry, proposal or offer to (or expression by any person that it is considering or may seek to) acquire in any manner (including the acquisition of stock in any Subsidiary of the Company), directly or indirectly, in one or more transactions, assets or businesses of the Company or its Subsidiaries, including pursuant to a joint venture, representing more than 15% of the consolidated assets, revenues or net income of the Company, in each case, other than the Merger.

(xiii) “Contract” means any contract, note, bond, mortgage, indenture, deed of trust, license, lease, agreement, arrangement, commitment or other instrument or obligation, whether oral or written.

(xiv) “Derivative” means a derivative transaction within the coverage of Statement of Financial Accounting Standard No. 133, including any swap transaction, option, hedge, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral, transportation or other similar arrangements related to such transaction.

(xv) “Environmental Law” means any Law relating to the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or any exposure to or release of, or the management of (including the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production or disposal of any Hazardous Materials), in each case as in effect as of the date of this Agreement.

(xvi) “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

(xvii) “Financing Sources” means the entities that have committed to provide or arrange or otherwise have entered into agreements in connection with all or any part of the Financing or any Alternative Financing in connection with the transactions contemplated hereby, including the parties to any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, together with their respective affiliates, and their and their respective affiliates’ former or current partners, members, stockholders, officers, directors, employees, agents and representatives and their respective successors and assigns.

(xviii) “GOM Acquisition” means the consummation of the transactions contemplated by the BP Purchase Agreement and the Shell Purchase Agreement.

(xix) “good and defensible title” means such title that is free from reasonable doubt to the end that a prudent person engaged in the business of purchasing and owning, developing, and operating producing or non-producing oil and gas properties or mining properties, as the case may be, in the geographical areas in which they are located, with knowledge of all of the facts and their legal bearing, would be willing to accept the same acting reasonably.

(xx) “Hazardous Materials” means all substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. § 300.5, or defined as such by, or regulated as such under, any Environmental Law, including any regulated pollutant or contaminant (including any constituent, raw material, product or by-product thereof), petroleum or natural gas hydrocarbons or any liquid or fraction thereof, asbestos or asbestos-containing material, polychlorinated biphenyls, lead paint, any hazardous, industrial or solid waste, and any toxic, radioactive, infectious or hazardous substance, material or agent.

(xxi) “Hydrocarbons” means crude oil, natural gas, condensate, drip gas and natural gas liquids (including coalbed gas) and other liquids or gaseous hydrocarbons or other substances (including minerals) produced or associated therewith.

(xxii) “Intervening Event” means a material event, fact, circumstance, development or occurrence that is unknown to the Company’s Board of Directors as of the date of this Agreement (or, if known, the magnitude or material consequences of which were not known or foreseeable by the Company’s Board of Directors as of the date of this Agreement), which event, fact, circumstance, development, occurrence, magnitude or material consequence becomes known to or by the Company’s Board of Directors prior to obtaining the Company Stockholder Approval; provided, however, if the Intervening Event relates to an event, change, effect, development or occurrence involving Parent or any of its Subsidiaries, then such event, change, effect, development or occurrence shall not constitute an Intervening Event unless such Intervening Event has a Parent Material Adverse Effect; provided, further, that under no circumstances shall any event, change, effect, development or occurrence relating to the expectation, discovery or development of Hydrocarbons which may be contained in or which may be accessible, produced, marketed or sold from any Oil and Gas Interests of the Company or any of its Subsidiaries constitute or contribute towards an Intervening Event.

(xxiii) “IT Assets” means the computers, software, servers, routers, hubs, switches, circuits, networks, data communications lines and all other information technology infrastructure and equipment of the Company and its Subsidiaries that are required in connection with the current operation of the business of the Company and its Subsidiaries.

(xxiv) “Maine Merger Agreement” means the Agreement and Plan of Merger, dated the date hereof, between the Company, Maine Merger Sub and Maine.

(xxv) “Minerals” means any and all ores, ore bodies, deposits, minerals and mineral inventories, precious and base, metallic and non-metallic (and concentrates, doré or other products derived therefrom), including copper, gold, molybdenum, cobalt hydroxide, silver and other mineral or metal products which may be prospected for, explored for, mined, extracted, exploited or removed, milled, refined, smelted, processed and/ or sold.

(xxvi) “Mining Contracts” means any of the following Contracts to which Parent or any of its Subsidiaries is a party (other than, in each case, a Mineral Right): all earn-in and earn-out agreements, option agreements, prospecting agreements, exploration agreements, joint venture agreements, development agreements, operating agreements, tolling agreements, royalty agreements, mineral sales agreements, mineral off take agreements, contract mining agreements, surface rights agreements, water rights agreements, milling agreements, processing agreements, refining agreements, smelting agreements, service and supply agreements, geophysical and geological agreements and all other Contracts relating to Minerals, Mines or revenues therefrom and claims and rights thereto, and, in each case, interests thereunder.

(xxvii) “Mining Interests” means (A) direct and indirect interests in and rights with respect to Minerals and related properties and assets of any kind and nature, direct or indirect, including earn-in interests and operating rights and royalties, net profit and net smelter royalties or interests, carried interests, and other non-working interests and non-operating interests; (B) Minerals or revenues therefrom; (C) all Mineral Rights and any leasehold estates created thereby and the lands and surface rights covered by, or related to, the Mineral Rights; (D) all Mining Contracts; (E) surface rights and interests, fee interests, reversionary interests, reservations and concessions related to Mineral Rights; (F) all easements, surface use agreements, rights of way, authorizations, licenses, permits, ingress, egress and access rights, and all other required rights and interests in each case, in connection with Mineral Rights, the prospecting, exploration, drilling in respect of Minerals or the mining, extraction, exploitation, removal, milling, refining, smelting, processing, storage, disposition, transportation or sale of Minerals; (G) all registered and non-registered concessions, easements and other rights to remove or divert from its natural source and to use water, all rights and approvals related thereto, such as rights and approvals to access water and to locate equipment and other hydrological works necessary to access and transport water, in connection with any Mineral Rights; (H) all interests in machinery, equipment (including Mines, mining equipment and machinery), mineral production, milling, refining, smelting, processing, storage, and transportation facilities (including conveyor systems, rail and port facilities, loading and unloading facilities, vehicles, and rolling stock), pumps, tailings facilities, water plants, power plants and generators, fuel storage facilities, processing plants, plants, refineries, testing, assaying, weighing and monitoring equipment, in each case, in connection with Mineral Rights, the Mines or the prospecting, exploration for, mining, extraction, exploitation, removal, production, milling, refining, smelting, processing, storage, disposition, transportation or sale of Minerals, and (I) all other interests of any kind or character associated with, appurtenant to, or necessary for the operation of any of the foregoing.

(xxviii) “Mineral Rights” means all prospecting licenses, exploration licenses, mining or exploitation licenses, mineral concessions, licenses of occupation, mining claims and other forms of tenure, conventional proprietary interests or other rights to Minerals or to work upon land for the purpose of searching for, developing or extracting Minerals under any form of title recognized under applicable Laws, whether contractual, statutory or otherwise, including leases or subleases, licenses or other occupancy or similar agreements under which Parent or any of its Subsidiaries leases, subleases or licenses or otherwise acquires or obtains rights in and to, or in respect of, Minerals or any other real property which is material to the operation of Parent’s or its Subsidiaries’ business.

(xxix) “Mines” means all mines, wells and plants whether producing, operating, shut-in or temporarily abandoned, located in, on or under Mineral Rights or otherwise associated with a Mining Interest of Parent or any of its Subsidiaries, together with all Mineral production from such mine, the workings established and assets acquired, obtained or constructed in order to bring the Mineral Right or a portion thereof into (and to maintain) production, including all pits, shafts, haulage ways and other underground workings, and all buildings, plants and other structures, fixtures and improvements, mobile equipment, stores of a capital and consumable nature, and all other property, whether fixed or moveable, as the same may exist at any time related thereto.

(xxx) “Offshore Warrants” means those warrants issued by Offshore to purchase, in aggregate, up to 9,121,000 shares of Offshore Class A Stock or Offshore Common Stock at a price of $20 per share.

(xxxi) “Oil and Gas Contracts” means any of the following Contracts to which the Company or any of its Subsidiaries is a party (other than, in each case, an Oil and Gas Lease): all farm-in and farm-out agreements, areas of mutual interest agreements, joint venture agreements, development agreements, production sharing agreements, operating agreements, unitization, pooling and communitization agreements, declarations and orders, divisions orders, transfer orders, royalty deeds, oil and gas sales agreements, exchange agreements, gathering and processing Contracts and agreements, drilling, service and supply Contracts, geophysical and geological Contracts, land broker, title attorney and abstractor Contracts and all other Contracts relating to Hydrocarbons or revenues therefrom and claims and rights thereto, and, in each case, interests thereunder.

(xxxii) “Oil and Gas Interests” means (A) direct and indirect interests in and rights with respect to Hydrocarbons and related properties and assets of any kind and nature, direct or indirect, including working and leasehold interests and operating rights and royalties, overriding royalties, production payments, net profit interests, carried interests, and other non-working interests and non-operating interests; (B) Hydrocarbons or revenues therefrom; (C) all Oil and Gas Leases and the leasehold estates created thereby and the lands covered by the Oil and Gas Leases or included in units with which the Oil and Gas Leases may have been pooled or united; (D) all Oil and Gas Contracts; (E) surface interests, fee interests, reversionary interests, reservations and concessions; (F) all easements, surface use agreements, rights of way, licenses and permits, in each case, in connection with Oil and Gas Leases, the drilling of Wells or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons, (G) all rights and interests in, under or derived from unitization and pooling agreements in effect with respect to clauses (A) and (C) above and the units created thereby which accrue or are attributable to the interests of the holder thereof; (H) all interests in machinery equipment (including Wells, well equipment and machinery), oil and gas production, gathering, transmission, treating, processing and storage facilities (including tanks, tank batteries, pipelines, flow lines, gathering systems and metering equipment), pumps, water plants, electric plants, gasoline and gas platforms, processing plants, separation plants, refineries, testing and monitoring equipment, in each case, in connection with Oil and Gas Leases, the drilling of Wells or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons, and (I) all other interests of any kind or character associated with, appurtenant to, or necessary for the operation of any of the foregoing.

(xxxiii) “Oil and Gas Leases” means all leases, subleases, licenses or other occupancy or similar agreements under which the Company or any of its Subsidiaries leases, subleases or licenses or otherwise acquires or obtains operating rights in and to

Hydrocarbons or any other real property which is material to the operation of the Company’s business.

(xxxiv) “Order” means any charge, order, writ, injunction, judgment, decree, ruling, determination, directive, award or settlement, whether civil, criminal or administrative and whether formal or informal.

(xxxv) “Parent Material Adverse Effect” means an event, state of facts, circumstance, change, effect, development, occurrence or combination of the foregoing that has had, or would be reasonably likely to have, a material adverse effect on (A) the ability of Parent to consummate the Merger and the other transactions contemplated by this Agreement or (B) the business, condition (financial or otherwise) or results of operations of Parent and its Subsidiaries, taken as a whole, other than any event, change, effect, development or occurrence resulting from or arising out of: (1) changes in general economic, financial or other capital market conditions (including prevailing interest rates), (2) any changes or developments generally in the industries in which Parent or any of its Subsidiaries conducts its business, (3) the announcement or the existence of, compliance with or performance under, this Agreement or the transactions contemplated hereby (including, subject to the following proviso, the impact thereof on the relationships, contractual or otherwise, of Parent or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners, and including any lawsuit, action or other proceeding with respect to the Merger or any of the other transactions contemplated by this Agreement) (provided, however, that the exceptions in this clause (3) shall not apply to any representation or warranty contained in Sections 4.2 or 4.16 (or any portion thereof) to the extent that the purpose of such representation or warranty (or portion thereof) is to address the consequences resulting from the execution and delivery of this Agreement or the performance of obligations or satisfaction of conditions under this Agreement), (4) any taking of any action at the request of the Company, (5) any changes or developments in prices for copper, gold, molybdenum or other commodities or for Parent’s raw material inputs and end products, (6) any adoption, implementation, promulgation, repeal or modification following the date of this Agreement of any rule, regulation, ordinance, order, protocol or any other Law of or by any national, regional, state or local Governmental Entity, or market administrator, (7) any changes in GAAP or accounting standards, (8) earthquakes, any weather-related event, natural disasters or outbreak or escalation of hostilities or acts of war or terrorism, (9) any failure by Parent to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics for any period (provided that the exception in this clause (9) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such failure has resulted in, or contributed to, a Parent Material Adverse Effect so long as it is not otherwise excluded by this definition), or (10) any changes in the share price or trading volume of the shares of Parent Common Stock (provided that the exception in this clause (10) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such change has resulted in, or contributed to, a Parent Material Adverse Effect so long as it is not otherwise excluded by this definition); except, in each case with respect to clauses (1), (2), (6), (7) and (8) to the extent disproportionately affecting Parent and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Parent and its Subsidiaries operate; provided, that for the avoidance of doubt, notwithstanding anything to the contrary above, any amendment, modification or termination of any contract, license or other agreement or understanding with, or any change of law, rule or regulation by, in each case, the Republic of Indonesia, may be taken into account in determining whether there has been a Parent Material Adverse Effect.

(xxxvi) “Parent Permitted Lien” means (A) any Lien for Taxes not yet due or delinquent or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the applicable financial statements in accordance with GAAP, (B) vendors’, mechanics’, materialmens’, carriers’, workers’, landlords’, repairmen’s, warehousemen’s, construction and other similar Liens arising or incurred in the ordinary and usual course of business and consistent with past practice or with respect to liabilities that are not yet due and payable or, if due, are not delinquent or are being contested in good faith by appropriate proceedings and for which adequate reserves (based on good faith estimates of management) have been set aside for the payment thereof, (C) Liens imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions, (D) pledges or deposits in connection with workers’ compensation, unemployment insurance, and other social security legislation, (E) Liens relating to intercompany borrowings among Parent and its wholly owned subsidiaries, or (F) other non-monetary Liens that do not, individually or in the aggregate, materially interfere with the present use, or materially detract from the value of, the property encumbered thereby.

(xxxvii) “Parent Stock Plans” means Parent 1995 Stock Option Plan, Parent 1995 Stock Option Plan for Non-Employee Directors, Parent Amended and Restated 1999 Stock Incentive Plan, Parent 2003 Stock Incentive Plan, Parent 2004 Director Compensation Plan, Parent Amended and Restated 2006 Stock Incentive Plan and Parent 2009 Annual Incentive Plan, as amended and restated.

(xxxviii) “Production Burden” means all royalty interests, overriding royalty interests, production payments, net profit interests or other similar interests that constitute a burden on, and are measured by or are payable out of, the production of Hydrocarbons or the proceeds realized from the sale or other disposition thereof (including any amounts payable to publicly traded royalty trusts), other than Taxes and assessments of Governmental Entities.

(xxxix) “Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.

(xl) “Shell Assets” means the assets to be acquired by the Company and its Subsidiaries pursuant to the Shell Purchase Agreement.

(xli) “Shell Purchase Agreement” means the Purchase and Sale Agreement between Shell Offshore Inc. and the Company, dated as of September 7, 2012.

(xlii) “Tax” or “Taxes” means any and all federal, state, local or foreign taxes, imposts, levies, duties, fees or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, and other taxes of any kind whatsoever, including any and all interest, penalties, additions to tax or additional amounts imposed by any Governmental Entity in connection with respect thereto.

(xliii) “Taxing Authority” means, with respect to any Tax, the Governmental Entity that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such Governmental Entity.

(xliv) “Tax Return” means any return, report or similar filing (including any attached schedules, supplements and additional or supporting material) filed or required to be filed with respect to Taxes, including any information return, claim for refund, or declaration of estimated Taxes (and including any amendments with respect thereto).

(xlv) “Units” means all pooled, communitized or unitized acreage that includes all or a part of any Oil and Gas Lease.

(xlvi) “Wells” means all oil and/or gas wells, whether producing, operating, shut-in or temporarily abandoned, located on the Oil and Gas Leases or Units or otherwise associated with an Oil and Gas Interest of the Company or any of its Subsidiaries, together with all oil, gas and mineral production from such well.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

PLAINS EXPLORATION & PRODUCTION COMPANY

By:	/s/ James C. Flores
	Name:	James C. Flores
	Title:	Chairman of the Board, President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

FREEPORT-MCMORAN COPPER & GOLD INC.

By:	/s/ Kathleen L. Quirk
	Name:	Kathleen L. Quirk
	Title:	Executive Vice President, Chief Financial Officer & Treasurer

IMONC LLC

By:	/s/ Kathleen L. Quirk
	Name:	Kathleen L. Quirk
	Title:	Executive Vice President & Treasurer

[Signature Page to Agreement and Plan of Merger]

Exhibit 2.2

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

MCMORAN EXPLORATION CO.,

FREEPORT-MCMORAN COPPER & GOLD INC.

and

INAVN Corp.

Dated as of December 5, 2012

i

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of December 5, 2012, is by and among McMoRan Exploration Co., a Delaware corporation (the “Company”), Freeport-McMoRan Copper & Gold Inc., a Delaware corporation (“Parent”) and INAVN Corp., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”).

WITNESSETH:

WHEREAS, the parties intend that Parent will acquire the Company by means of a merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a direct wholly owned subsidiary of Parent;

WHEREAS, the Special Committee of the Company Board (the “Company Special Committee”) has recommended to the board of directors of the Company (the “Company Board”) that this Agreement and the consummation of the transactions contemplated hereby, including the Merger, are in the best interests of the Company and its stockholders;

WHEREAS, the Company Board has (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (iii) resolved to recommend adoption of this Agreement by the stockholders of the Company;

WHEREAS, the Special Committee of the Parent Board (the “Parent Special Committee”), has recommended to the board of directors of Parent (the “Parent Board”) that this Agreement and the consummation of the transactions contemplated hereby, including the Merger, are in the best interests of Parent and its stockholders;

WHEREAS, the Parent Board has (i) determined that it is in the best interests of Parent and its stockholders, and declared it advisable, to enter into this Agreement and (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger;

WHEREAS, (i) the board of directors of Merger Sub has determined that it is in the best interests of Merger Sub and its stockholders, and declared it advisable, for Merger Sub to enter into this Agreement, and has approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger; and (ii) Parent, as the sole stockholder of Merger Sub, has approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and adopted this Agreement;

WHEREAS, concurrently with the execution of this Agreement, each of the Key Executives has entered into an agreement with Parent waiving Merger related accelerated vesting provisions in Company Stock Awards outstanding immediately prior to the Effective Time (each a “Key Executive Waiver”);

WHEREAS, in connection with the Merger, (i) the Company and Parent will at or prior to the Closing, create a trust (the “Trust”) pursuant to the terms of a trust agreement in form and substance reasonably acceptable to Parent and the Company (the “Trust Agreement”); (ii) the Trust Agreement shall reflect, among other things, the terms and conditions set forth in this Agreement and the term sheet attached as Exhibit A (the “Term Sheet”); and (iii) Parent shall cause the Trust to issue that number of Trust units (the “Royalty Trust Units”) in accordance with the terms and conditions of the Term Sheet;

WHEREAS, concurrently with the execution of this Agreement and as a condition and material inducement to the Company’s and Parent’s willingness to enter into this Agreement, Pennsylvania is entering into a Voting Agreement, dated as of the date hereof and attached as Exhibit B hereto, pursuant to which, among other things, Pennsylvania has agreed to vote all shares of Company Common Stock beneficially owned by Pennsylvania in favor of approval of this Agreement; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:

ARTICLE I.

THE MERGER

Section 1.1 The Merger. At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Delaware General Corporation Law (the “DGCL”), the Company and Merger Sub shall consummate the Merger pursuant to which (i) Merger Sub shall merge with and into the Company and the separate corporate existence of Merger Sub shall cease, and (ii) the Company shall be the surviving corporation in the Merger (the “Surviving Corporation”) and a direct wholly owned subsidiary of Parent.

Section 1.2 Closing. Unless this Agreement is terminated in accordance with Section 7.1, the closing of the Merger (the “Closing”) shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York at 10:00 a.m., local time, no later than the fourth business day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in ARTICLE VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or at such other place, date and time as the Company and Parent may agree in writing. The date on which the Closing actually occurs is referred to as the “Closing Date.”

Section 1.3 Effective Time. On the Closing Date, the Company and Merger Sub shall file with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”), executed in accordance with, and containing such information as is required by, the relevant provisions of the DGCL in order to effect the Merger. The Merger shall become effective at such time as the Certificate of Merger has been filed with the Secretary of State of the State of Delaware or at such other, later date and time as is agreed between the parties and specified in the Certificate of Merger in accordance with the relevant provisions of the DGCL (such date and time is hereinafter referred to as the “Effective Time”).

Section 1.4 Effects of the Merger. The effects of the Merger shall be as provided in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation, all as provided under the DGCL.

Section 1.5 Certificate of Incorporation and Bylaws of the Surviving Corporation.

(a) At the Effective Time, the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and applicable Law.

(b) At the Effective Time, the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and applicable Law.

Section 1.6 Directors. Subject to applicable Law, the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

Section 1.7 Officers. The officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

ARTICLE II.

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 2.1 Conversion of Shares.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent or Merger Sub or the holder of any shares of Company Common Stock or shares of common stock of Merger Sub:

(i) Common Stock of Merger Sub. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, be converted into one fully paid and nonassessable share of the common stock, par value $0.01 per share, of the Surviving Corporation.

(ii) Cancellation of Certain Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is owned or held in treasury by the Company and each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is owned by Parent or Merger Sub or any of their respective Subsidiaries (as defined herein) (including, for the avoidance of doubt, any shares acquired by Parent or any Subsidiary of Parent pursuant to the transactions contemplated by the Pennsylvania Merger Agreement) shall no longer be outstanding and shall automatically be cancelled and shall cease to exist (the “Cancelled Shares”), and no consideration shall be delivered in exchange therefor; provided, however, that any shares of Company Common Stock owned or held by any direct or indirect wholly owned Subsidiary of the Company shall be converted into the right to receive the Merger Consideration, as set forth below. For the avoidance of doubt, this Section 2.1(a)(ii) shall not apply to shares of Company Common Stock held in trust or otherwise set aside from shares held in the Company’s treasury pursuant to or in respect of a Company Benefit Plan.

(iii) Conversion of Company Common Stock. Subject to the other provisions of ARTICLE II, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than any Cancelled Shares or Dissenting Shares (as defined herein), shall be converted automatically into and shall thereafter represent the right to receive $14.75 in cash, without interest (the “Cash Consideration”) and (2) 1.15 Royalty Trust Units (the “Unit Consideration” and together with the Cash Consideration, the “Merger Consideration”).

All of the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this ARTICLE II shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and uncertificated shares of Company Common Stock represented by book-entry form (“Book-Entry Shares”) and each certificate that, immediately prior to the Effective Time, represented any such shares of Company Common Stock (each, a “Certificate”) shall thereafter represent only the right to receive the Merger Consideration and any cash in lieu of fractional Royalty Trust Units into which the shares of Company Common Stock represented by such Book-Entry Share or Certificate have been converted pursuant to this Section 2.1.

(b) Shares of Dissenting Stockholders. Notwithstanding anything in this Agreement to the contrary, any issued and outstanding shares of Company Common Stock held by a person (a “Dissenting Stockholder”) who has not voted in favor of, or consented to, the adoption of this Agreement and has complied with the provisions of the DGCL concerning the right of holders of shares of Company Common Stock to require appraisal of their shares (the “Appraisal Provisions”) of Company Common Stock (“Dissenting Shares”), to the extent the Appraisal Provisions are applicable, shall not be converted into the right to receive the Merger

Consideration, but shall become the right to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to the procedures set forth in Section 262 of the DGCL. If such Dissenting Stockholder effectively withdraws its demand for appraisal or fails to perfect or otherwise loses its right of appraisal, in any case pursuant to the DGCL, each of such Dissenting Stockholder’s shares of Company Common Stock shall thereupon be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration. The Company shall give Parent prompt notice of any demands for appraisal of shares of Company Common Stock received by the Company, withdrawals of such demands and any other instruments served pursuant to Section 262 of the DGCL and shall give Parent the opportunity to participate in all negotiations and proceedings with respect thereto. The Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands.

(c) Certain Adjustments. If, between the date of this Agreement and the Effective Time (and as permitted by ARTICLE V), the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, or any similar event shall have occurred, then the Merger Consideration shall be equitably adjusted, without duplication, to proportionally reflect such change; provided that nothing in this Section 2.1(c) shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(d) Company Convertible Securities. The Company Convertible Securities issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding unless converted prior to the Effective Time, and shall be treated in accordance with the respective terms of their underlying agreements following the Effective Time; provided, however, that the Company Convertible Securities that are owned by Parent and its Subsidiaries immediately prior to the Effective Time shall be cancelled and cease to exist at the Effective Time, and no consideration shall be delivered in exchange therefor.

Section 2.2 Exchange Agent. Prior to the Effective Time, Parent shall appoint a bank or trust company that is reasonably acceptable to the Company to act as exchange agent (the “Exchange Agent”) for the payment of the Merger Consideration and shall enter into an agreement (the “Exchange Agent Agreement”) relating to the Exchange Agent’s responsibilities under this Agreement.

Section 2.3 Exchange of Certificates Representing Company Common Stock.

(a) Deposit of Merger Consideration. At or prior to the Effective Time, Parent shall make available to the Exchange Agent cash sufficient to pay the aggregate Cash Consideration (together with, to the extent then determinable, the aggregate amount payable in lieu of fractional Royalty Trust Units pursuant to Section 2.3(j)) for the payment to holders of Company Common Stock and shall deposit, or shall cause to be deposited, with the Exchange Agent evidence of Royalty Trust Units in book-entry form (and/or certificates representing such Royalty Trust Units, at Parent’s election) representing the number of Royalty Trust Units sufficient to deliver the aggregate Unit Consideration (such cash and certificates, together with any dividends or distributions with respect thereto, the “Exchange Fund”).

(b) Exchange Procedures. As soon as reasonably practicable after the Effective Time and in any event within four (4) business days of the Closing Date, Parent shall cause the Exchange Agent to mail to each holder of record of shares of Company Common Stock whose shares of Company Common Stock were converted pursuant to Section 2.1(a)(iii) into the right to receive the Merger Consideration (A) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent and the Company may reasonably agree upon prior to the Effective Time) (the “Letter of Transmittal”) and (B) instructions for use in effecting the surrender of Certificates or Book-Entry Shares in exchange for the Merger Consideration.

(c) Surrender of Certificates or Book-Entry Shares. Upon surrender of Certificates or Book-Entry Shares to the Exchange Agent together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required by the Exchange Agent, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration and any cash in lieu of fractional Royalty Trust Units into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement. In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer or stock records of the Company, any cash to be paid upon, or Royalty Trust Units to be issued upon, due surrender of the Certificate or Book-Entry Share formerly representing such shares of Company Common Stock may be paid or issued, as the case may be, to such a transferee if such Certificate or Book-Entry Share is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer or other similar Taxes have been paid or are not applicable. No interest shall be paid or shall accrue on the cash payable upon surrender of any Certificate or Book-Entry Share. Until surrendered as contemplated by this Section 2.3, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive, upon such surrender, the Merger Consideration and any cash in lieu of fractional Royalty Trust Units into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement.

(d) No Further Ownership Rights in Company Common Stock. From and after the Effective Time, (i) all holders of Certificates and Book-Entry Shares shall cease to have any rights as stockholders of Company other than the right to receive the Merger Consideration and any cash in lieu of fractional shares into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement upon the surrender of such Certificate or Book-Entry Share in accordance with Section 2.3(b), without interest, and (ii) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time. From and after the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates or Book-Entry Shares formerly representing shares of

Company Common Stock are presented to the Surviving Corporation, Parent or the Exchange Agent for any reason, such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this ARTICLE II, subject to applicable Law in the case of Dissenting Shares.

(e) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent; provided, however, that no such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book- Entry Shares pursuant to this ARTICLE II, and following any losses from any such investment, Parent shall promptly provide additional funds to the Exchange Agent for the benefit of the holders of shares of Company Common Stock at the Effective Time in the amount of such losses, which additional funds will be deemed to be part of the Exchange Fund. Any interest or other income resulting from such investments shall be paid to Parent, upon demand.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest or other amounts received with respect thereto) that remains unclaimed by, or otherwise undistributed to, the holders of Certificates and Book-Entry Shares for one year after the Effective Time shall be delivered to Parent, upon demand, and any holder of Certificates or Book-Entry Shares who has not theretofore complied with this ARTICLE II shall thereafter look only to Parent or the Surviving Corporation (subject to abandoned property, escheat or other similar Laws), as general creditors thereof, for satisfaction of its claim for Merger Consideration and any cash in lieu of fractional Royalty Trust Units without any interest thereon.

(g) No Liability. None of Parent, the Company, Merger Sub or the Exchange Agent shall be liable to any person in respect of any portion of the Exchange Fund or the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Notwithstanding any other provision of this Agreement, any portion of the Merger Consideration or the cash to be paid in accordance with this ARTICLE II that remains undistributed to the holders of Certificates and Book-Entry Shares as of the second anniversary of the Effective Time (or immediately prior to such earlier date on which the Merger Consideration or such cash would otherwise escheat to or become the property of any Governmental Entity), shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

(h) Withholding Rights. Each of the Surviving Corporation, Parent and the Exchange Agent (without duplication) shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of a Certificate or Book-Entry Share pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under applicable Tax Law. Any amounts so deducted, withheld and paid over to the appropriate Taxing Authority shall be treated for all purposes of this Agreement as having been paid to the holder of the Certificate or Book-Entry Share in respect of which such deduction or withholding was made.

(i) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such person of a bond in such amount as Parent or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Exchange Agent (or, if subsequent to the termination of the Exchange Fund and subject to Section 2.3(g), Parent) shall deliver, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration and any cash in lieu of fractional Royalty Trust Units.

(j) Fractional Royalty Trust Units. No certificates or scrip representing fractional Royalty Trust Units shall be issued upon the conversion of any shares of Company Common Stock pursuant to Section 2.1. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a Royalty Trust Unit (after taking into account all shares of Company Common Stock exchanged by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional amount multiplied by the average closing price of one Royalty Trust Unit on the stock exchange on which the Royalty Trust Units are listed (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source mutually selected by Parent and the Company) for the first five trading days immediately following the date of the Effective Time.

Section 2.4 Equity-Based Awards.

(a) Each option to purchase Shares granted pursuant to a Company Stock Plan (each, a “Company Option”) that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, be converted into an option (each, an “Adjusted Option”) to purchase, on the same terms and conditions as were applicable to such Company Option outstanding immediately prior to the Effective Time, the number of shares of Parent Common Stock, rounded down to the nearest whole share, determined by multiplying the number of Shares subject to the Company Option immediately prior to the Effective Time by the Equity Award Exchange Ratio, at an exercise price per share of Parent Common Stock, rounded up to the nearest whole cent, equal to the per share exercise price for the Shares otherwise purchasable pursuant to the Company Option outstanding immediately prior to the Effective Time divided by the Equity Award Exchange Ratio.

(b) Each award of restricted stock units in respect of Shares granted under a Company Stock Plan (each, a “Company RSU”) that is outstanding as of the Effective Time shall be converted as of the Effective Time into a restricted stock unit award (each, an “Adjusted RSU”) in respect of the number of shares of Parent Common Stock, rounded to the nearest whole share, determined by multiplying the number of Shares subject to the Company RSU outstanding immediately prior to the Effective Time by the Equity Award Exchange Ratio, with each Adjusted RSU to continue to be subject to the same terms and conditions as were applicable to the related Company RSU outstanding or payable immediately prior to the Effective Time.

(c) Each right of any kind (excluding Company Options and Company RSUs), contingent or accrued, to receive Shares or cash payments measured by the value of a number of Shares granted under a Company Deferred Compensation Plan (each, an “Other Stock-Based Award”) that are outstanding immediately prior to the Effective Time shall be deemed to be converted as of the Effective Time into the right to receive (or to be credited with) the number of shares, or benefits measured by the value of the number of shares, of Parent Common Stock, rounded to the nearest whole share, equal to the product of (i) the number of Shares subject to the Other Stock-Based Award outstanding immediately before the Effective Time, and (ii) the Equity Award Exchange Ratio (each, an “Adjusted Other Stock-Based Award”), with each Adjusted Other Stock-Based Award to continue to be subject to the same terms and conditions as were applicable to the related Other Stock-Based Award outstanding immediately prior to the Effective Time.

(d) Prior to the Effective Time, the Company Board and/or the appropriate committee thereof shall adopt resolutions providing for the treatment of the Company Options, Company RSUs, and Other Stock-Based Awards (collectively, the “Company Stock Awards”) outstanding immediately prior to the Effective Time as contemplated by this Section 2.4. For the avoidance of doubt, in no event shall any holder of a Company Stock Award receive the Merger Consideration as consideration for such Company Stock Awards. As of the Effective Time, Parent shall file one or more appropriate registration statements (on Form S-3 or Form S-8, or any successor or other appropriate forms) with respect to Parent Common Stock underlying the Adjusted Options and in respect of the Adjusted RSUs and the Adjusted Other Stock-Based Awards pursuant to this Section 2.4.

(e) For the purposes of this Section 2.4:

(i) “Company Closing Price” shall mean the average, rounded to the nearest one hundredth of a cent, of the closing sales prices of shares of Company Common Stock on the NYSE as reported by The Wall Street Journal for the five trading days immediately preceding the date on which the Effective Time occurs.

(ii) “Company Deferred Compensation Plan” means the McMoRan Exploration Co. Supplemental Executive Capital Accumulation Program, excluding any Qualified Plans.

(iii) “Company Stock Plans” mean the Company 1998 Stock Option Plan, the Company Amended and Restated 2000 Stock Incentive Plan, the Company Amended and Restated 2001 Stock Incentive Plan, Company Amended and Restated 2003 Stock Incentive Plan, the Company Amended and Restated 2004 Director Compensation Plan, the Company Amended and Restated 2005 Stock Incentive Plan and the Company Amended and Restated 2008 Stock Incentive Plan.

(iv) “Equity Award Exchange Ratio” shall mean the Company Closing Price divided by the Parent Closing Price, rounded to the nearest one ten thousandth.

(v) “Parent Closing Price” shall mean the average, rounded to the nearest one hundredth of a cent, of the closing sales prices of shares of Parent Common Stock on the NYSE as reported by The Wall Street Journal for the five trading days immediately preceding the date on which the Effective Time occurs.

Section 2.5 Further Assurances. If at any time before or after the Effective Time, Parent or the Company reasonably believes or is advised that any further instruments, deeds, assignments or assurances are reasonably necessary or desirable to consummate the Merger or to carry out the purposes and intent of this Agreement at or after the Effective Time, then Parent, Merger Sub, the Company and the Surviving Corporation and their respective officers and directors shall execute and deliver all such proper instruments, deeds, assignments or assurances and do all other things reasonably necessary or desirable to consummate the Merger and to carry out the purposes and intent of this Agreement.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the Company SEC Documents filed prior to the date hereof (including information set forth in any exhibit thereto but excluding any disclosures set forth in any risk factor section, any disclosure in any section relating to forward-looking statements or any other statements that are predictive or primarily cautionary in nature other than historical facts included therein) or in the disclosure schedule delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Schedule”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant if specified therein and such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent), the Company represents and warrants to Parent as follows:

Section 3.1 Qualification, Organization, Subsidiaries, etc.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power and authority has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company’s Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and its Subsidiaries is duly qualified or licensed, and has all necessary governmental approvals, to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except, in the case of the Company and its Subsidiaries, where the failure to be so duly approved, qualified or licensed and in good standing has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company has made available prior to the date of this Agreement a true and complete copy of the Company’s certificate of incorporation and bylaws (collectively, the “Company Organizational Documents”), and the certificate of incorporation, bylaws, limited partnership agreement, limited liability company agreement or comparable constituent or organizational documents for each Subsidiary of the Company, in each case, as amended through the date hereof. The Company has made available prior to the date of this Agreement true and complete copies of the minute books of the Company and each Subsidiary of the Company, which copies contain true and complete records of all meetings and other corporate actions held or taken since December 31, 2009 of their respective stockholders and boards of directors or similar governing bodies (including committees of their respective stockholders and boards of directors or similar governing bodies).

Section 3.2 Capital Stock.

(a) The authorized capital stock of the Company consists of 300,000,000 shares of common stock, par value $0.01 per share (the “Company Common Stock”), and 50,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”). As of November 30, 2012, (i) 161,880,866 shares of Company Common Stock were issued and outstanding, (ii) 2,650,589 shares of Company Common Stock were held in treasury, (iii) 712,118 shares of Company Preferred Stock were issued and outstanding, including 12,118 shares of 8.0% Convertible Perpetual Preferred Stock, 200,000 shares of 5.75% Convertible Perpetual Preferred Stock, Series 1, and 500,000 shares of 5.75% Convertible Perpetual Preferred Stock, Series 2, (iv) 2,584,459 shares of Company Common Stock were available for grant under the Company Stock Plans, (v) 103,877 shares of Company Common Stock were subject to outstanding Company RSUs, and 14,261,250 shares of Company Common Stock are issuable upon the exercise of outstanding Company Options. All outstanding equity securities of the Company are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. Section 3.2(a) of the Company Disclosure Schedule sets forth a true and complete list of all Company Stock Awards outstanding as of November 30, 2012, specifying (i) the cumulative weighted average option price for all outstanding Company Stock Awards and (ii) the Company Stock Plan under which such Company Stock Award was granted.

(b) Except as set forth in Section 3.2(a) and this Section 3.2(b) (and other than the shares of Company Common Stock issuable pursuant to the terms of outstanding Company Stock Awards), and other than the Company’s 5.25% Convertible Senior Notes due 2013 and 4% Convertible Senior Notes due 2017 (collectively, the “Company Convertible Notes,” and together with the Company Preferred Stock, the “Company Convertible Securities”), there are no outstanding subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which the Company or any of its Subsidiaries is a party (i) obligating the Company or any of its Subsidiaries to (A) issue, transfer, exchange, sell or register for sale any shares of capital stock or other equity interests of the Company or any Subsidiary of the Company or securities convertible into or exchangeable for such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (C) redeem or otherwise acquire any such shares of capital stock or other equity interests, (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary or (E) make any payment to any person the value of which is derived from or calculated based on the value of Company Common Stock or Company Preferred Stock, or (ii) granting any preemptive or antidilutive or similar rights with respect to any security issued by the Company or its Subsidiaries. No Subsidiary of the Company owns any shares of capital stock of the Company.

(c) Neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

(d) There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting or registration of the capital stock or other equity interest of the Company or any of its Subsidiaries.

(e) The Company or a Subsidiary of the Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each Subsidiary of the Company, free and clear of any preemptive rights and any Liens other than Company Permitted Liens, and all of such shares of capital stock or other equity interests are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. Except for equity interests in the Company’s Subsidiaries, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any equity interest in any person (or any security or other right, agreement or commitment convertible or exercisable into, or exchangeable for, any equity interest in any person). Neither the Company nor any of its Subsidiaries has any obligation to acquire any equity interest, security, right, agreement or commitment or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

Section 3.3 Corporate Authority Relative to this Agreement; No Violation.

(a) The Company has the requisite corporate power and authority to enter into this Agreement and each other document to be entered into by the Company in connection with the transactions contemplated hereby (together with this Agreement, the “Company Transaction Documents”) and, subject to (i) receipt of approval of this Agreement by holders of a majority of the shares of Company Common Stock entitled to vote thereon (the “Stockholder Merger Approval”), and (ii) adoption by holders of a majority of the shares of Company Common Stock entitled to vote thereon of an amendment to Article X of the Company’s certificate of incorporation to provide that Parent is not an “Interested Stockholder” as defined in such certificate of incorporation (the “Charter Amendment”) by a majority of the holders of the shares of Company Common Stock entitled to vote thereon (the “Charter Amendment Approval” and together with the Stockholder Merger Approval and the Disinterested Stockholder Approval, the “Company Stockholder Approval”), to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the other Company Transaction Documents and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the Company Board, acting upon the recommendation of the Company Special Committee, and, except for the Stockholder Merger Approval and Charter Amendment Approval and the Charter Amendment, no other corporate proceedings on the part of the Company or vote of the Company’s stockholders are necessary to authorize the consummation of the transactions contemplated hereby. The Company Board has, acting in accordance with the recommendation of the Company Special Committee, (i) resolved to recommend that the Company’s stockholders adopt this Agreement and the Charter Amendment (including, with respect to the Charter Amendment, the approval of both a majority of the members of the Company Board and a majority of the “Continuing Directors” as defined in the Company’s certificate of incorporation) (the “Company Recommendation”), (ii) determined that this Agreement, the Merger and the Charter Amendment are fair to and in the best interests of the Company’s stockholders, (iii) approved this Agreement, the Merger and the Charter Amendment, and (iv) directed that the adoption of this Agreement and the Charter Amendment be submitted to a vote at a meeting of the Company’s stockholders. Each of the Company Transaction Documents has been duly and validly executed and delivered by the Company and, assuming each such Company Transaction Document constitutes the legal, valid and binding agreement of the counterparty thereto, each of the Company Transaction Documents constitutes the legal, valid and binding agreement of the Company and is enforceable against the Company in accordance with its terms, except as such enforcement may be subject to applicable bankruptcy, reorganization, insolvency, moratorium or other similar Laws affecting creditor’s rights generally and general principles of equitable relief.

(b) Other than in connection with or in compliance with (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) the U.S. Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder (the “Exchange Act”), (iii) the U.S. Securities Act of 1933, as amended, and the rules promulgated thereunder (the “Securities Act”), (iv) applicable state securities, takeover and “blue sky” laws, (v) the rules and regulations of the New York Stock Exchange (“NYSE”), (vi) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), and any antitrust, competition or similar laws outside of the United States, and (vii) the approvals set forth in Section 3.3(b) of the Company Disclosure Schedule (collectively, the “Company Approvals”) and, subject to the accuracy of the representations and warranties of Parent and Merger Sub in Section 4.2(b), no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any United States, state of the United States or foreign governmental or regulatory agency, commission, court, body, entity or authority, independent system operator, regional transmission organization, other market administrator, or national, regional or state reliability organization (each, a “Governmental Entity”) is necessary, under applicable Law, for the consummation by the Company of the transactions contemplated by this Agreement, except for such authorizations, consents, orders, licenses, permits, approvals or filings that are not required to be obtained or made prior to consummation of such transactions or that, if not obtained or made, would not materially impede or delay the consummation of the Merger and the other transactions contemplated by this Agreement, or has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) The execution and delivery by the Company of this Agreement does not, and (assuming the Company Approvals are obtained) the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not (i) result in any loss, or suspension, limitation or impairment of any right of the Company or any of its Subsidiaries to own or use any assets required for the conduct of their business or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, first offer, first refusal, modification or acceleration of any material obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract (including without limitation any Oil and Gas Lease or Oil and Gas Contract but excluding any Company Benefit Plan), instrument, permit, concession, franchise, right or license binding upon the Company or any of its Subsidiaries or by which or to which any of their respective properties, rights or assets are bound or subject, or result in the creation of any liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind (each, a “Lien”) other than Company Permitted Liens, in each case, upon any of the properties or assets of the Company or any of its Subsidiaries, except for such losses, suspensions, limitations, impairments, conflicts, violations, defaults, terminations, cancellation, accelerations, or Liens as would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect, (ii) conflict with or result in any violation of any provision of the certificate of incorporation or bylaws or other equivalent organizational document, in each case as amended or restated, of the Company or any of its Subsidiaries or (iii) conflict with or violate any applicable Laws. The Company has obtained all third-party opinions required under its indebtedness in connection with its entry into this Agreement.

(d) The Independent Directors of the Company have, solely in connection with the transactions contemplated by this Agreement and the Pennsylvania Merger Agreement and subject to Section 5.12 hereof, irrevocably waived (i) the provisions of the Florida Stockholder Agreement, including Section 2.3 thereof, (ii) the provisions of the Pennsylvania Stockholder Agreement, including Section 5 thereof, (iii) the provisions of the Confidentiality Agreement, including Section 9 thereof and (iv) the provisions of the Pennsylvania Confidentiality Agreement, including Section 6 thereof, in each case which would or could limit, prohibit or otherwise impede either the direct or indirect acquisition by Parent of additional shares of Company Common Stock in connection with the transactions contemplated by the Pennsylvania Merger Agreement, or the vote (or entry into or compliance with the terms of such agreement to vote) of the shares of Company Common Stock owned by Pennsylvania or any of its Affiliates in favor of the Merger, the Charter Amendment or otherwise with respect to any matter to be voted on by the stockholders of the Company, and such waivers are valid and in full force and effect (the “Standstill Waivers”).

Section 3.4 Reports and Financial Statements.

(a) The Company and each of its Subsidiaries has filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the U.S. Securities and Exchange Commission (the “SEC”) since January 1, 2010 (all such documents and reports filed or furnished by the Company or any of its Subsidiaries, the “Company SEC Documents”). As of their respective dates or, if amended, as of the date of the last such amendment, the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Documents, as of their respective dates or, if amended, as of the date of the last such amendment, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. None of the Company’s Subsidiaries is, or at any time since January 1, 2010 has been, required to file any forms, reports or other documents with the SEC.

(b) The consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents (the “Company Financial Statements”) (i) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended, (ii) were prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements, subject to normal year-end audit adjustments and the absence of footnote disclosure) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), (iii) have been prepared from, and are in accordance with, the books and records of the Company and its consolidated Subsidiaries and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act.

(c) There are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by the Company relating to the Company SEC Documents. The Company has heretofore made available to Parent true, correct and complete copies of all written correspondence between the Company and the SEC occurring since January 1, 2010. None of the Company SEC Documents is, to the knowledge of the Company, the subject of ongoing SEC review.

(d) Neither the Company nor any of its Subsidiaries is a party to, nor does it have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company or one of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand) or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s financial statements or other Company SEC Documents.

Section 3.5 Internal Controls and Procedures. The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act, except where the failure to maintain such controls and procedures has not had, and would not have, a Company Material Adverse Effect. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2011, and such assessment concluded that such controls were effective. Based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, as of the date hereof, management of the Company, has disclosed to the Company’s auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Section 3.6 No Undisclosed Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries, whether accrued, absolute, determined or contingent that would have been required to be reflected in, reserved against or otherwise described on the Company Financial Statements (or in the notes thereto) in accordance with GAAP and were not so reflected, reserved against or described, except for (i) liabilities or obligations disclosed and provided for in the balance sheets included in the Company Financial Statements (or in the notes thereto) filed and publicly available prior to the date of this Agreement, (ii) liabilities or obligations incurred in accordance with or in connection with this Agreement and the transactions contemplated or permitted by this Agreement, and (iii) liabilities or obligations that have not had and would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.7 Compliance with Law; Permits.

(a) The Company and its Subsidiaries are in compliance with, and are not in default under or in violation of, any applicable federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, Order, injunction, decree or agency requirement of any Governmental Entity (collectively, “Laws” and each, a “Law”), except where such non-compliance, default or violation have not had and would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Since January 1, 2010, neither the Company nor any of its Subsidiaries has received any written notice or, to the Company’s knowledge, other communication from any Governmental Entity regarding any actual or possible material violation of, or material failure to comply with, any Law, other than matters pertaining to Environmental Laws and operations related to Oil and Gas Interests that have been fully resolved with the applicable Governmental Entity.

(c) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and registrations and orders of all applicable Governmental Entities and all rights under any Company Material Contract with all Governmental Entities, and have filed all tariffs, reports, notices and other documents with all Governmental Entities necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted (the “Company Permits”), (ii) all Company Permits are valid and in full force and effect and are not subject to any pending administrative or judicial proceeding that could result in modification, termination or revocation thereof and (iii) the Company and each of its Subsidiaries is in compliance with the terms and requirements of all Company Permits.

(d) Each of the Company and its Subsidiaries and, to the knowledge of the Company, each third-party operator of any of the Oil and Gas Interests of the Company and its Subsidiaries (with respect to such interests) is, and since January 1, 2010 has been, in compliance, in all material respects, with applicable Laws and Orders.

(e) Since January 1, 2010, none of the Company or any Subsidiary of the Company nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any Subsidiary of the Company, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of the Company or any Subsidiary of the Company or any material concerns from employees of the Company or any Subsidiary of the Company regarding questionable accounting or auditing matters with respect to the Company or any Subsidiary of the Company, and (ii) to the knowledge of the Company, no attorney representing the Company or any Subsidiary of the Company, whether or not employed by the Company or any Subsidiary of the Company, has reported in writing evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by the Company, any Subsidiary of the Company or any of their respective officers, directors, employees or agents to the Board of Directors of the Company or any committee thereof, or to the General Counsel or Chief Executive Officer of the Company.

Section 3.8 Environmental Laws and Regulations. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (i) there are no actions, suits, proceedings (whether administrative or judicial) or, to the knowledge of the Company, investigations pending, or to the knowledge of the Company, threatened against the Company or any of its Subsidiaries alleging non-compliance with or other liability under any Environmental Law, (ii) the Company and its Subsidiaries are, and except for matters that have been fully resolved with the applicable Governmental Entity, since January 1, 2010 have been, in compliance with all Environmental Laws (which compliance includes the possession by the Company and each of its Subsidiaries of all Permits required under applicable Environmental Laws to conduct their respective business and operations, and compliance with the terms and conditions thereof), (iii) there have been no Releases at any location of Hazardous Materials by the Company or any of its Subsidiaries, or to the knowledge of the Company, as a result of any operations or activities of the Company or any of its Subsidiaries, that could reasonably be expected to give rise to any fine, penalty or remediation of any kind to the Company or its Subsidiaries, (iv) none of the Company and its Subsidiaries and, to the knowledge of the Company, any third-party operator of any of the Oil and Gas Interests of the Company and its Subsidiaries, is subject to any Order with any other person that could reasonably be expected to result in obligations or liabilities under applicable Environmental Laws and, (v) none of the Company and its Subsidiaries has received any unresolved claim, notice, complaint or request for information from a Governmental Entity or any other person relating to actual or alleged noncompliance with or liability under applicable Environmental Laws (including any such liability or obligation arising under, retained or assumed by contract or by operation of law). The Company has made available to Parent copies of all non-privileged material environmental reports, studies, assessments, data, measurements, correspondence, memoranda or other documents prepared within the past five years that are in the possession or reasonable control of the Company or any of its Subsidiaries pertaining to Releases, compliance or non-compliance with Environmental Laws or the presence of, or exposure to, Hazardous Materials and that, in each case, contain information that could reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries taken as a whole. EXCEPT AS SET FORTH IN THIS SECTION 3.8, THE COMPANY MAKES NO REPRESENTATION OR WARRANTY AS TO ENVIRONMENTAL MATTERS, COMPLIANCE WITH ENVIRONMENTAL LAWS OR THE COMPANY’S OR ITS SUBSIDIARIES’ COMPLIANCE THEREWITH, THE RELEASE OF MATERIALS INTO THE ENVIRONMENT, THE PROTECTION OF HUMAN HEALTH, SAFETY, NATURAL RESOURCES OR THE ENVIRONMENT, OR ANY OTHER ENVIRONMENTAL CONDITION OF THE ASSETS OF THE COMPANY AND ITS SUBSIDIARIES, AND NOTHING IN THIS AGREEMENT OR OTHERWISE SHALL BE CONSTRUED AS SUCH A REPRESENTATION OR WARRANTY.

Section 3.9 Employee Benefit Plans.

(a) Section 3.9(a) of the Company Disclosure Schedule sets forth a correct and complete list of each material employee benefit plan, program, agreement or arrangement, including pension, retirement, profit sharing, deferred compensation, stock option, change in control, retention, equity or equity-based compensation, stock purchase, employee stock ownership, severance pay, vacation, bonus or other incentive plans, medical, retiree medical, vision, dental or other health plans, life insurance plans, including any “employee benefit plan” as that term is defined in Section 3(3) of ERISA, in each case, whether oral or written, funded or unfunded, or insured or self-insured, maintained by the Company or any Subsidiary, or to which the Company or any Subsidiary contributes or is obligated to contribute for the benefit of any current or former employees, directors, consultants or independent contractors of the Company or any of its Subsidiaries (whether or not listed in Section 3.9(a) of the Company Disclosure Schedule, each, a “Company Benefit Plan”).

(b) With respect to the Company Benefit Plans, each to the extent applicable, correct and complete copies of the following have been delivered or made available to Parent by the Company: (i) all Company Benefit Plans (including all amendments and attachments thereto); (ii) written summaries of any Company Benefit Plan not in writing; (iii) all related trust documents; (iv) all insurance contracts or other funding arrangements; (v) the two most recent annual reports (Form 5500) filed with the Internal Revenue Service (the “IRS”); (vi) the most recent determination letter from the IRS; (vii) the most recent summary plan description and any summary of material modifications thereto; and (viii) all material communications, other than routine communications, received from or sent to the IRS, the Pension Benefit Guaranty Corporation (the “PBGC”) or the Department of Labor since January 1, 2010. No Company Benefit Plan is maintained outside the jurisdiction of the United States, or provides benefits or compensation to any employees or other service providers who reside or provide services outside of the United States.

(c) Each Company Benefit Plan has been established, operated and administered in all respects in accordance with its terms and the requirements of all applicable

Laws, including ERISA and the Code, except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect. All contributions required to be made to any Company Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, in each case, on or before the date hereof, have been made or paid in full.

(d) Section 3.9(d) of the Company Disclosure Schedule identifies each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Qualified Plans”). The IRS has issued a favorable determination or opinion letter with respect to each Qualified Plan, and such determination or opinion letter has not been revoked (nor, to the knowledge of the Company, has revocation been threatened), and, to the knowledge of the Company, there are no existing circumstances and no events have occurred that could materially adversely affect the qualified status of any Qualified Plan or the related trust. No trust funding any Company Benefit Plan is intended to meet the requirements of Code Section 501(c)(9).

(e) No Company Benefit Plan (excluding any Multiemployer Plan or Parent MEP) is, and in the last six years, none of the Company and its Subsidiaries nor any of their respective ERISA Affiliates has maintained, established, contributed to or been obligated to contribute to any benefit plan that is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code. Neither the Company nor any of its Subsidiaries has incurred any material liability under Title IV of ERISA which remains outstanding and unsatisfied and no material liability under Title IV of ERISA is expected to be incurred by the Company or any of its Subsidiaries.

(f) None of the Company and its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six years, maintained, established, contributed to or been obligated to contribute to any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), excluding any Multiple Employer Plan sponsored, maintained, established or required to be contributed to by the Parent or any of its Subsidiaries or any of their respective ERISA Affiliates (a “Parent MEP”), and none of Company and its Subsidiaries nor any of their respective ERISA Affiliates has incurred any liability which remains outstanding and unsatisfied to a Multiemployer Plan or a Multiple Employer Plan (excluding a Parent MEP) as a result of a complete or partial withdrawal from such Multiemployer Plan or Multiple Employer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.

(g) There are no pending or, to the knowledge of the Company, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and, to the Company’s knowledge, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against the Company Benefit Plans, any fiduciaries thereof or the Company, in each case, with respect to their duties to the Company Benefits Plans or the assets of any of the trusts under any of the Company Benefit Plans which could reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(h) None of the Company, any of its Subsidiaries or any of their ERISA Affiliates has been involved in any transaction that would reasonably be expected to cause the Company, any of its Subsidiaries or, after the Effective Time, Parent or any of its Affiliates to be subject to material liability under Section 4069 of ERISA. None of the Company or any of its Subsidiaries has incurred (either directly or indirectly, including as a result of any indemnification obligation) any liability under or pursuant to Title I of ERISA with respect to any Company Benefit Plan which remains outstanding and unsatisfied, except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect, and, to the knowledge of the Company, no event, transaction or condition has occurred or exists that would reasonably be expected to result in any such liability to the Company, any of its Subsidiaries, or, after the Effective Time, Parent or any of its Affiliates, except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect.

(i) Except as set forth in Section 3.9(i) of the Company Disclosure Schedule, no Company Benefit Plan provides for, and neither the Company nor any of its Subsidiaries has any obligation with respect to any employee benefit plan that provides for, any post-employment or post-retirement medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.

(j) Each Company Benefit Plan that is or was a nonqualified deferred compensation plan subject to Section 409A of the Code (a “Nonqualified Deferred Compensation Plan”) has been operated between January 1, 2005 and December 31, 2008 in good faith compliance with Section 409A of the Code and applicable guidance thereunder and since January 1, 2009 has been in documentary and operational compliance with Section 409A of the Code, except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect. No assets set aside for the payment of benefits under any Nonqualified Deferred Compensation Plan are held outside of the United States, except to the extent that substantially all of the services to which such benefits are attributable have been performed in the jurisdiction in which such assets are held. The Company is not party to, or otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of taxes imposed by Section 409A(a)(1)(B) of the Code.

(k) The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event (i) entitle any current or former employee, director, consultant or officer of the Company or any of its Subsidiaries to severance pay, or accrued pension benefit or any other material payment, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, director, consultant or officer, (iii) trigger any funding obligation under any Company Benefit Plan, or (iv) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) that would be reasonably likely to, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). No Company Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 4999 of the Code.

Section 3.10 Absence of Certain Changes or Events.

(a) From January 1, 2012 through the date of this Agreement, the businesses of the Company and its Subsidiaries have been conducted in all material respects in the ordinary course of business.

(b) Since January 1, 2012, there has not been any event, change, effect, development or occurrence that, individually or in the aggregate, has had a Company Material Adverse Effect.

Section 3.11 Investigations; Litigation. As of the date hereof, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) there is no investigation or review pending (or, to the knowledge of the Company, threatened) by any Governmental Entity with respect to the Company or any of its Subsidiaries, (b) there are no actions, suits, inquiries, investigations, proceedings, subpoenas, civil investigative demands or other requests for information relating to potential violations of law pending (or, to the knowledge of the Company, threatened) against or affecting the Company or any of its Subsidiaries, or any of their respective properties and (c) there are no orders, judgments or decrees of, or before, any Governmental Entity against the Company or any of its Subsidiaries.

Section 3.12 Information Supplied. The proxy statement mailed to the Company’s stockholders in connection with the Merger and the related transactions (the “Proxy Statement”) and any amendment thereof or supplement thereto, at the date mailed to the Company’s stockholders and at the time of any meeting of Company stockholders to be held in connection with the Merger, and the Rule 13E-3 transaction statement on Schedule 13E-3 relating to the adoption of this agreement by the stockholders of the Company (as amended or supplemented, the “Schedule 13E-3”), at the date it and any amendment or supplement is filed with the SEC, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent in writing expressly for inclusion therein. The Proxy Statement and the Schedule 13E-3 will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated thereunder. The information supplied or to be supplied by the Company for inclusion in the registration statement on Form S-4 to be filed by the Trust in connection with the issuance of Royalty Trust Units in the Merger (the “Form S-4”) shall not, at the time the Form S-4 is declared effective with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent or the Trust in writing expressly for inclusion therein. The Form S-4 (solely with respect to the portion thereof based on information supplied or to be supplied by the Company for inclusion therein, but excluding any portion thereof based on information supplied by Parent or the Trust in writing expressly for inclusion therein, with respect to which no representation or warranty is made by the Company) will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder.

Section 3.13 Regulatory Matters.

(a) The Company is not (i) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder or (ii) a “holding company,” a “subsidiary company” of a “holding company,” an affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

(b) All natural gas pipeline systems and related facilities constituting the Company’s and its Subsidiaries’ properties are (i) “gathering facilities” that are exempt from regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938, as amended, and (ii) not subject to rate regulation or comprehensive nondiscriminatory access regulation under the laws of any state or other local jurisdiction.

Section 3.14 Tax Matters. Except as has not had or would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries have prepared and timely filed (taking into account any valid extension of time within which to file) all Tax Returns required to be filed by any of them and all such Tax Returns are complete and accurate, (ii) the Company and each of its Subsidiaries have timely paid all Taxes that are required to be paid by any of them or that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor, stockholders or third party (in each case, whether or not shown on any Tax Return), except with respect to matters contested in good faith through appropriate proceedings and for which adequate reserves have been established, in accordance with GAAP on the financial statements of the Company and its Subsidiaries, (iii) all assessments for Taxes due with respect to completed and settled examinations or any concluded litigation have been fully paid, (iv) there are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of Taxes or Tax matters of the Company or any of its Subsidiaries, (v) there are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Company Permitted Liens, (vi) none of the Company or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law) occurring during the two-year period ending on the date hereof, (vii) neither the Company nor any of its Subsidiaries is a party to any agreement or arrangement relating to the apportionment, sharing, assignment or allocation of any Tax or Tax asset (other than an agreement or arrangement solely among members of a group the common parent of which is the Company and other than customary Tax indemnification provisions contained in commercial agreements not principally relating to Taxes) or has any liability for Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any analogous or similar provision of state, local or foreign Tax Law), as transferee, successor, or otherwise, and (viii) none of the Company or any of its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

Section 3.15 Employment and Labor Matters. Neither the Company nor any of its Subsidiaries is, or since December 31, 2011 has been, a party to any collective bargaining agreement, labor union contract, or trade union agreement (each a “Collective Bargaining Agreement”). No employee is represented by a labor organization for purposes of collective bargaining with respect to the Company or any of its Subsidiaries. To the knowledge of the Company, as of the date hereof, there are no activities or proceedings of any labor or trade union to organize any employees of the Company or any of its Subsidiaries. No Collective Bargaining Agreement is being negotiated by the Company or, to the Company’s knowledge, any of its Subsidiaries. As of the date hereof, there is no strike, lockout, slowdown, or work stoppage against the Company or any of its Subsidiaries pending or, to the Company’s knowledge, threatened, that may interfere in any material respect with the respective business activities of the Company or any of its Subsidiaries. To the knowledge of the Company, as of the date hereof, there is no pending charge or complaint against the Company or any of its Subsidiaries by the National Labor Relations Board or any comparable Governmental Entity, and none of the Company and its Subsidiaries are a party, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices. The Company has complied with all laws regarding employment and employment practices, terms and conditions of employment and wages and hours (including, without limitation, classification of employees) and other laws in respect of any reduction in force, including without limitation, notice, information and consultation requirements, except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect. There are no outstanding assessments, penalties, fines, Liens, charges, surcharges, or other amounts due or owing by the Company pursuant to any workplace safety and insurance/workers’ compensation Laws, except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect; the Company has not been reassessed in any respect under such Laws during the past three years, except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect; to the knowledge of the Company, there are no claims that may affect the accident cost experience of the Company, except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.16 Intellectual Property.

(a) To the knowledge of the Company, either the Company or a Subsidiary of the Company owns, or is licensed or otherwise possesses valid rights to use, free and clear of Liens other than Company Permitted Liens, all trademarks, trade names, service marks, service names, mark registrations, logos, assumed names, domain names, registered and unregistered copyrights, patents or applications and registrations, trade secrets and other intellectual property rights necessary to their respective businesses as currently conducted (collectively, the “Company Intellectual Property”). Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) there are no pending or, to the knowledge of the Company, threatened claims by any person alleging infringement, misappropriation or other violation by the Company or any of its Subsidiaries of any intellectual property rights of any person, (ii) to the knowledge of the Company, the conduct of the business of the Company and its Subsidiaries does not infringe, misappropriate or otherwise violate any intellectual property rights of any person, (iii) neither the Company nor any of its Subsidiaries has made any claim of a violation, infringement or misappropriation by others of the Company’s or any its Subsidiaries’ rights to or in connection with the Company Intellectual Property, and (iv) to the knowledge of the Company, no third person is infringing, misappropriating or otherwise violating any Company Intellectual Property.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have implemented (i) commercially reasonable measures, consistent with industry standards, to protect the confidentiality, integrity and security of the IT Assets (and all information and transactions stored or contained therein or transmitted thereby); and (ii) commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures, as well as a commercially reasonable business continuity plan, in each case consistent with customary industry practices.

Section 3.17 Properties.

(a) Except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have good and defensible title to all of the Oil and Gas Interests reflected in the Company Reserve Reports as attributable to interests owned by the Company and its Subsidiaries, except for such Oil and Gas Interests sold, used or otherwise disposed of since December 31, 2011, other than as set forth in Section 3.17(a) of the Company Disclosure Schedule, in each case free and clear of all Liens other than Company Permitted Liens and Production Burdens. Except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Oil and Gas Lease to which the Company or any of its Subsidiaries is a party is valid and in full force and effect, (ii) none of the Company or any of its Subsidiaries nor, to the knowledge of the Company, any other party to any such Oil and Gas Lease has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time or both, would constitute a default under the provisions of such Oil and Gas Lease, and (iii) none of the Company or any of its Subsidiaries has received written notice from the other party to any such Oil and Gas Lease that the Company or any of its Subsidiaries, as the case may be, has breached, violated or defaulted under any Oil and Gas Lease.

(b) Except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect, other than as to Oil and Gas Leases, either the Company or a Subsidiary of the Company has a good and valid leasehold interest in each material lease and sublease and such title or contractual right sufficient to enable the Company or its Subsidiaries to conduct their operations as currently conducted pursuant thereto under each other occupancy agreement under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any material real property (or real property at which material operations of the Company or any of its Subsidiaries are conducted) (such property subject to a lease, sublease or other occupancy agreement, the “Company Leased Real Property” and such leases, subleases and other occupancy agreements are, collectively, the “Company Real Property Leases”), in each case, free and clear of all Liens other than any Company Permitted Liens, and other than any conditions, encroachments, easements, rights-of-way, restrictions and other encumbrances that do not adversely affect the existing use of the real property subject thereto by the lessee thereof in the operation of its business.

(c) Except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect, (A) each Company Real Property Lease is valid, binding and in full force and effect, subject to the limitation of such enforcement by (i) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other Laws affecting or relating to creditors’ rights generally or (ii) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law (the “Remedies Exceptions”) and (B) no uncured default of a material nature on the part of the Company or, if applicable, its Subsidiary or, to the knowledge of the Company, the landlord thereunder, exists under any Company Real Property Lease.

(d) Except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is currently subleasing, licensing or otherwise granting any person the right to use or occupy a material portion of a Company Leased Real Property that would reasonably be expected to adversely affect the existing use of such Company Leased Real Property by the Company or its Subsidiaries in the operation of its business thereon.

(e) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Interests of the Company and its Subsidiaries are being received by them in a timely manner and are not being held in suspense for any reason other than awaiting preparation and approval of division order title opinions for recently drilled Wells.

(f) All of the Wells and all water, CO2 or injection wells located on the Oil and Gas Leases or Units of the Company or any of its Subsidiaries or otherwise associated with an Oil and Gas Interest of the Company or any of its Subsidiaries drilled and operated by the Company or a Subsidiary, and, to the knowledge of the Company, all such wells drilled or operated by third party operators have been drilled, completed and operated within the limits permitted by the applicable Oil and Gas Contracts and applicable Law, and all drilling and completion (and plugging and abandonment) of the Wells and such other wells and all related development, production and other operations conducted by the Company or a Subsidiary, and, to the knowledge of the Company, all such activities conducted by third party operators, have been conducted in compliance with all applicable Laws except, in each case, as would not have, individually or in the aggregate, a Company Material Adverse Effect.

(g) All Oil and Gas Interests operated by the Company and its Subsidiaries have been operated in all material respects in accordance with reasonable, prudent oil and gas field practices and in compliance with the applicable Oil and Gas Leases and applicable Law.

(h) None of the material Oil and Gas Interests of the Company or its Subsidiaries is subject to any preferential purchase, consent or similar right that would become operative as a result of the transactions contemplated by this Agreement.

(i) Except as may be contained in any Company Material Contract or any joint operating agreement to which the Oil and Gas Interests of the Company and its Subsidiaries

are subject, none of the Oil and Gas Interests of the Company or its Subsidiaries are subject to any Tax partnership agreement or provisions requiring a partnership income Tax Return to be filed under Subchapter K of Chapter 1 of Subtitle A of the Code.

Section 3.18 Insurance. The Company and its Subsidiaries maintain insurance in such amounts and against such risks substantially as the Company believes to be customary for the industries in which it and its Subsidiaries operate and as the management of the Company has in good faith determined to be prudent and appropriate. All material insurance policies maintained by or on behalf of the Company or any of its Subsidiaries as of the date of this Agreement are in full force and effect, and all premiums due on such policies have been paid by the Company or its Subsidiaries. The Company and its Subsidiaries are in compliance in all material respects with the terms and provisions of all material insurance policies maintained by or on behalf of the Company or any of its Subsidiaries as of the date of this Agreement, and neither the Company nor any of its Subsidiaries is in breach or default under, or has taken any action that could permit termination or material modification of, any material insurance policies.

Section 3.19 Opinion of Financial Advisor. The Company Special Committee has received the opinion of Evercore Group L.L.C. to the effect that, as of the date thereof and subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof, the aggregate Merger Consideration to be received by the holders of Company Common Stock (other than Pennsylvania and their respective Subsidiaries) in the Merger pursuant to this Agreement is fair, from a financial point of view, to such holders. The Company shall, promptly following the execution of this Agreement by all parties, furnish an accurate and complete copy of said opinion to Parent solely for informational purposes. The Company and Parent have been authorized by Evercore Group L.L.C. to permit the inclusion of such opinion of Evercore Group L.L.C. in its entirety and references thereto in the Proxy Statement and the Schedule 13E-3, subject to prior review and consent by Evercore Group L.L.C.

Section 3.20 Material Contracts.

(a) Except for this Agreement, the Company Benefit Plans, the Collective Bargaining Agreements and agreements filed as exhibits to the Company SEC Documents as of the date of this Agreement and neither the Company nor any of its Subsidiaries is a party to or bound by:

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii) any Contract that (A) imposes any material restriction on the right or ability of the Company or any of its Subsidiaries to compete with any other person or acquire or dispose of the securities of another person or (B) contains an exclusivity or “most favored nation” clause that restricts the business of the Company or any of its Subsidiaries in a material manner;

(iii) any mortgage, note, debenture, indenture, security agreement, guaranty, pledge or other agreement or instrument evidencing indebtedness for borrowed money or any guarantee of such indebtedness of the Company or any of its Subsidiaries in an amount in excess of $5,000,000;

(iv) any Contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties with a value, or requiring the payment of an annual amount by the Company and its Subsidiaries, in excess of $35,000,000;

(v) any material joint venture, partnership or limited liability company agreement or other similar Contract relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company, other than any such Contract solely between the Company and its Subsidiaries or among the Company’s Subsidiaries;

(vi) any Contract expressly limiting or restricting the ability of the Company or any of its Subsidiaries to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be;

(vii) any Contract that obligates the Company or any of its Subsidiaries to make any loans, advances or capital contributions to, or investments in, any person, other than (A) advances for expenses required under customary joint operating agreements and customary advances to operators of Oil and Gas Interests not covered by a joint operating agreement less than $25,000,000 or (B) any loan or capital contribution to, or investment in, (1) the Company or one of its wholly owned Subsidiaries, (2) any person (other than an officer, director or employee of the Company or any of its Subsidiaries) that is less than $500,000 to such person or (3) any officer, director or employee of the Company or any of its Subsidiaries that is less than $500,000 to such person;

(viii) any Contract providing for the sale by the Company or any of its Subsidiaries of Hydrocarbons that (A) excluding Contracts with market-based pricing mechanisms, has a remaining term of greater than 60 days and does not allow the Company or such Subsidiary to terminate it without penalty on 60 days’ notice or less or (B) contains a “take or pay” clause or any similar material prepayment or forward sale arrangement or obligation (excluding “gas balancing” arrangements associated with customary joint operating agreements) to deliver Hydrocarbons at some future time without then or thereafter receiving full payment therefor;

(ix) any Contract relating to a currently producing property that provides for a call or option on production, or acreage dedication to a gathering, transportation or other arrangement downstream of the wellhead, covering in excess of 50 MMcf (or, in the case of liquids, in excess of 750 barrels) of Hydrocarbons per day (calculated on a yearly average basis);

(x) any Oil and Gas Lease that contains express provisions (A) obligating the Company or any of its Subsidiaries to drill Wells, pursuant to which the

Company or any Subsidiary would reasonably be expected to be required to expend $1,000,000 on any individual Oil and Gas Lease or $5,000,000 in the aggregate on all obligations under Oil and Gas Leases, (B) establishing bonus obligations in excess of $1,500,000 that were not satisfied at the time of leasing or signing and that remain payable, (C) requiring payments or providing for a change in terms upon a change in control of the lessee or (D) providing for a fixed term, even if there is still production in paying quantities;

(xi) any agreement other than Oil and Gas Leases pursuant to which the Company or any of its Subsidiaries has paid amounts associated with any Production Burden in excess of $10,000,000 during the immediately preceding fiscal year or with respect to which the Company reasonably expects that it will make payments associated with any Production Burden in any of the next three succeeding fiscal years that could, based on current projections, exceed $10,000,000 per year;

(xii) any agreement which is a joint development agreement, exploration agreement or acreage dedication agreement (excluding, in respect of each of the foregoing, customary joint operating agreements) that either (A) is material to the operation of the Company and its Subsidiaries, taken as a whole, or (B) would reasonably be expected to require the Company and its Subsidiaries to make expenditures in excess of $100,000,000 in the aggregate during the 12-month period following the date hereof;

(xiii) any acquisition Contract that contains “earn out” or other contingent payment obligations, or remaining indemnity or similar obligations, that could reasonably be expected to result in payments after the date hereof by the Company or any of its Subsidiaries in excess of $10,000,000; and

(xiv) any material lease or sublease with respect to a Company Leased Real Property.

(xv) All contracts of the types referred to in clauses (i) through (xv) above are referred to herein as “Company Material Contracts.”

(b) Except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Subsidiary of the Company is in breach of or default under the terms of any Company Material Contract and, to the knowledge of the Company, no other party to any Company Material Contract is in material breach of or default under the terms of any Company Material Contract. Each Company Material Contract is a valid and binding obligation of the Company or the Subsidiary of the Company that is party thereto and, to the knowledge of the Company, of each other party thereto, and is in full force and effect, subject to the Remedies Exceptions.

Section 3.21 Reserve Reports. The Company has delivered or otherwise made available to Parent true and correct copies of all material written reports requested or commissioned by the Company or its Subsidiaries and delivered to the Company or its Subsidiaries in writing on or before the date of this Agreement estimating the Company’s and such Subsidiaries’ proved oil and gas reserves prepared by any unaffiliated person (each, a

“Report Preparer”) concerning the Oil and Gas Interests of the Company and such Subsidiaries as of December 31, 2011 (the “Company Reserve Reports”). The factual, non-interpretive data provided by the Company and its Subsidiaries to each Report Preparer in connection with the preparation of the Company Reserve Reports that was material to such Report Preparer’s estimates of the proved oil and gas reserves set forth in the Company Reserve Reports was, to the knowledge of the Company, as of the time provided (or as modified or amended prior to the issuance of the Company Reserve Reports) accurate, and to the knowledge of the Company there were no material errors in the assumptions and estimates provided by the Company and its Subsidiaries to any Report Preparer in connection with their preparation of the Company Reserve Reports. The Company’s internal proved reserve estimates prepared by management for the year ended December 31, 2011 were not, taken as a whole, materially lower than the conclusions in such Company Reserve Reports. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Company Reserve Reports that, individually or in the aggregate, has had or would have a Company Material Adverse Effect.

Section 3.22 Finders or Brokers. Except for Evercore Group L.L.C., neither the Company nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 3.23 State Takeover Statutes. The Company Board has taken all action necessary to render inapplicable to this Agreement and the transactions contemplated by this Agreement all potentially inapplicable state anti-takeover statutes or regulations (including Section 203 of the DGCL) and any similar provisions in the Company’s certificate of incorporation or bylaws, subject to receipt of the Company Stockholder Approval.

Section 3.24 No Additional Representations.

(a) The Company acknowledges that neither Parent nor Merger Sub makes any representation or warranty as to any matter whatsoever except as expressly set forth in ARTICLE IV or in any certificate delivered by Parent or Merger Sub to the Company in accordance with the terms hereof, and specifically (but without limiting the generality of the foregoing) that neither Parent nor Merger Sub makes any representation or warranty with respect to (i) any projections, estimates or budgets delivered or made available to the Company (or any of their respective affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of Parent and its Subsidiaries or (ii) the future business and operations of Parent and its Subsidiaries, and the Company has not relied on such information or any other representation or warranty not set forth in ARTICLE IV.

(b) The Company has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of Parent and its Subsidiaries and acknowledges that the Company has been provided access for such purposes. Except for the representations and warranties expressly set forth in ARTICLE IV or in any certificate delivered to the Company by Parent and Merger Sub in accordance with the terms hereof, in entering into this Agreement, the Company has relied solely upon its independent investigation and analysis of Parent and Parent’s Subsidiaries, and the Company acknowledges and agrees that it has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by Parent, its Subsidiaries, or any of their respective affiliates, stockholders, controlling persons or representatives that are not expressly set forth in ARTICLE IV or in any certificate delivered by Parent or Merger Sub to the Company, whether or not such representations, warranties or statements were made in writing or orally. The Company acknowledges and agrees that, except for the representations and warranties expressly set forth in ARTICLE IV or in any certificate delivered by Parent or Merger Sub to the Company, (i) Parent does not make, or has not made, any representations or warranties relating to themselves or their businesses or otherwise in connection with the transactions contemplated hereby and the Company is not relying on any representation or warranty except for those expressly set forth in this Agreement, (ii) no person has been authorized by Parent to make any representation or warranty relating to themselves or their business or otherwise in connection with the transactions contemplated hereby, and if made, such representation or warranty must not be relied upon by the Company as having been authorized by such party, and (iii) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to the Company or any of its representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information is the subject of any express representation or warranty set forth in ARTICLE IV.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in the forms, documents and reports filed or furnished prior to the date hereof by Parent or any of its Subsidiaries with the SEC (the “Parent SEC Documents”) (including any information set forth in any exhibit thereto but excluding any disclosures set forth in any risk factor section, any disclosure in any section relating to forward looking statements or any other statements that are predictive or primarily cautionary in nature other than historical facts included therein) or in the disclosure schedule delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Schedule”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant if specified therein and such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent), Parent and Merger Sub represent and warrant to the Company as follows:

Section 4.1 Qualification, Organization, Subsidiaries, etc. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority would not impair in any material respect the ability of each of Parent and Merger Sub, as applicable, to perform its obligations under this Agreement or prevent or materially delay the consummation of the Merger.

Section 4.2 Corporate Authority Relative to this Agreement; No Violation.

(a) Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, including the Merger. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by each of them of the Merger have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate action on the part of either Parent or Merger Sub is necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement and the consummation of the Merger. Parent Board, acting in accordance with the recommendation of the Parent Special Committee, has approved this Agreement and the Merger. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due and valid authorization, execution and delivery hereof by the Company, is the valid and binding obligation of each of Parent and Merger Sub enforceable against each of them in accordance with its terms, except as such enforcement may be subject to applicable bankruptcy, reorganization, insolvency, moratorium or other similar Laws affecting creditor’s rights generally and general principles of equitable relief.

(b) Other than in connection with or in compliance with (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) the Exchange Act, and the rules promulgated thereunder, (iii) the Securities Act, and the rules promulgated thereunder, (iv) applicable state securities, takeover and “blue sky” laws, (v) the rules and regulations of the NYSE, (vi) the HSR Act and any antitrust, competition or similar laws outside of the United States, and (vii) the approvals set forth in Section 4.2(b) of the Parent Disclosure Schedule (collectively, the “Parent Approvals”), and, subject to the accuracy of the representations and warranties of the Company in Section 3.3(b), no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by Parent or Merger Sub of the transactions contemplated by this Agreement, except for such authorizations, consents, orders, licenses, permits, approvals or filings that are not required to be obtained or made prior to consummation of such transactions or that, if not obtained or made, would not have, or be reasonably expect to have, individually or in the aggregate, a material adverse effect on Parent or Merger Sub.

(c) The execution and delivery by Parent and Merger Sub of this Agreement do not, and (assuming the Parent Approvals are obtained) the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not (i) result in any loss, or suspension, limitation or impairment of any right of Parent or any of its Subsidiaries to own or use any assets required for the conduct of their business or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon Parent or any of its Subsidiaries or result in the creation of any Liens other than Permitted Liens, in each case, upon any of the properties or assets of Parent or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the certificate of incorporation or bylaws or other equivalent organizational document, in each case as amended or restated, of Parent or any of its Subsidiaries or (iii) conflict with or violate any applicable Laws, except in the case of clauses (i) and (iii) for such losses, suspensions, limitations, impairments, conflicts, violations, defaults, terminations, cancellation, accelerations, or Liens as would not impair in any material respect the ability of each of Parent and Merger Sub, as applicable, to perform its obligations under this Agreement or prevent or materially delay the consummation of the Merger.

Section 4.3 Investigations; Litigation. As of the date hereof, except as would not have, individually or in the aggregate, a material adverse effect on Parent or Merger Sub, (a) there is no investigation or review pending (or, to the knowledge of Parent, threatened) by any Governmental Entity with respect to Parent or any of its Subsidiaries, (b) there are no actions, suits, inquiries, investigations, proceedings, subpoenas, civil investigative demands or other requests for information relating to potential violations of law pending (or, to the knowledge of Parent, threatened) against or affecting Parent or any of its Subsidiaries, or any of their respective properties and (c) there are no orders, judgments or decrees of, or before, any Governmental Entity against Parent or any of its Subsidiaries.

Section 4.4 Information Supplied. None of the information provided by or on behalf of Parent or its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3 will, at the date mailed to the Company’s stockholders and at the time of any meeting of Company stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by Parent with respect to statements made therein that were not specifically supplied in writing by or on behalf of Parent. The information supplied or to be supplied by Parent or the Trust for inclusion in the Form S-4 shall not, at the time the Form S-4 is filed with the SEC or at any time such document is amended or supplemented or declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 (solely with respect to the portion thereof based on information supplied or to be supplied by Parent or the Trust for inclusion therein, but excluding any portion thereof based on information supplied by the Company in writing expressly for inclusion therein, with respect to which no representation or warranty is made by Parent or the Trust) will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder and each such document required to be filed with any Governmental Entity will comply in all material respects with the provisions of any applicable Law as to the information required to be contained therein.

Section 4.5 Finders or Brokers. Neither Parent nor any of Parent’s Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission from the Company or any of its Subsidiaries or affiliates (other than Parent) in connection with or upon consummation of the Merger.

Section 4.6 Financing.

(a) Parent has delivered to the Company a true and complete copy (including all exhibits, schedules, annexes and amendments thereto and the related fee letters (redacted for provisions related to fees, pricing, “flex” terms (other than any “flex” term expressly permitted thereby to be disclosed to the Company), any other economic terms and other confidential terms but not, for the avoidance of doubt, as to any matters related to conditionality) of the executed debt commitment letters, dated as of the date of this Agreement, by and among certain of the Financing Sources and Parent providing for debt financing as described by such commitment letters (such commitment letters, including all such exhibits, schedules, annexes and amendments thereto and each related fee letter (redacted for provisions related to fees, pricing, “flex” terms (other than any “flex” term expressly permitted thereby to be disclosed to the Company), any other economic term and other confidential items but not, for the avoidance of doubt, as to any matters related to conditionality), collectively, the “Commitment Letters”), pursuant to which, upon the terms and subject to the conditions set forth or referred to therein, certain Financing Sources have agreed to lend the amounts set forth therein (the “Financing”), for the purpose of, inter alia, funding the Merger Consideration and the fees and expenses related thereto and pay for any refinancing of any outstanding indebtedness of the Company contemplated by this Agreement or the Commitment Letters. Assuming satisfaction of the conditions set forth in Section 6.1 and Section 6.3 and performance by the Company of its obligations under this Agreement, the proceeds to be disbursed pursuant to the agreements contemplated by the Commitment Letters and other cash available to Parent and its affiliates in the aggregate will be sufficient for Parent to pay the Merger Consideration and all related fees and expenses at the Closing.

(b) As of the date of this Agreement, each Commitment Letter is in full force and effect and is a valid and binding obligations of Parent and, to the knowledge of Parent, the other parties thereto, enforceable in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and to general principles of equity, including that equitable remedies are discretionary and may not be ordered), and is not subject to any conditions precedent related to the funding of the net proceeds of the Financing that are not set forth or otherwise contemplated in the copies of the Commitment Letters provided to the Company (it being understood that the related fee letters may be redacted by Parent by removing fees, pricing, “flex” terms (other than any “flex” term expressly permitted thereby to be disclosed to the Company), any other economic terms and other confidential terms, but not, for the avoidance of doubt, as to any matters related to conditionality).

(c) None of the Commitment Letters has been amended or modified prior to the date of this Agreement and the respective commitments contained therein have not been, to the knowledge of Parent, terminated, reduced, withdrawn or rescinded prior to the date of this Agreement.

(d) As of the date of this Agreement, none of the Financing Sources has notified Parent of its intention to terminate any Commitment Letter or not to provide the Financing.

(e) As of the date of this Agreement, Parent is not in default or breach under the terms and conditions of any Commitment Letter and no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach by Parent under the terms and conditions of any Commitment Letter. As of the date of this Agreement, Parent has no reason to believe that it or any other party thereto will be unable to satisfy any of the conditions to the Financing to be satisfied pursuant to each Commitment Letter on the Closing Date, provided that Parent is not making any representation or warranty regarding the effect of the inaccuracy of the representations or warranties set forth in ARTICLE III or non-compliance by the Company and its Affiliates with their respective obligations hereunder on any such condition to the Financing.

(f) As of the date of this Agreement, there are no side letters, understandings or other agreements relating to the Financing to which Parent or any of its Affiliates is a party that imposes conditions to the funding of the Financing, other than those set forth in the Commitment Letters.

(g) Parent or an Affiliate thereof on its behalf has fully paid any and all commitment or other fees required by the Commitment Letters to be paid prior to the date of this Agreement.

Section 4.7 No Additional Representations.

(a) Parent and Merger Sub acknowledge that the Company does not make any representation or warranty as to any matter whatsoever except as expressly set forth in ARTICLE III or in any certificate delivered by the Company to Parent or Merger Sub in accordance with the terms hereof, and specifically (but without limiting the generality of the foregoing) that the Company makes no representation or warranty with respect to (i) any projections, estimates or budgets delivered or made available to Parent or Merger Sub (or any of their respective affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Company and its Subsidiaries or (ii) the future business and operations of the Company and its Subsidiaries, and neither Parent nor Merger Sub has relied on such information or any other representations or warranties not set forth in ARTICLE III.

(b) Parent and Merger Sub have conducted their own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries and acknowledge that Parent and Merger Sub have been provided access for such purposes. Except for the representations and warranties expressly set forth in ARTICLE III or in any certificate delivered to Parent and Merger Sub by the Company in accordance with the terms hereof, in entering into this Agreement, each of Parent and Merger Sub have relied solely upon its independent investigation and analysis of the Company and the Company’s Subsidiaries, and Parent and Merger Sub acknowledge and agree that they have not been induced by and have not relied upon any representations, warranties or statements, whether express or implied, made by the Company, its Subsidiaries, or any of their respective affiliates, stockholders, controlling persons or representatives that are not expressly set forth in ARTICLE III or in any certificate delivered by Parent to the Company, whether or not such representations, warranties or statements were made in writing or orally. Parent and Merger Sub acknowledge and agree that, except for the representations and warranties expressly set forth in ARTICLE III or in any certificate delivered by the Company to Parent or Merger

Sub, (i) the Company does not make, or has not made, any representations or warranties relating to itself or its business or otherwise in connection with the transactions contemplated hereby and Parent and Merger Sub are not relying on any representation or warranty except for those expressly set forth in this Agreement, (ii) no person has been authorized by the Company to make any representation or warranty relating to itself or its business or otherwise in connection with the transactions contemplated hereby, and if made, such representation or warranty must not be relied upon by Parent or Merger Sub as having been authorized by the Company, and (iii) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Parent or Merger Sub or any of their representatives are not and shall not be deemed to be or include representations or warranties of the Company unless any such materials or information is the subject of any express representation or warranty set forth in ARTICLE III.

ARTICLE V.

COVENANTS AND AGREEMENTS

Section 5.1 Conduct of Business by the Company.

(a) From and after the date hereof until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 7.1 (the “Termination Date”), and except (i) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to the Company or any of its Subsidiaries, (ii) with the prior written consent of Parent, (iii) as may be expressly required by this Agreement or (iv) as set forth in Section 5.1(a) of the Company Disclosure Schedule, the Company covenants and agrees that the business of the Company and its Subsidiaries shall be conducted in the ordinary course of business, and shall use commercially reasonable efforts to preserve intact their present lines of business, maintain their material rights, franchises and Company Permits and preserve their relationships with customers and suppliers to the extent the preservation of such relationships is in the best interests of the Company; provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision.

(b) The Company agrees with Parent, on behalf of itself and its Subsidiaries, that from the date hereof and prior to the earlier of the Effective Time and the Termination Date, except (i) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to the Company or any of its Subsidiaries, (ii) as may be consented to by Parent, (iii) as may be expressly contemplated or required by this Agreement, or (iv) as set forth in Section 5.1(b) of the Company Disclosure Schedule, the Company:

(A) shall not adopt any amendments to its certificate of incorporation or bylaws or similar applicable organizational documents, and shall not permit any of its Subsidiaries to adopt any amendments to its certificate of incorporation or bylaws or similar applicable organizational documents (other than in the event of a Charter Amendment Approval);

(B) shall not, and shall not permit any of its Subsidiaries to, split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, except for any such transaction by a wholly owned Subsidiary of the Company which remains a wholly owned Subsidiary after consummation of such transaction;

(C) except in the ordinary course of business, shall not, and shall not permit any of its Subsidiaries that is not wholly owned by the Company or wholly owned Subsidiaries of any such Subsidiaries to, authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of the Company or its Subsidiaries), except (1) dividends or distributions by any Subsidiaries only to the Company or to any Subsidiary of the Company, and (2) dividends or distributions required under the applicable organizational documents of such entity in effect on the date of this Agreement;

(D) shall not, and shall not permit any of its material Subsidiaries to, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than the Merger and other than any mergers, consolidations, restructurings or reorganizations solely among the Company and its Subsidiaries or among the Company’s Subsidiaries;

(E) shall not, and shall not permit any of its Subsidiaries to, make any acquisition of any other person or business or make any loans, advances or capital contributions to, or investments in, any other person with a value in excess of $5,000,000 in the aggregate, except (1) as contemplated by the Company’s fiscal 2012 budget and capital expenditure plan, previously provided to Parent (the “Company 2012 Budget”) (whether or not such acquisition, loan, advance, capital contribution or investment is made during the 2012 fiscal year) or (2) as made in connection with any transaction among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries; provided, however, that the Company shall not, and shall not permit any of its Subsidiaries to, make any acquisition of any other person or business or make loans, advances or capital contributions to, or investments in, any other person that would reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger;

(F) shall not, and shall not permit any of its Subsidiaries to, sell, lease, license, transfer, exchange or swap, or otherwise dispose of or encumber any properties or non-cash assets other than sales of property and/or assets in the ordinary course of business consistent with past practice with a value in excess of $10,000,000 in the aggregate, except (1) sales, transfers and dispositions of obsolete or worthless equipment, (2) sales, transfers and dispositions of inventory, commodities and produced Hydrocarbons, crude oil and refined products in the ordinary course of business, or (3) sales, leases, transfers or other dispositions made in connection with any transaction among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries;

(G) shall not, and shall not permit any of its Subsidiaries to, authorize any capital expenditures in excess of $75,000,000 in the aggregate, except for (1) expenditures contemplated by the Company 2012 Budget (whether or not such capital expenditure is made during the 2012 fiscal year), (2) expenditures contemplated by the Company’s fiscal 2013 budget and capital expenditures plan, which shall not be greater than the expenditures contemplated by the Company 2012 Budget plus 10%, excluding extraordinary items contained in the Company 2012 Budget and including any rollover amount from the Company 2012 Budget, or (3) expenditures made in response to any emergency, whether caused by war, terrorism, weather events, public health events, outages or otherwise;

(H) shall not, and shall not permit any of its Subsidiaries to, enter into any new Contract to sell Hydrocarbons other than in the ordinary course of business consistent with past practice, but in no event having a duration longer than 60 days unless it may be terminated by the Company or such Subsidiary without penalty on 60 days’ notice or less;

(I) except as required by applicable Law or the terms of any Company Benefit Plan existing and as in effect on the date of this Agreement, shall not, and shall not permit any of its Subsidiaries to, (1) establish, adopt, amend, modify or terminate (or commit to establish, adopt, amend, modify or terminate) any Collective Bargaining Agreement, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, stock option, restricted stock agreement, plan or arrangement covering any current or former directors, officers, employees, individual independent contractors or other individual service providers of the Company or any of its Subsidiaries or other existing Company Benefit Plan, (2) increase in any manner the compensation, severance or benefits of any of the current or former directors, officers, employees, individual independent contractors or other individual service providers of the Company or its Subsidiaries, other than increases in base salary to employees who are not directors or officers in the ordinary course of business consistent with past practice, which shall not exceed 3% in the aggregate or 5% for any individual employee (in each case, on an annualized basis), (3) pay or award, or commit to pay or award, any bonuses or incentive compensation, other than in the ordinary course of business, (4) enter into any new or modify any existing employment, severance, termination, retention or consulting agreement with any current or former directors, officers, employees, individual independent contractors or other individual service providers of the Company or any of its Subsidiaries, (5) accelerate any rights or benefits or, other than in the ordinary course of business, make any determinations or interpretations with respect to any Company Benefit Plan, (6) fund any rabbi trust or similar arrangement, (7) grant or amend any equity awards or (8) hire or terminate the employment or services of (other than for cause) any officer, employee, or individual independent contractor who has target annual compensation greater than $500,000;

(J) shall not, and shall not permit any of its Subsidiaries to, materially change financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, SEC rule or policy or applicable Law;

(K) shall not, and shall not permit any of its Subsidiaries to, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of its capital stock or other ownership interest in the Company or any of its Subsidiaries or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire any such shares of capital stock, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable option under any existing Company Benefit Plans (except as otherwise provided by the terms of this Agreement or the express terms of any unexercisable or unexercised options or warrants outstanding on the date hereof), other than (1) issuances of shares of Company Common Stock in respect of the exercise or settlement of any Company Stock Awards outstanding on the date hereof, (2) the sale of shares of Company Common Stock pursuant to the exercise of Company Options if necessary to effectuate an option direction upon exercise or for withholding of Taxes, or (3) for transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries;

(L) shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, purchase, redeem or otherwise acquire any shares of the capital stock of any of them or any rights, warrants or options to acquire any such shares, except for transactions among the Company and its Subsidiaries or among the Company’s Subsidiaries;

(M) shall not, and shall not permit any of its Subsidiaries to, incur, assume, guarantee or otherwise become liable for any indebtedness for borrowed money or any guarantee of such indebtedness, except (1) for any indebtedness incurred in the ordinary course of business, (2) for any indebtedness among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, (3) for any indebtedness incurred to replace, renew, extend, refinance or refund any existing indebtedness on substantially the same or more favorable terms to the Company than such existing indebtedness, (4) for any guarantees by the Company of indebtedness of Subsidiaries of the Company or guarantees by the Company’s Subsidiaries of indebtedness of the Company or any Subsidiary of the Company, which indebtedness is incurred in compliance with this Section 5.1(b) and (5) with respect to any indebtedness not in accordance with clauses (1) through (4), for any indebtedness not to exceed $75,000,000 in aggregate principal amount outstanding at the time incurred by the Company or any of its Subsidiaries; provided, however, that in the case of each of clauses (1) through (5) such indebtedness does not impose or result in any additional restrictions or limitations that would be material to the Company and its Subsidiaries, or, following the Closing, Parent and its Subsidiaries, other than any obligation to make payments on such indebtedness and other than any restrictions or limitations to which the Company or any Subsidiary is currently subject under the terms of any indebtedness outstanding as of the date hereof;

(N) other than in the ordinary course of business, shall not, and shall not permit any of its Subsidiaries to, modify, amend or terminate, or waive any rights under any Company Material Contract or under any Company Permit, or enter into any new Contract which would be a Company Material Contract or which would reasonably be expected to, after the Effective Time, restrict or limit in any material respect Parent, the Company, the Surviving Corporation or any of their respective Affiliates from engaging in any business or competing in any geographic location with any person, except (i) in case of an emergency that, in the Company’s good faith determination, presents a reasonable likelihood of material property or environmental damage and/or any risk to human health or safety; (ii) in connection with terminations of employment or services in the ordinary course of business consistent with past practice; or (iii) Material Contracts in express furtherance of the Company 2012 Budget or 2013 budget;

(O) shall not, and shall not permit any of its Subsidiaries to, waive, release, assign, settle or compromise any claim, action or proceeding, other than waivers, releases, assignments, settlements or compromises (1) equal to or lesser than the amounts reserved with respect thereto on the balance sheet as of September 30, 2012 included in the Company SEC Documents or (2) that do not exceed $2,000,000 in the aggregate;

(P) shall not make, change or revoke any material Tax election, change any material tax accounting method, file any material amended Tax return, enter into any closing agreement, request any material Tax ruling, settle or compromise any material Tax proceeding, or surrender any claim for a material refund of Taxes;

(Q) except as otherwise permitted by this Agreement or for transactions between the Company and its Subsidiaries or among the Company’s Subsidiaries, shall not, and shall not permit any of its Subsidiaries, to prepay, redeem, repurchase, defease, cancel or otherwise acquire any indebtedness or guarantees thereof of the Company or any Subsidiary, other than (1) at stated maturity and (2) any required amortization payments and mandatory prepayments (including mandatory prepayments arising from any change of control put rights to which holders of such indebtedness or guarantees thereof may be entitled), in each case in accordance with the terms of the instrument governing such indebtedness as in effect on the date hereof; and

(R) shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions that are prohibited pursuant to clauses (A) through (Q) of this Section 5.1(b).

Section 5.2 Access.

(a) For purposes of furthering the transactions contemplated hereby, the Company shall use commercially reasonable efforts to afford Parent and (i) the officers and employees and (ii) the accountants, consultants, legal counsel, financial advisors (including the employees, consultants and Representatives thereof), financing sources and agents and other representatives of Parent reasonable access during normal business hours and upon reasonable prior notice from Parent, throughout the period prior to the earlier of the Effective Time and the Termination Date, to its and its Subsidiaries’ personnel and properties, contracts, commitments, books and records and any report, schedule or other document filed or received by it pursuant to the requirements of applicable Laws and with such additional accounting, financing, operating, environmental and other data and information regarding the Company and its Subsidiaries, as Parent may reasonably request for the purpose of facilitating the consummation of the Financing and the Merger. Notwithstanding the foregoing, the Company shall not be required to afford such access if it would unreasonably disrupt the operations of the Company or any of its Subsidiaries, would cause a violation of any Contract to which the Company or any of its Subsidiaries is a party, would cause a risk of a loss of privilege to the Company or any of its Subsidiaries or would constitute a violation of any applicable Law. Neither Parent nor any of its officers, employees or representatives, shall be permitted to perform any onsite procedures (including an onsite study) with respect to any property of the Company or any of the Company’s Subsidiaries without the Company’s prior written consent.

(b) The parties hereto hereby agree that all information provided to them or their respective officers, directors, employees or representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be governed in accordance with the confidentiality agreement, dated as of July 11, 2012, between the Company and Parent (the “Confidentiality Agreement”).

Section 5.3 Non-Solicitation by the Company.

(a) Except as expressly permitted by this Section 5.3, the Company shall, shall cause each of its Affiliates and its and their respective officers, directors and employees to, and shall direct the agents, financial advisors, investment bankers, attorneys, accountants and other representatives (collectively, “Representatives”) of the Company or any of its Affiliates to: (A) immediately cease any ongoing solicitation, knowing encouragement, discussions or negotiations with any persons that may be ongoing with respect to a Company Takeover Proposal, and promptly instruct (to the extent it has contractual authority to do so and has not already done so prior to the date of this Agreement) or otherwise request, any person that has executed a confidentiality or non-disclosure agreement within the 24-month period prior to the date of this Agreement in connection with any actual or potential Company Takeover Proposal to return or destroy all such information or documents or material incorporating confidential information in the possession of such person or its Representatives and (B) until the Effective Time or, if earlier, the Termination Date, not, directly or indirectly, (1) solicit, initiate or knowingly facilitate or knowingly encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Takeover Proposal, (2) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any non-public information in connection with or for the purpose of encouraging or facilitating, a Company Takeover Proposal (other than, solely in response to an unsolicited inquiry, to refer the inquiring person to this Section 5.3 and to limit its conversation or other communication exclusively to such referral), or (3) approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle (whether written or oral, binding or nonbinding) with respect to a Company Takeover Proposal. Except to the extent necessary to take any actions that the Company or any third party would otherwise be permitted to take pursuant to this Section 5.3 (and in such case only in accordance with the terms hereof) or with respect to the Standstill Waivers, (A) the Company and its Subsidiaries shall not release any third party from, or waive, amend or modify any provision of, or grant permission under, (1) any standstill provision in any agreement to which the Company or any of its Subsidiaries is a party or (2) any confidentiality provision in any agreement to which the Company or any of its Subsidiaries is a party other than, with respect to this clause (2), any waiver, amendment, modification or permission under a confidentiality provision that does not, and would not be reasonably likely to, facilitate, encourage or relate in any way to a Company Takeover Proposal or a potential Company Takeover Proposal and (B) the Company shall, and shall cause its Subsidiaries to, use their respective reasonable best efforts to (1) enforce the confidentiality and standstill provisions of any such agreement, and (2) immediately take all steps within their power necessary to terminate any waiver that may have been heretofore granted, to any person other than Parent or any of Parent’s Affiliates, under any such provisions.

(b) Notwithstanding anything to the contrary contained in Section 5.3(a), if at any time from and after the date of this Agreement and prior to obtaining the Company Stockholder Approval, the Company, directly or indirectly receives a bona fide, unsolicited written Company Takeover Proposal from any person that did not result from the Company’s, its Affiliates’ or the Company’s or its Affiliates’ Representatives breach of Section 5.3 and if the Company Board, acting upon the recommendation of the Company Special Committee if then in existence or otherwise by a majority of its Independent Directors, determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that such Company Takeover Proposal constitutes or would reasonably be expected to lead to a Company Superior Proposal, then the Company may, directly or indirectly, (A) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiaries, and afford access to the business, properties, assets, employees, officers, Contracts, books and records of the Company and its Subsidiaries, to the person who has made such Company Takeover Proposal and its Representatives and potential sources of financing; provided, that the Company shall substantially concurrently with the delivery to such person provide to Parent any non-public information concerning the Company or any of its Subsidiaries that is provided or made available to such person or its Representatives unless such non-public information has been previously provided or made available to Parent and (B) engage in or otherwise participate in discussions or negotiations with the person making such Company Takeover Proposal and its Representatives and potential sources of financing regarding such Company Takeover Proposal (including, as a part thereof, making counterproposals). “Acceptable Confidentiality Agreement” means any customary confidentiality agreement that contains provisions that are no less favorable to the Company than those applicable to Parent that are contained in the Confidentiality Agreement, provided that such confidentiality agreement (x) shall not prohibit compliance by the Company with any of the provisions of this Section 5.3 and (y) may contain a less restrictive standstill restriction.

(c) The Company shall promptly (and in no event later than 24 hours after receipt) notify, orally and in writing, Parent after receipt by the Company or any of its Representatives of any Company Takeover Proposal, including of the identity of the person making the Company Takeover Proposal and the material terms and conditions thereof, and shall promptly (and in no event later than 24 hours after receipt) provide copies to Parent of any written proposals, indications of interest, and/or draft agreements relating to such Company Takeover Proposal. The Company shall keep Parent reasonably informed, on a prompt basis, as to the status of (including changes to any material terms of, and any other material developments with respect to) such Company Takeover Proposal (including by promptly (and in no event later than 24 hours after receipt) providing to Parent copies of any additional or revised written proposals, indications of interest, and/or draft agreements relating to such Company Takeover Proposal). The Company agrees that it and its Subsidiaries will not enter into any agreement with any person subsequent to the date of this Agreement which prohibits the Company from providing any information to Parent in accordance with this Section 5.3.

(d) Except as expressly permitted by this Section 5.3(d) and, with respect to (i)(A) and (i)(B) of this sentence only, Section 5.3(e), the Company Board shall not (i) (A) fail to include the Company Recommendation in the Proxy Statement, (B) change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Parent, the Company Recommendation, (C) take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer (other than a recommendation against such offer or a customary “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) (it being understood that the Company Board may refrain from taking a position with respect to such a tender offer or exchange offer until the close of business as of the tenth business day after the commencement of such tender offer or exchange offer pursuant to Rule 14d-9(f) under the Exchange Act without such action being considered a Company Adverse Recommendation Change) or (D) adopt, approve or recommend, or publicly propose to adopt, approve or recommend to stockholders of the Company a Company Takeover Proposal (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”), or (ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, agreement, commitment or agreement in principle with respect to any Company Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 5.3(b)). Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Company Stockholder Approval is obtained, the Company Board may, acting upon the recommendation of the Company Special Committee if then in existence or otherwise by a majority of its Independent Directors make a Company Adverse Recommendation Change if, after receiving a bona fide, unsolicited Company Takeover Proposal that did not result from a breach of Section 5.3, the Company Board, acting upon the recommendation of the Company Special Committee if then in existence or otherwise by a majority of its Independent Directors, has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, that (i) such Company Takeover Proposal constitutes a Company Superior Proposal and (ii) in light of such Company Takeover Proposal, the failure to take such action would be inconsistent with the Company Board’s fiduciary duties under applicable Law; provided, however, that, prior to making such Company Adverse Recommendation Change, (A) the Company has given Parent at least four (4) business days’ prior written notice of its intention to take such action (which notice shall specify the material terms and conditions of any such Company Superior Proposal) and has contemporaneously provided to Parent a copy of the Company Superior Proposal, a copy of any proposed transaction agreements with the person making such Company Superior Proposal and a copy of any financing commitments relating thereto (or, if not provided in writing to the Company, a written summary of the material terms thereof), (B) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to propose revisions to the terms of this Agreement such that it would cause such Company Superior Proposal to no longer constitute a Company Superior Proposal, (C) following the end of such notice period, the Company Board, acting upon the recommendation of the Company Special Committee if then in existence or otherwise by a majority of its Independent Directors, shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent, and shall have determined, after consultation with its outside financial advisors and outside legal counsel, that the Company Superior Proposal would nevertheless continue to constitute a Company Superior Proposal if the revisions proposed by Parent were to be given effect, and (D) in the event of any change to any of the financial terms (including the form, amount and timing of payment of consideration) or any other material terms of such Company Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (A) above of this proviso and a new notice period under clause (A) of this proviso shall commence (except that the four (4) business day period notice period referred to in clause (A) above of this proviso shall instead be equal to the longer of (1) two business days and (2) the period remaining under the notice period under clause (A) of this proviso immediately prior to the delivery of such additional notice under this clause (D)) during which time the Company shall be required to comply with the requirements of this Section 5.3(d) anew with respect to such additional notice, including clauses (A) through (D) above of this proviso; and provided, further, that the Company has complied in all material respect with its obligations under this Section 5.3.

(e) Other than in connection with a Company Superior Proposal (which shall be subject to Section 5.3(d) and shall not be subject to this Section 5.3(e)), nothing in this Agreement shall prohibit or restrict the Company Board from making a Company Adverse Recommendation Change in response to an Intervening Event if the Company Board, acting upon the recommendation of the Company Special Committee if then in existence or otherwise by a majority of its Independent Directors, has determined in good faith, after consultation with its outside legal counsel, that the failure of the Company Board to make a Company Adverse Recommendation Change would reasonably be likely to be inconsistent with the Company Board’s fiduciary duties under applicable Law; provided, however, that, prior to making such Company Adverse Recommendation Change, (A) the Company has given Parent at least four (4) business days prior written notice of its intention to take such action, which notice shall specify the reasons therefor, (B) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period after giving any such notice, to the extent Parent wishes to negotiate, to enable Parent to propose revisions to the terms of this Agreement such that it would not permit the Company Board to make a Company Adverse Recommendation Change pursuant to this Section 5.3(e), (C) following the end of such notice period, the Company Board shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent, and shall have determined, after consultation with its outside financial advisors and outside legal counsel, that failure to make a Company Adverse Recommendation Change in response to such Intervening Event would be inconsistent with the Company Board’s fiduciary duties under applicable Law and (D) in the event of each and every change to the material facts and circumstances relating to such Intervening Event, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (A) above of this proviso and a new notice period under clause (A) of this proviso shall commence (except that the four (4) business day notice period referred to in clause (A) above of this proviso shall instead be equal to the longer of (1) two business days and (2) the period remaining under the notice period under clause (A) of this proviso immediately prior to the delivery of such additional notice under this clause (D)), during which time the Company shall be required to comply with the requirements of this Section 5.3(e) anew with respect to such additional notice, including clauses (A) through (D) above of this proviso.

(f) Nothing contained in this Section 5.3 shall prohibit the Company or the Company Board from taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or from making any “stop, look and listen” communication or any other similar disclosure to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act if, in the determination in good faith of the Company Board, acting upon the recommendation of the Company Special Committee if then in existence or otherwise by a majority of its Independent Directors, after consultation with outside counsel, the failure so to disclose would reasonably be likely to be inconsistent with the fiduciary duties under applicable Law or obligations under applicable federal securities Law of the Company Board; provided, that any such position or disclosure (other than any “stop, look and listen” communication that includes a reaffirmation of the Company Recommendation) shall be deemed to be a Company Adverse Recommendation Change unless the Company Board expressly and concurrently reaffirms the Company Recommendation.

Section 5.4 Filings; Other Actions.

(a) As promptly as reasonably practicable following the date of this Agreement, the Company shall prepare and file with the SEC the preliminary Proxy Statement, Parent shall, and shall cause the Trust to, prepare and file with the SEC the Form S-4 and the Company and Parent shall jointly prepare and file the Schedule 13E-3 with the SEC, and the Company and Parent shall cooperate with each other in connection with the preparation of the foregoing. Parent shall reasonably cooperate with the Company in the preparation of the Proxy Statement and the Schedule 13E-3, including by providing the Company with any information regarding Parent or Merger Sub that is reasonably required to be included in the Proxy Statement or the Schedule 13E-3. The Company shall reasonably cooperate with Parent and the Trust in the preparation of the Form S-4, including by providing Parent and the Trust with any information regarding the Company or its properties or assets that is reasonably requested by Parent and required to be included in the Form S-4. The Company shall use its reasonable best efforts to respond to any comments of the SEC or its staff, to clear the preliminary Proxy Statement and the Schedule 13E-3 with the SEC as promptly as practicable after filing and to cause the Proxy Statement and Schedule 13E-3 to be mailed to the Company’s stockholders as promptly as practicable after responding to all such comments to the satisfaction of the SEC (or as otherwise directed by Parent with respect to coordinating with the mailing of the Form S-4). Parent and the Trust shall use their reasonable best efforts to respond to any comments of the SEC or its staff, to have the Form S-4 declared effective by the SEC as promptly as practicable after filing, and to cause the Form S-4 to be mailed to the Company’s stockholders as promptly as practicable after it is declared effective. Each of the Company and Parent will advise the other party, promptly after it receives notice thereof, of any request by the SEC or its staff for amendments or supplements to the Proxy Statement, the Schedule 13E-3 or the Form S-4, as applicable, or comments thereon or responses thereto or requests by the SEC or its staff for additional information. The Company will promptly provide Parent with copies of all correspondence between the Company (or its Representatives) and the SEC (or its staff) regarding the Proxy Statement, the Schedule 13E-3 or the Merger. No filing of, or amendment or supplement to, or correspondence to the SEC or its staff with respect to, the Proxy Statement or the Schedule 13E-3 will be made by the Company, without providing Parent and Merger Sub a reasonable opportunity to review and comment thereon (and the Company shall give reasonable consideration to all reasonable comments suggested by Parent, Merger Sub or their counsel). If at any time prior to the Company Stockholders’ Meeting there shall occur any event that is required to be set forth in an amendment or supplement to the Proxy Statement or the Schedule 13E-3, the Company shall as promptly as reasonably practicable prepare and mail to its stockholders such an amendment or supplement.

(b) As promptly as reasonably practicable following the clearance of the Proxy Statement and the Schedule 13E-3 by the SEC and the declaration of effectiveness of the Form S-4, the Company shall take all action necessary in accordance with applicable Laws and the Company Organizational Documents to duly give notice of, convene and hold a meeting of its stockholders (including any postponement or adjournment thereof) for the purpose of obtaining the Company Stockholder Approval (the “Company Stockholders’ Meeting”). Notwithstanding anything to the contrary contained in this Agreement, the Company shall not adjourn or postpone the Company Stockholders’ Meeting without Parent’s consent; provided that without Parent’s consent, the Company may adjourn or postpone the Company Stockholders Meeting after consultation with Parent (i) to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement, Form S-4 or Schedule 13E-3 is provided to the stockholders of the Company within a reasonable amount of time in advance of the Company Stockholders’ Meeting or (ii) if as of the time for which the Company Stockholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders’ Meeting or to solicit additional proxies and votes in favor of adoption of this Agreement if sufficient votes to constitute the Company Stockholder Approval have not been obtained. Subject to making a Company Adverse Recommendation Change, the Company Board shall recommend the adoption of this Agreement and shall take all lawful action to solicit such adoption of this Agreement. In the event that subsequent to the date hereof, the Company Board determines to make a Company Adverse Recommendation Change, the Company shall nevertheless submit this Agreement to the holders of the Company Common Stock for adoption at the Company Stockholders’ Meeting and take all other action necessary or advisable to solicit the vote or consent of its stockholders required by the rules of the NYSE or applicable law, and shall not submit to the vote of its stockholders any Company Takeover Proposal other than the Merger unless this Agreement shall have been terminated in accordance with its terms prior to such meeting.

(c) At the Company Stockholders’ Meeting or any postponement or adjournment thereof, Parent and Merger Sub shall vote, or cause to be voted, all of the shares of Company Common Stock then beneficially owned by either of them or any of their Subsidiaries and controlled affiliates in favor of the adoption of this Agreement.

(d) As promptly as reasonably practicable following the date of this Agreement, Parent will cause the Trust to prepare and file with the SEC a shelf registration statement on any appropriate form under the Securities Act (the “Shelf Registration Statement”) relating to the transfer of Royalty Trust Units to holders of Company Convertible Securities upon conversion of such holders’ Company Convertible Securities. Parent shall reasonably cooperate with the Trust in the preparation of the Shelf Registration Statement, including by providing the Trust with any information regarding Parent, the Company or their respective properties or assets that is reasonably requested by Parent and required to be included in the Shelf Registration

Statement. Parent and the Trust shall use their reasonable best efforts to respond to any comments of the SEC or its staff, to have the Shelf Registration Statement declared effective by the SEC as promptly as practicable after filing but in no event later than the Effective Time, and to cause the Shelf Registration Statement to remain continuously effective until the earlier of (i) the conversion, exchange, repurchase or redemption of all Company Convertible Securities or (ii) the maturity of each series of Company Convertible Securities.

Section 5.5 Employee Matters.

(a) Effective as of the Effective Time and for a period of one year thereafter, Parent shall provide, or shall cause the Surviving Corporation to provide, to employees of the Company or its Subsidiaries who continue to be employed by Parent or the Surviving Corporation or any of their respective Subsidiaries following the Effective Time (the “Company Employees”) for so long as the applicable Company Employee remains employed by Parent or the Surviving Corporation, compensation and benefits that are substantially comparable in the aggregate to the compensation and benefits paid and provided to similarly situated employees of Parent and its Subsidiaries (other than the Company and its Subsidiaries); provided, that for purposes of the foregoing sentence the Company Benefit Plans provided to employees of the Company as of immediately prior to the Effective Time shall remain in place and be deemed to be substantially comparable, on an aggregate basis, to those provided to similarly situated employees of Parent and its Subsidiaries for purposes of this sentence, it being understood that the Company Employees may commence participation in Parent’s benefit plans on different dates following the Effective Time with respect to different benefit plans.

(b) Following the Closing Date, Parent shall, or shall cause the Surviving Corporation to, cause any employee benefit plans sponsored or maintained by Parent or the Surviving Corporation or their Subsidiaries in which the Company Employees are eligible to participate following the Closing Date (collectively, the “Post-Closing Plans”) to recognize the service of each Company Employee with the Company and its Subsidiaries and all of their respective predecessor entities prior to the Closing Date for purposes of eligibility, vesting and benefit accrual rates or contribution rates under such Post-Closing Plans, in each case, to the same extent such service was recognized immediately prior to the Effective Time under a comparable Company Benefit Plan in which such Company Employee was eligible to participate immediately prior to the Effective Time; provided that such recognition of service shall not (i) apply for benefit accrual purposes of any defined benefit retirement plan or plan that provides retiree welfare benefits, (ii) operate to duplicate any benefits of a Company Employee with respect to the same period of service, (iii) apply for purposes of any plan, program or arrangement (x) under which similarly-situated employees of Parent and its Subsidiaries do not receive credit for prior service or (y) that is grandfathered or frozen, either with respect to level of benefits or participation. With respect to any Post-Closing Plan that provides medical, dental or vision insurance benefits, for the plan year in which such Company Employee is first eligible to participate, Parent shall use reasonable best efforts to (A) cause any pre-existing condition limitations or eligibility waiting periods under such plan to be waived with respect to such Company Employee to the extent such limitation would have been waived or satisfied under the Company Benefit Plan in which such Company Employee participated immediately prior to the Effective Time, and (B) credit each Company Employee for an amount equal to any medical, dental or vision expenses incurred by such Company Employee in the year that includes the

Closing Date (or, if later, the year in which such Covered Employee is first eligible to participate in such Post-Closing Plan) for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such Post-Closing Plan to the extent such expenses would have been credited under the Company Benefit Plan in which such Company Employee participated immediately prior to the Effective Time, subject to the applicable information being provided to Parent. Such credited expenses shall also count toward any annual or lifetime limits, treatment or visit limits or similar limitations that apply under the terms of the applicable plan.

(c) Notwithstanding anything contained in this Agreement to the contrary, following the Effective Time, while employed by Parent or the Surviving Corporation, the Company Employees whose employment is governed by a Collective Bargaining Agreement shall be provided compensation and benefits pursuant to the terms of the applicable Collective Bargaining Agreement as in effect from time to time.

(d) If requested by Parent in writing delivered to the Company not less than ten (10) business days before the Closing Date, the Board of Directors of the Company (or the appropriate committee thereof) shall adopt resolutions and take such corporate action as is necessary to terminate, subject to the consummation of the transactions contemplated by this Agreement, and effective as of immediately prior to the Effective Time, the McMoRan Exploration Co. Employee Capital Accumulation Program (the “Company 401(k) Plan”). Following the Effective Time, the assets of the Company 401(k) Plan shall be distributed to the participants, and Parent shall permit the Company Employees who are then actively employed to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) to Parent’s 401(k) plan. Individual account balances shall be valued as of the date of transfer, and the transfer shall be in cash, except that outstanding loan balances shall be transferred in the form of notes or other documentation evidencing such loans.

(e) From and after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, honor all accrued and vested benefits under the Company Benefit Plans in accordance with their terms as in effect immediately before the Effective Time and applicable Law as such agreements and arrangements may be modified or terminated in accordance with their terms from time to time.

(f) Nothing in this Agreement shall confer upon any Company Employee or other service provider any right to continue in the employ or service of Parent, the Surviving Corporation or any affiliate of Parent, or shall interfere with or restrict in any way the rights of Parent, the Surviving Corporation or any of their affiliates, which rights are hereby expressly reserved, to discharge or terminate the services of any Company Employee at any time for any reason whatsoever, with or without cause. In no event shall the terms of this Agreement be deemed to (i) establish, amend, or modify any Company Benefit Plan or any “employee benefit plan” as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by Parent, Surviving Corporation, the Company or any of their Subsidiaries (including, after the Closing Date, Company and its Subsidiaries) or affiliates; or (ii) alter or limit the ability of Parent, the Surviving Corporation or any of their Subsidiaries (including, after the Closing Date, Company and its Subsidiaries) or affiliates to amend, modify or terminate any Company Benefit Plan, employment agreement or any other benefit or employment plan, program, agreement or arrangement after the Closing Date. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 5.5 shall create any third party beneficiary rights in any Company Employee or current or former service provider of the Company or its affiliates (or any beneficiaries or dependents thereof).

Section 5.6 Regulatory Approvals; Efforts.

(a) Prior to the Closing, Parent, Merger Sub and the Company shall use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under any applicable Laws to consummate and make effective the Merger including (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the Merger, (ii) the satisfaction of the conditions to consummating the Merger, (iii) taking all reasonable actions necessary to obtain (and cooperating with each other in obtaining) any consent, authorization, Order or approval of, or any exemption by, any third party, including any Governmental Entity (which actions shall include furnishing all information and documentary material required under the HSR Act) required to be obtained or made by Parent, Merger Sub, the Company or any of their respective Subsidiaries in connection with the Merger or the taking of any action contemplated by this Agreement, and (iv) the execution and delivery of any additional instruments necessary to consummate the Merger and to fully carry out the purposes of this Agreement. Additionally, each of Parent, Merger Sub and the Company shall use reasonable best efforts to fulfill all conditions precedent to the Merger and shall not take any action after the date of this Agreement that would reasonably be expected to materially delay the obtaining of, or result in not obtaining, any permission, approval or consent from any such Governmental Entity necessary to be obtained prior to Closing. To the extent that transfers of any permits issued by any Governmental Entity are required as a result of the execution of this Agreement or the consummation of the Merger, the parties hereto shall use reasonable best efforts to effect such transfers.

(b) Parent and the Company shall each keep the other apprised of the status of matters relating to the completion of the Merger and work cooperatively in connection with obtaining all required consents, authorizations, Orders or approvals of, or any exemptions by, any Governmental Entity undertaken pursuant to the provisions of this Section 5.6. In that regard, prior to the Closing, each party shall promptly consult with the other parties to this Agreement with respect to, provide any necessary information with respect to (and, in the case of correspondence, provide the other parties (or their counsel) copies of), all filings made by such party with any Governmental Entity or any other information supplied by such party to, or correspondence with, a Governmental Entity in connection with this Agreement and the Merger. Each party to this Agreement shall promptly inform the other parties to this Agreement, and if in writing, furnish the other party with copies of (or, in the case of oral communications, advise the other party orally of) any communication from any Governmental Entity regarding the Merger, and permit the other party to review and discuss in advance, and consider in good faith the views of the other party in connection with, any proposed communication with any such Governmental Entity. If any party to this Agreement or any Representative of such parties receives a request for additional information or documentary material from any Governmental Entity with respect to the Merger, then such party will use reasonable best efforts to make, or cause to be made, promptly and after consultation with the other parties to this Agreement, an appropriate response in substantial compliance with such request. Neither party shall participate in any meeting or teleconference with any Governmental Entity where material issues would likely be discussed in connection with this Agreement and the Merger unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate thereat. Each party shall furnish the other party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and any such Governmental Entity with respect to this Agreement and the Merger, and furnish the other party with such necessary information and reasonable assistance as the other party may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Entity; provided, however, that materials provided pursuant to this Section 5.6 may be redacted (i) to remove references concerning the valuation of the Company and the Merger or other confidential information, (ii) as necessary to comply with contractual arrangements, and (iii) as necessary to address reasonable privilege concerns.

(c) The Company and Parent shall use reasonable best efforts to file, as promptly as practicable, but in any event no later than ten (10) business days after the date of this Agreement, all notifications required under the HSR Act. In the event that the parties receive a request for information or documentary material pursuant to the HSR Act (a “Second Request”), the parties will use their respective reasonable best efforts to respond to such Second Request as promptly as practicable, and counsel for both parties will closely cooperate during the entirety of any such Second Request review process.

(d) In furtherance, and not in limitation of the foregoing, Parent shall (and shall use reasonable best efforts to cause Pennsylvania to) take any and all action necessary to obtain expiration or early termination of the waiting period under the HSR Act with respect to the transactions contemplated by this Agreement and the Pennsylvania Merger Agreement, including but not limited to: (i) selling or otherwise disposing of, or holding separate and agreeing to sell or otherwise dispose of, assets, categories of assets or businesses of the Company or Parent or their respective Subsidiaries; (ii) terminating, entering into or modifying existing relationships, contractual rights or obligations of the Company or Parent or their respective Subsidiaries; (iii) terminating any venture or other arrangement; or (iv) creating any relationship, contractual rights or obligations of the Company or Parent or their respective Subsidiaries (each a “Divestiture Action”) in an effort to ensure that no Governmental Entity enters any order, decision, judgment, decree, ruling, injunction (preliminary or permanent), or establishes any law, rule, regulation or other action preliminarily or permanently restraining, enjoining or prohibiting the consummation of the Merger. Parent may condition the entry of a Divestiture Action on consummation of the Merger. In the event a Governmental Entity institutes (or threatens to institute) any action challenging the transactions contemplated by this Agreement as violative of any U.S. antitrust law, Parent and the Company shall cooperate and use reasonable best efforts to vigorously contest and resist any such Action, and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction or other order whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, or restricts consummation of the Merger, including by pursuing administrative or judicial appeal, and Parent shall take all action necessary, including but not limited to any Divestiture Action, in an effort to resolve such action so as to permit such consummation prior to the End Date. To assist Parent in complying with its obligations set forth in this Section, at Parent’s request the Company shall, and shall cause its Subsidiaries to, enter into one or more agreements prior to the Closing with respect to any

Divestiture Action; provided, however, that the consummation of the transactions provided for in any such agreement for a Divestiture Action shall be conditioned upon the Closing. Notwithstanding anything in this Agreement to the contrary, nothing in this Section or elsewhere shall require, or be deemed to require, Parent to take or agree to take any Divestiture Action if doing so would, individually or in the aggregate, be reasonably likely to result in a Company Material Adverse Effect or a material adverse effect on Parent.

(e) Notwithstanding anything to the contrary contained herein, the parties agree that it is Parent’s sole right to devise the strategy for all filings, notifications, submissions and communications in connection with any filing, notice, petition, statement, registration, submission of information, application or similar filing subject to this Section 5.6.

Section 5.7 Takeover Statutes. If any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other similar state anti-takeover Laws and regulations may become, or may purport to be, applicable to the Merger or any other transactions contemplated hereby, each of the Company and Parent shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

Section 5.8 Public Announcements. Parent and the Company shall use reasonable best efforts to develop a joint communications plan and each party shall use reasonable best efforts to ensure that all press releases and other public statements with respect to the transactions contemplated hereby, to the extent they have not been previously issued or disclosed, shall be consistent with such joint communications plan. Unless otherwise required by applicable Law or by obligations pursuant to any listing agreement with or rules of any securities exchange, each party shall consult with each other before issuing any press release or public statement with respect to the Merger and, subject to the requirements of applicable Law or the rules of any securities exchange, shall not issue any such press release or public statement prior to such consultation. Parent and the Company agree to issue a mutually acceptable initial joint press release announcing this Agreement.

Section 5.9 Indemnification and Insurance.

(a) Parent and Merger Sub agree that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the current or former, directors, officers or employees, as the case may be, of the Company or its Subsidiaries as provided in their respective certificate of incorporation or bylaws or other organizational documents or in any agreement shall survive the Merger and shall continue in full force and effect. For a period of six years from the Effective Time, Parent and the Surviving Corporation shall maintain in effect any and all exculpation, indemnification and advancement of expenses provisions of the Company’s and any of its Subsidiaries’ certificate of incorporation and bylaws or similar organizational documents in effect immediately prior to the Effective Time or in any indemnification agreements of the Company or its Subsidiaries with any of their respective current or former directors, officers or employees in effect immediately prior to the

Effective Time, and shall not amend, repeal or otherwise modify any such provisions or the exculpation, indemnification or advancement of expenses provisions of the Surviving Corporation’s certificate of incorporation and bylaws in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were current or former directors, officers or employees of the Company or any of its Subsidiaries; provided, however, that all rights to indemnification in respect of any Action pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim.

(b) The Surviving Corporation shall (and Parent shall cause the Surviving Corporation to), to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the foregoing) each current and former director, officer or employee of the Company or any of its Subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Company or any of its Subsidiaries (each, together with such person’s heirs, executors or administrators, an “Indemnified Party”), in each case against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by applicable Law; provided, however, that the Indemnified Party to whom expenses are advanced provides an undertaking consistent with the Company Organizational Documents to repay such amounts if it is ultimately determined that such person is not entitled to indemnification), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (an “Action”), arising out of, relating to or in connection with any action or omission by them in their capacities as such occurring or alleged to have occurred whether before or after the Effective Time (including acts or omissions in connection with such Indemnified Party serving as an officer, director, employee or other fiduciary of any entity if such service was at the request or for the benefit of the Company). In the event of any such Action, the Surviving Corporation shall cooperate with the Indemnified Party in the defense of any such Action.

(c) For a period of six years from the Effective Time, Parent shall cause to be maintained in effect the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the date hereof by the Company and its Subsidiaries or provide substitute policies for the Company and its current and former directors and officers who are currently covered by the directors’ and officers’ liability insurance and fiduciary liability insurance coverage in effect as of the date hereof by the Company and its Subsidiaries, in either case, of not less than the existing coverage and have other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage with respect to matters existing or arising on or before the Effective Time; provided, however, that Parent shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by the Company prior to the date hereof in respect of the coverages (the “Maximum Amount”) required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount. Notwithstanding anything to the contrary herein, the Company may, prior to the Effective Time, purchase a “tail policy” with respect to acts or omissions occurring or alleged to have occurred prior to the

Effective Time that were committed or alleged to have been committed by such Indemnified Parties in their capacity as such; provided that such “tail policy” shall provide coverage in an amount not less than the existing coverage and to have other terms not less favorable to the Indemnified Parties than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage in effect as of the date hereof by the Company and its Subsidiaries; provided further in no event shall the cost of such policy, if purchased by the Company, exceed six (6) times the Maximum Amount and, if such a “tail policy” is purchased, Parent shall have no further obligations under this Section 5.9(c). The Surviving Corporation shall maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(d) Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 5.9.

(e) The rights of each Indemnified Party shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the certificate of incorporation or bylaws or other organizational documents of the Company or any of its Subsidiaries or the Surviving Corporation, any other indemnification arrangement, the DGCL or otherwise.

(f) The obligations of Parent and the Surviving Corporation under this Section 5.9 shall not be terminated, amended or modified in any manner so as to adversely affect any Indemnified Party (including their successors, heirs and legal representatives) to whom this Section 5.9 applies without the consent of such Indemnified Party. It is expressly agreed that, notwithstanding any other provision of this Agreement that may be to the contrary, (i) the Indemnified Parties to whom this Section 5.9 applies shall be third-party beneficiaries of this Section 5.9, and (ii) this Section 5.9 shall survive consummation of the Merger and shall be enforceable by such Indemnified Parties and their respective successors, heirs and legal representatives against Parent and the Surviving Corporation and their respective successors and assigns.

(g) In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then and in each such case, the Surviving Corporation shall cause proper provision to be made so that the successors and assigns of the Surviving Corporation assume the obligations set forth in this Section 5.9.

Section 5.10 Control of Operations. Without in any way limiting any party’s rights or obligations under this Agreement, the parties understand and agree that (a) nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, the right to control or direct the other party’s operations prior to the Effective Time and (b) prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 5.11 Financing and Financing Cooperation.

(a) Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, advisable or proper to arrange, and obtain the Financing on the terms and conditions described in the Commitment Letters by the Closing, including using reasonable best efforts to (i) maintain in effect each Commitment Letter (provided that such Commitment Letters may be amended, supplemented, modified and replaced as set forth below), (ii) satisfy on a timely basis all conditions applicable to Parent to the funding of the Financing set forth in each Commitment Letters and within Parent’s control (other than any condition where the failure to be so satisfied is a direct result of the Company’s failure to furnish information to Parent) and (iii) negotiate and enter into definitive agreements with respect thereto on the terms and conditions contemplated by the Commitment Letters (including any “flex” provisions), or terms and conditions not materially less favorable (taken as a whole) to Parent than the terms and conditions contemplated by each Commitment Letters (including any “flex” provisions) which terms and conditions would not reasonably be expected to prevent, materially delay or materially impede the consummation of the Financing or the Merger.

(b) Prior to the Closing, Parent shall not, and shall not permit Merger Sub to, agree to or permit any termination, amendment, replacement, supplement or other modification of, or waive any of its material rights under, any Commitment Letter without the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed); provided that Parent and Merger Sub may, without the Company’s prior written consent (x) enter into any amendment, replacement, supplement or other modification to or waiver of any provision of any Commitment Letter that does not contain any provisions that would reasonably be expected to prevent, materially delay or materially impede the consummation of the Financing or the Merger; and (y) amend, replace, supplement or otherwise modify any Commitment Letter (subject to the terms and conditions thereof) to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed such Commitment Letters as of the date of this Agreement. Upon any such amendment, replacement, supplement or modification, the term “Commitment Letters” shall include any such Commitment Letter as so amended, replaced, supplemented or modified. For the avoidance of doubt, each of Parent and Merger Sub may, if it so determines in its discretion, arrange for alternative financing for the Merger from a third party or parties reasonably satisfactory to Parent (and thereafter the “Commitment Letter” (as modified in singular form if the context requires) and the “Financing” as defined herein shall refer to such financing commitment in respect of such alternative financing) on terms and conditions not materially less favorable to Parent (taken as a whole), if such alternative financing does not contain any provisions that would reasonably be expected to prevent, materially delay or materially impede the consummation of the Financing or the Merger. If any such alternate financing is obtained Parent shall promptly and in any event within one Business Day provide the Company with a copy of any new financing commitment (redacted for provisions related to fees, pricing, “flex” terms, any other economic terms and other confidential terms but not, for the avoidance of doubt, as to any matters related to conditionality) that provides for such alternative financing.

(c) In the event any portion of the Financing becomes unavailable on the terms and conditions described in or contemplated by the Commitment Letters (including the “flex” provision) for any reason, or Parent and Merger Sub determines in their discretion, to arrange for alternative financing for the Merger from a third party or parties reasonably satisfactory to Parent on terms and conditions not materially less favorable to Parent (taken as a whole), provided that such alternative financing does not contain any provisions that would reasonably be expected to prevent, materially delay or materially impede the consummation of the Merger, Parent shall use its reasonable best efforts to arrange and obtain alternative financing from the same or alternative sources reasonably satisfactory to Parent (the “Alternative Financing”) in an amount sufficient and on terms and conditions not materially less favorable (taken as a whole) than those described in the Commitment Letters (which terms and conditions would not reasonably be expected to prevent, materially delay or materially impede the consummation of the Financing or the Merger) to enable Parent to fund the payment of the cash component of the aggregate Merger Consideration (and thereafter the “Commitment Letters” and the “Financing” as defined herein shall refer to such financing commitment for the Alternative Financing). If an Alternative Financing is required in accordance with this Section 5.11, Parent shall promptly, and in any event within one Business Day provide the Company with a copy of any new financing commitment (redacted for provisions related to fees, pricing, “flex” terms, any other economic terms and other confidential terms but not, for the avoidance of doubt, as to any matters related to conditionality) that provides for such Alternative Financing, and thereafter the “Commitment Letters” (as modified to singular form if the context requires) as defined herein shall refer to such financing commitment in respect of the Alternative Financing.

(d) Prior to the Effective Time, the Company shall, and shall cause its Subsidiaries and their respective Representatives to (at the sole expense of Parent), provide all cooperation that is usual and customary for similar financings and otherwise as may be reasonably necessary, proper or advisable in connection with the Financing or any Alternative Financing by Parent or any of its affiliates in connection with the Merger as may be reasonably requested by Parent or its Representatives. Without limiting the generality of the foregoing, the Company shall, and shall cause its Subsidiaries and their respective Representatives to (i) furnish, as promptly as practicable, the report of the Company’s auditor on the most recently available audited consolidated financial statements of the Company and its Subsidiaries and use its reasonable best efforts to obtain the consent of such auditor to the use of such report in accordance with normal custom and practice and use reasonable best efforts to cause such auditor to provide customary comfort letters (which shall provide “negative assurance” comfort) to the underwriters, initial purchasers or placement agents, as applicable, in connection with any such Financing or Alternative Financing; (ii) furnish, as promptly as practicable (A) any financial statements, schedules or other financial data or information relating to the Company and its Subsidiaries reasonably requested by Parent or its Representatives as may be necessary, proper or advisable to consummate the Financing or the Alternative Financing, including financial statements, financial data, audit reports and other information of the type required by Regulation S-X and Regulation S-K promulgated under the Securities Act for a registered public offering or as may be necessary, proper or advisable to consummate the offering(s) of debt securities contemplated by the Commitment Letters, and (B) drafts of such “comfort” letters which such independent accountants are prepared to issue upon completion of customary procedures, each in form and substance customary for offering(s) of debt securities contemplated by the Commitment Letters; (iii) use commercially reasonable efforts to facilitate contact between (x) senior management and advisors, including auditors, of the Company and (y) the proposed lenders, lead arrangers, bookrunners, underwriters, initial purchasers or placement agents, as applicable, and/or Parent’s or any of its affiliate’s auditors in connection with, the

Financing or any Alternative Financing, at reasonable times and upon reasonable advance notice; (iv) use commercially reasonable efforts to make available, at reasonable times and upon reasonable advance notice, the necessary employees and advisors of the Company and its Subsidiaries to provide reasonable assistance with the preparation of business projections, financing documents and offer materials by Parent and its affiliates; (v) provide customary information, documents, authorization letters and certificates, enter into agreements and take other actions that are or may be customary in connection with the Financing or any Alternative Financing (including all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations); (vi) use commercially reasonable efforts to provide assistance in the preparation of one or more confidential information memoranda, prospectuses, offering memoranda, private placement memoranda, and other marketing and syndication materials (including with respect to the presence or absence of material non-public information and the accuracy of the information contained therein) reasonably requested by Parent or any of its affiliates; (vii) use commercially reasonable efforts to assist Parent in ensuring that the syndication efforts benefit from the existing banking relationships of the Company and its Subsidiaries; (viii) permit the reasonable use by Parent and its Affiliates of the Company’s and its Subsidiaries’ logos for syndication and underwriting, as applicable, of financing, provided that such logos are used solely in a manner that is not intended to nor reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries and its or their marks; (ix) participate as necessary in a reasonable number of meetings, presentations, customary one-on-one sessions and road shows with parties acting as lead arrangers, bookrunners, underwriters, initial purchasers or other agents for, and prospective lenders and investors of, the Financing or any Alternative Financing and in drafting sessions and due diligence sessions, as applicable (including the reasonable participation in such meetings by the Company’s senior management with appropriate seniority and expertise); (x) use commercially reasonable efforts to assist in procuring any necessary rating agency ratings or approvals and participating in a reasonable number of sessions with rating agencies; (xi) delivering any certificates or similar documents as may be reasonably requested by Parent; and (xii) not commence or effect any offering, placement or arrangement of any debt securities or bank financing competing with the proposed financing of Parent and its Affiliates (and not permit any such offering, placement or arrangements to occur on its behalf); provided that (x) none of the Company or any of its Subsidiaries shall be required to pay any commitment or other fee or incur any other liability or obligation in connection with the Financing or any Alternative Financing or to take any action that would be prohibited by any applicable Law or cause a default of, or breach under, or otherwise violate any Company Material Contract, in each case except for any payment, incurrence or action that is conditioned upon, and shall not take effect until, the Effective Time, and (y) no obligations of the Company or any of its Subsidiaries under any certificate, opinion, contract, indenture or other document or instrument delivered pursuant to this Section 5.11 shall be effective until the Effective Time, and none of the Company or any of its Subsidiaries shall be required to take any action pursuant to this Section 5.11 under any certificate, opinion, contract, indenture or other document or instrument that is not contingent upon the Closing or that would be effective prior to the Effective Time. The Company will use commercially reasonable efforts to provide to Parent and the Financing Sources such information as may be reasonably necessary so that the marketing materials as they relate to the Company and its affiliates are complete and correct in all material respects.

(e) The Company shall use reasonable best efforts to (i) obtain drafts of customary payoff letters from third-party lenders and trustees with respect to the indebtedness of the Company and its Subsidiaries specified in Section 5.11 of the Company Disclosure Letter no later than five business days prior to the Effective Time and (ii) deliver or cause to be delivered executed versions of such payoff letters to Parent promptly thereafter, and in any event no later than two business days prior to the Effective Time. At the Effective Time, subject to Parent making available necessary funds to do so, the Company shall use all reasonable best efforts to, and to cause its Subsidiaries to, permanently (x) terminate the indebtedness specified in Section 5.11 of the Company Disclosure Letter and all related contracts to which the Company or any of its Subsidiaries is a party and (y) make satisfactory arrangements for the release of any Encumbrances on assets relating to such terminated indebtedness.

(f) Notwithstanding anything in this Section 5.11 to the contrary, in fulfilling its obligations pursuant to this Section 5.11, (i) none of the Company, its Subsidiaries or its Representatives shall be required to pay any commitment or other fee, provide any security or incur any other liability in connection with any financing prior to the Effective Time, (ii) any requested cooperation shall not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries, and (iii) Parent shall reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company or any of its Subsidiaries in connection with such cooperation. Parent shall indemnify and hold harmless the Company and its Subsidiaries from and against any and all losses or damages actually suffered or incurred by them directly in connection with the arrangement of any such financing (other than to the extent related to information provided by the Company, its Subsidiaries or their respective Representatives), except in the event such loss or damage arises out of or results from the gross negligence, willful misconduct, bad faith or intentional breach of its obligations hereunder by the Company or its Subsidiaries.

Section 5.12 Standstill Waivers. The Company shall not take any action which would reasonably be expected to have the effect of revoking, modifying or terminating the Standstill Waivers; provided that upon termination of this Agreement in accordance with Section 7.1, the Standstill Waivers shall not be applicable and shall have no force or effect (except that the Standstill Waivers with respect to the transactions contemplated by the Pennsylvania Merger Agreement shall be irrevocable, and shall survive any termination of this Agreement).

Section 5.13 Transaction Litigation. The Company shall give Parent the opportunity to participate (at Parent’s expense and subject to a customary joint defense agreement) in the Company’s defense or settlement of any stockholder litigation against the Company and/or its directors or executive officers relating to the transactions contemplated by this Agreement, including the Merger. The Company agrees that it shall not settle or offer to settle any litigation commenced prior to or after the date of this Agreement against the Company or its directors, executive officers or similar persons by any stockholder of the Company relating to this Agreement, the Merger, or any other transaction contemplated hereby without the prior written consent of Parent.

Section 5.14 Section 16 Matters. Assuming that the Company delivers to Parent, in a timely fashion prior to the Effective Time, all requisite information necessary for Parent to take the actions contemplated by this Section 5.14, the Company and Parent each shall take all such steps as may be necessary or appropriate to ensure that (a) any dispositions of Company Common Stock (including derivative securities related to such stock) resulting from the Merger and the other transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time are exempt under Rule 16b-3 promulgated under the Exchange Act, and (b) any acquisitions of Royalty Trust Units resulting from the Merger and the other transactions by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent are exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.15 Obligations of Parent and Merger Sub. Parent shall take all action necessary to cause Merger Sub to perform its obligations under or related to this Agreement in accordance with and subject to the terms and conditions set forth in this Agreement.

Section 5.16 Royalty Trust Units. The Company and Parent shall (and Parent shall cause the Trust to) take such actions as are required to effect the Trust in accordance with this Agreement and the Term Sheet. Parent shall cause the Royalty Trust Units to be issued in the Merger, reserved for issuance in connection with the Merger or reserved for issuance in connection with any conversion of Company Convertible Securities, to be approved for listing on the New York Stock Exchange or NASDAQ, subject, if applicable, to official notice of issuance, prior to the Closing.

ARTICLE VI.

CONDITIONS TO THE MERGER

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment (or waiver by all parties, to the extent permissible under applicable Law) at or prior to the Effective Time of the following conditions:

(a) The Company Stockholder Approval shall have been obtained.

(b) No injunction by any court or other tribunal of competent jurisdiction shall have been entered and shall continue to be in effect and no Law shall have been adopted or be effective, in each case that prohibits the consummation of the Merger or any related transaction.

(c) All waiting periods applicable to the Merger under the HSR Act shall have expired or been terminated.

(d) The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(e) The Company and Parent shall have delivered, or cause to be delivered, to each other a duly executed Trust Agreement.

(f) The Royalty Trust Units to be issued in the Merger shall have been authorized for listing on the New York Stock Exchange or NASDAQ, subject to official notice of issuance.

Section 6.2 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the fulfillment (or waiver by the Company) at or prior to the Effective Time of the following conditions:

(a) The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except where such failures to be so true and correct (without regard to “materiality” and similar qualifiers contained in such representations and warranties) have not and would not, in individually or in the aggregate, have a material adverse effect on the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(b) Parent shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time.

(c) Parent shall have delivered to the Company a certificate, dated the Closing Date and signed by the Chief Executive Officer or another senior officer of its general partner, certifying to the effect that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied.

Section 6.3 Conditions to Obligation of Parent to Effect the Merger. The obligation of Parent to effect the Merger is further subject to the fulfillment (or the waiver by Parent) at or prior to the Effective Time of the following conditions:

(a) The representations and warranties of the Company set forth in (i) this Agreement (other than in the first and second sentence of Section 3.2(a), Section 3.2(b) and Section 3.10(b)) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except where such failures to be so true and correct (without regard to “materiality,” Company Material Adverse Effect and similar qualifiers contained in such representations and warranties) would not, individually or in the aggregate, have a Company Material Adverse Effect, (ii) the first and second sentence of Section 3.2(a) and Section 3.2(b) shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except for any de minimis inaccuracies, and (iii) Section 3.10(b) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date; provided, however, that representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i), (ii) and (iii), as applicable) only as of such date or period.

(b) The Company shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time.

(c) The Company shall have delivered to Parent a certificate, dated the Closing Date and signed by its Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied.

Section 6.4 Frustration of Closing Conditions. Neither the Company nor Parent may rely, either as a basis for not consummating the Merger or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was caused by such party’s willful and intentional material breach of any material provision of this Agreement.

ARTICLE VII.

TERMINATION

Section 7.1 Termination or Abandonment. Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after any approval of the Merger by the stockholders of the Company:

(a) by the mutual written consent of the Company, Parent and Merger Sub duly authorized (i) with respect to Parent and Merger Sub, by their respective boards of directors or other governing body, and (ii) with respect to the Company, by the Company Board upon the recommendation of the Company Special Committee if then in existence or otherwise by a majority of the Company’s Independent Directors;

(b) by either the Company (duly authorized by the Company Board upon the recommendation of the Company Special Committee if then in existence or otherwise by a majority of the Company’s Independent Directors) or Parent, if the Merger shall not have been consummated on or prior to June 5, 2013 (the “End Date”); provided, however, that if all of the conditions to Closing, other than the conditions set forth in Section 6.1(b), Section 6.1(c) or Section 6.1(d), shall have been satisfied or shall be capable of being satisfied at such time, the End Date may be extended by either Parent or the Company from time to time by written notice to the other party up to a date not beyond September 5, 2013, the latest of any of which dates shall thereafter be deemed to be the End Date; and provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to a party if the failure of the Closing to occur by such date shall be due to the material breach by such party of any representation, warranty, covenant or other agreement of such party set forth in this Agreement.

(c) by either the Company (duly authorized by the Company Board upon the recommendation of the Company Special Committee if then in existence or otherwise by a majority of the Company’s Independent Directors) or Parent, if an injunction shall have been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such injunction shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to a party if such injunction was due to the failure of such party to perform any of its obligations under this Agreement;

(d) by either the Company (duly authorized by the Company Board upon the recommendation of the Company Special Committee if then in existence or otherwise by a majority of the Company’s Independent Directors) or Parent, if the Company Stockholders’ Meeting (including any adjournments or postponements thereof) shall have concluded and the Company Stockholder Approval shall not have been obtained;

(e) by the Company (duly authorized by the Company Board upon the recommendation of the Company Special Committee if then in existence or otherwise by a majority of the Company’s Independent Directors), if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (ii) by its nature, cannot be cured prior to the End Date or, if such breach or failure is capable of being cured by the End Date, Parent does not cure such breach or failure within forty-five (45) calendar days after receiving written notice from the Company describing such breach or failure in reasonable detail (provided that the Company is not then in breach of any representation, warranty, covenant or other agreement contained herein such that a condition set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied);

(f) by Parent, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (ii) by its nature, cannot be cured prior to the End Date or, if such breach or failure is capable of being cured by the End Date, the Company does not cure such breach or failure within forty-five (45) calendar days after receiving written notice from Parent describing such breach or failure in reasonable detail (provided that Parent is not then in breach of any representation, warranty, covenant or other agreement contained herein such that a condition set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied); and

(g) by Parent prior to receipt of the Company Stockholder Approval in the event of a Company Adverse Recommendation Change.

Section 7.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 7.1, this Agreement shall terminate (except for the provisions of Section 7.3 and ARTICLE VIII), and there shall be no other liability on the part of the Company or Parent to the other except as provided in Section 7.3 and liability arising out of or the result of, fraud or any willful or intentional breach of any covenant or agreement or willful or intentional breach of any representation or warranty in this Agreement occurring prior to termination or as provided for in the Confidentiality Agreement, in which case the aggrieved party shall be entitled to all rights and remedies available at law or in equity.

Section 7.3 Breakup Fee; Expenses.

(a) If this Agreement is terminated by either Parent or the Company pursuant to Section 7.1(d) or by Parent pursuant to Section 7.1(g) as a result of a Company Adverse Recommendation Change due to an Intervening Event, the Company shall pay Parent up to $19,500,000 in respect of Parent’s expenses in connection with this Agreement (the “Expense

Reimbursement”), by wire transfer (to an account designated by Parent) in immediately available funds within two business days after such termination. If this Agreement is terminated (i) by Parent pursuant to Section 7.1(g) as a result of a Company Adverse Recommendation Change due to a Company Superior Proposal, or (ii) by Parent or the Company pursuant to Section 7.1(b) or Section 7.1(d), and in the case of any termination pursuant to this clause (ii), (A) a Company Takeover Proposal shall have been publicly announced or shall have become publicly known, and not withdrawn at least fifteen (15) business days prior to the Company Stockholders’ Meeting and (B) at any time on or prior to the twelve month anniversary of such termination the Company or any of its Subsidiaries enters into a definitive agreement with respect to any Company Takeover Proposal or the transactions contemplated by any Company Takeover Proposal are consummated, the Company shall pay Parent the Termination Fee (less any amounts previously paid to Parent in respect of the Expense Reimbursement), by wire transfer (to an account designated by Parent) in immediately available funds (1) in the case of clause (i), within two business days of such termination, in the case of clause (ii) the Expense Reimbursement within two business days of such termination and the Termination Fee (less any amounts previously paid to Parent in respect of the Expense Reimbursement) upon the earlier of entering into such definitive agreement with respect to a Company Takeover Proposal or the consummation of the transactions contemplated by a Company Takeover Proposal. “Termination Fee” shall mean a cash amount equal to $98,000,000. Notwithstanding anything to the contrary in this Agreement, if the Termination Fee shall become due and payable in accordance with this Section 7.3(a), from and after such termination and payment of the Termination Fee pursuant to and in accordance with this Section 7.3(a), the Company shall have no further liability of any kind for any reason in connection with this Agreement or the termination contemplated hereby other than as provided under this Section 7.3(a), except in the case of fraud or a willful and material breach by the Company of this Agreement. Each of the parties hereto acknowledges that the Termination Fee and Expense Reimbursement are not intended to be a penalty, but rather are liquidated damages in a reasonable amount that will compensate Parent in the circumstances in which such Termination Fee and/or Expense Reimbursement are due and payable and which do not involve fraud or willful and material breach, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. In no event shall Parent be entitled to more than one payment of the Termination Fee in connection with a termination of this Agreement pursuant to which the Termination Fee is payable, and if the Termination Fee is payable at such time as Parent has already received payment from the Company in respect of Expense Reimbursement, the amount of Expense Reimbursement actually received by Parent shall be deducted from the Termination Fee.

(b) Each of the Company, Parent and Merger Sub acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated hereby, and that, without these agreements, the Company, Parent and Merger Sub would not enter into this Agreement. Accordingly, if the Company fails to pay in a timely manner any amount due pursuant to Section 7.3(a), then (i) the Company shall reimburse Parent for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in the collection of such overdue amount, including in connection with any related Actions commenced and (ii) the Company shall pay to Parent interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made plus 2%.

ARTICLE VIII.

MISCELLANEOUS

Section 8.1 No Survival. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger, except that the agreements set forth (i) in this ARTICLE VIII shall survive the Effective Time and the termination of this Agreement, as applicable, indefinitely, (ii) in ARTICLE II (Conversion of Shares; Exchange of Certificates) and Section 5.9 (Indemnification and Insurance) shall survive the Effective Time and (iii) in Section 5.8 (Public Announcements), Section 5.12 (Standstill Waivers) (only with respect to the transactions contemplated by the Pennsylvania Merger Agreement), Section 7.2 (Effect of Termination) and Section 7.3 (Breakup Fee; Expenses) shall survive termination of this Agreement indefinitely.

Section 8.2 Expenses. Except as set forth in Section 7.3, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such expenses; provided, however, that Parent and the Company shall each pay one-half of all filing fees required under the HSR Act.

Section 8.3 Counterparts; Effectiveness. This Agreement may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, electronic delivery or otherwise) to the other parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 8.4 Governing Law. This Agreement, and all claims or causes of action (whether at Law, in contract or in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

Section 8.5 Jurisdiction; Specific Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed, or were threatened to be not performed, in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedy that may be available to it, including monetary damages, each of the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), and all such rights and remedies at law or in equity shall be cumulative, except as may be limited by Section 7.3. The parties further agree that no party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.5 and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. To the fullest extent permitted by applicable Law, each of the parties hereto hereby consents to the service of process in accordance with Section 8.7; provided, however, that nothing herein shall affect the right of any party to serve legal process in any other manner permitted by Law. NOTWITHSTANDING THE FOREGOING, WITH RESPECT TO ANY CLAIM, SUIT, ACTION OR PROCEEDING OF ANY KIND OR DESCRIPTION, WHETHER IN LAW OR IN EQUITY, WHETHER IN CONTRACT OR IN TORT OR OTHERWISE, INVOLVING ANY FINANCING SOURCES UNDER THE FINANCING OR ANY AFFILIATE THEREOF ARISING, DIRECTLY OR INDIRECTLY, OUT OF OR RELATING TO THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, THE FINANCING, ANY REPLACEMENT OR ALTERNATIVE FINANCING, THE COMMITMENT LETTERS, THE COMMITMENT LETTERS IN RESPECT OF ANY REPLACEMENT OR ALTERNATIVE FINANCING OR THE PERFORMANCE OF SERVICES THEREUNDER, THE PARTIES HERETO AGREE THAT (I) SUCH CLAIMS, SUITS, ACTIONS OR PROCEEDINGS SHALL BE SUBJECT TO THE EXCLUSIVE JURISDICTION OF THE STATE OR FEDERAL COURTS LOCATED IN THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK OR ANY NEW YORK STATE COURT SITTING IN THE CITY AND COUNTY OF NEW YORK,

AND (II) THEY SHALL NOT BRING OR PERMIT ANY OF THEIR AFFILIATES TO BRING OR SUPPORT ANYONE ELSE IN BRINGING ANY SUCH CLAIM, SUIT, ACTION OR PROCEEDING IN ANY OTHER COURT.

Section 8.6 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING, DIRECTLY OR INDIRECTLY, OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING ANY DISPUTE ARISING, DIRECTLY OR INDIRECTLY, OUT OF OR RELATING TO THE FINANCING OR ANY REPLACEMENT OR ALTERNATIVE FINANCING, THE COMMITMENT LETTERS, ANY COMMITMENT LETTERS IN RESPECT OF ANY REPLACEMENT OR ALTERNATIVE FINANCING OR THE PERFORMANCE THEREOF) OR THE ACTIONS OF PARENT, MERGER SUB, THE FINANCING SOURCES OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT THEREOF.

Section 8.7 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) upon personal delivery to the party to be notified; (b) when received when sent by email or facsimile by the party to be notified, provided, however, that notice given by email or facsimile shall not be effective unless either (i) a duplicate copy of such email or fax notice is promptly given by one of the other methods described in this Section 8.7 or (ii) the receiving party delivers a written confirmation of receipt for such notice either by email or fax or any other method described in this Section 8.7; or (c) when delivered by an courier (with confirmation of delivery); in each case to the party to be notified at the following address:

To Parent or Merger Sub:

Freeport-McMoRan Copper & Gold Inc.
333 North Central Avenue
Phoenix, Arizona 85004
Facsimile: (602) 366-7691
Attention: General Counsel

with copies to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Facsimile: (212) 403-2000
Attention: David E. Shapiro, Esq.
Email: deshapiro@wlrk.com

To the Company:

McMoRan Exploration Co.
1615 Poydras Street
New Orleans, Louisiana 70112
Facsimile: (504) 585-3513
Attention: General Counsel

with copies to:

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
Facsimile: (212) 310-8007
Attention: Michael J. Aiello, Esq.
Email: michael.aiello@weil.com

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated or personally delivered. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or five (5) business days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 8.8 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any of the parties hereto without the prior written consent of the other parties; provided, however, that each of Merger Sub and Parent may assign any of their rights hereunder to a wholly owned direct or indirect Subsidiary of Parent without the prior written consent of the Company, but no such assignment shall relieve Parent or Merger Sub of any of its obligations hereunder and that as a condition of such assignment, the assignee expressly assumes the obligations of the assignor. Subject to the first sentence of this Section 8.8, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Any purported assignment not permitted under this Section shall be null and void.

Section 8.9 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 8.10 Entire Agreement. This Agreement together with the exhibits hereto, schedules hereto and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof, and this Agreement is not intended to grant standing to any person other than the parties hereto.

Section 8.11 Amendments; Waivers. At any time prior to the Effective Time, any provision of this Agreement may be amended or waived by the parties hereto (which amendment or waiver must be in writing and signed) by action taken or authorized (i) with respect to Parent and Merger Sub, by or on behalf of their respective board of directors or other governing body and (ii) with respect to the Company, by or on behalf of the Company Board, upon the recommendation of the Company Special Committee if then in existence or otherwise by a majority of the Independent Directors of the Company; provided, however, that after receipt of Company Stockholder Approval, no such amendment or waiver shall be made that would reduce the amount or change the type of consideration into which each share of Company Common Stock shall be converted upon consummation of the Merger or that would otherwise by applicable Law or in accordance with the rules and regulations of the NYSE require further approval of the stockholders of the Company, without approval of such stockholders of the Company. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Notwithstanding anything herein to the contrary, Sections 8.5, 8.6 and 8.13 and this sentence may not be modified, waived or terminated in a manner that is adverse to the Financing Sources without the prior written consent of each Financing Source.

Section 8.12 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.13 No Third-Party Beneficiaries. Each of Parent, Merger Sub and the Company agrees that (a) their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and (b) except for the provisions of Section 5.9, this Agreement is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder (other than the right of the holders of Company Common Stock to receive the Merger Consideration in accordance with Article II, a claim with respect to which may not be made unless and until the Effective Time shall have occurred). Notwithstanding the foregoing, (1) each Financing Source shall be an express third party beneficiary of and shall be entitled to rely upon Sections 8.5 and 8.6 hereof, the last sentence of Section 8.11 and this Section 8.13, and each Financing Party may enforce such provisions, and (2) Pennsylvania shall be an express third party beneficiary of and shall be entitled to rely upon Section 5.12 (only with respect to the transactions contemplated by the Pennsylvania Merger Agreement). In addition, the Company agrees, on behalf of itself and its Affiliates, stockholders and Representatives (collectively, the “Company Related Parties”), that the Financing Sources under the Commitment Letters and their Affiliates, stockholders and Representatives and each of their successors and assigns (collectively, the “Financing Parties”) shall be subject to no liability or claims (whether legal or equitable, arising under contract, tort or otherwise) by the Company Related Parties arising out of or relating to this Agreement, the Commitment Letters, the Financing or the transactions contemplated hereby or in connection with the Financing, or the performance of services by such Financing Parties with respect to the foregoing.

Section 8.14 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder, and any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 8.15 Definitions.

(a) General Definitions. References in this Agreement to “Subsidiaries” of any party means any corporation, partnership, association, trust or other form of legal entity of which (i) a majority of the voting power of the outstanding voting securities are on the date hereof directly or indirectly owned by such party or (ii) such party or any Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which that are held by such party or any Subsidiary of such party do not have a majority of the voting interests in such partnership) on the date hereof. References in this Agreement (except as specifically otherwise defined) to “affiliates” means, as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. References in this Agreement (except as specifically otherwise defined) to “person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such person. As used in this Agreement, “knowledge” means (i) with respect to Parent and its Subsidiaries, the actual knowledge of the individuals listed in Section 8.15(a) of the Parent Disclosure Schedule and (ii) with respect to the Company and its Subsidiaries, the actual knowledge of the individuals listed on Section 8.15(a) of the Company Disclosure Schedule. As used in this Agreement, “business day” means any day other than a Saturday, Sunday or other day on which the banks in New York are authorized by law or executive order to remain closed.

(b) Certain Specified Definitions. As used in this Agreement:

(i) “Company Material Adverse Effect” means an event, state of facts, circumstance, change, effect, development, occurrence or combination of the foregoing that has had, or would reasonably be expected to have, a material adverse effect on (A) the ability of the Company to consummate the Merger and the other transactions contemplated by this Agreement or (B) the business, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole, other than any event, circumstance, change, effect, development or occurrence resulting from or arising out of: (1) changes in Law or GAAP (or authoritative interpretations thereof), (2) changes in general economic, financial or other capital market conditions (including prevailing interest rates) or political or regulatory conditions, (3) any changes or developments generally in the industries or markets in which the Company or any of its Subsidiaries conducts its business, (4) any natural disaster or act of God (including storms and hurricanes), (5) any act of terrorism or outbreak or escalation of hostilities or armed conflict, (6) the announcement or the existence of, compliance with or performance under, this Agreement or the transactions contemplated hereby, including (i) the identity of the acquirer, (ii) any delays or cancellations of orders, Contracts or payments for the Company’s products or services, (iii) any loss of customers or suppliers or changes in such relationships or (iv) any loss of employees or labor dispute or employee strikes, slowdowns, job actions or work stoppages or labor union activities, (7) changes in the share price or trading volume of the Company Common Stock (it being understood that the facts or occurrences giving rise to or contributing to such change may be deemed to constitute, and be taken into account in determining whether there has been or would be reasonably likely to be a Company Material Adverse Effect), (8) any failure, in and of itself, by the Company to meet any internal or published projections or forecasts in respect of revenues, earnings or other financial or operating metrics (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, and be taken into account in determining whether there has been or would be reasonably likely to be a Company Material Adverse Effect), (9) any taking of any action consented to by, or at the request of, Parent or Merger Sub, (10) changes in the prices of Hydrocarbons; (11) any results in well performance that do not result from the gross negligence of the Company or any of its Subsidiaries; (12) changes in conditions or developments generally applicable to the oil and gas industry in any area or areas where the Oil and Gas Interests of the Company and its Subsidiaries are located or and (13) changes in applicable Laws or interpretations thereof by any Governmental Authority, including any changes in the deductibility of drilling completion or operating costs or other taxes; except, in with respect to clauses (1) through (5), (12) and (13), to the extent having a material disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Company and its Subsidiaries operate; provided, for the avoidance of doubt, notwithstanding anything to the contrary above, any blowout, spill, explosion or similar occurrence with respect to any well, pipeline or equipment operated by the Company may be taken into account in determining whether there has been a Company Material Adverse Effect.

(ii) “Company Permitted Lien” means (A) any Lien for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the applicable financial statements in accordance with GAAP, (B) any Lien created under any Oil and Gas Lease, Oil and Gas Contracts and Company Material Contracts in effect as of the date hereof for obligations not yet delinquent or that are being contested in good faith by appropriate proceedings; (C) vendors’, mechanics’, materialmens’, carriers’, workers’, landlords’, repairmen’s, warehousemen’s, construction and other similar Liens arising or incurred by operation of law or otherwise incurred in the ordinary and usual course of business and consistent with past practice or with respect to liabilities that are not yet due and payable, or, if due, are not delinquent or are being contested in good faith by appropriate proceedings and for which adequate reserves (based on good faith estimates of management) have been set aside for the payment thereof, (D) Liens imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions, (E) pledges or deposits in connection with workers’ compensation, unemployment insurance, and other social security legislation or to secure obligations to local or state Governmental Entities in connection with the receipt of funds or other benefits from such Governmental Entity relating to capital projects, (F) Liens relating to intercompany borrowings among the Company and its wholly owned subsidiaries, (G) in the case of any Company Real Property Leases, (i) the rights of any lessor under the applicable lease agreement or any Lien granted by any lessor, (ii) any statutory Lien for amounts that are not yet due and payable or are being contested in good faith, (iii) the rights of the grantor of any easement or any Lien granted by such grantor on such easement property, (iv) Liens that have been placed by a third party on the fee title of real property constituting Company Leased Real Property, (H) other non-monetary Liens that do not, individually or in the aggregate, materially interfere with the present or continued use, operation, or occupancy by the Company or any of its Subsidiaries or materially detract from the value of, the property encumbered thereby, (I) Royalties and other burdens existing pursuant to Oil and Gas Leases, Oil and Gas Contracts and Company Material Contracts in effect as of the date hereof; (J) all applicable Laws and rights reserved to or vested in any Governmental Entity (i) to control or regulate any Oil and Gas Interest in any manner; (ii) by the terms of any right, power, grant or permit, or by any provision of Law, to terminate such right, power, grant or permit or to purchase, condemn, expropriate, or recapture or to designate a purchaser of any of any Oil and Gas Interest; (iii) to use such property in a manner which does not materially impair the use of such property for the purposes for which it is currently owned; and (iv) to enforce any obligations or duties affecting any Oil and Gas Interest to any Governmental Authority with respect to any permit; (K) rights of a common owner of any interest in rights-of-way or easements currently held by the Company or any of its Subsidiaries and such common owner as tenants in common or through common ownership to the extent that the same does not materially impair the use or operation of any Oil and Gas Interest as currently used and operated; (L) easements, conditions, covenants, restrictions, servitudes, permits, rights-of-way, surface leases and other rights in or applicable or pertaining to any Oil and Gas Interest for the purpose of surface operations, roads, alleys, highways, railways, pipelines, transmission lines, transportation lines, distribution lines, power lines, telephone lines, and removal of timber, grazing, logging operations, canals, ditches, reservoirs and other like purposes, or for the joint or common use of real estate, rights-of-way, facilities and equipment, in each case, that do not materially impair the use, operation or ownership of any Oil and Gas Interest for the purposes of Hydrocarbon development as currently used and operated; (M) any Lien permitted pursuant to the Company’s existing credit agreements and debt instruments or (N) any Lien, the existence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(iii) “Company Superior Proposal” means a bona fide, unsolicited written Company Takeover Proposal (A) that if consummated would result in a third party (or in the case of a direct merger between such third party and the Company, the stockholders of such third party) acquiring, directly or indirectly, more than 75% of the outstanding Company Common Stock or more than 75% of the assets of the Company and its Subsidiaries, taken as a whole, for consideration consisting of cash and/or securities, (B) that the Company Board, acting upon the recommendation of the Company Special Committee if then in existence or otherwise by a majority of the Independent Directors, determines in good faith, after consultation with its outside financial advisor and outside legal counsel, is reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal, including all conditions contained therein and the person making such Company Takeover Proposal and (C) that the Company Board, acting upon the recommendation of the Company Special Committee if then in existence or otherwise by a majority of the Independent Directors, determines in good faith after consultation with its outside financial advisor and outside legal counsel (taking into account any changes to this Agreement proposed by Parent in response to such Company Takeover Proposal, and all financial, legal, regulatory and other aspects of such Company Takeover Proposal, including all conditions contained therein and the person making such proposal, and this Agreement), is more favorable to the stockholders of the Company from a financial point of view than the Merger.

(iv) “Company Takeover Proposal” means (A) any inquiry, proposal or offer for or with respect to (or expression by any person that it is considering or may engage in) a merger, consolidation, business combination, recapitalization, binding share exchange, liquidation, dissolution, joint venture or other similar transaction involving the Company or any of its Subsidiaries whose assets, taken together, constitute 15% or more of the Company’s consolidated assets, (ii) any inquiry, proposal or offer (including tender or exchange offers) to (or expression by any person that it is considering or may seek to) acquire in any manner, directly or indirectly, in one or more transactions, more than 15% of the outstanding Company Common Stock or securities of the Company representing more than 15% of the voting power of the Company or (iii) any inquiry, proposal or offer to (or expression by any person that it is considering or may seek to) acquire in any manner (including the acquisition of stock in any Subsidiary of the Company), directly or indirectly, in one or more transactions, assets or businesses of the Company or its Subsidiaries, including pursuant to a joint venture, representing more than 15% of the consolidated assets, revenues or net income of the Company, in each case, other than the Merger.

(v) “Contract” means any contract, note, bond, mortgage, indenture, deed of trust, license, lease, agreement, arrangement, commitment or other instrument or obligation, whether oral or written.

(vi) “Derivative” means a derivative transaction within the coverage of Statement of Financial Accounting Standard No. 133, including any swap transaction, option, hedge, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral, transportation or other similar arrangements related to such transaction.

(vii) “Disinterested Stockholder Approval” means approval of this Agreement by the affirmative vote of holders of a majority of the shares of Company Common Stock entitled to vote thereon, excluding shares owned by Parent and its Subsidiaries, Pennsylvania and its Subsidiaries and the individuals set forth on Section 8.15(b)(vii) of the Company Disclosure Schedule

(viii) “Environmental Law” means any Law relating to the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), in each case as in effect as of the date of this Agreement.

(ix) “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

(x) “Financing Sources” means the entities that have committed to provide or arrange or otherwise have entered into agreements in connection with all or any part of the Financing or any Alternative Financing in connection with the transactions contemplated hereby, including the parties to any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, together with their respective affiliates, and their and their respective affiliates’ former or current partners, members, stockholders, officers, directors, employees, agents and representatives and their respective successors and assigns.

(xi) “Florida Stockholder Agreement” means the Stockholder Agreement by and among the Company, Florida Preferred LLC and Parent, dated December 23, 2010.

(xii) “good and defensible title” means such title that is free from reasonable doubt to the end that a prudent person engaged in the business of purchasing and owning, developing, and operating producing or non-producing oil and gas properties in the geographical areas in which they are located, with knowledge of all of the facts and their legal bearing, would be willing to accept the same acting reasonably.

(xiii) “Hazardous Materials” means all substances defined by applicable Environmental Law as “hazardous,” “toxic,” a “pollutant,” a “contaminant” or words of similar meaning and regulatory effect.

(xiv) “Hydrocarbons” means crude oil, natural gas, condensate, drip gas and natural gas liquids (including coalbed gas) and other liquids or gaseous hydrocarbons or other substances (including minerals) produced or associated therewith.

(xv) “Independent Directors” has the meaning set forth in the Florida Stockholder Agreement.

(xvi) “Intervening Event” means a material event, fact, circumstance, development or occurrence that is unknown to the Company’s Board as of the date of this Agreement (or, if known, the magnitude or material consequences of which were not known or foreseeable by the Company’s Board as of the date of this Agreement), which event, fact, circumstance, development, occurrence, magnitude or material consequence becomes known to or by the Company’s Board prior to obtaining the Company Stockholder Approval; provided, however, that no event, change, effect, development or occurrence involving Parent or any of its Subsidiaries, shall be an Intervening Event; provided, further, that under no circumstances shall any event, change, effect, development or occurrence relating to the expectation, discovery or development of Hydrocarbons which may be contained in or which may be accessible, produced, marketed or sold from any Oil and Gas Interests of the Company or any of its Subsidiaries constitute or contribute towards an Intervening Event

(xvii) “IT Assets” means the computers, software, servers, routers, hubs, switches, circuits, networks, data communications lines and all other information technology infrastructure and equipment of the Company and its Subsidiaries that are required in connection with the operation of the business of the Company and its Subsidiaries.

(xviii) “Key Executives” means the executives set forth on 8.15(a)(xv) of the Company Disclosure Schedule.

(xix) “Oil and Gas Contracts” means any of the following Contracts to which the Company or any of its Subsidiaries is a party (other than, in each case, an Oil and Gas Lease): all farm-in and farm-out agreements, areas of mutual interest agreements, joint venture agreements, development agreements, production sharing agreements, operating agreements, unitization, pooling and communitization agreements, declarations and orders, divisions orders, transfer orders, royalty deeds, oil and gas sales agreements, exchange agreements, gathering and processing Contracts and agreements, drilling, service and supply Contracts, geophysical and geological Contracts, land broker, title attorney and abstractor Contracts and all other Contracts relating to Hydrocarbons or revenues therefrom and claims and rights thereto, and, in each case, interests thereunder.

(xx) “Oil and Gas Interests” means (A) direct and indirect interests in and rights with respect to Hydrocarbons and related properties and assets of any kind and nature, direct or indirect, including working and leasehold interests and operating rights and royalties, overriding royalties, production payments, net profit interests, carried interests, and other non-working interests and non-operating interests; (B) Hydrocarbons or revenues therefrom; (C) all Oil and Gas Leases and the leasehold estates created thereby and the lands covered by the Oil and Gas Leases or included in units with which the Oil and Gas Leases may have been pooled or united; (D) all Oil and Gas Contracts; (E) surface interests, fee interests, reversionary interests, reservations and concessions pursuant to which interests in or rights to Hydrocarbons are derived; (F) all easements, surface use agreements, rights of way, licenses and permits, in each case, in connection with Oil and Gas Leases, the drilling of Wells or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons, (G) all rights and interests in, under or derived from unitization and pooling agreements in effect with respect to clauses (A) and (C) above and the units created thereby which accrue or are attributable to the interests of the holder thereof; (H) all interests in machinery equipment (including Wells, well equipment and machinery), oil and gas production, gathering, transmission, treating, processing and storage facilities (including tanks, tank batteries, pipelines, flow lines, gathering systems and metering equipment), pumps, water plants, electric plants, gasoline and gas platforms, processing plants, separation plants, refineries, testing and monitoring equipment, in each case, in connection with Oil and Gas Leases, the drilling of Wells or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons, and (I) all other interests of any kind or character associated with, appurtenant to, or necessary for the operation of any of the foregoing.

(xxi) “Oil and Gas Leases” means all leases, subleases, licenses or other occupancy or similar agreements under which the Company or any of its Subsidiaries leases, subleases or licenses or otherwise acquires or obtains rights in and to Hydrocarbons. For purposes of clarity, Oil and Gas Leases shall not include operating agreements.

(xxii) “Order” means any charge, order, writ, injunction, judgment, decree, ruling, determination, directive, award or settlement, whether civil, criminal or administrative.

(xxiii) “Pennsylvania” means Plains Exploration & Production Company, a Delaware corporation.

(xxiv) “Pennsylvania Confidentiality Agreement” means the confidentiality agreement, dated as of July 16, 2012, between the Company and Pennsylvania.

(xxv) “Pennsylvania Merger Agreement” means the Agreement and Plan of Merger by and among Parent, Pennsylvania Merger Sub and Pennsylvania, dated as of the date hereof.

(xxvi) “Pennsylvania Stockholder Agreement” means the Stockholder Agreement by and between the Company and Pennsylvania, dated as of December 23, 2010.

(xxvii) “Production Burden” means all royalty interests, overriding royalty interests, production payments, net profit interests or other similar interests that constitute a burden on, and are measured by or are payable out of, the production of Hydrocarbons or the proceeds realized from the sale or other disposition thereof (including any amounts payable to publicly traded royalty trusts), other than Taxes and assessments of Governmental Entities.

(xxviii) “Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata).

(xxix) “Systems” means the refined petroleum product, crude oil, natural gas, liquefied natural gas, natural gas liquid and other pipelines, lateral lines, pumps, pump stations, storage facilities, terminals, processing plants and other related operations, assets, machinery and equipment that are owned by the Company or any of its Subsidiaries and used for the conduct of the business of the Company or any of its Subsidiaries as presently conducted.

(xxx) “Tax” or “Taxes” means any and all federal, state, local or foreign taxes, imposts, levies, duties or other governmental assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, and other taxes of any kind whatsoever, including any and all interest, penalties, additions to tax or additional amounts imposed by any Governmental Entity in connection with respect thereto.

(xxxi) “Taxing Authority” means, with respect to any Tax, the Governmental Entity that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such Governmental Entity.

(xxxii) “Tax Return” means any return, report or similar filing (including any attached schedules, supplements and additional or supporting material) filed or required to be filed with respect to Taxes, including any information return, claim for refund, or declaration of estimated Taxes (and including any amendments with respect thereto).

(xxxiii) “Units” means all pooled, communitized or unitized acreage that includes all or a part of any Oil and Gas Lease.

(xxxiv) “Wells” means all oil and/or gas wells, whether producing, operating, shut-in or temporarily abandoned, located on the Oil and Gas Leases or Units or otherwise associated with an Oil and Gas Interest of the Company or any of its Subsidiaries.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

FREEPORT-MCMORAN COPPER & GOLD INC.

By:	/s/ Kathleen L. Quirk
Name: Kathleen L. Quirk
Title: Executive Vice President, Chief Financial Officer & Treasurer

INAVN CORP.

By:	/s/ Kathleen L. Quirk
Name: Kathleen L. Quirk
Title: Executive Vice President & Treasurer

[Signature Page to Agreement and Plan of Merger]

MCMORAN EXPLORATION CO.

By:	/s/ Nancy D. Parmelee
Name: Nancy D. Parmelee
Title: Senior Vice President, Chief Financial Officer & Secretary

[Signature Page to Agreement and Plan of Merger]

Exhibit A to the Merger Agreement

Term Sheet for Overriding Royalty Interests (the “Royalty Trust Term Sheet”)

Capitalized Terms	Capitalized terms used herein but not defined shall have the meaning set forth in the Agreement and Plan of Merger by and among Freeport-McMoRan Copper & Gold Inc. (“Parent”), INAVN Corp. (“Merger Sub”) and McMoRan Exploration Co. (the “Company”), dated December 5, 2012 (the “Agreement”).

Transaction

Prior to the Closing, Parent (with the reasonable cooperation of the Company, as requested by Parent) will cause the Trust to be created pursuant to the Trust Agreement. The Royalty Trust Units will be issued and distributed in a manner consistent with the terms of the Agreement and this Term Sheet.

The total number of Royalty Trust Units issued by the Trust will be equal to the fully diluted number of shares of the Company Common Stock outstanding immediately prior to the effective time of the merger (for the avoidance of doubt, (i) excluding any shares of Company Common Stock issuable in respect of Company Stock Awards, which Company Stock Awards will not receive the Merger Consideration in connection with the Merger, (ii) including any shares beneficially owned by Parent or its subsidiaries or otherwise to be cancelled at the effective time of the Merger and (iii) calculated based on the assumption that all Company Convertible Securities receive the maximum make-whole premium applicable to them in connection with the merger upon conversion (as calculated as of the effective time of the Merger), as set forth in their respective underlying agreements).

All Royalty Trust Units issued by the Trust and not distributable with respect to shares of Company Common Stock in connection with the merger shall be held by Parent upon the closing of the Merger, with the applicable number of Royalty Trust Units to remain subject to the ongoing obligation of Parent to deliver the Royalty Trust Units upon conversion of the outstanding Company Convertible Securities, as set forth in their respective underlying agreements.

For the avoidance of doubt, in no event shall any holder of a Company Stock Award be issued Royalty Trust Units as consideration for such Company Stock Award.

Pursuant to a master conveyance agreement (the “Master Conveyance”), Parent will cause the Company to convey to the Trust overriding royalty interests in the Subject Interests (as defined below). The Master Conveyance will be effective as of the Closing and in form and substance consistent with this term sheet and otherwise satisfactory to Company and Parent.

Subject Interests

All of Company’s right, title and interest in and to leases listed in the Master Conveyance (the “Subject Interests”) will be subject to the overriding royalty interests, subject to the restrictions described under “Overriding Royalty Percentage” below.

The Subject Interests will generally include all of Company’s existing shallow water Gulf of Mexico and onshore Gulf Coast ultra deep (wells completed at a depth of 18,000 feet or below) exploration prospects that are not classified as proved reserves or probable or possible reserves as of the signing of the merger agreement and without limitation will include all of Company’s rights currently owned or (with respect to which the Company is in the process of acquiring) hereafter acquired by the Company or any of its Affiliates within the prospect areas set forth on Schedule A. The Company and Parent will cooperate in good faith between signing of the Merger Agreement and Closing to identify with specificity the leases and blocks in which the Company has an interest included within the Subject Interests, and the Master Conveyance will include references to such specific leases and blocks. To the extent any such rights which the Company is in the process of acquiring are acquired by the Company or any of its Affiliates after the execution of the original Master Conveyance, such rights will be transferred to the Trust pursuant to a subsequently executed conveyance agreement in substantially the same form and substance as the Master Conveyance. None of the Subject Interests have any associated production at the time of the signing of the merger agreement.

Overriding Royalty Percentage	The Trust will receive a 5% gross overriding royalty interests in and to the hydrocarbons saved and produced from the Subject Interests, net to the Company’s working interest.

Drilling, Operating and Development Costs

The overriding royalty interests will be free and clear of any and all drilling, development and operating costs and expenses; provided, however, that the overriding royalty interest hydrocarbons will be valued at the wellhead and neither the Company nor Parent will have any duty to transport or market the produced hydrocarbons away from the wellhead without cost, and provided further that the overriding royalty interest hydrocarbons will be subject to and bear production and other like taxes.

The Parent and Company will include customary language protective of the trust in the Trust Agreement and any other definitive documentation creating the overriding royalty interest with respect to any transportation or marketing of hydrocarbons that Parent or its controlled Affiliates may elect to provide with respect to hydrocarbons produced from the Subject Interests and the price utilized for purposes of calculating the overriding royalty interest.

No Obligation to Drill or Develop	The Trust will have no ability to influence the exploration or development of the Subject Interests. Parent will have no obligation to commit or expend drilling, exploration or development capital with respect to the Subject Interests. In addition, Parent will have the right to elect not to participate in drilling or other operations conducted by other working interest owners with respect to the Subject Interests.

Term and Termination

The Trust will terminate on the earlier of (i) the 20th anniversary of the Closing, (ii) the sale of all of the royalty interests, or (iii) upon a vote of the holders of 80% (which after the fifth anniversary of the Closing, shall be reduced to 66-2/3%) or more of the outstanding Trust Units held by persons other than Parent or any of its affiliates, at a duly called meeting of Trust Unit holders at which a quorum is present.

The overriding royalty interests will terminate at the time of termination of the Trust.

Parent will maintain a call right with respect to the outstanding Trust Units at $10 per unit, provided that the call right may not be exercised prior to the fifth anniversary of the Closing.

At any time after the fifth (5th) anniversary of Closing, if the VWAP (as defined below) per Trust Unit is equal to $0.25 or less for the immediately preceding consecutive nine-month period, Parent will maintain the right to purchase all, but not less than all, of the outstanding Trust Units at a price of $0.25 per Trust Unit so long as Parent tenders payment within 30 days of such nine-month period. “VWAP” per

2

Trust Unit on any trading day means the market price of one Trust Unit from the open of trading on the relevant trading day until the close of trading on the relevant trading day determined, using a volume-weighted average method. If the VWAP of the Trust Units can not be determined, the closing price of the Trust Units for the relevant trading day, on the market or system that the Trust Units are most commonly quoted or traded, will be substituted for the VWAP.

Trust Expenses	Parent will fund the administrative and reporting obligations of the Trust and all other expenses, up to a maximum amount of $350,000 per year. Prior to the Closing Date, the Company and Parent will discuss in good faith arrangements for Parent to lend money to the Trust to cover expenses in excess of such amount and the repayment terms of such indebtedness.

Listing; Registration	The Trust Units will be listed on a national securities exchange. The Trust Units will be registered on issuance and the Trust will therefore be subject to SEC reporting requirements.

Sale of Subject Interests	Parent may at any time transfer all or part of the Subject Interests subject to the transferee assuming all obligations (including the obligation to pay the overriding royalty) and rights with respect to such Subject Interests under the Trust.

Transferability	The Trust Units will be transferable, subject to customary procedural requirements.

Documentation	The Trust Units will be issued based on documentation reasonably acceptable to Company and Parent. In the absence of definitive documentation, the terms of this term sheet will control.

3

Exhibit 10.1

EXECUTION COPY

VOTING AND SUPPORT AGREEMENT

This Voting and Support Agreement (this “Agreement”) is made and entered into as of December 5, 2012, among Plains Exploration & Production Company, a Delaware corporation (“Stockholder”), Freeport-McMoRan Copper & Gold Inc., a Delaware corporation (“Florida”) and McMoRan Exploration Co., a Delaware corporation (“Maine”).

WHEREAS, Florida, INAVN Corp., a Delaware corporation and wholly owned subsidiary of Florida (“Merger Sub”), and Maine propose to enter into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), which provides, among other things, for the merger of Merger Sub with and into Maine (the “Merger”), with Maine to survive the Merger as a wholly owned subsidiary of Florida, upon the terms and subject to the conditions set forth in the Merger Agreement (capitalized terms used herein without definition shall have the respective meanings specified in the Merger Agreement);

WHEREAS, Florida, Maine and Stockholder are executing this agreement prior to or contemporaneously with the execution of the Merger Agreement;

WHEREAS, Stockholder owns shares of common stock, par value $0.01 per share, of Maine (“Common Stock”) (together with any other shares of capital stock of Maine acquired (whether beneficially or of record) by Stockholder after the date hereof and prior to the earlier of the Closing and the termination of all of Stockholder’s obligations under this Agreement, including any shares of Common Stock acquired by means of purchase, dividend or distribution, or issued upon the exercise of any stock options to acquire Common Stock or warrants or the conversion of any convertible securities or otherwise, being collectively referred to herein as the “Securities”);

WHEREAS, adoption of the Merger Agreement in accordance with the terms thereof and approval of the related amendment to the certificate of incorporation of Maine by the stockholders of Maine (together, the “Approval”) are conditions to the consummation of the Merger; and

WHEREAS, as a condition to the willingness of Maine and Florida to enter into the Merger Agreement and as an inducement and in consideration therefor, Stockholder has agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the parties hereto agree as follows:

ARTICLE I

VOTING; GRANT AND APPOINTMENT OF PROXY

Section 1.1 Voting. From and after the date hereof until the earlier of (a) the consummation of the Merger and (b) the termination of the Merger Agreement pursuant to and in compliance with the terms therein (such earlier date, the “Expiration Date”), Stockholder irrevocably and unconditionally hereby agrees that at any meeting (whether annual or special and each adjourned or postponed meeting) of Maine’s stockholders, however called, or in connection with any written consent of Maine’s stockholders, the Stockholder (in such capacity and not in any other capacity) will (i) appear at such meeting or otherwise cause all of the Securities to be counted as present thereat for purposes of calculating a quorum and (ii) vote or cause to be voted (including by proxy or written consent, if applicable) all of the Securities:

(a) in favor of the Approval (and, in the event that the Approval is presented as more than one proposal, in favor of each proposal that is part of the Approval), and in favor of any other matter presented or proposed as to approval of the Merger or any part or aspect thereof or any other transactions or matters contemplated by the Merger Agreement, including but not limited to, any stockholder vote required by Section 251 of the Delaware Corporation Law;

(b) against any Company Takeover Proposal, without regard to the terms of such Company Takeover Proposal, or any other transaction, proposal, agreement or action made in opposition to adoption of the Merger Agreement or in competition or inconsistent with the Merger and the other transactions or matters contemplated by the Merger Agreement,

(c) against any other action, agreement or transaction, that is intended, that could reasonably be expected, or the effect of which could reasonably be expected, to materially impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement or this Agreement or the performance by Stockholder of its obligations under this Agreement, including: (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Maine or any of its Subsidiaries; (ii) a sale, lease or transfer of a material amount of assets of Maine or any of its Subsidiaries (other than the Merger) or a reorganization, recapitalization or liquidation of Maine or any of its Subsidiaries; (iii) an election of new members to the board of directors of Maine, other than nominees to the board of directors of Maine who are serving as directors of Maine on the date of this Agreement or as otherwise provided in the Merger Agreement; (iv) any material change in the present capitalization or dividend policy of Maine or any amendment or other change to Maine’s certificate of incorporation or bylaws, except if approved in writing by Florida; or (v) any other material change in Maine’s corporate structure or business, except if approved in writing by Florida,

(d) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of Maine contained in the Merger Agreement, or of Stockholder contained in this Agreement, and

(e) in favor of any other matter necessary or desirable to the consummation of the transactions contemplated by the Merger Agreement, including the Merger and the amendment of the certificate of incorporation of Maine (clauses (a) through (e), the “Required Votes”).

Section 1.2 Grant of Irrevocable Proxy; Appointment of Proxy.

1.2.1 From and after the date hereof until the Expiration Date, Stockholder hereby irrevocably and unconditionally grants to, and appoints, Florida and any designee thereof as Stockholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of Stockholder, to vote or cause to be voted (including by proxy or written consent, if applicable) the Securities in accordance with the Required Votes.

1.2.2 Stockholder hereby represents that any proxies heretofore given in respect of the Securities, if any, are revocable, and hereby revokes such proxies.

1.2.3 Stockholder hereby affirms that the irrevocable proxy set forth in this Section 1.2 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of Stockholder under this Agreement. Stockholder hereby further affirms that the irrevocable proxy is coupled with an interest and, except as set forth in this Section 1.2, is intended to be irrevocable. If for any reason the proxy granted herein is not irrevocable, then Stockholder agrees, until the Expiration Date, to vote the Securities in accordance with Section 1.2.1(a) through Section 1.2.1(e) above as instructed by Florida in writing. The parties agree that the foregoing is a voting agreement.

Section 1.3 Restrictions on Transfers. Stockholder hereby agrees that, from the date hereof until the Expiration Date, it shall not, directly or indirectly, (a) sell, transfer, assign, tender in any tender or exchange offer, pledge, encumber, hypothecate or similarly dispose of (by merger, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, Lien, hypothecation or other disposition of (by merger, by testamentary disposition, by operation of law or otherwise), any Securities, (b) deposit any Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, or (c) agree (whether or not in writing) to take any of the actions referred to in the foregoing clause (a) or (b).

Section 1.4 Inconsistent Agreements. Stockholder hereby covenants and agrees that, except for this Agreement, it (a) shall not enter into at any time while this Agreement remains in effect, any voting agreement or voting trust with respect to the Securities and (b) shall not grant at any time while this Agreement remains in effect a proxy, consent or power of attorney with respect to the Securities.

ARTICLE II

NO SOLICITATION

Section 2.1 Restricted Activities. Prior to the Expiration Date, Stockholder (in its capacity as a stockholder of Maine) shall not, shall cause its officers and directors not to, and shall use reasonable best efforts to cause its agents, advisors and other representatives (in each case, acting in their capacity as such to Stockholder, the “Stockholder Representatives”) not to, (a) initiate, solicit or knowingly encourage or knowingly take or continue any other action to facilitate the submission of any inquiry, indication of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Takeover Proposal, (b) participate in any discussions or negotiations regarding, or that would reasonably be expected to lead to any Company Takeover Proposal (other than to inform a Person of the existence of this Section 2.1 and Section 5.3 of the Merger Agreement), (c) furnish any non-public information or data regarding Maine or any of its Subsidiaries to, or afford access to the properties, personnel, books and records of Maine to, any Person (other than Florida and its Subsidiaries) in connection with or in response to or in circumstances that would reasonably be expected to lead to, any Company Takeover Proposal, (d) take any action to make the provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation (including any transaction under, or a third party becoming an “interested stockholder” under, Section 203 of the DGCL), or any restrictive provision of any applicable anti-takeover provision in Maine’s certificate of incorporation or bylaws, inapplicable to any Person other than Florida and its Subsidiaries or to any transactions constituting or contemplated by a Company Takeover Proposal, or (e) resolve or agree to do any of the foregoing (the activities specified in clauses (a) through (e) being hereinafter referred to as the “Restricted Activities”).

Section 2.2 Notification. Stockholder (in its capacity as a stockholder of Maine) shall, and shall cause the Stockholder Representatives to, immediately cease and terminate any and all existing activities, discussions or negotiations with any Person with respect to a Company Takeover Proposal. From and after the date hereof until the Expiration Date, Stockholder shall as promptly as practicable (and in any event within 24 hours) (i) notify Florida of (x) any Company Takeover Proposal it receives in its capacity as a stockholder of Maine, (y) any request it receives in its capacity as a stockholder of Maine for non-public information relating to Maine or its Subsidiaries, other than requests for information not reasonably expected to be related to an Company Takeover Proposal, and (z) any inquiry or request for discussion or negotiation it receives in its capacity as a stockholder of Maine regarding a Company Takeover Proposal, (ii) if such Company Takeover Proposal, request or inquiry is in writing, deliver to Florida a copy of such Company Takeover Proposal, request or inquiry and any related draft agreements and other written material setting forth the terms and conditions of such Company Takeover Proposal, and (iii) if such Company Takeover Proposal, request or inquiry is oral, provide to Florida a reasonably detailed summary thereof. Stockholder shall keep Florida reasonably informed on a prompt and timely basis of the status and material details of any such Company Takeover Proposal and with respect to any material change to the terms of any such Company Takeover Proposal within 24 hours of any such material change. This Section 2.2 shall not apply to any Company Takeover Proposal received by Maine.

Section 2.3 Capacity. Stockholder is signing this Agreement solely in its capacity as a stockholder of Maine and nothing contained herein shall in any way limit or affect any actions taken by any Stockholder Representative in his capacity as a director of Maine, and no action taken in any such capacity as a director shall be deemed to constitute a breach of this Agreement.

ARTICLE III

REPRESENTATIONS, WARRANTIES AND COVENANTS

OF STOCKHOLDER

Section 3.1 Representations and Warranties. Stockholder represents and warrants to Florida as follows: (a) Stockholder has full legal right and capacity to execute and deliver this Agreement, to perform Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby, (b) this Agreement has been duly executed and delivered by Stockholder and the execution, delivery and performance of this Agreement by Stockholder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Stockholder and no other actions or proceedings on the part of Stockholder are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, (c) this Agreement constitutes the valid and binding agreement of Stockholder, enforceable against Stockholder in accordance with its terms, (d) the execution and delivery of this Agreement by Stockholder does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any Laws or agreement binding upon Stockholder or the Securities, nor require any authorization, consent or approval of, or filing with, any Governmental Entity, except for filings with the Securities and Exchange Commission by Stockholder, (e) Stockholder owns, beneficially and of record, or controls 51,000,000 shares of Common Stock and (f) except for such transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended, and the “blue sky” laws of the various states of the United States, Stockholder owns, beneficially and of record, or controls all of the Securities free and clear of any proxy, voting restriction, adverse claim or other Lien (other than any restrictions created by this Agreement) and has sole voting power with respect to the Securities and sole power of disposition with respect to all of the Securities, with no restrictions on Stockholder’s rights of voting or disposition pertaining thereto, and no person other than Stockholder has any right to direct or approve the voting or disposition of any of the Securities.

Section 3.2 Covenants. Stockholder hereby:

(a) irrevocably waives, and agrees not to exercise, any rights of appraisal or rights of dissent from the Merger that Stockholder may have with respect to the Securities;

(b) agrees to promptly notify Maine and Florida of the number of any new Securities acquired by Stockholder after the date hereof and prior to the Expiration Date. Any such Securities shall be subject to the terms of this Agreement as though owned by Stockholder on the date hereof;

(c) agrees to permit Maine to publish and disclose in the Proxy Statement Stockholder’s identity and ownership of the Securities and the nature of the Stockholder’s commitments, arrangements and understandings under this Agreement; and

(d) shall and does authorize Florida or its counsel to notify Maine’s transfer agent that there is a stop transfer order with respect to all of the Securities (and that this Agreement places limits on the voting and transfer of such shares), provided that Florida or its counsel further notifies Maine’s transfer agent to lift and vacate the stop transfer order with respect to the Securities following the Expiration Date.

ARTICLE IV

TERMINATION

This Agreement shall terminate and be of no further force or effect upon the earlier of (a) the Expiration Date and (b) any breach by Florida of Section 5.17 of the Agreement and Plan of Merger, dated as of the date hereof, by and among Florida, Merger Sub and Stockholder. Notwithstanding the preceding sentence, this Article IV and Article V shall survive any termination of this Agreement. Nothing in this Article V shall relieve or otherwise limit any party of liability for willful breach of this Agreement.

ARTICLE V

MISCELLANEOUS

Section 5.1 Expenses. Each party shall bear their respective expenses, costs and fees (including attorneys’, auditors’ and financing fees, if any) in connection with the preparation, execution and delivery of this Agreement and compliance herewith, whether or not the Merger is effected.

Section 5.2 Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, return receipt requested and postage prepaid, or by facsimile (providing confirmation of such facsimile transmission):

To Florida:

Freeport-McMoRan Copper & Gold Inc.

333 North Central Avenue

Phoenix, Arizona 85004

Facsimile: (602) 366-7691

Attention: General Counsel

with copies to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention: David E. Shapiro

Facsimile: (212) 403-2000

Email: deshapiro@wlrk.com

To Stockholder:

Plains Exploration & Production Company

700 Milam, Suite 3100

Houston, Texas 77002

Facsimile: (713) 579-6231

Attention: General Counsel

with copies to:

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

Attention: Michael E. Dillard

Sean T. Wheeler

Facsimile: (713) 546-5401

Email: michael.dillard@lw.com

sean.wheeler@lw.com

To Maine:

McMoRan Exploration Co.

1615 Poydras Street

New Orleans, Louisiana 70112

Facsimile: (504) 585-3513

Attention: General Counsel

with a copy to:

Weil, Gotshal & Manges

767 Fifth Avenue

New York, NY 10153

Attention: Michael J. Aiello

Facsimile: (212) 310-8007

Email: michael.aiello@weil.com

or to such other Persons or addresses as may be designated in writing by the party to receive such notice as provided above.

Section 5.3 Amendments; Waivers. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed (i) in the case of an amendment, by Florida, Maine and Stockholder, and (ii) in the case of a waiver, by the party (or parties) against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 5.4 Assignment. No party to this Agreement may assign any of its rights or obligations under this Agreement, including by sale of stock, operation of law in connection with a merger or sale of substantially all the assets, without the prior written consent of the other party hereto; provided that Florida may assign its rights and obligations under this Agreement to a Subsidiary of Florida, so long as Florida remains liable for its obligations hereunder.

Section 5.5 No Partnership, Agency, or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between the parties hereto.

Section 5.6 Entire Agreement. This Agreement and the Merger Agreement constitute the entire agreement, and supersede all other prior and contemporaneous agreements, understandings, undertakings, arrangements, representations and warranties, both written and oral, among the parties with respect to the subject matter hereof.

Section 5.7 No Third-Party Beneficiaries. This Agreement is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

Section 5.8 Jurisdiction; Specific Enforcement; Waiver of Trial by Jury. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed, or were threatened to be not performed, in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedy that may be available to it, including monetary damages, each of the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Court of Chancery of the State of Delaware (“Delaware Court of Chancery”) and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court sitting within the State of Delaware), and all such rights and remedies at law or in equity shall be cumulative. The parties further agree that no party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 5.8 and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court sitting within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. To the fullest extent permitted by applicable law, each of the parties hereto hereby consents to the service of process in accordance with Section 5.2; provided, however, that nothing herein shall affect the right of any party to serve legal process in any other manner permitted by law. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 5.9 Governing Law. This Agreement, and all claims or causes of action (whether at law, in contract or in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

Section 5.10 Interpretation. (a) The words “hereof”, “herein”, and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (b) the words “date hereof,” when used in this Agreement, shall refer to the date set forth in the Preamble; (c) the terms defined in the singular have a comparable meaning when used in the plural, and vice versa; (d) the terms defined in the present tense have a comparable meaning when used in the past tense, and vice versa; (e) any references herein to a specific Section or Article shall refer, respectively, to Sections or Articles of this Agreement; (f) wherever the word “include”, “includes”, or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”; (g) references herein to any gender includes each other gender; (h) the word “or” shall not be exclusive; (i) the headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof; and (j) the parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event that an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Section 5.11 Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart (including any facsimile or electronic document transmission of such counterpart) being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

Section 5.12 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision; and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

PLAINS EXPLORATION & PRODUCTION COMPANY

By:	/s/ James C. Flores
Name:	James C. Flores
Title:	Chairman of the Board, President and Chief Executive Officer

[Signature Page to Voting and Support Agreement]

FREEPORT-MCMORAN COPPER & GOLD INC.

By:	/s/ Kathleen L. Quirk
Name:	Kathleen L. Quirk
Title:	Executive Vice President, Chief Financial Officer & Treasurer

[Signature Page to Voting and Support Agreement]

MCMORAN EXPLORATION CO.

By:	/s/ Nancy D. Parmelee
Name:	Nancy D. Parmelee
Title:	Senior Vice President, Chief Financial Officer & Secretary

[Signature Page to Voting and Support Agreement]

Exhibit 10.2

Freeport-McMoRan Copper & Gold Inc.

December 5, 2012

James C. Flores

Plains Exploration & Production Company

700 Milam Street, Suite 3100

Houston, Texas 77002

Dear Jim:

Reference is made to the transactions contemplated by that certain Agreement and Plan of Merger by and among Freeport McMoRan Copper & Gold Inc. (“Freeport”), Plains Exploration & Production Company (“Plains”) and IMONC LLC (“Merger Sub”), to be executed concurrently with this letter agreement (the “Merger Agreement”) pursuant to which Plains will merge into Merger Sub and become a direct wholly owned subsidiary of Freeport (the “Merger”). The parties acknowledge that in the event that the Merger is not consummated, this letter agreement will become null and void ab initio and of no further force and effect.

Following the Closing Date (as defined in the Merger Agreement), you will be appointed the Vice-Chairman of Freeport and Chief Executive Officer of the oil and gas business of Freeport, with sole oversight of the oil and gas businesses and operations of Freeport, with the duties, authorities and responsibilities commensurate with such titles and offices and such other duties and responsibilities as reasonably may be assigned to you by the Chairman of Freeport commensurate with that position, and you will initially be appointed (and thereafter be nominated) to serve as a member of the Board of Directors of Freeport. During your employment with Freeport, you will report directly to the Chairman of Freeport, you will receive an annual base salary that is no less than the annual base salary applicable to each of the current Chairman of Freeport and the current President and Chief Executive Officer of Freeport (the “peer executives”), as in effect from time to time (currently $2,500,000), you will be eligible for an annual incentive award based on an annual target incentive opportunity that is the same as the annual target incentive opportunity applicable to the peer executives as determined by the Compensation Committee of Freeport, and you will be eligible to participate in all incentive compensation, savings, welfare benefit and fringe benefit plans and arrangements and any retirement plan or arrangement adopted in the future (which in all cases excludes the current supplemental executive retirement plan in which the peer executives participate), in each case applicable to the peer executives, as in effect from time to time.

In consideration for the foregoing and other good and valuable consideration, including the payment of the Merger Consideration (as defined in the Merger Agreement) for your wholly owned shares of Plains common stock as of the Closing Date, you agree to waive your right to resign from Plains (or any successor entity, including Freeport) for Good Reason (as defined in your amended and restated employment agreement with Plains, dated as of June 9, 2004, as amended on October 30, 2007 (the “Employment Agreement”)) or otherwise claim breach of the Employment Agreement solely (A) as a result of the Merger pursuant to Section 6(e)(vi) of the Employment Agreement, (B) pursuant to clause (iv) of Section 6(e) of the Employment Agreement due to the principal executive offices of Freeport being outside the greater Houston, Texas metropolitan area or your being located somewhere other than Freeport’s principal executive offices, it being agreed that your principal office shall be located in Houston, Texas or (C) pursuant to Section 3 and/or clauses (i) and (v) (with respect to committee membership) of Section 6(e) of the Employment Agreement due to your not being the Chief Executive Officer or Chairman of Freeport or serving in any other position at Plains or its affiliates or on any committee existing at Plains or its affiliates, which waivers shall apply to all arrangements and agreements which contain any such right or commitments, including, without limitation, any Company Stock Plans (as defined in the Merger Agreement) (and the related award agreements), the Amended and Restated Long-Term Retention and Deferral Agreement and the Plains Executives’ Long-Term Retention & Deferred Compensation Plan (and any successor or predecessor plans or agreements). For the avoidance of doubt, you shall retain the Good Reason protections set forth in the Employment Agreement; provided; however, that none of the changes to your employment arrangements contemplated by the waivers or other terms or arrangements set forth in this letter agreement shall contribute to or constitute Good Reason.

Furthermore, the parties agree that the Merger will constitute a Change in Control (as defined in the Company Stock Plans) for purposes of the Company Stock Plans (and related award agreements), the Amended and Restated Long-Term Retention and Deferral Agreement, the Plains Executives’ Long-Term Retention & Deferred Compensation Plan and your Employment Agreement, and pursuant to such plans and agreements, subject to the occurrence of the Closing Date, the stock-settled equity-based awards set forth on Exhibit A to this letter agreement (the “Vesting Equity Awards”) will immediately vest (including the deferred restricted stock unit awards for which Plains has a contractual commitment to credit in the future) and for the purposes of the Merger Agreement such Vesting Equity Awards will be “Company Non-Electing RSUs” and will be paid in shares of Freeport common stock in accordance with the Merger Agreement. You agree that, notwithstanding anything to the contrary in any Company Stock Plan, award agreement or any other agreement or arrangement, the shares of Freeport common stock delivered to you in settlement of the Vesting Equity Awards will be subject to a holding requirement from the Closing Date through the third anniversary of the Closing Date (the “Holding Period”); provided, however, that, at your election, the number of shares delivered in settlement of your Vesting Equity Awards will be reduced as necessary in order to satisfy your income and employment tax liabilities with respect to such delivery at an individual Federal income tax withholding rate based on a reasonable estimate of the tax rate applicable to you. Notwithstanding the foregoing, (i) during the Holding Period you will have the right to transfer shares of Freeport common stock for estate or charitable planning purposes to any person who would be a permitted transferee of Freeport equity awards if they were to be registered on Form S-8 promulgated by the Securities and Exchange Commission; provided that the transfer restrictions on such shares will continue to apply to such permitted transferees through the end of the Holding Period and (ii) the Holding Period will immediately terminate upon a “Change of Control” of Freeport as defined in Freeport’s Amended and Restated Executive Employment Agreement with its Chief Executive Officer dated as of December 2, 2008 or if your employment with Freeport is terminated (A) by you for Good Reason (as defined in your Employment Agreement taking into account the waivers set forth above and other terms and arrangements of this letter agreement), (B) by Freeport without Cause (as defined in the Employment Agreement) or (C) due to your death or disability.

You also agree that, following the execution of the Merger Agreement, you will reasonably cooperate with Freeport and Plains with respect to mitigating potential liability pursuant to Section 280G of the Internal Revenue Code of 1986, as amended, including with respect to the valuation of non-competition arrangements, and the acceleration of bonuses and other awards in calendar year 2012, to the extent such cooperation is not detrimental to you or Plains, taking into account your 280G excise tax gross-up set forth in Section 6(j) of the Employment Agreement (Full Tax Gross-Up of Payments), which shall remain in effect in any event. You and Freeport agree that so long as you and each of Plains’ three current executive vice presidents are employed by Plains or any affiliate of Freeport, each of them shall report directly and exclusively to you, except if you determine that any such executive vice president shall cease reporting to you.

You, Plains and Freeport agree that subject to your continued employment by Plains as of the Closing Date, from and after the Closing Date, Freeport will assume the Employment Agreement and the Employment Agreement and all of its terms will continue to be in full force and effect, subject only to

2

your waiver of those provisions you have expressly agreed to waive in this letter agreement and the other terms of this letter agreement.

You acknowledge that you understand that the waivers and other provisions set forth in this letter agreement amend your Employment Agreement and the other plans and agreements under which you have rights and obligations. As such, there will not be strict interpretation against Freeport or Plains in connection with any review of or dispute with respect to this letter agreement in which interpretation thereof is an issue. You further acknowledge that: (i) this letter agreement is executed voluntarily and without any duress or undue influence on the part or behalf of Freeport, Plains or any of their respective affiliates; (ii) this entire letter agreement is written in a manner calculated to be understood by you; and (iii) you are fully aware of the legal and binding effect of this letter agreement.

The foregoing represents a legally binding commitment of the parties hereto. The parties may finalize additional documentation in forms to be mutually agreed to reflect the above; provided, however, that if no additional documentation with respect to the matters set forth herein is entered into, this letter agreement shall continue in full force and effect. This letter agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

3

Please sign below to indicate your acknowledgment and acceptance of the terms of this letter agreement.

Very truly yours,

By:	/s/ Kathleen L. Quirk
Name:	Kathleen L. Quirk
Title:	Executive Vice President, Chief Financial Officer & Treasurer

[Signature Page to Waiver Letter]

Agreed to and acknowledged

as of the 5th day of December, 2012:

/s/    James C. Flores

James C. Flores

Also agreed to and acknowledged as of the 5th day of December, 2012

PLAINS EXPLORATION & PRODUCTION COMPANY

By:	/s/ Winston M. Talbert
Name:	Winston M. Talbert
Title:	Executive Vice President and Chief Financial Officer

By:	/s/ John F. Wombwell
Name:	John F. Wombwell
Title:	Executive Vice President, General Counsel and Secretary

[Signature Page to Waiver Letter]

EXHIBIT A

OUTSTANDING OR COMMITTED UNVESTED EQUITY-BASED AWARDS

Form of Equity	Number of Shares/Units Outstanding	Grant Date	Regular Vesting Date (no CIC)	Form of Consideration (Company Non-Electing RSUs)
RSU	29,250	2/10/2010	3/31/2014	Parent Common Stock
RSU	29,250	2/10/2010	3/31/2015	Parent Common Stock
RSU	40,500	2/9/2011	3/31/2014	Parent Common Stock
RSU	29,250	2/9/2011	3/31/2015	Parent Common Stock
RSU	29,250	2/9/2011	3/31/2016	Parent Common Stock
RSU	20,250	2/8/2012	3/31/2014	Parent Common Stock
RSU	20,250	2/8/2012	3/31/2015	Parent Common Stock
RSU	14,625	2/8/2012	3/31/2016	Parent Common Stock
RSU	14,625	2/8/2012	3/31/2017	Parent Common Stock
RSU*	200,000	9/30/2008	9/30/2013	Parent Common Stock
RSU*	200,000	9/30/2009	9/30/2014	Parent Common Stock
RSU*	200,000	9/30/2010	9/30/2015	Parent Common Stock
RSU*	200,000	9/30/2011	9/30/2015	Parent Common Stock
RSU*	200,000	9/30/2012	9/30/2015	Parent Common Stock
RSU**	200,000	9/30/2013	9/30/2015	Parent Common Stock
RSU**	200,000	9/30/2014	9/30/2015	Parent Common Stock
RSU***	200,000	9/30/2015	9/30/2020	Parent Common Stock
RSU***	200,000	9/30/2016	9/30/2020	Parent Common Stock
RSU***	200,000	9/30/2017	9/30/2020	Parent Common Stock
RSU***	200,000	9/30/2018	9/30/2019, 2020 & 2021	Parent Common Stock
RSU***	200,000	9/30/2019	9/30/2020, 2021 & 2022	Parent Common Stock

TOTAL	2,627,250

A-1

*	Each RSU marked with an * was granted pursuant to the Long-Term Retention and Deferral Arrangement.
**	Each RSU marked with an ** is committed to be granted pursuant to the Long-Term Retention and Deferral Arrangement.
***	Each RSU marked with an *** is committed to be granted pursuant to the Executive’s Employment Agreement, as amended.

A-2

Exhibit 10.3

Freeport-McMoRan Copper & Gold Inc.

December 5, 2012

Doss R. Bourgeois

Plains Exploration & Production Company

700 Milam Street, Suite 3100

Houston, Texas 77002

Dear Doss:

Reference is made to the transactions contemplated by that certain Agreement and Plan of Merger by and among Freeport McMoRan Copper & Gold Inc. (“Freeport”), Plains Exploration & Production Company (“Plains”) and IMONC LLC (“Merger Sub”), to be executed concurrently with this letter agreement (the “Merger Agreement”) pursuant to which Plains will merge into Merger Sub and become a direct wholly owned subsidiary of Freeport (the “Merger”). The parties acknowledge that in the event that the Merger is not consummated, this letter agreement will become null and void ab initio and of no further force and effect.

Following the Closing Date (as defined in the Merger Agreement), you will be Executive Vice President of the oil and gas business of Freeport, with such customary duties and responsibilities as may be assigned to you by James C. Flores commensurate with such position and you will report directly to Mr. Flores. During your employment with Freeport you will receive an annual base salary that is no less than $750,000 and you will be eligible for an annual incentive award determined by the Compensation Committee of Freeport. Following the Closing Date, you will be eligible to participate in incentive compensation, savings, welfare benefit and fringe benefit plans and arrangements applicable to similarly situated executives of Freeport, as in effect from time to time.

In consideration for the foregoing and other good and valuable consideration, including the payment of the Merger Consideration (as defined in the Merger Agreement) for your wholly owned shares of Plains common stock as of the Closing Date, you agree to waive your right to resign from your employment with Plains (or any successor entity, including Freeport) and receive payments or benefits under your amended and restated employment agreement with Plains, dated as of November 8, 2006, as amended on November 20, 2007 (the “Employment Agreement”)) or otherwise claim breach of the Employment Agreement (A) for any reason as a result of the Merger pursuant to Section 6(c)(iii) and Section 6(c)(iv) of the Employment Agreement, (B) for any reason because (x) James C. Flores ceases to be the Chief Executive Officer or (y) you are no longer reporting directly to Mr. Flores, in each case pursuant to Section 6(c)(ii) of the Employment Agreement or (C) pursuant to clause (iv) of Section 6(j) of the Employment Agreement due to the principal executive offices of Freeport being outside the greater Houston, Texas metropolitan area or your being located somewhere other than Freeport’s principal executive offices, it being agreed that your principal office shall be located in Houston, Texas, which waivers shall apply to all arrangements and agreements which contain any similar rights or commitments, including, without limitation, any Company Stock Plans (as defined in the Merger Agreement) (and the related award agreements). If, following the Closing Date, (A) your employment is terminated by Freeport other than for Cause or Disability (each as defined in the Employment Agreement), (B) you terminate your employment for Good Reason (within the meaning of Section 6(j) of the Employment Agreement; provided, however, that none of the terms and conditions of your employment arrangement contemplated by, or the waivers set forth in, this letter agreement shall contribute to or constitute Good Reason) or (C) you terminate your employment because you are no longer reporting directly to Mr. Flores, you will be entitled to receive the severance benefits under Section 6(c)(iii) of the Employment Agreement.

Furthermore, the parties agree that the Merger will constitute a Change in Control (as defined in the Company Stock Plans) for purposes of the Company Stock Plans (and related award agreements) and your Employment Agreement and pursuant to such plans and agreements, subject to the occurrence of the Closing Date, the stock-settled equity-based awards set forth on Exhibit A to this letter agreement (the “Vesting Equity Awards”) will immediately vest and for the purposes of the Merger Agreement such Vesting Equity Awards will be “Company Non-Electing RSUs” and will be paid the consideration as described below.

You agree that, notwithstanding anything to the contrary in any Company Stock Plan, award agreement or any other agreement or arrangement, (i) at your election up to 25% of the Vesting Equity Awards will be converted into the right to receive the Cash Consideration (as defined in the Merger Agreement) and (ii) the remainder of the Vesting Equity Awards will be converted into the right to receive Stock Consideration (as defined in the Merger Agreement); provided, however, that the shares of Freeport common stock delivered to you in settlement of the Vesting Equity Awards will be subject to a holding requirement from the Closing Date through the third anniversary of the Closing Date (the “Holding Period”); provided, further, however, that, at your election, the number of shares delivered in settlement of your Vesting Equity Awards will be reduced as necessary in order to satisfy your income and employment tax liabilities with respect to such delivery at an individual Federal income tax withholding rate based on a reasonable estimate of the tax rate applicable to you. Notwithstanding the foregoing, (i) during the Holding Period you will have the right to transfer shares of Freeport common stock for estate or charitable planning purposes to any person who would be a permitted transferee of Freeport equity awards if they were to be registered on Form S-8 promulgated by the Securities and Exchange Commission; provided that the transfer restrictions on such shares will continue to apply to such permitted transferees through the end of the Holding Period and (ii) the Holding Period will immediately terminate upon a “Change of Control” of Freeport as defined in Freeport’s Amended and Restated Executive Employment Agreement with its Executive Vice President and Chief Financial Officer dated as of December 2, 2008 or if your employment with Freeport is terminated (A) by you for Good Reason (as defined in your Employment Agreement taking into account the waivers and other terms and arrangements of this letter agreement), (B) by Freeport without Cause (as defined in the Employment Agreement) or (C) due to your death or disability.

You also agree that, following the execution of the Merger Agreement, you will reasonably cooperate with Freeport and Plains with respect to mitigating potential liability pursuant to Section 280G of the Internal Revenue Code of 1986, as amended, including with respect to the valuation of non-competition arrangements, and the acceleration of bonuses and other awards in calendar year 2012, to the extent such cooperation is not detrimental to you or Plains, taking into account your 280G excise tax gross-up set forth in Section 6(h) of the Employment Agreement (Full Tax Gross-Up of Payments), which shall remain in effect in any event.

You, Plains and Freeport agree that subject to your continued employment by Plains as of the Closing Date, from and after the Closing Date, Freeport will assume the Employment Agreement and the Employment Agreement and all of its terms will continue to be in full force and effect, subject only to your waiver of those provisions you have expressly agreed to waive in this letter agreement and the other terms of this letter agreement.

You acknowledge that you understand that the waivers and other provisions set forth in this letter agreement amend your Employment Agreement and the other plans and agreements under which you have rights and obligations. As such, there will not be strict interpretation against Freeport or Plains in

2

connection with any review of or dispute with respect to this letter agreement in which interpretation thereof is an issue. You further acknowledge that: (i) this letter agreement is executed voluntarily and without any duress or undue influence on the part or behalf of Freeport, Plains or any of their respective affiliates; (ii) this entire letter agreement is written in a manner calculated to be understood by you; and (iii) you are fully aware of the legal and binding effect of this letter agreement.

The foregoing represents a legally binding commitment of the parties hereto. The parties may finalize additional documentation in forms to be mutually agreed to reflect the above; provided, however, that if no additional documentation with respect to the matters set forth herein is entered into, this letter agreement shall continue in full force and effect. This letter agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

3

Please sign below to indicate your acknowledgment and acceptance of the terms of this letter agreement.

Very truly yours,

By:	/s/ Kathleen L. Quirk
Name:	Kathleen L. Quirk
Title:	Executive Vice President, Chief Financial Officer & Treasurer

[Signature Page to Waiver Letter]

Agreed to and acknowledged

as of the 5th day of December, 2012:

/s/    Doss R. Bourgeois

Doss R. Bourgeois

Also agreed to and acknowledged as of the 5th day of December, 2012

PLAINS EXPLORATION & PRODUCTION COMPANY

By:	/s/ James C. Flores
Name:	James C. Flores
Title:	Chairman of the Board, President and Chief Executive Officer

[Signature Page to Waiver Letter]

EXHIBIT A

OUTSTANDING OR COMMITTED UNVESTED EQUITY-BASED AWARDS

Form of Equity	Number of Shares/Units Outstanding	Grant Date	Regular Vesting Date (no CIC)	Form of Consideration (Company Non-Electing RSUs)
RSU	14,625	2/10/2010	3/31/2014	Parent Common Stock
RSU	14,625	2/10/2010	3/31/2015	Parent Common Stock
RSU	20,250	2/9/2011	3/31/2014	Parent Common Stock
RSU	14,625	2/9/2011	3/31/2015	Parent Common Stock
RSU	14,625	2/9/2011	3/31/2016	Parent Common Stock
RSU	10,125	2/8/2012	3/31/2014	Parent Common Stock
RSU	10,125	2/8/2012	3/31/2015	Parent Common Stock
RSU	7,313	2/8/2012	3/31/2016	Parent Common Stock
RSU	7,312	2/8/2012	3/31/2017	Parent Common Stock
RSU	100,000	11/8/2006	CIC	Parent Common Stock

TOTAL	213,625

A-1

Exhibit 10.4

Freeport-McMoRan Copper & Gold Inc.

December 5, 2012

Winston M. Talbert

Plains Exploration & Production Company

700 Milam Street, Suite 3100

Houston, Texas 77002

Dear Winston:

Reference is made to the transactions contemplated by that certain Agreement and Plan of Merger by and among Freeport McMoRan Copper & Gold Inc. (“Freeport”), Plains Exploration & Production Company (“Plains”) and IMONC LLC (“Merger Sub”), to be executed concurrently with this letter agreement (the “Merger Agreement”) pursuant to which Plains will merge into Merger Sub and become a direct wholly owned subsidiary of Freeport (the “Merger”). The parties acknowledge that in the event that the Merger is not consummated, this letter agreement will become null and void ab initio and of no further force and effect.

Following the Closing Date (as defined in the Merger Agreement), you will be Executive Vice President of the oil and gas business of Freeport, with such customary duties and responsibilities as may be assigned to you by James C. Flores commensurate with such position and you will report directly to Mr. Flores. During your employment with Freeport you will receive an annual base salary that is no less than $750,000 and you will be eligible for an annual incentive award determined by the Compensation Committee of Freeport. Following the Closing Date, you will be eligible to participate in incentive compensation, savings, welfare benefit and fringe benefit plans and arrangements applicable to similarly situated executives of Freeport, as in effect from time to time.

In consideration for the foregoing and other good and valuable consideration, including the payment of the Merger Consideration (as defined in the Merger Agreement) for your wholly owned shares of Plains common stock as of the Closing Date, you agree to waive your right to resign from your employment with Plains (or any successor entity, including Freeport) and receive payments or benefits under your amended and restated employment agreement with Plains, dated as of November 8, 2006, as amended on November 20, 2007 (the “Employment Agreement”)) or otherwise claim breach of the Employment Agreement (A) for any reason as a result of the Merger pursuant to Section 6(c)(iii) and Section 6(c)(iv) of the Employment Agreement, (B) for any reason because (x) James C. Flores ceases to be the Chief Executive Officer or (y) you are no longer reporting directly to Mr. Flores, in each case pursuant to Section 6(c)(ii) of the Employment Agreement or (C) pursuant to clause (iv) of Section 6(j) of the Employment Agreement due to the principal executive offices of Freeport being outside the greater Houston, Texas metropolitan area or your being located somewhere other than Freeport’s principal executive offices, it being agreed that your principal office shall be located in Houston, Texas, which waivers shall apply to all arrangements and agreements which contain any similar rights or commitments, including, without limitation, any Company Stock Plans (as defined in the Merger Agreement) (and the related award agreements). If, following the Closing Date, (A) your employment is terminated by Freeport other than for Cause or Disability (each as defined in the Employment Agreement), (B) you terminate your employment for Good Reason (within the meaning of Section 6(j) of the Employment Agreement; provided, however, that none of the terms and conditions of your employment arrangement contemplated by, or the waivers set forth in, this letter agreement shall contribute to or constitute Good Reason) or (C) you terminate your employment because you are no longer reporting directly to Mr. Flores, you will be entitled to receive the severance benefits under Section 6(c)(iii) of the Employment Agreement.

Furthermore, the parties agree that the Merger will constitute a Change in Control (as defined in the Company Stock Plans) for purposes of the Company Stock Plans (and related award agreements) and your Employment Agreement and pursuant to such plans and agreements, subject to the occurrence of the Closing Date, the stock-settled equity-based awards set forth on Exhibit A to this letter agreement (the “Vesting Equity Awards”) will immediately vest and for the purposes of the Merger Agreement such Vesting Equity Awards will be “Company Non-Electing RSUs” and will be paid the consideration as described below.

You agree that, notwithstanding anything to the contrary in any Company Stock Plan, award agreement or any other agreement or arrangement, (i) at your election up to 25% of the Vesting Equity Awards will be converted into the right to receive the Cash Consideration (as defined in the Merger Agreement) and (ii) the remainder of the Vesting Equity Awards will be converted into the right to receive Stock Consideration (as defined in the Merger Agreement); provided, however, that the shares of Freeport common stock delivered to you in settlement of the Vesting Equity Awards will be subject to a holding requirement from the Closing Date through the third anniversary of the Closing Date (the “Holding Period”); provided, further, however, that, at your election, the number of shares delivered in settlement of your Vesting Equity Awards will be reduced as necessary in order to satisfy your income and employment tax liabilities with respect to such delivery at an individual Federal income tax withholding rate based on a reasonable estimate of the tax rate applicable to you. Notwithstanding the foregoing, (i) during the Holding Period you will have the right to transfer shares of Freeport common stock for estate or charitable planning purposes to any person who would be a permitted transferee of Freeport equity awards if they were to be registered on Form S-8 promulgated by the Securities and Exchange Commission; provided that the transfer restrictions on such shares will continue to apply to such permitted transferees through the end of the Holding Period and (ii) the Holding Period will immediately terminate upon a “Change of Control” of Freeport as defined in Freeport’s Amended and Restated Executive Employment Agreement with its Executive Vice President and Chief Financial Officer dated as of December 2, 2008 or if your employment with Freeport is terminated (A) by you for Good Reason (as defined in your Employment Agreement taking into account the waivers and other terms and arrangements of this letter agreement), (B) by Freeport without Cause (as defined in the Employment Agreement) or (C) due to your death or disability.

You also agree that, following the execution of the Merger Agreement, you will reasonably cooperate with Freeport and Plains with respect to mitigating potential liability pursuant to Section 280G of the Internal Revenue Code of 1986, as amended, including with respect to the valuation of non-competition arrangements, and the acceleration of bonuses and other awards in calendar year 2012, to the extent such cooperation is not detrimental to you or Plains, taking into account your 280G excise tax gross-up set forth in Section 6(h) of the Employment Agreement (Full Tax Gross-Up of Payments), which shall remain in effect in any event.

You, Plains and Freeport agree that subject to your continued employment by Plains as of the Closing Date, from and after the Closing Date, Freeport will assume the Employment Agreement and the Employment Agreement and all of its terms will continue to be in full force and effect, subject only to your waiver of those provisions you have expressly agreed to waive in this letter agreement and the other terms of this letter agreement.

You acknowledge that you understand that the waivers and other provisions set forth in this letter agreement amend your Employment Agreement and the other plans and agreements under which you have rights and obligations. As such, there will not be strict interpretation against Freeport or Plains in

2

connection with any review of or dispute with respect to this letter agreement in which interpretation thereof is an issue. You further acknowledge that: (i) this letter agreement is executed voluntarily and without any duress or undue influence on the part or behalf of Freeport, Plains or any of their respective affiliates; (ii) this entire letter agreement is written in a manner calculated to be understood by you; and (iii) you are fully aware of the legal and binding effect of this letter agreement.

The foregoing represents a legally binding commitment of the parties hereto. The parties may finalize additional documentation in forms to be mutually agreed to reflect the above; provided, however, that if no additional documentation with respect to the matters set forth herein is entered into, this letter agreement shall continue in full force and effect. This letter agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

3

Please sign below to indicate your acknowledgment and acceptance of the terms of this letter agreement.

Very truly yours,

By:	/s/ Kathleen L. Quirk
Name:	Kathleen L. Quirk
Title:	Executive Vice President, Chief Financial Officer & Treasurer

[Signature Page to Waiver Letter]

Agreed to and acknowledged

as of the 5th day of December, 2012:

/s/ Winston Talbert
Winston Talbert

Also agreed to and acknowledged as of the 5th day of December, 2012

PLAINS EXPLORATION & PRODUCTION COMPANY

By:	/s/ James C. Flores
Name:	James C. Flores
Title:	Chairman of the Board, President and Chief Executive Officer

[Signature Page to Waiver Letter]

EXHIBIT A

OUTSTANDING OR COMMITTED UNVESTED EQUITY-BASED AWARDS

Form of Equity	Number of Shares/Units Outstanding	Grant Date	Regular Vesting Date (no CIC)	Form of Consideration (Company Non-Electing RSUs)
RSU	14,625	2/10/2010	3/31/2014	Parent Common Stock
RSU	14,625	2/10/2010	3/31/2015	Parent Common Stock
RSU	20,250	2/9/2011	3/31/2014	Parent Common Stock
RSU	14,625	2/9/2011	3/31/2015	Parent Common Stock
RSU	14,625	2/9/2011	3/31/2016	Parent Common Stock
RSU	10,125	2/8/2012	3/31/2014	Parent Common Stock
RSU	10,125	2/8/2012	3/31/2015	Parent Common Stock
RSU	7,313	2/8/2012	3/31/2016	Parent Common Stock
RSU	7,312	2/8/2012	3/31/2017	Parent Common Stock
RSU	100,000	11/8/2006	CIC	Parent Common Stock

TOTAL	213,625

A-1

Exhibit 10.5

Freeport-McMoRan Copper & Gold Inc.

December 5, 2012

John F. Wombwell

Plains Exploration & Production Company

700 Milam Street, Suite 3100

Houston, Texas 77002

Dear John:

Reference is made to the transactions contemplated by that certain Agreement and Plan of Merger by and among Freeport McMoRan Copper & Gold Inc. (“Freeport”), Plains Exploration & Production Company (“Plains”) and IMONC LLC (“Merger Sub”), to be executed concurrently with this letter agreement (the “Merger Agreement”) pursuant to which Plains will merge into Merger Sub and become a direct wholly owned subsidiary of Freeport (the “Merger”). The parties acknowledge that in the event that the Merger is not consummated, this letter agreement will become null and void ab initio and of no further force and effect.

Following the Closing Date (as defined in the Merger Agreement), you will be Executive Vice President of the oil and gas business of Freeport, with such customary duties and responsibilities as may be assigned to you by James C. Flores commensurate with such position and you will report directly to Mr. Flores. During your employment with Freeport you will receive an annual base salary that is no less than $750,000 and you will be eligible for an annual incentive award determined by the Compensation Committee of Freeport. Following the Closing Date, you will be eligible to participate in incentive compensation, savings, welfare benefit and fringe benefit plans and arrangements applicable to similarly situated executives of Freeport, as in effect from time to time.

In consideration for the foregoing and other good and valuable consideration, including the payment of the Merger Consideration (as defined in the Merger Agreement) for your wholly owned shares of Plains common stock as of the Closing Date, you agree to waive your right to resign from your employment with Plains (or any successor entity, including Freeport) and receive payments or benefits under your amended and restated employment agreement with Plains, dated as of June 9, 2004, as amended on November 20, 2007 (the “Employment Agreement”)) or otherwise claim breach of the Employment Agreement (A) for any reason as a result of the Merger pursuant to Section 6(c)(iii) and Section 6(c)(iv) of the Employment Agreement, (B) for any reason because (x) James C. Flores ceases to be the Chief Executive Officer or (y) you are no longer reporting directly to Mr. Flores, in each case pursuant to Section 6(c)(ii) of the Employment Agreement or (C) pursuant to clause (iv) of Section 6(j) of the Employment Agreement due to the principal executive offices of Freeport being outside the greater Houston, Texas metropolitan area or your being located somewhere other than Freeport’s principal executive offices, it being agreed that your principal office shall be located in Houston, Texas, which waivers shall apply to all arrangements and agreements which contain any similar rights or commitments, including, without limitation, any Company Stock Plans (as defined in the Merger Agreement) (and the related award agreements), the Amended and Restated Long-Term Retention and Deferral Agreement and the Plains Executives’ Long-Term Retention & Deferred Compensation Plan (and any successor or predecessor plans or agreements). If, following the Closing Date, (A) your employment is terminated by Freeport other than for Cause or Disability (each as defined in the Employment Agreement), (B) you terminate your employment for Good Reason (within the meaning of Section 6(j) of the Employment Agreement; provided, however, that none of the terms and conditions of your employment arrangement contemplated by, or the waivers set forth in, this letter agreement shall contribute to or constitute Good Reason) or (C) you terminate your employment because you are no longer reporting directly to Mr. Flores, you will be entitled to receive the severance benefits under Section 6(c)(iii) of the Employment Agreement.

Furthermore, the parties agree that the Merger will constitute a Change in Control (as defined in the Company Stock Plans) for purposes of the Company Stock Plans (and related award agreements), the Amended and Restated Long-Term Retention and Deferral Agreement, the Plains Executives’ Long-Term Retention & Deferred Compensation Plan and your Employment Agreement and pursuant to such plans and agreements, subject to the occurrence of the Closing Date, the stock-settled equity-based awards set forth on Exhibit A to this letter agreement (the “Vesting Equity Awards”) will immediately vest (including the deferred restricted stock unit awards for which Plains has a contractual commitment to credit in the future) and for the purposes of the Merger Agreement such Vesting Equity Awards will be “Company Non-Electing RSUs” and will be paid the consideration as described below.

You agree that, notwithstanding anything to the contrary in any Company Stock Plan, award agreement or any other agreement or arrangement, (i) at your election up to 25% of the Vesting Equity Awards will be converted into the right to receive the Cash Consideration (as defined in the Merger Agreement) and (ii) the remainder of the Vesting Equity Awards will be converted into the right to receive Stock Consideration (as defined in the Merger Agreement); provided, however, that the shares of Freeport common stock delivered to you in settlement of the Vesting Equity Awards will be subject to a holding requirement from the Closing Date through the third anniversary of the Closing Date (the “Holding Period”); provided, further, however, that, at your election, the number of shares delivered in settlement of your Vesting Equity Awards will be reduced as necessary in order to satisfy your income and employment tax liabilities with respect to such delivery at an individual Federal income tax withholding rate based on a reasonable estimate of the tax rate applicable to you. Notwithstanding the foregoing, (i) during the Holding Period you will have the right to transfer shares of Freeport common stock for estate or charitable planning purposes to any person who would be a permitted transferee of Freeport equity awards if they were to be registered on Form S-8 promulgated by the Securities and Exchange Commission; provided that the transfer restrictions on such shares will continue to apply to such permitted transferees through the end of the Holding Period and (ii) the Holding Period will immediately terminate upon a “Change of Control” of Freeport as defined in Freeport’s Amended and Restated Executive Employment Agreement with its Executive Vice President and Chief Financial Officer dated as of December 2, 2008 or if your employment with Freeport is terminated (A) by you for Good Reason (as defined in your Employment Agreement taking into account the waivers and other terms and arrangements of this letter agreement), (B) by Freeport without Cause (as defined in the Employment Agreement) or (C) due to your death or disability.

You also agree that, following the execution of the Merger Agreement, you will reasonably cooperate with Freeport and Plains with respect to mitigating potential liability pursuant to Section 280G of the Internal Revenue Code of 1986, as amended, including with respect to the valuation of non-competition arrangements, and the acceleration of bonuses and other awards in calendar year 2012, to the extent such cooperation is not detrimental to you or Plains, taking into account your 280G excise tax gross-up set forth in Section 6(h) of the Employment Agreement (Full Tax Gross-Up of Payments), which shall remain in effect in any event.

You, Plains and Freeport agree that subject to your continued employment by Plains as of the Closing Date, from and after the Closing Date, Freeport will assume the Employment Agreement and the Employment Agreement and all of its terms will continue to be in full force and effect, subject only to your waiver of those provisions you have expressly agreed to waive in this letter agreement and the other terms of this letter agreement.

2

You acknowledge that you understand that the waivers and other provisions set forth in this letter agreement amend your Employment Agreement and the other plans and agreements under which you have rights and obligations. As such, there will not be strict interpretation against Freeport or Plains in connection with any review of or dispute with respect to this letter agreement in which interpretation thereof is an issue. You further acknowledge that: (i) this letter agreement is executed voluntarily and without any duress or undue influence on the part or behalf of Freeport, Plains or any of their respective affiliates; (ii) this entire letter agreement is written in a manner calculated to be understood by you; and (iii) you are fully aware of the legal and binding effect of this letter agreement.

The foregoing represents a legally binding commitment of the parties hereto. The parties may finalize additional documentation in forms to be mutually agreed to reflect the above; provided, however, that if no additional documentation with respect to the matters set forth herein is entered into, this letter agreement shall continue in full force and effect. This letter agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

3

Please sign below to indicate your acknowledgment and acceptance of the terms of this letter agreement.

Very truly yours,

By:	/s/ Kathleen L. Quirk
Name:	Kathleen L. Quirk
Title:	Executive Vice President, Chief Financial Officer & Treasurer

[Signature Page to Waiver Letter]

Agreed to and acknowledged

as of the 5th day of December, 2012:

/s/ John F. Wombwell
John F. Wombwell

Also agreed to and acknowledged as of the 5th day of December, 2012

PLAINS EXPLORATION & PRODUCTION COMPANY

By:	/s/ Winston M. Talbert
Name:	Winston M. Talbert
Title:	Executive Vice President and Chief Financial Officer

By:	/s/ John F. Wombwell
Name:	John F. Wombwell
Title:	Executive Vice President, General Counsel and Secretary

[Signature Page to Waiver Letter]

EXHIBIT A

OUTSTANDING OR COMMITTED UNVESTED EQUITY-BASED AWARDS

Form of Equity	Number of Shares/Units Outstanding	Grant Date	Regular Vesting Date (no CIC)	Form of Consideration (Company Non-Electing RSUs)
RSU	14,625	2/10/2010	3/31/2014	Parent Common Stock
RSU	14,625	2/10/2010	3/31/2015	Parent Common Stock
RSU	20,250	2/9/2011	3/31/2014	Parent Common Stock
RSU	14,625	2/9/2011	3/31/2015	Parent Common Stock
RSU	14,625	2/9/2011	3/31/2016	Parent Common Stock
RSU	10,125	2/8/2012	3/31/2014	Parent Common Stock
RSU	10,125	2/8/2012	3/31/2015	Parent Common Stock
RSU	7,313	2/8/2012	3/31/2016	Parent Common Stock
RSU	7,312	2/8/2012	3/31/2017	Parent Common Stock
RSU	100,000	11/8/2006	CIC	Parent Common Stock
RSU*	33,000	9/30/2008	9/30/2013	Parent Common Stock
RSU*	33,000	9/30/2009	9/30/2014	Parent Common Stock
RSU*	33,000	9/30/2010	9/30/2015	Parent Common Stock
RSU*	33,000	9/30/2011	9/30/2015	Parent Common Stock
RSU*	33,000	9/30/2012	9/30/2015	Parent Common Stock
RSU**	33,000	9/30/2013	9/30/2015	Parent Common Stock
RSU**	33,000	9/30/2014	9/30/2015	Parent Common Stock

TOTAL	444,625

*	Each RSU marked with an * was granted pursuant to the Long-Term Retention and Deferral Arrangement.
**	Each RSU marked with an ** is committed to be granted pursuant to the Long-Term Retention and Deferral Arrangement.

A-1